Confidential Treatment Requested by Pactiv Evergreen Inc.

Pursuant to 17 C.F.R. Section 200.83

As confidentially submitted to the Securities and Exchange Commission on July 10, 2020

This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

PACTIV EVERGREEN INC.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	2673
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

1900 W. Field Court

Lake Forest, Illinois 60045

Telephone: (800) 879-5067

Facsimile: (847) 482-7742

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Copies to:

Byron B. Rooney, Esq. Michael Kaplan, Esq. Davis Polk & Wardwell LLP 450 Lexington Avenue New York, New York 10017 (212) 450-4000	Craig F. Arcella, Esq. Joseph D. Zavaglia, Esq. Cravath, Swaine & Moore LLP Worldwide Plaza 825 Eighth Avenue New York, New York 10019 (212) 474-1000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☐

		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

CALCULATION OF REGISTRATION FEE

Title Of Each Class Of Securities To Be Registered	Proposed Maximum Aggregate Offering Price(2)	Amount Of Registration Fee
Common stock, par value $0.001 per share(1)	$	$

(1)	Includes shares which the underwriters have the right to purchase to cover over-allotments.
(2)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457 under the Securities Act of 1933.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Confidential Treatment Requested by Pactiv Evergreen Inc.

Pursuant to 17 C.F.R. Section 200.83

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED                , 2020

PRELIMINARY PROSPECTUS

            Shares

Pactiv Evergreen Inc.

Common Stock

This is the initial public offering of shares of common stock of Pactiv Evergreen Inc. Prior to this offering, there has been no public market for our common stock. We anticipate that the initial public offering price will be between $        and $        per share. We have applied to list our common stock on                  under the symbol “PTVE.”

Immediately prior to the closing of this offering, Packaging Finance Limited (“PFL”) will be our only stockholder. Upon the closing of this offering, PFL will own a majority of the voting power of our common stock. As a result, upon the closing of this offering, we will be a “controlled company” as defined under the corporate governance rules of                 . See “Principal Stockholders.”

We have granted the underwriters a 30-day option to purchase up to                additional shares of common stock from us at the initial public offering price, less the underwriting discounts and commissions.

Investing in our common stock involves risks. See “Risk Factors” on page 31.

	Price to Public	Underwriting Discounts and Commissions	Proceeds before expenses, to us(1)
Per Share	$	$	$
Total	$	$	$
(1)	See “Underwriting” for a description of all compensation payable to the underwriters.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares on or about                 , 2020.

Credit Suisse

The date of this prospectus is                , 2020

Confidential Treatment Requested by Pactiv Evergreen Inc.

Pursuant to 17 C.F.R. Section 200.83

In this prospectus, “Group,” “we,” “us” and “our” refer to (i) prior to the GPC Separation (as defined below), Pactiv Evergreen Inc. (“PTVE”, or the “Company”) (formerly known as Reynolds Group Holdings Limited) and its consolidated subsidiaries, including Graham Packaging Company Inc. (“GPC”) and its consolidated subsidiaries (the “GPC Group”) and (ii) after the GPC Separation, PTVE and its consolidated subsidiaries, excluding the GPC Group. On      2020, we distributed GPC to PFL, and, as a result, the GPC Group is no longer part of the Group. As discussed elsewhere in this prospectus, on                , 2020, Reynolds Group Holdings Limited changed its name to Pactiv Evergreen Limited, and on                , 2020 converted into a corporation incorporated in the state of Delaware with the name Pactiv Evergreen Inc. The financial information presented in this prospectus, except where designated “pro forma,” includes the results of the GPC Group. Our discussion of our business and our forward-looking statements, including our Risk Factors, are generally limited to our business as of the closing of this offering and do not include the GPC Group.

We and the underwriters have not authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may provide you. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the common stock.

No action is being taken in any jurisdiction outside the United States to permit a public offering of common stock. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restriction as to this offering and the distribution of this prospectus applicable to those jurisdictions.

Market Share and Other Information

This prospectus includes industry and market data that we obtained from periodic industry publications, third-party studies and surveys, filings of public companies in our industry and internal company surveys. These include government and industry sources. Industry publications and surveys generally state that the information contained therein has been obtained from sources believed to be reliable. Although we believe the industry and

i

Confidential Treatment Requested by Pactiv Evergreen Inc.

Pursuant to 17 C.F.R. Section 200.83

market data to be reliable as of the date of this prospectus, this information could prove to be inaccurate. Industry and market data could be wrong because of the method by which sources obtained their data and because information cannot always be verified with complete certainty due to the limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties. In addition, we do not know all of the assumptions regarding general economic conditions or growth that were used in preparing the forecasts from the sources relied upon or cited herein. Unless otherwise indicated, when presented in this prospectus (i) historical industry growth rates are based on the period from 2014 through 2019, (ii) industry growth projections are based on data as of January 2020 and (iii) North American industry sizes are estimates as of 2019.

Trademarks and Trade Names

We own or have rights to trademarks, service marks and trade names that we use in connection with the operation of our business. Other trademarks, service marks and trade names appearing in this prospectus are the property of their respective owners. Solely for convenience, some of the trademarks, service marks and trade names referred to in this prospectus are listed without the ® or ™ symbols, but we will assert, to the fullest extent under applicable law, our rights to our trademarks, service marks and trade names.

Presentation of Information

References to “fiscal year 2021”, “fiscal year 2020,” “fiscal year 2019,” “fiscal year 2018,” “fiscal year 2017” and “fiscal year 2016” relate to our fiscal years ending December 31, 2021 and 2020 and fiscal years ended December 31, 2019, 2018, 2017 and 2016, respectively. With the exception of the adoption of Accounting Standards Update 2014-09, Revenue from Contracts with Customers and other related Accounting Standards Updates regarding Accounting Standards Codification Topic 606 (“ASC 606”) as of January 1, 2018, and Accounting Standards Update 2016-02, Leases, and other related Accounting Standard Updates regarding Accounting Standards Codification Topic 842 (“ASC 842”) as of January 1, 2019, the accounting policies set out in the annual consolidated financial statements included elsewhere in this prospectus have been consistently applied to all periods presented. We adopted the new revenue recognition standard on a modified retrospective basis for all contracts not completed as of the date of adoption. There was no material financial impact from adopting the new revenue recognition standard. We adopted the new lease accounting standard on a modified retrospective basis without the recasting of comparative periods’ financial information, as permitted by the transition guidance. Upon adoption we recorded operating lease right-of-use assets (adjusted for prepaid and deferred rent) and operating lease liabilities of $322 million and $331 million, respectively, representing the present value of future lease payments with terms greater than 12 months. See Note 2—Summary of Significant Accounting Policies in our annual consolidated financial statements included elsewhere in this prospectus for an explanation of the impact of the adoption of ASC 606 and ASC 842.

The financial information presented in this prospectus, except where designated “pro forma,” includes the results of the GPC Group. Accordingly, references to pro forma information, such as “pro forma net revenue,” “pro forma net income,” “pro forma Adjusted EBITDA from continuing operations,” “pro forma Adjusted EBITDA margin from continuing operations,” “pro forma capital expenditures” and “pro forma CAGR”, give effect to the GPC Separation, the Corporate Reorganization (as defined below) and this offering, as reflected in the unaudited pro forma consolidated financial data included elsewhere in this prospectus.

We have made rounding adjustments to some of the figures included in this prospectus. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that precede them. Unless otherwise indicated, all references to “U.S. dollars,” “dollars,” “U.S. $” and “$” in this prospectus are to the lawful currency of the United States of America.

ii

Confidential Treatment Requested by Pactiv Evergreen Inc.

Pursuant to 17 C.F.R. Section 200.83

Non-GAAP Financial Measures

This prospectus contains “non-GAAP financial measures,” which are financial measures that are not calculated and presented in accordance with U.S. generally accepted accounting principles (“GAAP”).

The Securities and Exchange Commission (“SEC”) has adopted rules to regulate the use in filings with the SEC and in other public disclosures of non-GAAP financial measures. These rules govern the manner in which non-GAAP financial measures are publicly presented and require, among other things:

•	a presentation with equal or greater prominence of the most comparable financial measure or measures calculated and presented in accordance with GAAP; and

•	a statement disclosing the purposes for which the registrant’s management uses the non-GAAP financial measure.

Specifically, we make use of the non-GAAP financial measure “Adjusted EBITDA from continuing operations” in evaluating our consolidated past results and our consolidated future prospects. For the definition of Adjusted EBITDA from continuing operations and a reconciliation to net income from continuing operations, its most directly comparable financial measure presented in accordance with GAAP, see “Prospectus Summary—Summary Historical and Unaudited Pro Forma Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—How We Assess the Performance of Our Business.”

We present Adjusted EBITDA from continuing operations because it is a key measure used by our management team to evaluate our operating performance, generate future operating plans and make strategic decisions and, in certain cases, because this measure is used to determine compliance with covenants in our debt agreements and compensation of certain management. Accordingly, we believe that Adjusted EBITDA from continuing operations provides useful information to investors and others in understanding and evaluating our operating results in the same manner as our management team and board of directors.

Adjusted EBITDA from continuing operations has limitations as an analytical tool, and you should not consider such a measure either in isolation or as a substitute for analyzing our results as reported under GAAP. Some of these limitations include the following:

•	Adjusted EBITDA from continuing operations does not reflect every expenditure or contractual commitment;

•	Adjusted EBITDA from continuing operations does not reflect changes in our working capital needs;

•	Adjusted EBITDA from continuing operations does not reflect any interest expense, or the amounts necessary to service interest or principal payments on any debt obligations;

•	Adjusted EBITDA from continuing operations does not reflect income tax expense;

•

although depreciation and amortization are eliminated in the calculation of Adjusted EBITDA from continuing operations, the assets being depreciated and amortized will often have to be replaced in the future, and Adjusted EBITDA from continuing operations does not reflect any costs of such replacements;

•

Adjusted EBITDA from continuing operations does not reflect the impact of earnings or charges resulting from matters we consider not to be indicative, on a recurring basis, of our ongoing operations; and

•	other companies in our industry may calculate Adjusted EBITDA from continuing operations or similarly titled measures differently than we do, limiting their usefulness as comparative measures.

We compensate for these limitations by relying primarily on our GAAP results and using Adjusted EBITDA from continuing operations as supplemental information.

iii

Confidential Treatment Requested by Pactiv Evergreen Inc.

Pursuant to 17 C.F.R. Section 200.83

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary may not contain all of the information that you should consider before deciding to invest in our common stock. You should read this entire prospectus carefully, including the “Risk Factors” and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections and our consolidated financial statements and the notes thereto included elsewhere in this prospectus.

Overview

We help make today’s convenience-oriented lifestyle possible by making products that give people the freedom to eat and drink fresh food and beverages safely anytime and anywhere.

We are a leading manufacturer and distributor of fresh foodservice and food merchandising products and fresh beverage cartons in North America. We produce a broad range of products that protect, package and display fresh food and beverages for consumers who want to eat or drink fresh, prepared or ready-to-eat food and beverages conveniently and with confidence. Consumers use our products every day in restaurants, coffee shops, supermarkets, grocery stores and their homes. We support consumers’ active, on-the-go lifestyle with a variety of products that are used daily by millions of people who want to eat and drink fresh food and beverages on-the-go, take-out or at home. Our products range from food containers, plates and bowls, hot and cold cups, lids, wraps and cutlery to meat and poultry trays, egg cartons and reclosable fresh beverage cartons. Our products are made from a diverse range of substrates, including resins, bio-resins, plant and paper-based fiber and aluminum. We believe that the breadth of our product offering and our best-in-class technological and material engineering capabilities provide us with a competitive advantage by giving us the ability to offer or develop products to meet a broad range of customer needs and specifications. These capabilities are a part of the value proposition we offer our customers that help make us a “one-stop-shop” for customers with a wide range of fresh food and beverage packaging requirements. We seek to have our product development, material engineering and technology innovation initiatives provide a consistent and meaningful contribution to both our product offering and revenue. Our objective is to generate 25% of our net revenues each year from products developed or re-engineered within the prior three years. We are a market leader in our industry. Approximately 80% of our total pro forma net revenues for 2019 were from products for which we held a #1, #2 or #3 U.S. market share position.

We supply our products to a broad and diversified mix of companies, including full service restaurants (“FSRs”) and quick service restaurants (“QSRs”), foodservice distributors, supermarkets, grocery and healthy eating retailers, other food stores, food and beverage producers and food processors. Based on management data, in 2019, we were the #1 supplier to many of our customers across our product categories in the aggregate, including four of the five largest foodservice distributors, eight of the ten largest supermarket chains, three of the four largest dairies, and the three largest QSR groups. We were also the #1, #2 or #3 packaging supplier to six of the eight largest meat and poultry processors. Our customers range from large blue-chip multinational companies to national and regional companies to small local businesses. We have developed strong and longstanding relationships with our customers. We have been supplying the vast majority of our customers for many years, and our relationships with our top ten customers average over 19 years. We have a diverse business with no single customer representing more than 10% of our pro forma net revenues for fiscal year 2019. We believe our strategic customer partnerships, which are built on our “one-stop-shop” product, service and value offering, differentiate us from our competitors. Sales contracts for our products are in many cases long-term and generally contain cost pass-through mechanisms for raw materials, and may contain pass-through mechanisms for freight and other variable costs that mitigate the impact of cost volatility on our profitability.

We operate primarily in North America, with 86% of our pro forma net revenues in fiscal year 2019 coming from the United States and 8% of our pro forma net revenues in fiscal year 2019 coming from Canada and

Confidential Treatment Requested by Pactiv Evergreen Inc.

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Mexico, combined. We have well-invested nationwide manufacturing operations that, as of December 31, 2019, include 46 manufacturing and 27 distribution facilities. Over the last three fiscal years, we invested approximately $810 million in pro forma capital expenditures in a number of strategic initiatives involving automation, operational efficiency and the development and launch of new products to further enhance our value proposition and product offering for customers, to streamline and further reduce the cost of our manufacturing and distribution of products and to capitalize on growth opportunities in the markets we serve. Our products are primarily manufactured in the United States, and we believe our strategically located regional mixing centers (“RMCs”) and proprietary logistic software provide freight advantages and certainty of supply for our customers. We have flexible manufacturing capabilities that enable us to quickly shift production at low cost to meet customers’ changing needs. We believe that our unique low-cost distribution model and short supply chain relative to our competitors are highly valued by our customers. We also operate internationally, including through joint ventures, with manufacturing facilities located in fast-growing emerging markets including Southeast Asia and the Middle East. In total we have approximately 15,000 employees.

We participate in a large, growing and recession-resilient North American foodservice packaging, retail and food processor packaging and liquid carton containers industry that has grown at a compound annual growth rate (“CAGR”) of approximately 4% over the last five years. The foodservice and food merchandising end market categories we participate in have grown consistently over the last five years, with foodservice having grown at a CAGR of approximately 3% and food merchandising having grown at a CAGR of approximately 4% during that period. Foodservice refers to products used in restaurants and for away-from-home eating and drinking. Food Merchandising refers to products for fresh, prepared and ready-to-eat foods sold through supermarkets, grocery and other food stores for consumption on-the-go or at home. Beverage Merchandising refers to cartons and related products for refrigerated dairy, juice and specialty beverages sold in retail outlets and used in school lunches. Our industry is supported by strong demographic profiles and consumer preference trends that have increased demand for the convenient, easy-to-use, reclosable and highly reliable products we make that protect, display and keep food and beverages fresh and help consumers eat and drink safely, easily and with confidence. Consumers also increasingly want products that are made using sustainable materials. For fiscal year 2019, approximately 65% of our pro forma net revenues were derived from products made with recycled, recyclable or renewable materials, and our goal is 100% by 2030.

Our unique value proposition drives our longstanding strategic relationships with our customers in a number of ways through our products, our services for customers, our manufacturing and our distribution model and our experienced employees who are dedicated to maintaining our customers’ trust. We offer one of the broadest ranges of products in our markets available from a single source. This allows us to create a “one-stop-shop” that simplifies and increases the efficiency of our customers’ purchasing. We make the procurement process easier for our customers with proprietary tools like the Virtual Packaging Assistant (“VPA”), which enable us to work with customers to select tailored product solutions. We also work closely with customers to design innovative products that meet their specific and changing requirements. As a result of our broad material, manufacturing and design capabilities, we are able to create products and consistently and reliably fulfill our customers’ needs across a wide range of product categories. We believe our value-added service for customers creates logistic and supply chain savings for them. Our nationwide hub-and-spoke distribution system makes it possible for customers to purchase a range of products in one order from a single location and thereby increase the load factor for shipping and reduce their supply chain costs. We enjoy high levels of customer satisfaction with our products and service. We believe that the combination of these unique attributes creates significant value for our customers, a strategic competitive advantage for us and high barriers to entry for adjacent industry participants.

We strive to operate with respect for the environment, and we are committed to sustainability across three key areas: our product portfolio, our manufacturing and supply chain and our communities. We offer environmentally sustainable solutions across nearly all of our product lines today, supporting our customers’ own sustainability goals. We are focused on increasing our use of recycled and renewable materials and making our

Confidential Treatment Requested by Pactiv Evergreen Inc.

Pursuant to 17 C.F.R. Section 200.83

products recyclable or compostable. For example, through our EarthChoice brand, we offer a robust line of sustainable foodservice products. Since the start of 2019, we have launched, or expect to launch by the end of 2020, over 70 new items across many of our product categories under our proprietary EarthChoice brand. As of December 31, 2019, the EarthChoice product line included more than 250 products. Additionally, our entire line of fresh beverage cartons are made using sustainable fiber-based materials. We have focused on reducing our carbon footprint in the manufacturing and distribution of our products. Substantially all of the products we sell in North America are manufactured by us in the United States, unlike some of our competitors. We put safety first, value our people and communities and operate in a manner that is inspiring and empowering and makes our business sustainable in the long run. We never compromise our values in the face of market forces.

Our focus on growing and recession-resilient end markets, well-invested manufacturing platforms, efficient manufacturing and distribution, innovation, long-term customer relationships and contractual cost pass-through mechanisms allow us to maintain an attractive financial profile with steady, organic revenue growth, robust margins and significant cash flows. In fiscal year 2019, we generated $5.2 billion in pro forma net revenues, $             million in pro forma net income and $        million in pro forma Adjusted EBITDA from continuing operations (a        % pro forma Adjusted EBITDA margin from continuing operations).

Strategic Initiative Management

We have a culture that constantly seeks to improve the way we work throughout our business, from our products to our manufacturing and distribution processes to the way we work with our customers. We continually seek to optimize our business through comprehensive business reviews, ideation and targeted strategic initiatives. The review process, identification of focus areas, development of actionable improvement programs and implementation and monitoring of these initiatives are coordinated and managed by our Strategic Project Management Office (the “SPMO”). Our strategic initiatives are grouped into six key areas: growth; value-added customer service; profitable innovation; cost reduction; the integration of Beverage Merchandising and sustainability.

• Growth:	Drive growth of our products and support our customers while maintaining our commitment to quality, reliability, service and safety

• Value-added customer service:	Proactively implement new ways to serve our customers and continually seek to refine our value proposition for customers

• Profitable innovation:	Reinforce our existing product portfolio with new and on-trend products

• Cost reduction:	Optimize our processes to drive increased profitability and cash flow through automation, digital transformation and streamlining our manufacturing and supply chain

• Integration of Beverage Merchandising:	Capitalize on commercial and cost synergies from integration of the Beverage Merchandising business

• Sustainability:	Maintain and grow the broadest sustainable product offering in the industry with a focus on our “Four R’s” of “Reduce,” “Recycle,” “Renew,” and “Reuse”. For fiscal year 2019, approximately 65% of our pro forma net revenues were derived from products made with recycled, recyclable or renewable materials, and our goal is 100% by 2030.

Within each of these categories, we have a number of specific initiatives that we believe will improve our business, including: our automation and digital transformation initiatives; growth of our sustainable product offerings; reduction of our carbon footprint in our manufacturing and distribution processes; and our cost

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reduction programs. We believe it is critical to embrace new technology and we have made significant investment across our business to accelerate growth and optimization opportunities. We rigorously track and measure the progress and results of each of our initiatives. We are focused on long-term planning and goal-setting strategies as well as our near term operating results. We believe our strategic initiatives help drive our revenue growth, increase our market share and increase our margins.

Our SPMO’s initiatives are the catalyst of a collective, cross-functional effort to drive growth across our business. The systematic approach championed by our SPMO includes collaborative partnerships across our segments, regular meetings with top executives and rigorous measurement of initiatives and progress against internal benchmarks. The SPMO’s initiatives have yielded significant results both on the top and bottom line. During fiscal year 2019, the impact of initiatives managed by the SPMO was a benefit of approximately $16 million of pro forma Adjusted EBITDA from continuing operations generated through cost savings initiatives. Our strategic initiatives also include internal goals for innovation. Our objective is to generate 25% of our revenue each year from new products introduced within the prior three years. In fiscal year 2019, 20% of our pro forma net revenues were generated from products that were less than three years old. The SPMO and its initiatives will continue to impact the way we work on a daily basis.

Our Segments

Our operations consist of manufacturing and selling products through three reportable segments: Foodservice; Food Merchandising; and Beverage Merchandising. The pie charts below show the breakdown of our pro forma net revenues for fiscal year 2019 by our segments, geography and products.

FY2019 pro forma net revenues by segment	FY2019 pro forma net revenues by product	FY2019 pro forma net revenues by geography

*	Other represents residual businesses that do not represent a reportable segment.

Foodservice

Our Foodservice segment (“Foodservice”) is a leading manufacturer of foodservice products in the U.S. and Canada. Foodservice generated $2.2 billion in net revenues and $336 million in Adjusted EBITDA (a 16% Adjusted EBITDA margin) for fiscal year 2019 and has grown its net revenues at a 2.5% CAGR from December 31, 2017 through December 31, 2019.

Foodservice provides a broad range of convenient, on-the-go products that let consumers eat and drink the fresh food and beverages that they want, where they want and when they want with confidence. We manufacture food containers, hot and cold cups, lids, plates, bowls, cutlery and straws, wraps and cafeteria trays.

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Select Foodservice products

Containers	Cups	Lids	Plates and bowls

Utensils	Wraps	Cafeteria trays

Foodservice has a large customer base that includes chain restaurants, FSRs, established and emerging QSRs, distributors, institutional foodservices (e.g. airports, schools and hospitals) and convenience stores. We serve our customers nationwide, regionally or locally, depending on their needs.

We operate in the $22 billion North American foodservice packaging industry. The industry is forecast to grow at a CAGR of approximately 3% to 4% during the five-year period from 2019 through 2024. We believe that key growth drivers in the North American foodservice market include increased demand for fresh prepared foods and beverages that can be consumed safely and easily on-the-go; growing consumer demand for eat-at-home and order-in food delivery options; increasing catering and event services; and the shift toward higher value and feature-rich formats (e.g. tamper-evident and reclosable containers) and higher priced eco-friendly products and substrates.

Foodservice offers one of the broadest selections of foodservice products in North America and held a #1, #2 or #3 U.S. market share position in almost all of its product categories in 2019. The segment is well positioned to grow with today’s “eat anywhere/anytime” lifestyle trends and is aligned with the grab-and-go, away-from-home and eat-at-home preferences of consumers, rapidly expanding food delivery services and emerging QSRs, the trend toward fresh, ready-to-eat and prepared foods and the increasing consumer demand for sustainable products and products that protect against contamination. Since the start of 2019, we have launched, or expect to launch prior to the end of 2020, over 70 new items across many of our product categories under our proprietary EarthChoice brand. Our EarthChoice brand of products offers a robust line of sustainable packaging for customers looking for alternatives to traditional products. Foodservice provides significant value for customers through its “one-stop-shop” product and service offering, packaging solutions that align with today’s consumer preferences and by providing consistent and reliable quality.

The pie charts below show the breakdown of net revenues in our Foodservice segment for fiscal year 2019 by type of customer, by product and by geography.

FY 2019 net revenues by customer type	FY 2019 net revenues by product	FY 2019 net revenues by geography

Confidential Treatment Requested by Pactiv Evergreen Inc.

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Food Merchandising

Our Food Merchandising segment (“Food Merchandising”) is a leading North American manufacturer of solutions that package, protect and display food and keep it safe from contamination. Food Merchandising generated $1.4 billion in net revenues and $223 million in Adjusted EBITDA (a 16% Adjusted EBITDA margin) for fiscal year 2019 and its net revenues had a CAGR of (0.4)% from December 31, 2017 through December 31, 2019.

We manufacture containers for delicatessen, bakery, produce and snack food applications; microwaveable containers for fresh, prepared and ready-to-eat food; and trays for meat, poultry and eggs.

Select Food Merchandising products

Meat Trays	Bakery/snack containers	Prepared food trays

Egg cartons	Fruit/produce containers

Food Merchandising’s extensive list of customers includes supermarkets, grocery and healthy eating retailers and other food stores as well as meat, egg, agricultural and consumer packaged goods (“CPG”) processors. We serve our customers nationwide, regionally or locally, depending on their needs.

We operate in the $9 billion North American food merchandising industry. This industry is forecast to grow at a CAGR of approximately 3% during the five-year period from 2019 through 2024. We believe that key growth drivers in North American food merchandising include increased consumption of fresh produce, meat, poultry, prepared foods and baked goods; increased demand for display-ready fresh food; the shift toward smaller containers, as well as fiber-based and higher value packaging formats (e.g. higher cost meat and poultry trays for organic and specialty products) and the proliferation of products designed to meet unique functional needs such as tamper-evident and reclosable containers.

Food Merchandising has the broadest range of products and packaging solutions in North America. Over 85% of its net revenues for 2019 were from products for which it held a #1, #2 or #3 U.S. market share position. The segment is aligned with increasing customers’ demand for packaging solutions that protect and display fresh food, fresh prepared, already-cooked and ready-to-cook foods. We believe that Food Merchandising provides a compelling value proposition to customers, packages that consumers like and trust and products that meet high standards with rapid turnaround times. Product innovation is focused on high-growth emerging companies where our products help deliver our customers’ brands.

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The pie charts below show the breakdown of net revenues in our Food Merchandising segment for fiscal year 2019 by type of customer, by product and by geography.

FY 2019 net revenues by customer type	FY 2019 net revenues by product	FY 2019 net revenues by geography

Beverage Merchandising

Our Beverage Merchandising segment (“Beverage Merchandising”) is a leading manufacturer of fresh cartons for refrigerated beverage products in North America, primarily serving dairy (including plant-based, organic and specialties), juice and other specialty beverage end-markets. Beverage Merchandising generated $1.6 billion in net revenues and $196 million in Adjusted EBITDA (a 12% Adjusted EBITDA margin) for fiscal year 2019 and has grown its net revenues at a 1.4% CAGR from December 31, 2017 through December 31, 2019.

Based on management data, Beverage Merchandising is the only integrated producer of fresh beverage cartons in North America that offers customers a “one-stop-shop” carton solution, which we refer to as the Total Packaging System Solution (“TPSS”). Beverage Merchandising manufactures and supplies integrated fresh carton systems, which include printed cartons with high-impact graphics, spouts and filling machinery. Beverage Merchandising also produces fiber-based liquid packaging board (“LPB”) for its internal requirements and to sell to other fresh beverage carton manufacturers, as well as a range of paper-based products which it sells to paper and packaging converters. Based on management data, in 2019 Beverage Merchandising held a #1 U.S. and Canada market share position in its key beverage product categories: high-barrier LPB used for gable-top cartons; printed fiber-based beverage cartons; and high-speed filling machinery.

Select Beverage Merchandising products

Fiber products	Fresh beverage cartons	Filling machinery

Beverage Merchandising’s key customers include national and regional dairy, juice and specialty beverage producers, cup, plate and container manufacturers and other beverage carton manufacturers.

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We primarily operate in the $1 billion North American fresh beverage carton industry. The North American fresh beverage carton industry is forecast to grow at a CAGR of approximately 1% during the five-year period from 2019 through 2024. Key growth drivers in North American fresh beverage cartons include increased demand for fresh, plant-based, organic and other specialty dairy products and specialty beverages, the displacement of other packaging formats by recyclable fiber-based cartons and the trend toward smaller size containers of one-half gallon or less. We also operate in growing emerging markets in Asia, including China, Korea, Malaysia and Taiwan and in the Middle East, including Israel, Morocco and Saudi Arabia through our joint ventures. We believe the Asian and Middle Eastern markets we serve are forecast to grow annually at approximately 5% and 3%, respectively, during the four-year period from 2020 through 2024. The growth in demand for the products we manufacture in emerging markets is driven by a growing middle class and urbanization.

One-hundred percent of our product offering is environmentally sustainable and fiber-based (excluding filling machinery and spouts) and our cartons are recyclable. We believe that Beverage Merchandising is well positioned to capitalize on consumer trends that favor fresh, conveniently-sized refrigerated beverage containers made with fiber-based materials that meet the demanding health, safety, speed and reliability requirements of customers and regulators. We believe our market positions, our total systems approach, our manufacturing capabilities and our technical support and other services for customers give us a competitive advantage.

The pie charts below show the breakdown of net revenues in our Beverage Merchandising segment for fiscal year 2019 by type of customer, by product and by geography.

FY 2019 net revenues by customer type	FY 2019 net revenues by product	FY 2019 net revenues by geography

Our Products

We provide a wide range of products to serve convenience-oriented consumers by making it possible for them to eat and drink the fresh food and beverages that they want, when they want and where they want. Our products range from food containers, plates and bowls, hot and cold cups, lids, wraps and cutlery to meat and poultry trays, egg cartons and reclosable fresh beverage cartons. We held a #1, #2 or #3 U.S. market share position in product categories that represent approximately 80% of our total pro forma net revenues in 2019.

Our Strengths

Unrivaled product and substrate breadth for on-the-go food and beverage consumption

We manufacture the broadest range of foodservice, food merchandising and beverage merchandising products in the North American market. We offer over 13,000 unique SKUs made from a diverse range of

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substrates, including resins, bio-resins, plant and paper-based fiber and aluminum. We believe our extensive product offering is part of what makes us the “one-stop-shop” for our customers by providing them the ability to switch between our products and various substrates to meet evolving customer and consumer preferences.

Our material science expertise and state-of-the-art product design and testing capabilities enable us to engineer high-performing materials and create new and innovative products to meet the demanding requirements of our customers and the preferences of consumers as well as to increase food safety. We use our material science expertise to focus on sustainability, performance and material savings. We have an industry-leading analytical lab and dedicated technology center in Canandaigua, New York where we develop innovative resin blending and compounding formulations and processes and new engineered materials using paper/fiber substrates. We also have an innovation center in Bedford Park, Illinois where we have on-site design, testing, prototyping and production capabilities. These unique material and product design capabilities allow us to partner with our customers to rapidly develop and commercialize new and innovative solutions that further increase the value we provide our customers.

Our products are formulated and fabricated in compliance with all applicable food laws and regulations. In addition, our production facilities are independently audited for adherence to good manufacturing practices. All Beverage Merchandising converting facilities have received SQF (“Safe Quality Food”) certification, and 23 Foodservice and Food Merchandising facilities have achieved BRC (“British Retail Consortium”) certification for meeting globally-recognized standards related to food safety and quality.

We believe we offer the most extensive selection of eco-friendly fresh food and beverage products in North America that are manufactured from recycled, recyclable or renewable materials and we continue to grow our offering of sustainable products with new bio-resin and fiber-based offerings. We offer customers environmentally-friendly alternatives across nearly all of our products and categories today and we believe our EarthChoice brand is the largest eco-friendly foodservice brand with one of the broadest product lines in the North American foodservice industry.

Market leading positions across a broad range of products

We held a #1, #2 or #3 U.S. market share position in product categories that represent approximately 80% of our total pro forma net revenues in 2019. Our scale and broad product offering, efficient low-cost nationwide manufacturing and hub-and-spoke distribution capabilities, together with the various services, efficiencies and reliability we offer customers, create our unique and compelling value proposition. We believe that our market leading positions in almost every product category in North America provide pricing power, purchasing leverage and help generate strong margins. Foodservice held a #1, #2 or #3 U.S. market share position in almost all of its product categories in 2019. Over 85% of Food Merchandising’s net revenues for 2019 were from product categories in which it held a #1, #2 or #3 U.S. market share position. Based on management data, Beverage Merchandising is the only integrated fresh beverage carton producer in North America and it held a #1 U.S. and Canada market share position in its key beverage product categories; high-barrier LPB used for gable-top cartons; printed fiber-based beverage cartons; and high speed filling machinery. We believe our market positions and scale are a significant competitive advantage and would be difficult for any competitor to replicate.

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Growing consumer-oriented end markets

We serve customers in the fresh foodservice, fresh food merchandising and fresh beverage carton markets and we are well positioned to benefit from growth trends in each of these markets. Our businesses are aligned with secular growth in demand for convenient, on-the-go fresh food and beverages and for products made from sustainable materials.

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The addressable North American Foodservice market is valued at approximately $22 billion and is expected to grow at a CAGR of 4.2% during the five-year period from 2019 through 2024. We believe the breadth of our fresh, convenience-oriented and sustainable packaging solutions positions us to benefit from the key trends driving growth in the foodservice market. Consumers are increasingly eating food prepared away-from-home, as evidenced by the growing popularity of online delivery, take-out, drive-thru, emerging QSR brands and catering and events services. There has been a significant shift toward away-from-home eating, with away-from-home consumer spending increasing to 54% of total U.S. consumer food spending in 2018, compared to only 48% in 2000. We expect away-from-home’s percentage of overall consumer food spending to continue to increase in the future. Online food delivery transactions are expected to grow approximately 8% per annum through 2024, assuming no recession. We believe growth in on-the-go hot and cold beverage consumption will drive increased consumption of our cups, lids and straws. In addition, we believe favorable demand trends in many of our other product categories, such as growing demand for chef-inspired packaged food and restaurant-prepared foods, will also drive increased consumption of our foodservice products. Consumer preference is shifting toward higher-priced and eco-friendly fiber-based substrates. Increased demand for value-add and safety features, such as enhanced tamper evidence, is also an important growth driver in the foodservice market. We believe our extensive selection of on-the-go and sustainable products with innovative features positions us to benefit from these growth trends.

The addressable North American Food Merchandising market is valued at approximately $9 billion and is expected to grow at a CAGR of 3.1% during the five-year period from 2019 through 2024. We believe our expansive selection of innovative and sustainable packaging solutions positions us to benefit from market trends driving growth in the North American food merchandising market. Consumption of fresh produce, meat, poultry, prepared food and baked goods in North America is increasing. Consumer preference is shifting toward fiber-based packaging and smaller product formats. Consumers increasingly want to be able to see the food they buy while being assured of its safety and they increasingly want food that is fresh and ready-to-eat. In addition, the North American food merchandising market is projected to grow as consumers shift toward higher value and feature-rich formats (e.g. innovative tamper-evident containers and recycled PET meat and poultry trays for organic and specialty products) and with the proliferation of proprietary products designed to meet unique functional needs for customers, such as meat and poultry trays that are engineered to be packed and wrapped at high speeds. We believe we are positioned to benefit from these trends due to our wide-ranging product offerings and our ability to design and develop innovative products that meet evolving consumer preferences and the specific requirements of our customers.

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The addressable North American Beverage Merchandising market is valued at approximately $1 billion and is expected to grow at a CAGR of 0.6% during the five-year period from 2019 through 2024. We believe demand for fresh beverage cartons will increase as consumer preference shifts toward fresh, refrigerated, organic and plant-based dairy and smaller product formats (i.e. cartons that are one-half gallon or smaller). We believe that demand will also increase as consumer preference shifts toward convenient, sustainable and visually-attractive printed fiber beverage cartons from alternative formats. We believe that a growing middle class and urbanization trends in emerging markets in Asia and the Middle East position us to continue benefitting from international growth as well. We believe our broad range of sustainable, fiber-based beverage packaging will allow us to benefit from these trends.

An important trend affecting all three of our business segments is the growing preference of consumers for fresh and prepared food and fresh beverages. Almost every product we make across our three segments is specifically designed for fresh food and beverages and we expect to benefit from the consumer’s desire to increasingly eat and drink fresh. Whether consumers eat at home or away-from-home, we believe we are well-positioned to cater to their preferences.

Recession-resilient Financial Profile

We believe our participation in recession-resilient food and beverage end markets helps us maintain a strong Adjusted EBITDA from continuing operations profile throughout the economic cycle. Regardless of the economic environment, consumers will continue to eat and drink and our products keep their food and beverages safe and fresh.

Our strong Adjusted EBITDA from continuing operations profile is also driven by our long-term contracts with customers that average approximately three years in length and that contain raw material, energy, freight and other variable costs pass-through mechanisms. We have secured long-term contracts with many of our major customers, and together these contracts represented a total of 55% of our pro forma net revenues for the year ended December 31, 2019. Of the total net revenues generated pursuant to these contracts in 2019, 60% was covered by specific and effective cost pass-through mechanisms that insulate us to a substantial extent from fluctuations in raw material and other variable costs. We expect the combination of long term contracts with our customers and the pass-through mechanisms in many of these contracts will lead to greater certainty of future net revenues and help reduce the volatility of our Adjusted EBITDA from continuing operations.

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Compelling value proposition backs longstanding strategic partnerships with blue chip customer base

Our customer relationships across leading FSRs and QSRs, foodservice distributors, supermarkets, grocery and healthy eating retailers, other food stores, fresh food and beverage producers and food processors are based on a long history of trust. We believe we have developed strong long-term partnerships with a diverse group of blue-chip customers due to our compelling value proposition driven by our broad range of products, national distribution network and ability to quickly design and manufacture innovative custom solutions.

We believe our “one-stop-shop” model offers our customers significant commercial, logistics and cost advantages. Our breadth of products and nationwide network of regional mixing centers means we can partner with customers anywhere in the United States and meet their wide-ranging food and beverage packaging needs. We offer our customers the ability to work with one salesperson, place one order with one customer service representative and receive one shipment, thereby improving efficiencies and lowering working capital. Customers are able to minimize supply chain and logistics costs by shipping with full truck loads from our distribution centers rather than shipping from multiple locations or overseas with our competitors.

We partner with our customers to develop new product designs that help them market their brands. Through our leading production technology and material science expertise, we are able to rapidly develop new products and features that meet the evolving preferences of consumers.

Customers rely on our products to help protect their brands by keeping food and beverages safe and fresh. Whether it is a hot coffee cup with the iconic logo of one of our national Foodservice customers or Food Merchandising’s clear containers that let consumers see the fresh salads and fruit at their supermarket, our products are integral to consumers’ everyday lifestyles. Each one of Beverage Merchandising’s fresh beverage filling machines safely and reliably fills approximately 1 million cartons each week for our customers without leakage or spoilage, which is critical to protecting their brands. Customers depend on the quality, reliability and performance of our products for critical applications like these and many others. Our customers trust us with their brand reputation each time they use our products.

We have also invested in programs that allow us to better serve our clients by improving the procurement process. Our VPA tool helps customers navigate our extensive product offering and directs them toward the products that best fit their packaging needs.

We believe these value-added services differentiate us from our competitors and strengthen our position as a leading strategic partner with our customer base.

Examples of our customers by segment:

Foodservice	Food Merchandising	Beverage Merchandising

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Well-invested, nationwide footprint and unique distribution model enhances competitive position

We have a large well-invested, manufacturing base and a hub-and-spoke distribution network in the United States and the international geographies in which we operate. The majority of our assets are in the United States, which allows us to provide an extensive offering of products manufactured in the United States to our customers. We believe our manufacturing footprint and distribution network provides us a competitive advantage in each of our segments. Foodservice is the only manufacturer in the United States with an extensive nationwide hub-and-spoke distribution network, which enables customers to buy across our entire product offering. Food Merchandising is a low cost U.S. manufacturer with well-invested facilities that are within close proximity to our customer base. We have an unrivaled product offering in the North American foodservice and food merchandising markets and a “one-face-to-the-customer” service model. This service model uses one sales representative per account to produce one order which is supported by one customer service representative that is responsible for one shipment with one invoice. We believe Beverage Merchandising is uniquely positioned in the U.S. and in the emerging markets we serve as the only producer that manufactures fresh beverage cartons, filling machinery and LPB.

We have made manufacturing flexibility a priority in our investment of capital. We are able to offer substrates and product lines to match changing market needs efficiently and at low cost. This enables us to scale production to match the requirements of our customers and trends in the market, including for example, increasing our use of recycled and recyclable material to produce a greater number of sustainable products. We have strategically invested in flexible manufacturing assets that can be quickly converted to produce alternative products. We believe the flexibility of our manufacturing capabilities across our large asset base is a competitive advantage.

Foodservice has 16 manufacturing plants. Food Merchandising has 24 manufacturing plants. Foodservice and Food Merchandising share the use of 26 warehouses and 8 regional mixing centers. Beverage Merchandising has 6 U.S. beverage carton manufacturing plants, 7 international beverage carton manufacturing plants (including 3 plants in our joint ventures), 2 filling machinery plants, 3 extrusion plants, 2 integrated LPB and paper mills and 3 chip mills. Each of our manufacturing plants is managed by a manufacturing director, and we utilize lean operating practices and information technology to measure performance against objective metrics to optimize manufacturing efficiency and reduce cost. We estimate that it would require more than $11.6 billion to replicate our manufacturing assets, and we believe it would be exceedingly difficult to recreate our proprietary manufacturing know-how and in-house developed technologies that enable us to produce the broad range of high-quality products we efficiently manufacture, distribute and sell to customers. In addition, it would be difficult to construct comparable manufacturing facilities across the breadth of our locations and capabilities.

We have made significant investments in our manufacturing plant network, including approximately $810 million in pro forma capital expenditures over the last three fiscal years, approximately $460 million of which has been invested in growth and productivity initiatives. These investments have centered on automation, operational efficiencies and innovation for value-add and eco-friendly product offerings. We believe that these investments will help drive future growth in Adjusted EBITDA from continuing operations.

Sustainability focus is aligned with today’s consumer preferences and our customers’ goals

We offer a broad range of sustainable products that are made with recycled, recyclable, renewable or compostable materials. We manufacture an eco-friendly alternative across nearly our entire range of products. Through our state-of-the-art production technology and material science experience, we have the ability to develop new value-add and sustainable materials and solutions. We believe we are well positioned to benefit from changing consumer preferences for more environmentally sustainable products. In fiscal year 2019, approximately 65% of our pro forma net revenue came from products made from recycled, recyclable or renewable materials.

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In addition, many of our customers have publicly-stated goals to increase the use of sustainable products. Our new material and product innovations are being developed with these and other goals in mind. As current customers using traditional materials look to switch to more sustainable alternatives, we are well-positioned to quickly and effectively support them.

Foodservice offers a rapidly growing selection of sustainable products through our EarthChoice brand. Food Merchandising is the leading North American producer of fiber-based egg packaging. The portfolio includes over 250 products, each with at least one of our four environmental attributes:

•	Reduce: We reduce the use of petroleum-based materials by incorporating other materials, such as minerals and plant-based starches, into select EarthChoice products.

•	Recycle: We manufacture products that include post-consumer recycled materials and actively engage in initiatives to expand recycling of foodservice packaging.

•	Renew: We utilize renewable resources and promote initiatives to broaden composting of foodservice packaging.

•	Reuse: We design products that may be washed and reused by consumers.

Beverage Merchandising’s reclosable fresh beverage packaging consists entirely of sustainable fiber-based cartons (excluding spouts). Our cartons are recyclable and are made with over 70% renewable material. We hold third-party certifications from Forest Stewardship Council, the Programme for the Endorsement of Forest Certification and the Sustainable Forestry Initiative which demonstrate our commitment to responsible wood procurement and chain-of-custody procedures.

In addition to our use of recycled and renewable materials, we also support efforts to expand opportunities for consumers to recycle or compost our products, notably as one of the founding members of the Carton Council, Paper Recovery Alliance, Plastics Recovery Group, Foam Recycling Coalition and the Paper Cup Alliance. We have demonstrated our commitment to use more recycled plastic by joining the Association for Plastic Recyclers’ Demand Champions program. We engage with the composting industry through the U.S. Composting Council, and a growing number of our products are certified compostable by the Biodegradable Products Institute. We are a longstanding member of the Sustainable Packaging Coalition, an industry working group dedicated to a more robust environmental vision for packaging.

We are working to limit our environmental impact by reducing greenhouse gas emissions, increasing energy efficiency and minimizing waste going to landfills. For example, nearly 60% of the energy we use in Beverage Merchandising to make paper comes from biomass, a renewable energy source, and we generate solar energy for local communities near our Canton, North Carolina mill. In addition, we consistently optimize our freight routes in order to lower fuel consumption, and we recycle internally almost all our plastic processing scrap into manufacturing our own products and recycle externally our paper scrap, reducing material going to landfills.

Demonstrated track record of new product development

We have a proven history of product innovation, including the introduction of new products and the addition of innovative features to existing products. Innovation is a core capability we are proud of and a key focus area going forward as we strive to enhance our product portfolio, drive growth and increase margins.

We have significant intellectual property and proprietary know-how. We hold over 400 patents related to product design, utility and material formulations.

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Our primary focus areas for product innovation are the development of packaging with new value-add features, engineering new materials that improve the performance of our products and commercializing new environmentally-friendly packaging solutions. Both consumer preferences and the requirements of our customers continually evolve and we strive to develop new value-add features and products to meet those needs. Through our long-standing customer relationships, we gain valuable insight into our customers’ needs and are able to identify, engineer and develop the optimal products for them. Functionality, quality, material savings, brand marketing and safety are key drivers in our product development. Examples of our product innovations include reclosable beverage cartons, proprietary SecuriTESMART tamper-evident containers, strawless lids, compostable cutlery and recycled PET containers.

In Foodservice, our product innovation initiatives are focused on developing new products made from sustainable materials. Since the start of 2019, we have launched, or expect to launch by the end of 2020, over 70 new items across many of our product categories under our EarthChoice brand. In Food Merchandising, our product innovation is focused on rapidly growing emerging companies for whom packaging helps deliver their brand. In Beverage Merchandising, we have developed a variety of carton designs to help beverage manufacturers differentiate their products and generate stronger brand recognition. Our barrier board technology allows our customers to achieve longer shelf life for their products as well as protecting against the loss of vitamins and other nutrients.

In 2019, on a pro forma basis, we spent a total of $22 million on research and development efforts. We have dedicated technology and innovation facilities, and we employ personnel focused on product development, material innovation and process improvement. We maintain a robust pipeline of potential new projects related to new products, materials and process improvements, and we currently have over 150 active projects across our three segments. Examples of the commercialization of our research and development projects include:

•	New products: Our new EarthChoice line of compostable plates and bowls and our new dual color polypropylene hinged lid line of containers

•	New materials: Foamed PET, next-generation CPET and polyethylene-free cup stock

•	Process improvements: Increased use of RPET in PET products and improved thermoforming processes aimed at enabling us to use alternative materials and increase output

Foodservice

EarthChoice compostable plates, bowls, straws and cutlery	PET strawless lids

Food Merchandising

PET thermoformed containers	RPET tamper-evident hinge lid containers	Ovenable recycled CPET containers

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Beverage Merchandising

SmartPak sustainable cartons	Poly-free paper hot and cold cups

Attractive financial profile with strong free cash flow generation

We have an attractive financial profile with strong free cash flow generation. Our large and growing end markets, unrivaled North American manufacturing and distribution network, effective raw material cost pass-throughs and active cost management result in high margins and strong free cash flow generation. The majority of our net revenues are pursuant to long-term customer contracts that include resin and other raw material cost pass-through provisions, and many of our contracts include cost pass-through provisions for other cost components, including freight, energy, labor and cost of living. The contractual pass-through mechanisms ensure that substantially all increases and decreases in the cost of resin are passed on to customers, which mitigates the effect of resin price movements on our profitability. We also effectively manage our raw material costs by leveraging our significant purchasing scale to obtain favorable pricing with our diversified supplier base.

World-class management team

We have a committed team of talented management, led by John McGrath, our Chief Executive Officer, who has over 35 years in the industry. The rest of our leadership team averages over 20 years of industry experience.

Our management team is focused on their vision for the Group, which includes a culture of innovation, excelling at quality and service, creating relied-on products that are part of people’s lives, minimizing our impact on the environment and constantly evolving the business to meet customers’ needs. Our management team’s key accomplishments include integrating, developing and growing the Group with a strong ethics-driven and safety-focused culture while still achieving a leading market share and strong financial results. In addition, we attribute our lower than industry standard employee turnover rates to our collaborative, trustworthy company culture and our unwavering commitment to safety and to our approximately 15,000 employees. Our strong management team is well positioned to effectively manage the business into the future with a depth of talented and dedicated employees already primed to lead the next generation of the Group.

Our Strategy

Continue to capitalize on our industry leading position and grow with our customers

We participate in large and growing food and beverage markets with strong market penetration. We have market leading positions in many of the product categories that we participate in and have developed longstanding strategic partnerships with our customers. We offer our customers a broad and innovative selection of product solutions across a wide range of substrates. We provide a wide range of value-added services to our customers. We believe our extensive manufacturing and distribution network makes us one of the lowest cost and most flexible manufacturers in our industry. We have the capability to meet the demanding and evolving product, material and performance requirements of our customers. We are positioned to supply customers in fast-growing markets, such as fresh and prepared food delivery, healthy eating retailing and plant-based dairy substitutes, and

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in emerging market geographies. We believe we offer our customers a unique and compelling value proposition. These factors and our focus on offering a high quality portfolio of food and beverage packaging products provide tremendous value to our customers and continue to drive growth.

Target profitable growth through new and innovative products

Our demonstrated track record of product innovation has in our view helped differentiate us from our competitors and gain business with customers. Our product innovation drives incremental growth and margin within the product categories in which we compete. We intend to use our broad manufacturing capabilities, product development know-how and material science expertise to continue to add to our product offering and to enter adjacent product categories across our segments.

We believe there are significant opportunities in the markets we serve for us to develop new products. We are developing products with increased functionality and innovative features to help our customers improve the fresh, prepared and ready-to-eat products they offer to consumers. We are also developing products to build consumers’ point of sale awareness of our customers’ brands. Additionally, we believe increasing environmental awareness, sustainability and safety concerns of consumers will continue to create significant new product opportunities for us. We expect these and other new opportunities will generate incremental profitable growth for us.

In Foodservice, we are introducing new compostable plates and bowls made from internally sourced proprietary fiber board, compostable cutlery and straws made from plant-based resins, two-piece polypropylene container systems and strawless lids made from recyclable resins. In Food Merchandising, we are introducing recycled PET meat trays, recycled PET foam egg cartons, recycled PET thermoformed containers, ovenable CPET containers and recycled PET hinged-lid containers with proprietary tamper-evident hinge features under the SecuriTESMART tamper-evident line. In Beverage Merchandising, we have introduced our SmartPak line of sustainable beverage cartons and we are developing a poly-free fiber board for use in paper cups and cartons, which we believe will be a major product innovation.

Execute on operational excellence and reduce cost

We intend to reduce our operational costs without compromising quality or efficiency by implementing a series of cost reduction programs as part of our SPMO initiatives.

Since 2017, we have experienced declines in our Adjusted EBITDA from continuing operations due to a number of what we believe to be temporary factors that include: increased labor costs due to labor shortages in 2018; increased freight costs driven by a shortage of truck drivers in 2018; increased raw material costs driven primarily by inclement weather that affected Beverage Merchandising’s primary source of wood raw materials in 2019; and operational issues at our two Beverage Merchandising mills in 2018 and 2019. The conditions that drove the increased freight, raw material and labor costs have subsided. Nonetheless, to address the labor shortages, we have implemented automation programs to decrease total labor costs. At our Beverage Merchandising mills, we have invested in our assets and our systems to increase our operational efficiency.

We are investing in additional programs to further improve our operations and reduce our costs:

•

Increase productivity through automation: We continue to invest in automating manual tasks to increase operating efficiency and safety. We commenced a systematic automation program in 2017 to lower labor costs and eliminate repetitive tasks, which we expect to complete by the end of 2020. Our automation strategy includes implementing end of production line automation and palletizing, introducing automated vehicles, changing work flow and work cells to streamline processes and integrating collaborative robots (“COBOTs”) with our employees. We estimate that phase 1 of our system automation program will

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require approximately $88 million of capital expenditures. Through June 30, 2020, we have invested $         million in phase 1 of this program. We have targeted up to approximately $32 million of total annual cost savings from this program. We have identified additional opportunities to expand our automation initiatives in phase 2 of this program, and we believe that those investments will have attractive paybacks on invested capital.

•

Improve operations through digital transformation: We have launched a number of digital initiatives to significantly improve our operational efficiency and effectiveness, including our Factory Asset Intelligence program, our fast analytics program, our Resin Procurement Optimization Tool (“RPOT”) and our Virtual Packaging Assistant (“VPA”) for customers. The factory asset intelligence program was designed to target productivity increases of 10% across our manufacturing facilities. We have implemented the program at two facilities and have established a dedicated team to help implement the program at additional sites and at a significantly reduced cost. Our fast analytics program enables us to obtain and analyze data, which helps us make real-time decisions to improve the operation, efficiency and speed of decision-making throughout many aspects of the business. RPOT lowers cost by optimizing our resin purchase plan based on demand, manufacturing constraints, commodity cost forecasts and supply constraints. We intend to replicate our resin tool for other complex purchases throughout our business. Our proprietary VPA helps customers select the products that best fit their packaging needs. These initiatives are helping us build our integrated, data-driven culture to transform our operations through digitally-connected people, assets and processes. We estimate that our digital transformation initiatives will, in the aggregate, require $41 million in capital expenditures, of which we have invested approximately $ million as of June 30, 2020. We have targeted up to approximately $23 million of total annual cost savings from these initiatives.

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Reduce costs through an integrated supply chain: We are integrating our supply chain by implementing production planning, transportation management and warehouse management software. We are increasing our operational efficiency through interweaving task management and other initiatives that will improve throughput and productivity. These programs will improve supply chain management, reduce inventory and drive out cost. We have invested a total of $         million in our supply chain initiatives as of June 30, 2020 and these initiatives are now complete. We have targeted up to approximately $24 million of total annual cost savings from these initiatives.

•

Mill operations improvement: We have launched a number of programs focused on improving the performance and earnings of our two Beverage Merchandising LPB mills. Our Operator Driven Reliability, or ODR, program focuses our operators on optimizing lubrication, managing vibration and ensuring precision alignment, with the aim of reducing production variability and improving productivity. We have new personnel initiatives aimed at recruitment, increased training and employee certification along with increased support from our suppliers and technical experts. We are installing a predictive analytics and visualization system at our Canton, North Carolina mill to optimize quality and speed throughout the entire production process. A number of small capital expenditure projects have commenced or are under consideration, in each case aimed at lowering cost and/or improving productivity in certain sub-processes within our mills, such as white liquor optimization and bark boiler natural gas conversion.

Integrate Beverage Merchandising

Beverage Merchandising has historically been operated and managed as an individual reportable segment, separate from Foodservice and Food Merchandising. We believe the integration of the businesses will generate new product opportunities that capitalize on Beverage Merchandising’s fiber manufacturing and material science capabilities. We will leverage Beverage Merchandising’s fiber capabilities and Foodservice and Food Merchandising’s resources to create innovative customized products. For example, we have launched a line of

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fully compostable paper plates and bowls under the EarthChoice brand, which combines the strengths of Beverage Merchandising’s barrier board manufacturing technology and Foodservice’s go-to-market expertise.

We believe that we can complete this integration with minimal capital expenditures. In addition, we expect to make approximately $33 million in capital expenditures to capitalize on commercial opportunities created by the integration of the businesses. We believe these capital expenditures have an attractive payback period and will help drive future growth.

Focus on sustainability as a growth opportunity

We view sustainability as a growth opportunity. We offer one of the broadest lines of eco-friendly products for fresh food and beverages in the North American market to support our customers’ sustainability goals and meet consumers’ demands. Unlike some other industry participants, most of our environmentally friendly products are produced in the United States.

We believe we are well positioned to benefit from trends toward sustainable products. Consumers increasingly prefer products which are made from recycled, recyclable or renewable materials. Consumers are also often willing to pay more for food and beverage items made from environmentally-friendly substrates, which result in sales with higher profitability for us.

Across our business, we believe we are well positioned to benefit from growth in fiber-based, recycled, recyclable and compostable packaging. We are committed to launching new and innovative sustainable product lines. In Foodservice, we continue to develop and introduce new products under the EarthChoice brand, which includes a comprehensive sustainable portfolio of products made with bio-resins, fiber, recyclable PET and mineral filled polypropylene. In Food Merchandising, we are the largest producer of molded fiber egg cartons in the United States and believe we are positioned to benefit from shifts toward fiber and away from foam polystyrene. Our Food Merchandising segment continues to produce new sustainable product innovations, such as our recycled PET meat trays and egg cartons. In Beverage Merchandising, we continue to develop new fiber-based beverage cartons, such as our SmartPak line of sustainable cartons.

We actively manage our portfolio of products to capitalize on material substitution opportunities to improve Adjusted EBITDA from continuing operations. For fiscal year 2019, approximately 65% of our pro forma net revenues were derived from products made with recycled, recyclable or renewable materials, and our goal is 100% by 2030.

Carefully evaluate and pursue highly accretive acquisitions

Given the breadth of our product offering, multiple business platforms in fresh food and beverage merchandising and the scale of our manufacturing, distribution and customer network, we believe we are well positioned to grow through strategic acquisitions within our industry. Furthermore, we believe we have a competitive advantage over our peers in mergers and acquisitions due to our historical acquisition track record and ability to leverage our scale to generate incremental synergies versus our peers.

We are an experienced consolidator with a proven track record of successfully integrating our acquired companies to capture synergies and broaden our product offering. We intend to continue to apply a selective and disciplined acquisition strategy that focuses on enhancing our scale, product diversity and geographic reach, while bolstering our financial performance through synergies and additional cash generation. In addition, we may also divest non-core assets from time to time.

Confidential Treatment Requested by Pactiv Evergreen Inc.

Pursuant to 17 C.F.R. Section 200.83

Recent Developments

COVID-19 Impact on the Group

On March 11, 2020, the COVID-19 outbreak was declared a pandemic by the World Health Organization, which recommended containment and mitigation measures worldwide. Our operations, sales, and, to a lesser extent, our supply chain have been impacted by the pandemic, and we expect that impact to continue through at least the third quarter of 2020.

Although many jurisdictions have implemented “stay-at-home” or similar measures designed to limit the spread of COVID-19, resulting in the temporary closing of many businesses, these orders include exemptions for “essential businesses.” All of our operations fall within those exemptions and have remained open. We have implemented several policies designed to protect our employees and our customers including screening employees for all symptoms of COVID-19 (including increased temperature checking), ensuring social distancing is observed, providing physical barriers and personal protective equipment where employees work closely together, tracking and tracing of COVID-19 positive employees to identify close contacts and locations frequented, engagement of third-party vendors to deep-clean and sanitize facilities, enhanced pay policies, and enhanced leave policies to ensure employees experiencing symptoms of COVID-19 stay at home. As the pandemic progresses, we remain committed to adapting our policies and procedures to ensure the safety of our employees and compliance with federal, state and local regulations.

Some of our facilities operate in communities that have had high incident rates of COVID-19, resulting in many employees out sick or in quarantine, which has impacted production at some plants. Moreover, additional cleaning, implementation of employee screening processes and enhanced employee leave policies, and similar actions in response to the pandemic, have increased our costs.

While the COVID-19 pandemic had a modest negative impact on our financial condition and results of operations for the first quarter of 2020, we expect to see a more significant impact in the second quarter of 2020 and thereafter through at least the third quarter of 2020. The impact on each of our reportable segments has varied. Our Foodservice segment has experienced a significant decline in net revenue due to the closure or reduced activity of restaurants. Our Food Merchandising segment has experienced a modest increase in demand which we attribute to more people cooking and eating at home as a result of “stay-at-home” measures and concern for the pandemic. Within our Beverage Merchandising segment, sales in the coated and uncoated paper markets have declined due to a decrease in demand of printed publications and advertising while sales of fresh beverage cartons have remained relatively constant with declines in sales of school milk cartons being offset by higher demand in the retail segment.

In facilities that manufacture, warehouse and distribute products with softening demand, we have taken measures to reduce spending and production accordingly. To date, we have not experienced significant issues within our supply chain, including the sourcing of materials and logistics service providers. However, this may change the longer the pandemic continues.

We have taken actions to reduce non-essential spending in general and administrative costs, including the furlough of certain of our employees, reduce working capital in areas affected by lower sales and reduce non-essential capital spending.

We do not expect to recover the sales lost during the pandemic, and certain industries we serve, primarily the restaurant industry, are experiencing severe impacts and may not return to pre-pandemic strength for a significant period of time. Furthermore, the duration of the COVID-19 pandemic remains unknown, and its ongoing impact on our operations may not be consistent with our experiences to date.

Confidential Treatment Requested by Pactiv Evergreen Inc.

Pursuant to 17 C.F.R. Section 200.83

In addition, we have experienced volatility in the net liability for our pension plans, with the value of plan assets and liabilities impacted by changes in financial markets in connection with the COVID-19 pandemic. See “Risk Factors—We face risks associated with certain pension obligations.”

As of                  , 2020, we had $         million of cash and cash equivalents on hand and $         million available for drawing under our revolving credit facility. Of our outstanding indebtedness, the only significant near term maturity is the $749 million Floating Rate Senior Secured Notes due 2021, which are due on July 15, 2021. We do not currently anticipate that the COVID-19 pandemic will materially impact our liquidity over the next 12 months.

CARES Act

The Coronavirus Aid, Relief and Economic Security Act (the “CARES Act”) was enacted in March 2020. Retroactive provisions of the CARES Act entitle us to utilize additional deferred interest deductions, which lower our taxable income for the year ended December 31, 2019. The CARES Act also increases the allowable interest deductions for the year ending December 31, 2020. As a result of the CARES Act, subsequent to December 31, 2019, we recognized a tax benefit in the quarter ended March 31, 2020 of $81 million in respect of adjusting our taxable income for the year ended December 31, 2019.

Summary Risk Factors

Investing in our stock involves risks. These risks include, among others, those related to:

•	future costs of raw materials, energy and freight, including the impact of tariffs, trade sanctions and similar matters;

•	competition in the markets in which we operate;

•	changes in consumer lifestyle, eating habits, nutritional preferences and health-related and environmental and sustainability concerns;

•	failure to maintain satisfactory relationships with our major customers;

•	the impact of a loss of any of our key manufacturing facilities;

•	the uncertain economic, operational and financial impacts of the COVID-19 pandemic;

•	compliance with, and liabilities related to, environmental, health and safety laws, regulations and permits;

•	impact of government regulations and judicial decisions affecting products we produce or the products contained in the products we produce;

•	our dependence on suppliers of raw materials and any interruption to our supply of raw materials;

•	our ability to realize the benefits of our capital investment, restructuring and other cost savings programs; and

•	seasonality and cyclicality.

Before you invest in our stock, you should carefully consider all the information in this prospectus, including matters set forth under the heading “Risk Factors” beginning on page 29.

Confidential Treatment Requested by Pactiv Evergreen Inc.

Pursuant to 17 C.F.R. Section 200.83

Our Corporate Information

PTVE was incorporated under the name Reynolds Group Holdings Limited on May 30, 2006 under the Companies Act 1993 of New Zealand. On         , 2020, Reynolds Group Holdings Limited changed its name to Pactiv Evergreen Limited, and on             , 2020, converted into a corporation incorporated in the state of Delaware with the name Pactiv Evergreen Inc.

Our principal executive offices are located at 1900 W. Field Court, Lake Forest, Illinois, 60045 and our telephone number is (            )             -            . Our website is www.evergreenpactivgroup.com. Our website and the information contained therein or connected thereto are not incorporated into this prospectus or the registration statement of which it forms a part.

PFL, a company incorporated pursuant to the laws of New Zealand, is and will be our only stockholder immediately prior to the closing of this offering. PFL is a wholly-owned subsidiary of Packaging Holdings Limited (“PHL”), a company incorporated pursuant to the laws of New Zealand and wholly-owned by Mr. Graeme Hart. PFL is also the controlling shareholder of Reynolds Consumer Products Inc. (“RCPI”) and the sole shareholder of GPC (following the GPC Separation). Rank Group Limited (“Rank”), a company incorporated pursuant to the laws of New Zealand, is Mr. Hart’s principal operating entity. For additional information on our relationships with PFL, RCPI, GPC, Rank and Mr. Hart, see “Certain Relationships and Related Party Transactions” and “Principal Stockholders.”

Upon the closing of this offering, PFL will own, and control the voting power of, approximately    % of our outstanding shares of common stock (or approximately    % if the underwriters’ option to purchase additional shares of common stock is exercised in full). Upon the closing of this offering, we will be a “controlled company” as defined under the corporate governance rules of          . As a result, PFL will be able to exercise control over all matters requiring approval by our stockholders, including the election of our directors and approval of significant corporate transactions. PFL’s controlling interest may discourage or prevent a change in control of our company that other holders of our common stock may favor. See “Risk Factors—Risks Relating to Our Relationships with PFL, RCPI, GPC and Rank—We will be a “controlled company” within the meaning of the rules of                 and, as a result, will qualify for, and intend to rely on, exemptions from certain corporate governance requirements. You will not have the same protections afforded to stockholders of companies that are subject to such requirements.”

Prior to this offering we consummated the following transactions (collectively, the “GPC Separation”):

•	on , 2020, the repayment of $ million under the Group’s securitization facility (the “Securitization Facility”) and the legal release of the GPC Group from its obligations under such facility;

•

on                , 2020, entry by the GPC Group into a new credit facility, which consisted of a $         senior secured term loan facility and a $         secured revolving credit facility (the “New GPC Credit Facility”), the net proceeds of which were used to settle certain related party balances between the GPC Group, on the one hand, and the Group, on the other, and the balance distributed to us;

•

on                , 2020, the execution of a transition services agreement with GPC (the “GPC TSA”) pursuant to which we will, upon GPC’s request, provide certain administrative services to GPC for up to 24 months, which is described in greater detail in “Certain Relationships and Related Party Transactions;”

•	on , 2020, the distribution of all of the shares in GPC to PFL in consideration for the buy-back of of our outstanding shares which were canceled upon completion of the buy-back; and

•	on , 2020, the legal release of the GPC Group from the senior secured credit agreement dated August 5, 2016 to which PTVE and certain members of the Group are parties (the “Credit Agreement”),

Confidential Treatment Requested by Pactiv Evergreen Inc.

Pursuant to 17 C.F.R. Section 200.83

and the legal release of the GPC Group from the guarantees of all the notes issued by subsidiaries of the Company.

Prior to the closing of this offering, we will consummate the following transactions (collectively, the “Corporate Reorganization”):

•	the conversion into a corporation incorporated in the state of Delaware;

•

the execution of a transition services agreement with Rank (the “Rank TSA”) pursuant to which Rank will, upon our request, provide certain administrative and support services to us for up to 12 months, which is described in greater detail in “Certain Relationships and Related Party Transactions;”

•	the settlement of certain related party balances with Rank and other affiliated entities;

•	the repayment in full of the $ million outstanding under the Securitization Facility and termination of such facility; and

•	the consummation of a stock split pursuant to which each share of our outstanding common stock will be reclassified into shares of common stock (“Stock Split”).

Confidential Treatment Requested by Pactiv Evergreen Inc.

Pursuant to 17 C.F.R. Section 200.83

THE OFFERING

This summary highlights information presented in greater detail elsewhere in this prospectus. This summary is not complete and does not contain all the information you should consider before investing in our common stock. You should carefully read this entire prospectus before investing in our common stock including the “Risk Factors” section and our consolidated financial statements and notes thereto.

Common stock offered	shares

Common stock to be outstanding after this offering	shares

Option to purchase additional shares of common stock	shares

Use of proceeds	We estimate that the net proceeds to us from this offering will be approximately $ million, or approximately $ million if the underwriters exercise their option to purchase additional shares of common stock in full, assuming an initial public offering price of $ per share (the midpoint of the price range set forth on the cover of this prospectus), after deducting estimated underwriting discounts and commissions and estimated offering expenses. Each $1 increase (decrease) in the public offering price per share would increase (decrease) our net proceeds, after deducting estimated underwriting discounts and commissions, by $ million (assuming no exercise of the underwriters’ option to purchase additional shares of common stock and that the number of shares of common stock offered by us, as set forth on the cover page of this prospectus, remains the same). We intend to use the net proceeds from this offering to repay certain indebtedness and for general corporate purposes. We may also use a portion of the net proceeds we receive from this offering for acquisitions or other strategic investments, although we do not currently have any plans to do so. See “Use of Proceeds.”

Concentration of ownership	Upon the closing of this offering, PFL will own a majority of the voting power of our common stock. We currently intend to avail ourselves of the “controlled company” exemption under the corporate governance rules of .

Dividend policy	Following the closing of this offering and subject to legally available funds, we intend to pay quarterly cash dividends on our common stock. For fiscal year 2021, we expect to pay a quarterly cash dividend of $ per share. However, we expect the initial dividend for the quarter ending on , 2020 to be a prorated cash dividend for the period beginning on the first day of trading of our common stock on and ending on the last day of that period. We expect this initial dividend to be approximately $ per share. This initial dividend is expected to paid in , 2020. Thereafter, the quarterly dividend will be paid subsequent to the close of each fiscal quarter.

Confidential Treatment Requested by Pactiv Evergreen Inc.

Pursuant to 17 C.F.R. Section 200.83

The declaration, amount and payment of any dividends will be at the sole discretion of our board of directors and subject to certain considerations. See “Dividend Policy.”

Listing	Our common stock has been approved for listing on under the trading symbol “PTVE.”

The number of shares of our common stock to be outstanding after this offering:

•	is based on shares of common stock outstanding prior to this offering (after giving effect to the Corporate Reorganization);

•

excludes                shares of common stock (based on the midpoint of the price range set forth on the cover of this prospectus) underlying the grants to be issued upon the closing of this offering to persons, including our senior management, pursuant to retention agreements entered into with such persons (“IPO Grants”). These IPO Grants will be issued as restricted stock units, vesting ratably on an annual basis over a three-year period, commencing on the first anniversary of the closing date of this offering;

•

excludes                shares of common stock reserved for future issuance under the Pactiv Evergreen Inc. Omnibus Incentive Plan (the “Incentive Plan”) (which includes the                shares of common stock underlying the IPO Grants); and

•

excludes the issuance of up to                shares of common stock which the underwriters have the option to purchase from us solely to cover over-allotments. If the underwriters exercise their option to purchase additional shares in full,                shares of common stock will be outstanding after this offering.

Unless we specifically state otherwise and except for our historical consolidated financial statements included elsewhere in this prospectus, all information in this prospectus assumes the consummation of the GPC Separation prior to the closing of this offering and the consummation of the Corporate Reorganization immediately prior to the closing of this offering and assumes no exercise of the underwriters’ option to purchase additional shares of common stock solely to cover overallotments.

Confidential Treatment Requested by Pactiv Evergreen Inc.

Pursuant to 17 C.F.R. Section 200.83

SUMMARY HISTORICAL AND UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL DATA

Set forth below are summary historical financial and other data. The consolidated balance sheet data as of December 31, 2019 and 2018 and the consolidated statements of income data and the consolidated statements of cash flows data for the years ended December 31, 2019, 2018 and 2017 have been derived from our annual consolidated financial statements included elsewhere in this prospectus. The unaudited consolidated balance sheet data as of December 31, 2017 has been derived from our financial records which are not included in this prospectus, and has been prepared on the same basis as our consolidated financial statements. The unaudited consolidated balance sheet data as of June 30, 2020 and the unaudited consolidated statements of income data and the unaudited consolidated statements of cash flows data for the six months ended June 30, 2020 and 2019 have been derived from our interim condensed consolidated financial statements included elsewhere in this prospectus. Except as described below, the interim condensed consolidated financial statements were prepared on a basis consistent with that used in preparing our annual consolidated financial statements and include all normal and recurring adjustments considered necessary for a fair statement of our financial position and results of operations for the interim periods. The summary financial data may not be indicative of our future performance as a public company. It should be read in conjunction with the discussion in “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Unaudited Pro Forma Consolidated Financial Data” and the annual consolidated financial statements and corresponding notes and the interim condensed consolidated financial statements and corresponding notes included elsewhere in this prospectus.

The GPC Group is included in our summary historical consolidated financial data presented below. Following the GPC Separation, which occurred prior to this offering on                     , 2020, the GPC Group no longer operates as one of our reportable segments and the results of the GPC Group for the periods prior to the GPC Separation will be presented as a discontinued operation in our historical financial statements beginning with the fiscal period that includes the consummation of the GPC Separation.

Also set forth below are summary unaudited pro forma consolidated statements of income data for the six months ended June 30, 2020 and the year ended December 31, 2019, which assume that the GPC Separation, the Corporate Reorganization and this offering had occurred as of January 1, 2019. The summary unaudited pro forma consolidated balance sheet data as of June 30, 2020 assumes that the GPC Separation, the Corporate Reorganization and this offering occurred as of June 30, 2020. The pro forma adjustments are based upon available information and assumptions that we believe are reasonable. The summary unaudited pro forma consolidated financial data does not purport to represent what the financial position or results of operations of the Group would have been if we had operated as a public company during the periods presented or if the transactions described therein had actually occurred as of the dates indicated, nor does it project the financial position at any future date or the results of operations for any future period. Please see the notes to the “Unaudited Pro Forma Consolidated Financial Data” included elsewhere in this prospectus for a complete description of the adjustments reflected in the unaudited pro forma consolidated financial data.

	Pro Forma		Historical
	Six months ended June 30,	Year ended December 31,	Six months ended June 30,		Year ended December 31,
	2020	2019	2020	2019	2019	2018	2017
	(In millions, except share and per share data)
Statements of Income Data:
Net revenues(1)					$7,115	$7,395	$7,439
Cost of sales					(5,999)	(6,282)	(6,086)

Gross profit					1,116	1,113	1,353
Selling, general and administrative expenses					(639)	(565)	(599)
Goodwill impairment charges					(16)	(138)	—
Restructuring, asset impairment and other related charges					(96)	(53)	(101)
Other expense, net(2)					(34)	(33)	(38)

Confidential Treatment Requested by Pactiv Evergreen Inc.

Pursuant to 17 C.F.R. Section 200.83

	Pro Forma		Historical
	Six months ended June 30,	Year ended December 31,	Six months ended June 30,		Year ended December 31,
	2020	2019	2020	2019	2019	2018	2017
	(In millions, except share and per share data)
Operating income from continuing operations					331	324	615
Non-operating (expense) income, net					(13)	41	(10)
Interest expense, net					(432)	(412)	(484)

(Loss) income from continuing operations before tax					(114)	(47)	121
Income tax (expense) benefit					(54)	16	218

Net (loss) income from continuing operations					$(168)	$(31)	$339

Per share:
Earnings (loss) per share from continuing operations
Basic					$(4.68)	$(0.92)	$9.44
Diluted					(4.68)	(0.92)	9.44
Weighted average number of shares used in calculating earnings per share:
Basic					35,708,019	35,708,019	35,708,019
Diluted					35,708,019	35,708,019	35,708,019
Balance Sheet Data (as per period end):
Accounts receivable, less allowances for doubtful accounts					$666	$699	$722
Inventories					894	896	911
Total assets(3)					16,175	16,169	16,385
Accounts payable					425	483	454
Long-term debt, including current portion					10,630	10,997	11,339
Total equity					2,082	1,785	1,599
Cash Flow Data:
Net cash provided by (used in)
Operating activities					$896	$963	$858
Investing activities					(4)	(453)	(364)
Financing activities					(384)	(360)	(796)
Other financial data:(4)
Adjusted EBITDA from continuing operations (non-GAAP)					$1,038	$1,091	$1,294

(1)

On January 1, 2018, we adopted Accounting Standards Update 2014-09, Revenue from Contracts with Customers and other related Accounting Standards Updates regarding Accounting Standards Codification Topic 606 (“ASC 606”), using the modified retrospective method. Results as of and for the year ended December 31, 2018 and periods thereafter are presented under ASC 606, while prior period amounts are not adjusted and continue to be reported under ASC 605, Revenue Recognition, the accounting standard in effect for those periods presented. Our adoption of ASC 606 resulted in immaterial adjustments to amounts recognized in our consolidated financial statements. For further details regarding the impact of the adoption of ASC 606, refer to Note 2—Summary of Significant Accounting Policies of our annual consolidated financial statements included elsewhere in this prospectus.

(2)

For the historical periods, Other expense, net, includes a related party management fee. For further information, refer to Note 18—Related Party Transactions in our annual consolidated financial statements and Note        —Related Party Transactions in our interim condensed consolidated financial statements, each of which are included elsewhere in this prospectus. Following the closing of this offering, we will no longer be charged a management fee.

(3)

On January 1, 2019, we adopted Accounting Standards Update 2016-02, Leases, and other related Accounting Standard Updates regarding Accounting Standards Codification Topic 842 (“ASC 842”), using the modified retrospective method without the recasting of comparative periods’ financial information, as permitted by the transition guidance. Results for the six months ended June 30, 2019 and as of and for the year ended December 31, 2019 and periods thereafter are presented under ASC 842, while prior period amounts are not adjusted and continue to be reported under ASC 840, Leases, the accounting standard in effect for those periods presented. For further details regarding the impact of the adoption of ASC 842, refer to Note 2—Summary of Significant Accounting Policies of our annual consolidated financial statements included elsewhere in this prospectus.

Confidential Treatment Requested by Pactiv Evergreen Inc.

Pursuant to 17 C.F.R. Section 200.83

Non-GAAP Financial Measures

(4)

It is management’s intent to provide non-GAAP financial measures to enhance the understanding of our GAAP financial information, and it should be considered in addition to, and not instead of, the financial statements prepared in accordance with GAAP included elsewhere in this prospectus. Our non-GAAP financial measure is presented along with the corresponding most directly comparable GAAP measure so as not to imply that more emphasis should be placed on the non-GAAP measure. The non-GAAP financial measure presented may be determined or calculated differently by other companies.

We define “Adjusted EBITDA from continuing operations” as our net (loss) income from continuing operations calculated in accordance with GAAP, plus the sum of income tax expense, net interest expense, depreciation and amortization and further adjusted to exclude certain items of a significant or unusual nature, including but not limited to related party management fees, unrealized gains or losses on derivatives, gains or losses on the sale of businesses and non-current assets, restructuring, asset impairment and other related charges, operational process engineering-related consultancy costs, non-cash pension income or expense and strategic review and transaction-related costs.

We have included Adjusted EBITDA from continuing operations in this prospectus because it is a key measure used by our management team to evaluate our operating performance, generate future operating plans and make strategic decisions. Accordingly, we believe that Adjusted EBITDA from continuing operations provides useful information to investors and others in understanding and evaluating our operating results in the same manner as our management team and board of directors. In addition, our chief operating decision maker uses Adjusted EBITDA as the segment measure of performance for each of our reportable segments.

The following table presents a reconciliation of net (loss) income from continuing operations, the most directly comparable GAAP financial measure, to Adjusted EBITDA from continuing operations for each of the periods indicated:

	Pro Forma		Historical
	Six months ended June 30,	Year ended December 31,	Six months ended June 30,		Year ended December 31,
	2020	2019	2020	2019	2019	2018	2017
	(In millions)
Net (loss) income from continuing operations (GAAP)					$(168)	$(31)	$339
Income tax expense (benefit)					54	(16)	(218)
Interest expense, net					432	412	484
Depreciation and amortization					516	523	534
Goodwill impairment charges(a)					16	138	—
Restructuring, asset impairment and other related charges(b)					96	53	101
Loss (gain) on sale of businesses and non-current assets(c)					21	31	22
Non-cash pension (income) expense(d)					6	(51)	1
Operational process engineering-related consultancy costs(e)					27	14	12
Related party management fee(f)					16	16	17
Strategic review and transaction-related costs(g)					7	—	—
Unrealized (gains) losses on derivatives(h)					(4)	8	3
Other					19	(6)	(1)

Adjusted EBITDA from continuing operations (Non-GAAP)					$1,038	$1,091	$1,294

(a)

Reflects goodwill impairment charges in respect of our closures operations in 2019, including dis-synergies associated with the sale of the North American and Japanese closures businesses in December 2019, and a goodwill impairment charge in 2018 in respect of the GPC Group. We completed the GPC Separation on                 , 2020. For further information, refer to Note 4—Impairment, Restructuring and Other Related Charges in our annual consolidated financial statements and Note        —Impairment, Restructuring and Other Related Charges in our interim condensed consolidated financial statements, each of which is included elsewhere in this prospectus.

(b)

Reflects asset impairment, restructuring and other related charges associated with the remaining closures businesses that are not reported within discontinued operations and the ongoing rationalization of the manufacturing footprint in the GPC Group. For further information, refer to Note 4—Impairment, Restructuring and Other Related Charges in our annual consolidated financial statements and Note        —Impairment, Restructuring and Other Related Charges in our interim condensed consolidated financial statements, each of which is included elsewhere in this prospectus.

(c)

Reflects the loss from the sale of businesses and non-current assets, primarily in our Other segment. For further information, refer to Note 13—Other Expense, Net in our annual consolidated financial statements and Note        —Other Expense, Net in our interim condensed consolidated financial statements, each of which is included elsewhere in this prospectus.

Confidential Treatment Requested by Pactiv Evergreen Inc.

Pursuant to 17 C.F.R. Section 200.83

(d)

Reflects the non-cash pension (income) expense related to our Reynolds Group Pension Plan, or “RGPP” (formerly the Pactiv Retirement Plan). For further information, refer to Note 12—Employee Benefits in our annual consolidated financial statements and Note        —Employee Benefits in our interim condensed consolidated financial statements, each of which is included elsewhere in this prospectus.

(e)	Reflects the costs incurred to evaluate and improve the efficiencies of our manufacturing and distribution operations.
(f)

Reflects the management fee charged by Rank to us. For further information, refer to Note 18—Related Party Transactions in our annual consolidated financial statements and Note        —Related Party Transactions in our interim condensed consolidated financial statements, each of which is included elsewhere in this prospectus. Following the closing of this offering, we will no longer be charged a management fee.

(g)	Reflects costs incurred for strategic reviews of our businesses, as well as costs related to this offering that cannot be offset against the expected proceeds of this offering.
(h)

Reflects the mark-to-market movements in our commodity and foreign exchange derivatives. For further information, refer to Note 11—Financial Instruments in our annual consolidated financial statements and Note        —Financial Instruments in our interim condensed consolidated financial statements, each of which is included elsewhere in this prospectus.

Confidential Treatment Requested by Pactiv Evergreen Inc.

Pursuant to 17 C.F.R. Section 200.83

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the following risks and all of the other information set forth in this prospectus before deciding to invest in shares of our common stock. If any of the following risks actually occurs, our business, financial condition and results of operations could be materially adversely affected. In such case, the trading price of our common stock could decline, and you may lose all or part of your investment. The risks discussed below are not the only risks we face. Additional risks or uncertainties not currently known to us, or that we currently deem immaterial, may also have a material adverse effect on our business, financial condition, prospects, results of operations or cash flows. We cannot assure you that any of the events discussed in the risk factors below will not occur.

Risks Relating to Our Business and Industry

Our business is impacted by fluctuations in raw material, energy and freight costs, including the impact of tariffs, trade and similar matters.

Fluctuations in raw material costs can adversely affect our business, financial condition and results of operations. Raw material costs represent a significant portion of our cost of sales. The primary raw materials used in our products are plastic resins (principally polylactic acid, polyvinyl chloride, polypropylene, polyethylene, polystyrene and polyethylene terephthalate), aluminum, fiber (principally recycled newsprint, raw wood and wood chips) and paperboard (principally cartonboard and cupstock).

The prices of many of our raw materials have fluctuated significantly in recent years. Raw material price fluctuations are generally due to movements in commodity market prices although some raw materials, such as wood, may be affected by local market conditions (including weather) as well as the commodity market. We typically do not enter into long-term purchase contracts that provide for fixed prices for our principal raw materials. While we regularly enter into hedging agreements for some of our raw materials and energy sources, such as resin (or components thereof), natural gas and diesel, to minimize the impact of such fluctuations, these hedging agreements do not cover all of our needs, and hedging may reduce the positive impact we may otherwise receive when raw material prices decline.

In addition, over the last several years, there has been a trend toward consolidation among suppliers of many of our principal raw materials, and we expect that this trend will continue. Consolidation among our key suppliers could enhance their ability to increase prices, forcing us to pay more for such raw materials. We may be unable to pass on such cost increases to customers which could result in lower margins or lost sales.

Although many of our customer pricing agreements include raw material cost pass-through mechanisms, which mitigate the impact of changes in raw material costs, the contractual price changes do not occur simultaneously with raw material price changes. Due to differences in timing between purchases of raw materials and sales to customers, there is often a “lead-lag” effect during which margins are negatively impacted in periods of rising raw material costs and positively impacted in periods of falling raw material costs. Moreover, many of our sales are not covered by such pass-through mechanisms, and while we also use price increases, whenever possible, to mitigate the effect of raw material cost increases for customers that are not subject to raw material cost pass-through agreements, we often are not able to pass on cost increases to our customers on a timely basis, if at all, and consequently do not always recover the lost margin resulting from the cost increases. Additionally, an increase in the selling prices for the products we produce resulting from a pass-through of increased raw material costs or freight costs could have an adverse impact on the volume of units we sell.

In addition to our dependence on primary raw materials, we are also dependent on different sources of energy for our operations, such as coal, fuel oil, electricity and natural gas. For example, Beverage Merchandising is susceptible to price fluctuations in natural gas as it incurs significant natural gas costs to convert raw wood and wood chips to liquid packaging board. In addition, if some of our large energy contracts

Confidential Treatment Requested by Pactiv Evergreen Inc.

Pursuant to 17 C.F.R. Section 200.83

were to be terminated for any reason or not renewed upon expiration, or if market conditions were to substantially change resulting in a significant increase in the price of coal, fuel oil, electricity and/or natural gas, we may not be able to find alternative, comparable suppliers or suppliers capable of providing coal, fuel oil, electricity and/or natural gas on terms or in amounts satisfactory to us. As a result of any of these events, our business, financial condition and operating results may suffer.

We are also dependent on third parties for the transportation of both our raw materials and other products that we purchase for our operations and the products that we sell to our customers. In certain jurisdictions, we are exposed to import duties and freight costs, the latter of which is influenced by carrier availability and the fluctuating costs of oil and other transportation costs.

The cost of raw materials and other goods and services required to operate our business are also impacted by governmental actions, such as tariffs and trade sanctions. For example, the recent imposition by the U.S. government of tariffs on products imported from certain countries and trade sanctions against certain countries have introduced greater uncertainty with respect to U.S. trade policies, which have impacted the cost of certain raw materials, including aluminum and resin, and other goods and services required to operate our business. Major developments in trade relations, including the imposition of new or increased tariffs by the United States and/or other countries, could have a material adverse effect on our business, financial condition and results of operations.

We operate in highly competitive markets.

We operate in highly competitive markets. The following companies, among others, compete with us: Dart Container Corporation, Huhtamäki Oyj, Berry Global Group, Inc., Genpak LLC, Sonoco, Paper Excellence Group, Stora Enso Oyj, Amcor plc, Sealed Air Corporation, Silgan Holdings, SIG Combibloc and Elopak. Some of our competitors have significantly higher market shares in select product lines than we do globally or in the geographic markets in which we compete. Some of our competitors offer a more specialized variety of materials and concepts in select product lines and may serve more geographic regions through various distribution channels. Some of our competitors may have lower costs or greater financial and other resources than we do and may be less adversely affected than we are by price declines or by increases in raw material costs or otherwise may be better able to withstand adverse economic or market conditions.

In addition to existing competitors, we also face the threat of competition from new entrants to our markets. To the extent there are new entrants, increasing or even maintaining our market shares or margins may be more difficult. In addition to other suppliers of similar products, our business also faces competition from products made from other substrates. The prices that we can charge for our products are therefore constrained by the availability and cost of substitutes.

In addition, we are subject to the risk that local competitors following lower social responsibility standards may enter the market with lower compliance, labor and other costs than ours, and we may not be able to compete with such companies for the most price-conscious customers.

The combination of these market influences has created a competitive environment in which product pricing (including volume rebates and other items impacting net pricing), quality and service are key competitive factors. Our customers continuously evaluate their suppliers, often resulting in downward pricing pressure and increased pressure to continuously introduce and commercialize innovative new products, improve quality and customer service and maintain strong relationships with our customers. We may lose customers in the future, which would adversely affect our business and results of operations. These competitive pressures could result in reduced net revenues and profitability and limit our ability to recover cost increases through price increases and, unless we are able to control our operating costs, our gross margin may be adversely affected.

Confidential Treatment Requested by Pactiv Evergreen Inc.

Pursuant to 17 C.F.R. Section 200.83

Our business could be harmed by changes in consumer lifestyle, eating habits, nutritional preferences and health-related and environmental or sustainability concerns.

Many of our products are used by consumers in connection with food or beverage products. Any reduction in consumer demand for those products as a result of lifestyle, environmental, nutritional or health considerations could have a significant impact on our customers and, as a result, on our financial condition and results of operations. This includes the demand for the products that we make, as well as demand for our customer’s products. For example, certain of our products are used for dairy and fresh juice. Sales of those products have generally declined over recent years, requiring us to find new markets for our products. Additionally, there is increasing concern about the environmental impact of the manufacturing, shipping and/or use of single-use food packaging and foodservice products. For instance, some U.S. municipalities and states and certain other countries have proposed or enacted legislation prohibiting or restricting the sale and use of certain foodservice products and requiring them to be replaced with recyclable or compostable alternatives. Product stewardship and resource sustainability concerns, including the recycling of products and product packaging and restrictions on the use of potentially harmful materials in products, have received increased attention in recent years and are likely to play an increasing role in brand management and consumer purchasing decisions. In addition, changes in consumer lifestyle may result in decreasing demand for certain of our products. Our financial position and results of operations might be adversely affected to the extent that such environmental or sustainability concerns, prohibitions or restrictions on disposable packaging and products or changes in consumer lifestyle reduce demand for our products.

If we fail to maintain satisfactory relationships with our major customers, our results of operations could be adversely affected.

Many of our customers are large and possess significant market leverage, which results in significant downward pricing pressure and often constrains our ability to pass through price increases. We sell the majority of our products under multi-year agreements with customers, although some of these agreements may be terminated at the convenience of the customer on short notice; the balance of our products are sold on a purchase order basis without any commitment from the customers to purchase any quantity of products in the future. If our major customers reduce purchasing volumes or stop purchasing our products, our business and results of operations would likely be adversely affected. It is possible that we will lose customers in the future, which may adversely affect our business and results of operations.

Over the last several years, there has been a trend toward consolidation among our customers in the food and beverage industry and in the retail and foodservice industries, and we expect that this trend will continue. Consolidation among our customers could increase their ability to apply price pressure, and thereby force us to reduce our selling prices or lose sales, which would impact our results of operations. Following a consolidation, our customers in the food and beverage industry may also close production facilities or switch suppliers, while our customers in the retail industry may close stores, reduce inventory or switch suppliers of consumer products. Any of these actions could adversely impact the sales of our products.

In fiscal year 2019, our top ten customers accounted for 37% of our pro forma net revenues. The loss of any of our significant customers could have a material adverse effect on our business, financial condition and results of operations.

Loss of any of our key manufacturing equipment or facilities or equipment failure could have an adverse effect on our financial condition or results of operations.

While we manufacture most of our products in a number of diversified facilities, a loss of the use of all or a portion of any of our key manufacturing facilities due to an accident, labor issues, weather conditions, pandemics, terrorism, natural disaster or otherwise, could have a material adverse effect on our financial condition or results of operations. Certain of our products are produced at only one or at a small number of

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facilities, increasing the risks associated with a loss of use of such facilities. Facilities may from time to time be impacted by adverse weather and other natural events, and the prolonged loss of a key manufacturing facility due to such events could have a material adverse effect on our business. In addition, certain of our equipment requires significant effort to maintain and repair, and prolonged down-time due to key equipment failure or loss could have a material adverse effect on our business.

We depend on a small number of suppliers for our raw materials and any interruption in our supply of raw materials would harm our business and financial performance.

Some of our key raw materials are sourced from a single supplier or a relatively small number of suppliers. As a consequence, we are dependent on these suppliers for an uninterrupted supply of our key raw materials. Such supply could be disrupted for a wide variety of reasons, many of which are beyond our control. We have written contracts with some but not all of our key suppliers, and many of our written contracts can be terminated on short notice or include force majeure clauses that would excuse the supplier’s failure to supply in certain circumstances. An interruption in the supply of raw materials for an extended period of time could have an adverse impact on our business and results of operations.

The COVID-19 pandemic and associated responses could adversely impact our business and results of operations.

The COVID-19 pandemic has significantly impacted economic activity and markets throughout the world. In response, governmental authorities have implemented numerous measures in an attempt to contain the virus, such as travel bans and restrictions, quarantines, “stay-at-home” orders and business shutdowns. The pandemic and the measures instituted by governmental authorities and associated responses to the COVID-19 pandemic could adversely impact our business and results of operations in a number of ways, including but not limited to:

•

impacts on our operations, including total or partial shutdowns of one or more of our manufacturing, warehousing or distribution facilities, including but not limited to, as a result of illness, government restrictions or other workforce disruptions;

•

the failure of third parties on which we rely, including but not limited to those that supply our raw materials and other necessary operating materials, co-manufacturers and independent contractors, to meet their obligations to us, or significant disruptions in their ability to do so;

•	a strain on our supply chain, which could result from continued increased retailer and consumer demand for our products;

•	a disruption to our distribution capabilities or to our distribution channels, including those of our suppliers, manufacturers, logistics service providers or distributors;

•

new or escalated government or regulatory responses in markets in which we manufacture, sell or distribute our products, or in the markets of third parties on which we rely, which could prevent or disrupt our business operations;

•

higher employee compensation costs, as well as incremental costs associated with newly added health screenings, temperature checks and enhanced cleaning and sanitation protocols to protect our employees;

•

significant reductions or volatility in demand for one or more of our products, which may be caused by, among other things: lower customer demand as a result of the temporary inability of consumers to purchase items that use our products due to illness, quarantine or other travel restrictions, or financial hardship; customers modifying their inventory, fulfillment or shipping practices; governmental restrictions and business closings; or pantry-loading activity or other changes in buying patterns;

•	local, regional, national or international economic slowdowns; and

•	volatility in the net liability for our pension plans, with the value of plan assets and liabilities impacted by changes in financial markets.

Confidential Treatment Requested by Pactiv Evergreen Inc.

Pursuant to 17 C.F.R. Section 200.83

The ultimate impact depends on the severity and duration of the current COVID-19 pandemic and actions taken by governmental authorities and other third parties in response, each of which is uncertain, rapidly changing and difficult to predict. Any of these disruptions could adversely impact our business and results of operations. In addition, these and other impacts of the COVID-19 pandemic could have the effect of heightening many of the other risk factors disclosed in this prospectus.

We are subject to governmental regulation and we may incur material liabilities under, or costs in order to comply with, existing or future laws and regulations.

Many of our products come into contact with food and beverages, and the manufacture, packaging, labeling, storage, distribution, advertising and sale of such products are subject to various laws designed to protect human health and the environment. For example, in the United States, many of our products are regulated by the Food and Drug Administration (including applicable current good manufacturing practice regulations), and our product claims and advertising are regulated by the Federal Trade Commission. Most states have agencies that regulate in parallel to these federal agencies. Liabilities under, and/or costs of compliance, and the impact on us of any non-compliance with any such laws and regulations could materially and adversely affect our business, financial condition and results of operations. In addition, changes in the laws and regulations which we are subject to could impose significant limitations and require changes to our business, which in turn may increase our compliance expenses, make our business more costly and less efficient to conduct and compromise our growth strategy.

We are subject to increasingly stringent environmental, health and safety laws, regulations and permits, and we could incur significant costs in complying with, or liabilities and obligations related to, such laws, regulations and permits.

We are subject to various federal, state/provincial, local and international environmental, health and safety laws, regulations and permits, which have tended to become more stringent over time. Among other things, these laws and regulations govern the emission or discharge of materials into the environment (including air, water or ground), the use, storage, treatment, disposal, management and releases of, and exposure to, hazardous substances and wastes, the health and safety of our employees and the end-users of our products, protection of wildlife and endangered species, wood harvesting and the materials used in and the recycling of our products. Violations of these laws and regulations or of any conditions contained in any environmental permit can result in substantial fines or penalties, injunctive relief, requirements to install pollution or other controls or equipment, civil and criminal sanctions, permit revocations and/or facility shutdowns. Moreover, we may be directly impacted by the risks and costs to us, our customers and our vendors of the effects of climate change, greenhouse gases, and the availability of energy and water resources. These risks include the potentially adverse impact on forestlands, which are a key resource in the production of some of our products, increased product costs and a change in the types of products that customers purchase. We also face risks arising from the increased public focus, including by governmental and nongovernmental organizations, on these and other environmental sustainability matters, such as packaging and waste, deforestation, and land use.

We are and have been involved in the remediation of current, former and third party sites, and could be held jointly and severally liable for the costs of investigating and remediating, and damages resulting from, present and past releases of hazardous substances and wastes at any site we have ever owned, leased, operated or used as a treatment or disposal site, including releases by prior owners or operators of sites we currently own or operate. We could also be subject to third-party claims for property or natural resource damage, personal injury or nuisance or otherwise as a result of violations of or liabilities under environmental laws, regulations and permits or in connection with releases of hazardous or other substances or wastes. In addition, changes in, or new interpretations of, existing laws, regulations, permits or enforcement policies, the discovery of previously unknown contamination, or the imposition of other environmental, health and safety liabilities or obligations in the future, including additional investigation or other obligations with respect to any potential health hazards of our products or business activities or the imposition of new permit requirements, may lead to additional

Confidential Treatment Requested by Pactiv Evergreen Inc.

Pursuant to 17 C.F.R. Section 200.83

compliance or other costs that could have a material adverse effect on our business, financial condition or results of operations.

Moreover, as environmental issues, such as climate change, have become more prevalent, federal, state and local governments, as well as foreign governments, have responded, and are expected to continue to respond, with increased legislation and regulation, which could negatively affect us. For example, the United States Environmental Protection Agency is regulating certain greenhouse gas emissions under existing laws such as the Clean Air Act, and various countries have adopted the Paris Agreement, which aims to keep global temperature rise to well below 2 degrees Celsius using various national pledges to reduce greenhouse gas emissions. These and other international, foreign, federal, regional and state climate change initiatives may cause us to incur additional direct costs in complying with new environmental legislation or regulations, such as costs to upgrade or replace equipment, as well as increased indirect costs resulting from our suppliers, customers or both incurring additional compliance costs that could get passed through to us or impact product demand.

Government regulations and judicial decisions affecting products we produce or the products contained in the products we produce could significantly reduce demand for our products.

A number of governmental authorities, both in the United States and abroad, have considered, and are expected to consider, legislation aimed at reducing the amount of materials incapable of being recycled or composted. Programs have included, for example, banning or restricting certain types of products, mandating certain rates of recycling and/or the use of recycled materials, imposing deposits or taxes on single-use items (often plastic) and requiring retailers or manufacturers to take back packaging used for their products. Such legislation, as well as voluntary initiatives similarly aimed at reducing the level of single-use packaging waste, could reduce demand for our products. Some consumer products companies, including some of our customers, have responded to these governmental initiatives and to perceived environmental or sustainability concerns of consumers by using only recyclable or compostable containers.

In addition, changes to health and food safety regulations could increase costs and may also have a material adverse effect on our net revenues if, as a result, the public’s attitude towards our products or the end-products for which we provide packaging is substantially affected.

We may not be able to achieve some or all of the benefits that we expect to achieve from our capital investment, restructuring and other cost savings programs.

We regularly review our business to identify opportunities to reduce our costs. When we identify such opportunities, we may develop a capital investment, restructuring or other cost savings program to attempt to capture those savings. We may not be able to realize some or all of the cost savings we expect to achieve in the future as a result of our capital investment, restructuring and other cost savings programs in the time frame we anticipate. A variety of factors could cause us not to realize some of the expected cost savings, including, among others, delays in the anticipated timing of activities related to our cost savings programs, lack of sustainability in cost savings over time, unexpected costs associated with operating our business, and lack of ability to eliminate duplicative back office overhead and redundant selling, general and administrative functions, obtain procurement related savings, rationalize our distribution and warehousing networks, rationalize manufacturing capacity and shift production to more economical facilities and avoid labor disruptions in connection with any integration, particularly in connection with any headcount reduction.

We are affected by seasonality and cyclicality.

Demand for certain of our products is moderately seasonal. Our Foodservice and Food Merchandising operations peak during the summer and fall months in North America when the favorable weather, harvest and holiday season lead to increased consumption, resulting in greater levels of sales in the second and third quarters. Beverage Merchandising’s customers are principally engaged in providing products that are generally less

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sensitive to seasonal effects, although Beverage Merchandising does experience some seasonality as a result of increased consumption of milk by school children during the North American academic year, resulting in a greater level of carton product sales in the first and fourth quarters. In addition, the market for some of our products can be cyclical and sensitive to changes in general business conditions, industry capacity, consumer preferences and other factors. We have no control over these factors and they can significantly influence our financial performance.

Loss of our key management and other personnel, or an inability to attract new management and other personnel, could impact our business.

We depend on our senior executive officers and other key personnel to operate our business and on our in-house technical experts to develop new products and technologies and to service our customers. The loss of any of these officers or other key personnel could adversely affect our operations. Competition is intense for qualified employees among companies that rely heavily on engineering and technology, and the loss of qualified employees or an inability to attract, retain and motivate additional highly skilled employees required for the operation and expansion of our business could hinder our ability to successfully conduct research and development activities or develop and support marketable products.

Uncertain global economic conditions could have an adverse effect on our business and financial performance.

General economic downturns in our key geographic regions and globally can adversely affect our business operations, demand for our products and our financial results. The current global economic challenges, including relatively high levels of unemployment in certain areas in which we operate, low economic growth and difficulties associated with managing rising debt levels and related economic volatility in certain economies, could put pressure on the global economy and our business. When challenging economic conditions exist, our customers may delay, decrease or cancel purchases from us, and may also delay payment or fail to pay us altogether. Suppliers may have difficulty filling our orders and distributors may have difficulty getting our products to customers, which may affect our ability to meet customer demands, and result in a loss of business. Weakened global economic conditions may also result in unfavorable changes in our product prices and product mix and lower profit margins. All of these factors could have a material adverse effect on demand for our products, our cash flow, financial condition and results of operations.

Supply of faulty or contaminated products could harm our reputation and business.

Although we have control measures and systems in place to ensure the maximum safety and quality of our products is maintained, the consequences of not being able to do so, due to accidental or malicious raw material contamination, or due to supply chain contamination caused by human error or faulty equipment, could be severe. Such consequences may include adverse effects on consumer health, reputation, loss of customers and market share, financial costs or loss of revenue. If any of our products are found to be defective, we could be required to recall such products, which could result in adverse publicity, significant expenses and a disruption in sales and could affect our reputation and that of our products. Although we maintain product liability insurance coverage, potential product liability claims may exceed the amount of insurance coverage or potential product liability claims may be excluded under the terms of the policy. In addition, if any of our competitors or customers supply faulty or contaminated products to the market, or if manufacturers of the end-products that utilize our products produce faulty or contaminated products, our industry, or our end-products’ industries, could be negatively impacted, which could have adverse effects on our business.

The widespread use of social media and networking sites by consumers has greatly increased the speed and accessibility of information dissemination. Negative publicity, posts or comments on social media or networking sites about us, whether accurate or inaccurate, or disclosure of non-public sensitive information about us, could be widely disseminated through the use of social media. Such events, if they were to occur, could harm our image and adversely affect our business, as well as require resources to rebuild our reputation.

Confidential Treatment Requested by Pactiv Evergreen Inc.

Pursuant to 17 C.F.R. Section 200.83

Currency exchange rate fluctuations could adversely affect our results of operations.

Our business is exposed to fluctuations in exchange rates. Although our reporting currency is U.S. dollars, we operate in multiple countries and transact in a range of currencies in addition to U.S. dollars. In addition, we are exposed to exchange rate risk as a result of sales, purchases, assets and borrowings (including intercompany borrowings) that are denominated in currencies other than the functional currency of the respective entities. Where possible, we try to minimize the impact of exchange rate fluctuations by transacting in local currencies so as to create natural hedges. There can be no assurance that we will be successful in protecting against these risks. Under certain circumstances in which we are unable to naturally offset our exposure to these currency risks, we may enter into derivative transactions to reduce such exposures. Nevertheless, exchange rate fluctuations may either increase or decrease our net revenues and expenses as reported in U.S. dollars. Given the volatility of exchange rates, we may not be able to manage our currency transaction risks effectively, and volatility in currency exchange rates may materially adversely affect our financial condition or results of operations.

The global scope of our operations and our corporate and financing structure may expose us to potentially adverse tax consequences.

We are subject to taxation in, and subject to the tax laws and regulations of, multiple jurisdictions as a result of the global scope of our operations and our corporate and financing structure. We are also subject to intercompany pricing laws, including those relating to the flow of funds between our companies pursuant to, for example, purchase agreements, licensing agreements or other arrangements. Adverse developments in these laws or regulations, or any change in position regarding the application, administration or interpretation of these laws or regulations in any applicable jurisdiction, could have a material adverse effect on our business, financial condition and results of operations. In addition, the tax authorities in any applicable jurisdiction, including the United States, may disagree with the positions we have taken or intend to take regarding the tax treatment or characterization of any of our transactions, including the tax treatment or characterization of our indebtedness. If any applicable tax authorities, including the U.S. tax authorities, were to successfully challenge the tax treatment or characterization of any of our transactions, it could result in the disallowance of deductions, the imposition of withholding taxes on internal deemed transfers or other consequences that could have a material adverse effect on our business, financial condition and results of operations.

We may not be successful in obtaining, maintaining and enforcing our intellectual property rights, including our unpatented proprietary knowledge and trade secrets, or in avoiding claims that we infringed on the intellectual property rights of others.

In addition to relying on the patent, copyright and trademark rights granted under the laws of the United States and other jurisdictions, we rely on unpatented proprietary knowledge and trade secrets and employ various methods, including confidentiality agreements with employees and third parties, to protect our knowledge and trade secrets. However, these precautions and our patents, copyrights and trademarks may not afford complete protection against infringement, misappropriation or other violation of our rights by third parties, and there can be no assurance that others will not independently develop the knowledge protected by our trade secrets or develop products that compete with ours despite not infringing, misusing or otherwise violating our intellectual property rights. Patent, copyright and trademark rights are territorial; thus, the protection they provide will only extend to those countries in which we have been issued patents and have registered trademarks or copyrights. Even so, the laws of certain countries do not protect our intellectual property rights to the same extent as do the laws of the United States.

We believe that we have sufficient intellectual property rights to allow us to conduct our business without incurring liability to third parties. However, we or our products may nonetheless infringe on the intellectual property rights of third parties, or we may determine in the future that we require a license or other rights to intellectual property rights held by third parties. Such a license or other rights may not be available to us on commercially reasonable terms or at all, in which case we may be prevented from using, providing or

Confidential Treatment Requested by Pactiv Evergreen Inc.

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manufacturing certain products, services or brands as we see fit. In addition, we may be subject to claims asserting infringement, misappropriation or other violation of third parties’ intellectual property rights seeking damages, the payment of royalties or licensing fees and/or injunctions against the sale of our products or other aspects of our business. If we are found to have infringed, misused or otherwise violated the intellectual property rights of others, we could be forced to pay damages, cease use of such intellectual property rights or, if we are given the opportunity to continue to use the intellectual property rights of others, we could be required to pay a substantial amount for continued use of those rights. Even if we are not found to infringe, misappropriate, or otherwise violate a third party’s intellectual property rights, we could incur material expense to defend against such claims and we could incur significant costs associated with discontinuing to use, provide or manufacture certain products, services or brands, and such defense could be protracted and costly regardless of its outcome. Any of the foregoing could have a material adverse effect on our business and results of operations.

Furthermore, we cannot be certain that the intellectual property rights we do obtain and rely on will not be challenged or invalidated in the future. In the event of such a challenge, we could incur significant costs to defend our rights, even if we are ultimately successful. We also may not be able to prevent current and former employees, contractors and other parties from breaching confidentiality agreements and misappropriating trade secrets or other proprietary information. It is possible that third parties may copy or otherwise obtain and use our information and proprietary technology without authorization or otherwise infringe on our intellectual property rights. Infringement of our intellectual property rights may adversely affect our results of operations and make it more difficult for us to establish a strong market position in countries which may not afford adequate protection of intellectual property rights. Furthermore, others may develop technologies that are similar or superior to our technologies, duplicate our technologies or design around our patents, and steps taken by us to protect our technologies may not prevent infringement or misappropriation of such technologies. Additionally, we have licensed, and may license in the future, patents, trademarks, copyrights, trade secrets and other intellectual property rights to third parties. While we attempt to ensure that our intellectual property rights are protected when entering into business relationships, third parties may take actions that could materially and adversely affect our rights or the value of our intellectual property rights or reputation. If necessary, we also rely on litigation to enforce our intellectual property rights and contractual rights, and, if not successful, we may not be able to protect the value of our intellectual property rights. Any litigation could be protracted and costly and could have a material adverse effect on our business and results of operations regardless of its outcome.

If we are unable to develop new products or stay abreast of changing technology in our industry, our profits may decline.

We operate in mature markets that are subject to high levels of competition. Our future performance and growth depends on innovation and our ability to successfully develop or license capabilities to introduce new products and product innovations or enter into or expand into adjacent product categories, sales channels or countries. Our ability to quickly innovate in order to adapt our products to meet changing customer demands is essential, especially in light of eCommerce and direct-to-consumer channels significantly reducing the barriers for even small competitors to quickly introduce new products directly to customers. The development and introduction of new products require substantial and effective research and development and demand creation expenditures, which we may be unable to recoup if the new products do not gain widespread market acceptance.

In addition, effective and integrated systems are required for us to gather and use consumer data and information to successfully market our products. New product development and marketing efforts, including efforts to enter markets or product categories in which we have limited or no prior experience, have inherent risks, including product development or launch delays. These could result in us not being the first to market and the failure of new products to achieve anticipated levels of market acceptance. If product introductions or new or expanded adjacencies are not successful, costs associated with these efforts may not be fully recouped and our results of operations could be adversely affected. In addition, if sales generated by new products cause a decline in sales of our existing products, our financial condition and results of operations could be materially adversely affected. Even if we are successful in increasing market share within particular product categories, a decline in

Confidential Treatment Requested by Pactiv Evergreen Inc.

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the markets for such product categories could have a negative impact on our financial results. In addition, in the future, our growth strategy may include expanding our international operations, which could be subject to foreign market risks, including, among others, foreign currency fluctuations, economic or political instability and the imposition of tariffs and trade restrictions, which could adversely affect our financial results.

Our business is subject to frequent and sometimes significant changes in technology, and if we fail to anticipate or respond adequately to such changes, or do not have sufficient capital to invest in these developments, our profits may decline. Our future financial performance will depend in part upon our ability to develop new products and to implement and utilize technology successfully to improve our business operations. We cannot predict all the effects of future technological changes. The cost of implementing new technologies could be significant, and our ability to potentially finance these technological developments may be adversely affected by our debt servicing requirements or our inability to obtain the financing we require to develop or acquire competing technologies.

We face risks associated with certain pension obligations.

We have pension plans that cover many of our employees, former employees and employees of formerly affiliated businesses. Certain of these pension plans are defined benefit pension plans pursuant to which the participants receive defined payment amounts regardless of the value or investment performance of the assets held by such plans. Deterioration in the value of plan assets, including equity and debt securities, resulting from a general financial downturn or otherwise, or a change in the interest rate used to discount the projected benefit obligations, could cause an increase in the underfunded status of our defined benefit pension plans, thereby increasing our obligation to make contributions to the plans, which in turn would reduce the cash available for our business.

Our largest pension plan is the RGPP, of which Pactiv became the sponsor when Pactiv Corporation (now Pactiv LLC, our subsidiary) was spun-off from Tenneco Inc. in 1999. This plan covers certain of our employees as well as employees (or their beneficiaries) of certain companies previously owned by Tenneco Inc. but not owned by us. As a result, while persons who have never been our employees do not currently accrue benefits under the plan, the total number of individuals/beneficiaries covered by this plan is much larger than if only our personnel were participants. For this reason, the impact of the pension plan on our net income and cash from operations is greater than the impact typically found at similarly sized companies. Changes in the following factors can have a disproportionate effect on our results of operations compared with similarly sized companies: (i) interest rate used to discount projected benefit obligations, (ii) governmental regulations related to funding of retirement plans, (iii) financial market performance, and (iv) revisions to mortality tables as a result of changes in life expectancy.

As of December 31, 2019, the RGPP was underfunded by approximately $654 million and subsequent adverse financial market performance has increased this deficit. During the six months ended June 30, 2020, the fair value of RGPP assets decreased by $         million, partially offset by a $         million decrease in the plan liability as a result of changes in discount rates. We expect to make a $121 million contribution to the RGPP in 2020. Future contributions to our pension plans (including the RGPP) will be dependent on future plan asset returns and interest rates and are highly sensitive to changes. Such future contributions will reduce the cash otherwise available to operate our business and could have an adverse effect on our results of operations.

Our insurance may not adequately protect us against business and operating risks.

We maintain insurance for some, but not all, of the potential risks and liabilities associated with our business. For some risks, we may not obtain insurance if we believe the cost of available insurance is excessive in relation to the risks presented. As a result of market conditions, premiums and deductibles for certain insurance policies can increase substantially, and in some instances, certain insurance policies are economically unavailable or available only for reduced amounts of coverage. For example, we are not fully insured against all

Confidential Treatment Requested by Pactiv Evergreen Inc.

Pursuant to 17 C.F.R. Section 200.83

risks associated with pollution, contamination and other environmental incidents or impacts. Moreover, we may not be able to maintain adequate insurance in the future at rates we consider reasonable or to obtain or renew insurance against certain risks. We maintain a high deductible or self-insured retention on many of the risks that we do insure, and we would bear the cost or loss to the extent of the high deductible and self-insured retention. Any significant uninsured liability, or our high deductible or self-insured retention, may require us to pay substantial amounts which would adversely affect our cash position and results of operations.

We may be involved in a number of legal proceedings that could result in substantial liabilities for us.

We are involved in several legal proceedings. It is difficult to predict with certainty the cost of defense or the outcome of these proceedings and their impact on our business, including remedies or damage awards. The outcomes of these legal proceedings and other contingencies could require us to take or refrain from taking certain actions, which actions or inactions could adversely affect our operations or could require us to pay substantial amounts of money or restrict our operations. If liabilities or fines resulting from these proceedings are substantial or exceed our expectations, our business, financial condition or results of operations may be adversely affected.

We may pursue and execute acquisitions, which, if not successful, could adversely affect our business.

We may pursue acquisitions of product lines or businesses from third parties. Acquisitions involve numerous risks, including difficulties in the assimilation of the operations, technologies, services and products of the acquired product lines or businesses, estimation and assumption of liabilities and contingencies, personnel turnover and the diversion of management’s attention from other business operations. We may be unable to successfully integrate and manage certain product lines or businesses that we may acquire in the future, or be unable to achieve anticipated benefits or cost savings from acquisitions in the time frame we anticipate, or at all.

Employee slowdowns, strikes and similar actions could have a material adverse effect on our business and operations.

As of December 31, 2019, approximately 32% of our employees were subject to collective bargaining agreements or are represented by work councils. The transportation and delivery of raw materials to our manufacturing facilities and of our products to our customers by workers that are members of labor unions is critical to our business. In many cases, before we take significant actions with respect to our production facilities, such as workforce reductions or closures, we must reach agreement with applicable labor unions and employee works councils. We may not be able to successfully negotiate any such agreements or new collective bargaining agreements on satisfactory terms in the future. The failure to maintain satisfactory relationships with our employees and their representatives, or prolonged labor disputes, slowdowns, strikes or similar actions, could have a material adverse effect on our business and results of operations.

Our hedging activities may result in significant losses and in period-to-period earnings volatility.

We regularly enter into hedging transactions to limit our exposure to raw material and energy price risks. Our commodity hedges are primarily related to resin, natural gas, ethylene, propylene, benzene, diesel and polyethylene. If our hedging strategies prove to be ineffective or if we fail to effectively monitor and manage our hedging activities, we could incur significant losses which could adversely affect our financial position and results of operations, and we could experience significant fluctuations in our earnings from period to period. Factors that could affect the impact and effectiveness of our hedging activities include the accuracy of our operational forecasts of raw material and energy needs and volatility of the commodities and raw materials pricing markets.

Confidential Treatment Requested by Pactiv Evergreen Inc.

Pursuant to 17 C.F.R. Section 200.83

Goodwill, intangible assets and other long-lived assets are material components of our balance sheet and impairments of such balances, and future other impairment charges, could have a significant impact on our financial results.

We have recorded a significant amount of goodwill and other indefinite-lived intangible assets in our consolidated financial statements resulting from our acquisitions. We test the carrying value of goodwill and other indefinite-lived intangible assets for impairment at least annually and whenever events or circumstances indicate the carrying value may not be recoverable. The estimates and assumptions about future results of operations and cash flows made in connection with the impairment testing could differ from future actual results of operations and cash flows. Any resulting impairment charge, although non-cash, could have a material adverse effect on our results of operations and financial position.

Our historical financial results also include other asset impairment charges. These charges have arisen from a variety of events including decisions to exit certain businesses and ceasing to use certain equipment prior to the end of its useful life. Future asset impairment charges could arise as a result of changes in our business strategy or changes in the intention to use certain assets. Any resulting impairment charge, although non-cash, could have a material adverse effect on our results of operations and financial position.

We have significant debt, which could adversely affect our financial condition and ability to operate our business.

Upon the closing of this offering, we expect to have approximately $        million of outstanding indebtedness. For a description of this indebtedness, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.” Our debt level and related debt service obligations:

•

require us to dedicate significant cash flow to the payment of principal of, and interest on, our debt, which will reduce the funds we have available for other purposes, including working capital, capital expenditures and general corporate purposes;

•	may limit our flexibility in planning for or reacting to changes in our business and market conditions or in funding our strategic growth plan;

•	impose on us financial and operational restrictions; and

•	expose us to interest rate risk on our debt obligations bearing interest at variable rates.

These restrictions could adversely affect our financial condition and limit our ability to successfully implement our growth strategy.

In addition, we may need additional financing to support our business and pursue our growth strategy, including for strategic acquisitions. Our ability to obtain additional financing, if and when required, will depend on investor demand, our operating performance, the condition of the capital markets and other factors. We cannot assure you that additional financing will be available to us on favorable terms when required, or at all. If we raise additional funds through the issuance of equity, equity-linked or debt securities, those securities may have rights, preferences or privileges senior to those of our common stock, and, in the case of equity and equity-linked securities, our existing stockholders may experience dilution.

Borrowings under our Credit Agreement are at variable rates of interest and we may incur additional variable interest rate indebtedness in the future. This exposes us to interest rate risk, and any interest rate swaps we enter into in order to reduce interest rate volatility may not fully mitigate our interest rate risk. If interest rates were to increase, our debt service obligations on the variable rate indebtedness would increase even if the amount borrowed remained the same, and our net income and cash flows, including cash available for servicing our indebtedness, will correspondingly decrease.

Confidential Treatment Requested by Pactiv Evergreen Inc.

Pursuant to 17 C.F.R. Section 200.83

Certain of our long-term indebtedness bears interest at variable interest rates, primarily based on LIBOR, which may be subject to regulatory guidance and/or reform that could cause interest rates under our current or future debt agreements to fluctuate or cause other unanticipated consequences.

The U.K. Financial Conduct Authority, which regulates LIBOR, announced that it intends to stop encouraging or requiring banks to submit rates for the calculation of LIBOR after 2021. It is unclear whether LIBOR will cease to exist or if new methods of calculating LIBOR will be established such that it continues to exist after 2021. Similarly, it is not possible to predict whether LIBOR will continue to be viewed as an acceptable market benchmark, what rate or rates may become acceptable alternatives to LIBOR, or what effect these changes in views or alternatives may have on financial markets for LIBOR-linked financial instruments. If LIBOR ceases to exist or if the methods of calculating LIBOR change from their current form, interest rates on our current or future indebtedness may be adversely affected or we may need to renegotiate the terms of our debt agreements that utilize LIBOR as a factor in determining the applicable interest rate to replace LIBOR with the new standard that is established, if any, or to otherwise agree with the trustees or agents under such facilities or instruments on a new means of calculating interest.

Breaches of our information systems security measures could disrupt our internal operations.

We depend on information technology for processing and distributing information in our business, including to and from our customers and suppliers. This information technology is subject to theft, damage or interruption from a variety of sources, including malicious computer viruses, security breaches, defects in design, natural disasters, terrorist attacks, power and/or telecommunication failures, employee malfeasance or human or technical errors. Additionally, we can be at risk if a customer’s or supplier’s information technology system is attacked or compromised. Cybersecurity incidents have increased in number and severity, and it is expected that these trends will continue. We have taken measures to protect our data and to protect our computer systems from attack but these measures may not prevent unauthorized access to our systems or theft of our data. If we or third parties with whom we do business were to fall victim to cyber-attacks or experience other cybersecurity incidents, such incidents could result in unauthorized access to, disclosure or loss of or damage to company, customer or other third party data; theft of confidential data including personal information and intellectual property; loss of access to critical data or systems; and other business delays or disruptions. If these events were to occur, we may incur substantial costs or suffer other consequences that negatively impact our operations and financial results.

We are subject to stringent privacy laws, information security policies and contractual obligations governing the use, processing, and cross-border transfer of personal information.

We receive, generate and store significant and increasing volumes of sensitive information, such as personally identifiable information. We face a number of risks relative to protecting this critical information, including loss of access risk, inappropriate use or disclosure, inappropriate modification, and the risk of our being unable to adequately monitor, audit and modify our controls over our critical information. This risk extends to the third-party vendors and subcontractors we use to manage this sensitive data.

We are subject to a variety of local, state, national and international laws, directives and regulations that apply to the collection, use, retention, protection, disclosure, transfer and other processing of personal data in the different jurisdictions in which we operate. For example, California enacted the California Consumer Privacy Act (“CCPA”) which creates individual privacy rights for California consumers and increases the privacy and security obligations of entities handling certain personal data. The CCPA went into effect on January 1, 2020, and the California Attorney General may bring enforcement actions for violations beginning July 1, 2020. The CCPA has been amended from time to time, and it remains unclear what, if any, further modifications will be made to this legislation or how it will be interpreted. In addition to fines and penalties imposed upon violators, some state laws, including the CCPA, also afford private rights of action to individuals who believe their personal information has been misused. The interplay of federal and state laws may be subject to varying

Confidential Treatment Requested by Pactiv Evergreen Inc.

Pursuant to 17 C.F.R. Section 200.83

interpretations by courts and government agencies, creating complex compliance issues for us and data we receive, use and share, potentially exposing us to additional expense, adverse publicity and liability. Legal requirements relating to the collection, storage, handling, and transfer of personal information and personal data continue to evolve and may result in ever-increasing public scrutiny and escalating levels of enforcement, sanctions and increased costs of compliance.

Compliance with applicable data protection laws and regulations could also require us to change our business practices and compliance procedures in a manner adverse to our business. Penalties for violations of these laws vary, but can be substantial. Moreover, complying with these various laws could require us to take on more onerous obligations in our contracts, restrict our ability to collect, use and disclose data, or in some cases, impact our ability to operate in certain jurisdictions. In addition, we rely on third party vendors to collect, process and store data on our behalf and we cannot guarantee that such vendors are in compliance with all applicable data protection laws and regulations. Our or our vendors’ failure to comply with applicable data protection laws and regulations could result in government enforcement actions (which could include civil or criminal penalties), private litigation and/or adverse publicity and could negatively affect our operating results and business. Claims that we have violated individuals’ privacy rights, failed to comply with data protection laws, or breached our contractual obligations or privacy policies, even if we are not found liable, could be expensive and time consuming to defend, could result in adverse publicity and could have a material adverse effect on our business, financial condition and results of operations.

We have a history of net losses from continuing operations and may not achieve or maintain profitability in the future.

We have a history of significant net losses from continuing operations, including a net loss of $168 million for fiscal year 2019. We may not be able to achieve or maintain profitability for the current or any future fiscal year. We may incur significant losses in the future for a number of reasons, including due to the other risks described in this prospectus, and we may encounter unforeseen expenses, difficulties, complications and delays and other unknown events. In addition, as a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. As a result, our operations may not achieve profitability in the future and, even if we do achieve profitability, we may not be able to maintain or increase it.

Risks Relating to Our Common Stock and this Offering

There may not be an active, liquid trading market for our common stock.

Prior to this offering, there has been no public market for shares of our common stock. We cannot predict the extent to which investor interest in our company will lead to the development of a trading market on                  or how liquid that market may become. If an active trading market does not develop, you may have difficulty selling any of our common stock that you purchase. The initial public offering price of our common stock was determined by negotiation between us and the underwriters and may not be indicative of prices that will prevail following the closing of this offering. The market price of shares of our common stock may decline below the initial public offering price, and you may not be able to resell your shares of our common stock at or above the initial public offering price.

We expect that our common stock price will fluctuate significantly, and you may not be able to resell your common stock at or above the initial public offering price.

The trading price of our common stock is likely to be volatile and subject to wide price fluctuations in response to various factors, including those described above in “—Risks Relating to Our Business and Industry.” In addition, the trading volume in our common stock may fluctuate and cause significant price variations to occur. If the market price of our common stock declines significantly, you may be unable to resell your common stock at or above the initial public offering price, if at all. In addition to the factors described above in “—Risks

Confidential Treatment Requested by Pactiv Evergreen Inc.

Pursuant to 17 C.F.R. Section 200.83

Relating to Our Business and Industry,” some of the factors that could negatively affect our share price or result in fluctuations in the price or trading volume of our common stock include:

•	market conditions in the broader stock market in general, or in our industry in particular;

•	actual or anticipated fluctuations in our quarterly financial and operating results;

•	introduction of new products and services by us or our competitors;

•	issuance of new or changes in securities analysts’ reports or recommendations;

•	our inability to meet the financial estimates of analysts who follow our company;

•	strategic actions by us or our competitors, such as acquisitions, restructurings, significant contracts, joint marketing relationships, joint ventures or capital commitments;

•	sales of large blocks of our common stock;

•	additions or departures of key personnel;

•	changes in accounting standards, policies, guidance, interpretations or principles;

•	perceptions of the investment opportunity associated with our common stock relative to other investment alternatives;

•	the public reactions to our press releases, other public announcements and filings with the SEC;

•	any increased indebtedness we may incur in the future;

•	regulatory developments;

•	actions by institutional stockholders;

•	litigation and governmental investigations; and

•	economic and political conditions or events.

These and other factors may cause the market price and demand for our common stock to fluctuate substantially, which may limit or prevent investors from readily selling their shares of common stock and may otherwise negatively affect the liquidity of our common stock. The stock market in general has from time to time experienced extreme price and volume fluctuations, including in recent months. In addition, in the past, when the market price of a stock has been volatile, holders of that stock have instituted securities class action litigation against the company that issued the stock. If any of our stockholders brought a lawsuit against us, we could incur substantial costs defending the lawsuit. Such a lawsuit could also divert the time and attention of our management from our business.

If securities or industry analysts do not publish research or reports about our business, or they publish inaccurate or unfavorable reports about our business, the price of our common stock and trading volume could decline.

The trading market for our common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business, our market and our competitors. We do not have any control over these analysts. If one or more of the analysts who cover us downgrade our shares of common stock or change their opinion of our common stock, our common stock price would likely decline. If one or more of these analysts cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause our common stock price or trading volume to decline.

Substantial future sales by PFL or others of our common stock, or the perception that such sales may occur, could depress the price of our common stock.

Following the closing of this offering, PFL will control a majority of the voting power of our outstanding common stock. Subject to the restrictions described in the paragraph below, future sales of PFL’s shares in the

Confidential Treatment Requested by Pactiv Evergreen Inc.

Pursuant to 17 C.F.R. Section 200.83

public market will be subject to the volume and other restrictions of Rule 144 under the Securities Act of 1933 (“Securities Act”) for so long as PFL is deemed to be our affiliate, unless the shares to be sold are registered with the SEC. We do not know whether or when PFL will sell shares of our common stock following this offering. The sale by PFL or others of a substantial number of shares of our common stock after this offering, or a perception that such sales could occur, could significantly reduce the market price of our common stock. Subject to the lock-up agreements discussed below, we are not restricted from issuing additional common stock, including any securities that are convertible into or exchangeable for, or that represent the right to receive, common stock or any substantially similar securities. The perception of a potential sell-down by PFL could depress the market price of our common stock and make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

Upon the closing of this offering, except as otherwise described herein, all shares of common stock that are being offered hereby will be freely tradable without restriction, assuming they are not held by our “affiliates,” as that term is defined in Rule 144 under the Securities Act. In addition, we intend to grant registration rights to PFL, pursuant to which PFL will have the right to demand that we register common stock held by PFL under the Securities Act as well as the right to demand that we include any such common stock in any registration statement that we file with the SEC, subject to certain exceptions. See “Shares Eligible for Future Sale—Registration Rights.” Any common stock registered pursuant to the registration rights agreement described in “Certain Relationships and Related Party Transactions” will be freely tradable in the public market, subject to applicable lock-up periods, if any. In addition, in connection with this offering, we, our directors and our executive officers and PFL have each agreed, subject to certain exceptions, to be subject to a 180-day lock-up restriction. See “Shares Eligible for Future Sale—Lock-up Agreements.” Credit Suisse Securities (USA) LLC and                  may waive these restrictions at their discretion. The market price of our common stock may decline significantly when this lock-up restriction lapses.

Investors purchasing common stock in this offering will experience immediate and substantial dilution as a result of this offering and any future equity issuances.

The initial public offering price of our common stock is substantially higher than the pro forma net tangible book value per share of our common stock. Dilution is the difference between the initial public offering price per share of common stock and the pro forma net tangible book value per share of common stock after this offering. If you purchase shares of common stock in this offering, you will incur immediate and substantial dilution in the amount of $         per share of common stock. In addition, if we issue additional equity securities in the future, including to our employees and directors under our equity incentive plan, investors purchasing shares of common stock in this offering will experience additional dilution. See “Dilution.”

Anti-takeover provisions in our charter documents and under Delaware law could make an acquisition of our company more difficult, limit attempts by our stockholders to replace or remove our current management and limit the market price of our common stock.

Provisions in our amended and restated certificate of incorporation and bylaws, as will be amended and restated prior to the closing of this offering, may have the effect of delaying or preventing a change of control or changes in our management. Our amended and restated certificate of incorporation and bylaws will include provisions that:

•	provide for a staggered board;

•

require at least 66 2/3% of the votes that all of our stockholders would be entitled to cast in an annual election of directors in order to amend our amended and restated certificate of incorporation and bylaws after the date on which PFL and all other entities beneficially owned by Mr. Graeme Richard Hart or his estate, heirs, executor, administrator or other personal representative, or any of his immediate family members or any trust, fund or other entity which is controlled by his estate, heirs, any of his immediate family members or any of their respective affiliates (PFL and all of the foregoing, collectively, the “Hart

Confidential Treatment Requested by Pactiv Evergreen Inc.

Pursuant to 17 C.F.R. Section 200.83

Entities”) and any other transferee of all of the outstanding shares of common stock held at any time by the Hart Entities which are transferred other than pursuant to a widely distributed public sale (“Permitted Assigns”) beneficially own less than 50% of the outstanding shares of our common stock;

•

eliminate the ability of our stockholders to call special meetings of stockholders after the date on which the Hart Entities or Permitted Assigns beneficially own less than 50% of the outstanding shares of our common stock;

•

prohibit stockholder action by written consent, instead requiring stockholder actions to be taken solely at a duly convened meeting of our stockholders, after the date on which the Hart Entities or Permitted Assigns beneficially own less than 50% of the outstanding shares of our common stock;

•

permit our board of directors, without further action by our stockholders, to fix the rights, preferences, privileges and restrictions of preferred stock, the rights of which may be greater than the rights of our common stock;

•	restrict the forum for certain litigation against us to Delaware; and

•	establish advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted upon by stockholders at annual stockholder meetings.

These provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors, which is responsible for appointing the members of our management. As a result, these provisions may adversely affect the market price and market for our common stock if they are viewed as limiting the liquidity of our stock. These provisions may also make it more difficult for a third party to acquire us in the future, and, as a result, our stockholders may be limited in their ability to obtain a premium for their shares of common stock. See “Description of Capital Stock.”

Furthermore, in connection with this offering, we will enter into a stockholders agreement with PFL. The stockholders agreement will provide PFL with the right to nominate a certain number of directors to our board of directors so long as the Hart Entities beneficially own at least 10% of the outstanding shares of our common stock. See “Certain Relationships and Related Party Transactions—Stockholders Agreement.”

Our amended and restated certificate of incorporation will provide that the Court of Chancery of the State of Delaware will be the exclusive forum for substantially all disputes between us and our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Our amended and restated certificate of incorporation will provide that the Court of Chancery of the State of Delaware is the exclusive forum for any derivative action or proceeding brought on our behalf; any action asserting a breach of fiduciary duty; any action asserting a claim against us arising pursuant to the Delaware General Corporation Law, our amended and restated certificate of incorporation or our bylaws; or any action asserting a claim against us that is governed by the internal affairs doctrine. Notwithstanding the foregoing, the exclusive forum provision will not apply to any claim to enforce any liability or duty created by the Securities and Exchange Act of 1934 (“Exchange Act”) or the Securities Act and for which the federal courts have exclusive jurisdiction. In addition, our amended and restated certificate of incorporation will also provide that unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act or the federal forum provision.

The choice of forum provision and federal forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits against us and our directors, officers and other employees. Alternatively, if a court

Confidential Treatment Requested by Pactiv Evergreen Inc.

Pursuant to 17 C.F.R. Section 200.83

were to find the choice of forum provision contained in our amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could materially and adversely affect our business, financial condition and results of operations. In addition, while the Delaware Supreme Court ruled in March 2020 that federal forum selection provisions purporting to require claims under the Securities Act be brought in federal court were “facially valid” under Delaware law, there is uncertainty as to whether other courts will enforce our federal forum provision. If the federal forum provision is found to be unenforceable, we may incur additional costs associated with resolving such matters. The federal forum provision may also impose additional litigation costs on stockholders who assert the provision is not enforceable or invalid.

Transformation into a listed public company will increase our costs and may disrupt the regular operations of our business.

Since 2006, we have operated as a privately owned company and we expect to incur additional legal, regulatory, finance, accounting, investor relations and other administrative expenses as a result of having publicly traded common stock. While we are currently in compliance with portions of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), including Sections 302 and 906 as it relates to our preparation of historical financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), we will be required under the Sarbanes-Oxley Act, as well as rules adopted by the SEC and                , to implement specified corporate governance practices that currently do not apply to us as a voluntary filer.

We are currently a voluntary filer and not subject to the periodic reporting requirements of the SEC. Historically, we have prepared and filed financial statements in accordance with IFRS to fulfil reporting requirements for certain of our borrowings. Upon the closing of this offering, we will become obligated to file with the SEC annual and quarterly information and other reports. We will also be required to ensure that we have the ability to prepare financial statements, in accordance with GAAP, on a timely basis that fully comply with all SEC reporting requirements and maintain effective internal controls over financial reporting.

The additional demands associated with being a public company may disrupt regular operations of our business by diverting the attention of some of our senior management team away from revenue producing activities to management and administrative oversight, adversely affecting our ability to attract and complete business opportunities and increasing the difficulty in both retaining professionals and managing and growing our businesses. Additionally, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance. We may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. In addition, failure to comply with any laws or regulations applicable to us as a public company may result in legal proceedings and/or regulatory investigations, and may cause reputational damage. Any of these effects could harm our business, financial condition and results of operations.

Failure to maintain effective internal controls over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act could have a material adverse effect on our business and reputation.

We are currently a voluntary filer that has historically prepared our financial statements in accordance with IFRS as issued by the IASB. We are currently in compliance with portions of the Sarbanes-Oxley Act, including Sections 302 and 906 as it relates to our historical financial reports, however, as a voluntary filer, our independent registered public accounting firm has not audited our assessment of the effectiveness of internal controls over financial reporting.

Upon completion of this offering, we will be required to comply with all of the SEC’s rules, including the requirements of Section 404 of the Sarbanes-Oxley Act which will require our independent registered public accounting firm to audit our assessment of the effectiveness of internal controls over financial reporting.

Confidential Treatment Requested by Pactiv Evergreen Inc.

Pursuant to 17 C.F.R. Section 200.83

If we are not able to meet all of the requirements of Section 404 of the Sarbanes-Oxley Act with adequate compliance, our independent registered public accounting firm may issue an adverse opinion due to ineffective internal controls over financial reporting, and we may be subject to sanctions or investigation by regulatory authorities, such as the SEC. Moreover, any material weakness or other deficiencies in our internal control over financial reporting may impede our ability to file timely and accurate reports with the SEC. Any of the above could cause a negative reaction in the financial markets due to a loss of confidence in the reliability of our financial statements. In addition, we may be required to incur costs in improving our internal control system and the hiring of additional personnel. Any such action could negatively affect our results of operations and cash flows.

We intend to pay regular dividends on our common stock, but our ability to do so may be limited.

Following the closing of this offering, we intend to pay cash dividends on our common stock on a quarterly basis, subject to the discretion of our board of directors and our compliance with applicable law, and depending on our results of operations, capital requirements, financial condition, business prospects, contractual restrictions, restrictions imposed by applicable laws and other factors that our board of directors deems relevant. See “Dividend Policy.”

Our ability to pay dividends may also be restricted by the terms of our existing debt agreements, or any future debt or preferred equity securities. Our dividend policy entails certain risks and limitations, particularly with respect to our liquidity. By paying cash dividends rather than investing that cash in our business or repaying any outstanding debt, we risk, among other things, slowing the expansion of our business, having insufficient cash to fund our operations or make capital expenditures or limiting our ability to incur borrowings. Our board of directors will periodically review the cash generated from our business and the capital expenditures required to finance our growth plans and determine whether to modify the amount of regular dividends and/or declare any periodic special dividends. There can be no assurance that our board of directors will not reduce the amount of regular cash dividends or cause us to cease paying dividends altogether.

Risks Relating to Our Relationships with PFL, RCPI, GPC and Rank

PFL controls the direction of our business and PFL’s concentrated ownership of our common stock will prevent you and other stockholders from influencing significant decisions.

Upon the closing of this offering, PFL will own, and control the voting power of, approximately         % of our outstanding shares of common stock (or approximately         % if the underwriters’ option to purchase additional shares of common stock is exercised in full). As long as PFL continues to control a majority of the voting power of our outstanding common stock, it will generally be able to determine the outcome of all corporate actions requiring stockholder approval, including the election and removal of directors.

PFL and its affiliates engage in a broad spectrum of activities. In the ordinary course of their business activities, PFL and its affiliates may engage in activities where their interests may not be the same as, or may conflict with, the interests of our other stockholders. Investors in this offering will not be able to affect the outcome of any stockholder vote while PFL controls the majority of the voting power of our outstanding common stock. As a result, PFL will be able to control, directly or indirectly and subject to applicable law, the composition of our board of directors, which in turn will be able to control all matters affecting us, including, among others:

•	any determination with respect to our business direction and policies, including the appointment and removal of officers and directors;

•	the adoption of amendments to our amended and restated certificate of incorporation;

•	any determinations with respect to mergers, business combinations or disposition of assets;

Confidential Treatment Requested by Pactiv Evergreen Inc.

Pursuant to 17 C.F.R. Section 200.83

•	compensation and benefit programs and other human resources policy decisions;

•	the payment of dividends on our common stock; and

•	determinations with respect to tax matters.

In addition, the concentration of PFL’s ownership could also discourage others from making tender offers, which could prevent stockholders from receiving a premium for their common stock.

Because PFL’s interests may differ from ours or from those of our other stockholders, actions that PFL takes with respect to us, as our controlling stockholder, may not be favorable to us or our other stockholders, including holders of our common stock.

We have entered, and may continue to enter, into certain related party transactions. There can be no assurance that we could not have achieved more favorable terms if such transactions had not been entered into with related parties, or that we will be able to maintain existing terms in the future.

In connection with the distributions of our interests in RCPI and in GPC to our shareholder, PFL, we have entered into various transactions with related parties including, among others:

•	five-year supply agreements under which we sell certain products (primarily tableware) to RCPI, and purchase certain products (primarily aluminum foil containers and roll foil) from RCPI;

•	a warehousing and freight services agreement pursuant to which we provide certain logistics services to RCPI;

•	a lease of part of our corporate headquarters in Lake Forest, Illinois and another lease for part of our facility in Canandaigua, New York to RCPI;

•	a tax matters agreement with each of RCPI and GPC;

•

a transition services agreement pursuant to which we will continue to provide certain administrative services to RCPI, including information technology service; accounting, treasury, financial reporting and transaction support; human resources; procurement; tax, legal and compliance related services; and other corporate services, and we will receive certain services from RCPI, including human resources; compliance; and procurement, in each case for up to 24 months from February 2020;

•	a transition services agreement with GPC pursuant to which we will, upon GPC’s request, provide certain administrative services to GPC for up to 24 months; and

•	a transition services agreement with Rank pursuant to which Rank will, upon our request, provide certain administrative and support services to us for up to 12 months.

While we believe that all such transactions have been negotiated on an arm’s length basis and contain commercially reasonable terms, we may have been able to achieve more favorable terms had such transactions been entered into with unrelated parties. In addition, while goods and services are being provided to us by related parties, our operational flexibility to modify or implement changes with respect to such goods or services or the amounts we pay or receive for them may be limited.

Potential conflicts of interest or disputes may arise between us and RCPI or GPC in connection with these related party agreements, or relating to our past or future relationships in several areas including tax, employee benefits, intellectual property rights, indemnification and other matters. Furthermore, conflicts of interest may arise in connection with business opportunities that may be attractive to us and RCPI or GPC. In the event of a dispute under any of these related party agreements, RCPI’s and GPC’s interests may not align with ours and the resolution of any such disputes may be adverse to us, or less favorable to us than we might achieve if we were not dealing with a related party, and our ability to enforce our contractual rights may be limited.

Confidential Treatment Requested by Pactiv Evergreen Inc.

Pursuant to 17 C.F.R. Section 200.83

There can be no assurance that such present or any future transactions, and any potential disputes that may arise in connection with them, individually or in the aggregate, will not have an adverse effect on our financial condition and results of operations, or that we could not have achieved more favorable terms if such transactions had not been entered into with related parties.

It is also likely that we may enter into related party transactions in the future. Although material related party transactions that we may enter into will be subject to approval or ratification of a designated committee of our board of directors (which will initially be the audit committee) or other committee designated by our board of directors made up solely of independent directors, there can be no assurance that such transactions, individually or in the aggregate, will not have an adverse effect on our financial condition and results of operations, or that we could not have achieved more favorable terms if such transactions had not been entered into with related parties.

The related party transactions we have entered into, which are described in this prospectus, are of varying durations and may be amended upon agreement of the parties. PFL will have the ability to determine the outcome of matters requiring stockholder approval, cause or prevent a change of control, and change the composition of our board of directors. For so long as we are controlled by PFL, we may be unable to negotiate renewals or amendments to these agreements, if required, on terms as favorable to us as those we would be able to negotiate with an unaffiliated third party. For additional information, see “Certain Relationships and Related Party Transactions.”

Our ability to operate our business effectively may suffer if we do not establish independent financial, administrative, and other support functions, and we cannot assure you that the transitional services Rank has agreed to provide us will be sufficient for our needs.

Historically, we have relied on financial, administrative and other resources of Rank to assist in operating our business. In conjunction with our anticipated separation from Rank, we intend to establish our own financial, administrative and other support functions or contract with third parties to replace the assistance Rank has provided us. Prior to the closing of this offering, we will enter into an agreement with Rank under which, upon our request, Rank will provide certain administrative and support services to us, such as financial, insurance, IT, tax, human resources, M&A transaction support and legal and corporate secretarial services for up to 12 months. See “Certain Relationships and Related Party Transactions—Transactions to be Entered into in Connection with this Offering” for a description of these services. These services and data access controls may not be sufficient to meet our needs. After our agreement with Rank expires, we may not be able to obtain these services at prices or on terms that are as favorable. Any failure or significant downtime in our own financial, administrative or other support functions or in Rank’s financial, administrative or other support functions during the transitional period could negatively impact our results of operations.

If PFL sells a controlling interest in our company to a third party in a private transaction, you may not realize any change-of-control premium on shares of our common stock and we may become subject to the control of a presently unknown third party.

Upon the closing of this offering, PFL will own, and control the voting power of, approximately     % of our outstanding shares of common stock (or approximately     % if the underwriters’ option to purchase additional shares of common stock is exercised in full). PFL will have the ability, should it choose to do so, to sell some or all of its shares of our common stock in a privately negotiated transaction, which, if sufficient in size, could result in a change of control of our company.

The ability of PFL to privately sell its shares of our common stock, with no requirement for a concurrent offer to be made to acquire all of the shares of our common stock that will be publicly traded hereafter, could prevent you from realizing any change-of-control premium on your shares of our common stock that may otherwise accrue to PFL on its private sale of our common stock. Additionally, if PFL privately sells its significant equity interest in our company, we may become subject to the control of a presently unknown third

Confidential Treatment Requested by Pactiv Evergreen Inc.

Pursuant to 17 C.F.R. Section 200.83

party. Such third party may have conflicts of interest with those of other stockholders. In addition, if PFL sells a controlling interest in our company to a third party, our liquidity could be impaired, our outstanding indebtedness may be subject to acceleration and our commercial agreements and relationships could be impacted, all of which may adversely affect our ability to run our business as described herein and may have a material adverse effect on our results of operations and financial condition.

We will be a “controlled company” within the meaning of the rules of                  and, as a result, will qualify for, and intend to rely on, exemptions from certain corporate governance requirements. You will not have the same protections afforded to stockholders of companies that are subject to such requirements.

Upon the closing of this offering, PFL will continue to control a majority of the voting power of our outstanding common stock. As a result, we will be a “controlled company” within the meaning of the corporate governance standards of                  . Under these rules, a listed company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including:

•	the requirement that a majority of the board of directors consist of independent directors;

•	the requirement that our compensation, nominating and corporate governance committee be composed entirely of independent directors; and

•	the requirement for an annual performance evaluation of our compensation, nominating and corporate governance committee.

While PFL controls a majority of the voting power of our outstanding common stock, we intend to rely on these exemptions and, as a result, will not have a majority of independent directors on our board of directors or a compensation, nominating and corporate governance committee consisting entirely of independent directors. Upon the closing of this offering, we expect that three of our five directors will not qualify as “independent directors” under the applicable rules of                  . Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of                 .

We may be liable for significant taxes if the distributions of RCPI or of GPC to PFL are determined to be taxable transactions.

In February 2020, prior to the initial public offering of shares of common stock of RCPI, we effected certain distributions to transfer the interests of RCPI to PFL in a manner that was intended to qualify as tax-free to PFL, us, and Reynolds Group Holdings Inc. (“RGHI”) under Sections 368(a)(1)(D) and 355 of the Internal Revenue Code of 1986, as amended (the “Code”). In addition, on                  , 2020, in advance of this offering, we effected certain distributions to transfer the interests of GPC to PFL in a manner that was intended to qualify as tax-free to PFL, us and RGHI under Section 355 of the Code.

We have received tax opinions as to the tax treatment of each of the RCPI and GPC distributions. These tax opinions relied on certain facts, assumptions, representations and undertakings from Mr. Hart, RCPI or GPC, as applicable, and us regarding the past and future conduct of PTVE’s, and RCPI’s or GPC’s, as applicable, respective businesses and other matters. If any of these facts, assumptions, representations or undertakings is incorrect or not satisfied, we may not be able to rely on the tax opinions and could be subject to significant tax liabilities with respect to the RCPI or GPC distributions. Notwithstanding the tax opinions, the Internal Revenue Service (the “IRS”) could determine on audit that the RCPI or GPC distributions are taxable if it determines that any of the facts, assumptions, representations or undertakings are not correct or have been violated or if it disagrees with the conclusions in the opinions, or for other reasons, including as a result of certain significant changes in the stock ownership of PTVE, RCPI or GPC, as applicable, or RGHI. If the RCPI or GPC distributions are determined to be taxable for U.S. federal income tax purposes, we could be liable for significant U.S. federal (or state) income tax liabilities.

Confidential Treatment Requested by Pactiv Evergreen Inc.

Pursuant to 17 C.F.R. Section 200.83

We entered into a Tax Matters Agreement with RCPI in connection with the RCPI distribution (the “RCPI Tax Matters Agreement”) and with GPC in connection with the GPC distribution (the “GPC Tax Matters Agreement” and, together with the RCPI Tax Matters Agreement, the “Tax Matters Agreements”). Under the Tax Matters Agreements, RCPI or GPC, as applicable, will generally be required to indemnify us against taxes incurred with respect to the RCPI distribution or the GPC distribution, respectively, that arise as a result of, among other things, (i) a breach of any representation made under the Tax Matters Agreements, including those provided in connection with an opinion of tax counsel, or (ii) RCPI or GPC, as applicable, taking or failing to take, as the case may be, certain actions, in each case that result in the distributions failing to meet the requirements for tax-free treatment under the Code. In the event that RCPI or GPC fails to indemnify us in accordance with the Tax Matters Agreements, we would bear such tax liability.

In order to preserve the tax-free treatment of the RCPI and the GPC distributions, our ability to engage in certain corporate transactions for a two-year period after the distributions will be limited.

To preserve the tax-free treatment for U.S. federal income tax purposes of the RCPI and the GPC distributions, we will be limited in our ability to enter into acquisition, merger, liquidation, sale and stock redemption transactions with respect to our stock for the two-year period following each of these distributions. While we are under no contractual obligations, effecting certain such transactions could violate the representations and undertakings we made in connection with the opinions of tax counsel and could result in significant tax liabilities to us. These limitations may restrict our ability to pursue certain strategic transactions or other transactions that would otherwise be in our best interest or that might increase the value of our business. We will not be limited in our ability to acquire other businesses for cash consideration.

RCPI and GPC may compete with us, and their competitive positions in certain markets may constrain our ability to build and maintain partnerships.

We may face competition from a variety of sources, including RCPI and GPC, today and in the future. For example, while we do have supply agreements in place with RCPI, each of RCPI and GPC may still compete with us in certain products and/or in certain channels. In addition, while RCPI and GPC do not currently manufacture or sell products that compete with our products in the channels in which we sell our products, they each may do so in the future, including as a result of acquiring a company that manufactures products which compete with ours. RCPI and GPC may have acquired know-how from their previous affiliation with our business, which could give them significant competitive advantages should they decide to engage in the type of business we conduct, which may materially and adversely affect our business, financial condition and results of operations. Although RCPI has historically sold the products (primarily tableware and cups) that it purchases from us in the retail channel, and we sell such products in the foodservice business-to-business channel, after the termination of the supply agreement with RCPI, it could seek to sell such products in the foodservice channel or otherwise compete with us. As our customer, RCPI has information about products, including pricing, and, as one of our former operating segments, GPC has knowledge of our business that could provide RCPI and GPC with competitive advantages.

In addition, we may partner with companies that compete with RCPI and GPC in certain markets. Our prior affiliation with RCPI and GPC may affect our ability to effectively partner with these companies. These companies may favor our competitors because of our relationships with RCPI and GPC.

Mr. Hart may have conflicts of interest with the holders of our shares of common stock or us in the future.

Upon the closing of this offering, Mr. Hart will indirectly own and control a majority of the outstanding shares of our common stock, and the actions he is able to undertake as our controlling shareholder may differ from or adversely affect the interests of our other shareholders. Pursuant to the stockholders agreement to be entered into upon the closing of this offering, Mr. Hart has the power to nominate a majority of the directors to our board of directors for so long as the Hart Entities beneficially own more than 40% of our common stock,

Confidential Treatment Requested by Pactiv Evergreen Inc.

Pursuant to 17 C.F.R. Section 200.83

enabling Mr. Hart to control our legal and capital structure and operations, subject to applicable law. The stockholders agreement also provides that so long as PFL holds over 5% of the Company’s shares, Mr. Hart will be entitled to receive access to certain of the Company’s information and also to routinely consult and advise senior management with respect to the Company’s business and financial matters, with the Company agreeing to give consideration to Mr. Hart’s advice and proposals. Additionally, Mr. Hart is in the business of making investments in companies and may from time to time acquire and hold interests in businesses that compete, directly or indirectly, with us. Mr. Hart may also pursue acquisition opportunities that may be complementary to our business and, as a result, those acquisition opportunities may not be available to us.

Conflicts of interest may arise because certain of our directors will hold a management or board position with PFL or other affiliated entities.

One of our directors is also a director of PFL and two of our directors are also directors of other entities affiliated with Mr. Hart. The interests of these directors in PFL and other entities affiliated with Mr. Hart and us could create, or appear to create, conflicts of interest with respect to decisions involving both us and PFL and other entities affiliated with Mr. Hart that could have different implications for PFL and other entities affiliated with Mr. Hart and us. These decisions could, for example, relate to:

•	disagreement over corporate opportunities;

•	competition between us, PFL and other Hart-affiliated entities;

•	employee retention or recruiting;

•	our dividend policy; and

•	the services and arrangements from which we benefit as a result of our relationships with PFL and other entities affiliated with Mr. Hart.

Conflicts of interest could also arise if we enter into any new agreements with PFL and other entities affiliated with Mr. Hart in the future, or if PFL and other entities affiliated with Mr. Hart decide to compete with us in any of our product categories. The presence of directors or officers of entities affiliated with PFL and other entities affiliated with Mr. Hart on our board of directors could create, or appear to create, conflicts of interest and conflicts in allocating their time with respect to matters involving both us and any one of them, or involving us and PFL and other entities affiliated with Mr. Hart, that could have different implications for any of these entities than they do for us. Provisions of our amended and restated certificate of incorporation and bylaws that will be in effect prior to the closing of this offering address corporate opportunities that are presented to our directors who are also directors or officers of PFL and other entities affiliated with Mr. Hart and certain of their subsidiaries. See “Description of Capital Stock.” We cannot assure you that our amended and restated certificate of incorporation will adequately address potential conflicts of interest or that potential conflicts of interest will be resolved in our favor or that we will be able to take advantage of corporate opportunities presented to individuals who are directors of both us and PFL and other entities affiliated with Mr. Hart. As a result, we may be precluded from pursuing certain advantageous transactions or growth initiatives.

Confidential Treatment Requested by Pactiv Evergreen Inc.

Pursuant to 17 C.F.R. Section 200.83

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

We have made statements under the captions “Prospectus Summary,” “Risk Factors,” “Unaudited Pro Forma Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business,” and in other sections of this prospectus that are forward-looking statements. In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” or “continue,” the negative of these terms and other comparable terminology. These forward-looking statements, which are subject to risks, uncertainties and assumptions about us, may include projections of our future financial performance, our anticipated growth strategies and anticipated trends in our business. These statements are only predictions based on our current expectations and projections about future events. There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements, including those factors discussed under the caption entitled “Risk Factors.” You should specifically consider the numerous risks outlined under “Risk Factors.” These risks include, among others, those related to:

•	future costs of raw materials, energy and freight, including the impact of tariffs, trade sanctions and similar matters;

•	competition in the markets in which we operate;

•	changes in consumer lifestyle, eating habits, nutritional preferences and health-related and environmental and sustainability concerns;

•	failure to maintain satisfactory relationships with our major customers;

•	the impact of a loss of any of our key manufacturing facilities;

•	the uncertain economic, operational and financial impacts of the COVID-19 pandemic;

•	compliance with, and liabilities related to, environmental, health and safety laws, regulations and permits;

•	impact of government regulations and judicial decisions affecting products we produce or the products contained in the products we produce;

•	our dependence on suppliers of raw materials and any interruption to our supply of raw materials;

•	our ability to realize the benefits of our capital investment, restructuring and other cost savings programs; and

•	seasonality and cyclicality.

Although we believe the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, level of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements. We are under no duty to update any of these forward-looking statements after the date of this prospectus to conform our prior statements to actual results or revised expectations.

Confidential Treatment Requested by Pactiv Evergreen Inc.

Pursuant to 17 C.F.R. Section 200.83

USE OF PROCEEDS

We estimate that the net proceeds to us from this offering will be approximately $         million, or approximately $         million if the underwriters exercise their option to purchase additional shares in full, assuming an initial public offering price at the midpoint of the range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses.

Each $1.00 increase (decrease) in the assumed initial public offering price would increase (decrease) the net proceeds to us from this offering by approximately $         million, assuming that the number of shares of common stock offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of 1,000,000 shares in the number of shares of common stock offered by us would increase (decrease) the net proceeds to us from this offering by approximately $         million, assuming the assumed initial public offering price of $         per share remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We currently intend to use the net proceeds we receive, including any from the underwriters exercising their option to purchase additional shares of common stock, to repay certain indebtedness, consisting of our                  , and for general corporate purposes. We may also use a portion of the net proceeds we receive from this offering for acquisitions or other strategic investments, although we do not currently have any plans to do so.

Confidential Treatment Requested by Pactiv Evergreen Inc.

Pursuant to 17 C.F.R. Section 200.83

DIVIDEND POLICY

Following the closing of this offering and subject to legally available funds, we intend to pay quarterly cash dividends on our common stock. For fiscal year 2021, we expect to pay a quarterly cash dividend of $         per share. However, we expect the initial dividend for the quarter ending on                 , 2020 to be a prorated cash dividend for the period beginning on the first day of trading of our common stock on                 and ending on the last day of that period. We expect this initial dividend to be approximately $         per share. This initial dividend is expected to be paid in, 2020. Thereafter, the quarterly dividend will be paid subsequent to the close of each fiscal quarter.

Any declaration and payment of future dividends to holders of our common stock will be at the discretion of our board of directors and will depend on many factors, including general and economic conditions, our financial condition and operating results, our available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax and regulatory restrictions, including restrictive covenants contained in our financing agreements, and such other factors as our board of directors may deem relevant. See “Risk Factors—Risks Relating to Our Common Stock and this Offering—We intend to pay regular dividends on our common stock, but our ability to do so may be limited.”

Under Delaware law, dividends may be payable only out of surplus, which is calculated as our net assets less our liabilities and our capital, or, if we have no surplus, out of our net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year.

Confidential Treatment Requested by Pactiv Evergreen Inc.

Pursuant to 17 C.F.R. Section 200.83

CAPITALIZATION

The following table sets forth our cash, cash equivalents and capitalization as of June 30, 2020:

•	on an actual basis; and

•	on a pro forma basis to reflect:

•	the consummation of the GPC Separation;

•	the consummation of the Corporate Reorganization;

•

the sale by us of                  shares of common stock in this offering, at an assumed initial public offering price of $         per share, the midpoint of the range set forth on the cover page of this prospectus, representing the receipt of $         million in net proceeds after deducting the underwriting discount and the estimated offering expenses payable by us, as well as the application of such net proceeds as described in “Use of Proceeds”; and

•	the issuance of the IPO Grants and payment of certain one-time cash settled transaction bonuses.

The pro forma information set forth in the table below is illustrative only and will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. This table should be read in conjunction with “Use of Proceeds,” “Selected Historical Consolidated Financial Data,” “Unaudited Pro Forma Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our annual and interim consolidated financial statements and notes thereto included elsewhere in this prospectus.

June 30, 2020 (In millions except share and per share data)
	Actual	Pro forma
Cash and cash equivalents(1)	$	$

Debt, including current and long-term:
Securitization Facility	$	$
Credit Agreement
Notes:
Floating Rate Senior Secured Notes due 2021
5.125% Senior Secured Notes due 2023
7.000% Senior Notes due 2024
Pactiv Debentures:
7.950% Debentures due 2025
8.375% Debentures due 2027
Other

Total debt	$	$

Equity:
Common stock (Historical: shares issued and outstanding with no par value; Pro forma: $0.001 par value per share, shares authorized, shares issued and outstanding)
Additional paid in capital
Accumulated other comprehensive loss
Retained earnings

Total equity(1)	$	$

Total capitalization	$	$

Confidential Treatment Requested by Pactiv Evergreen Inc.

Pursuant to 17 C.F.R. Section 200.83

(1)

As described in “Use of Proceeds,” we intend to use the net proceeds from this offering to repay certain indebtedness and for general corporate purposes. We may also use a portion of the net proceeds we receive from this offering for acquisitions or other strategic investments, although we do not currently have any plans to do so. A $1.00 increase (decrease) in the assumed initial public offering price of $         per share of common stock, the midpoint of the estimated price range set forth on the cover page of this prospectus, would increase (decrease) each of cash and cash equivalents, additional paid in capital, total equity and total capitalization by approximately $         million, assuming that the number of shares of common stock offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of 1,000,000 shares in the number of shares of common stock offered by us would increase (decrease) each of cash and cash equivalents, additional paid in capital, total equity and total capitalization by approximately $         million, assuming the assumed initial public offering price of $         per share remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Confidential Treatment Requested by Pactiv Evergreen Inc.

Pursuant to 17 C.F.R. Section 200.83

DILUTION

If you invest in shares of our common stock, your investment will be immediately diluted to the extent of the difference between the initial public offering price per share of common stock and the pro forma net tangible book value per share of common stock after this offering. Dilution results from the fact that the per share offering price of the shares of common stock is substantially in excess of the pro forma net tangible book value (deficit) per share after this offering.

Our net tangible book value (deficit) as of June 30, 2020 was $         million or $         per share of common stock after giving pro forma effect to the GPC Separation and the Corporate Reorganization. Net tangible book value (deficit) represents total tangible assets less total liabilities. Tangible assets represent total assets excluding goodwill and other intangible assets. Net tangible book value (deficit) per share represents net tangible book value (deficit) divided by the aggregate number of shares of common stock outstanding immediately prior to this offering (after giving pro forma effect to the GPC Separation and the Corporate Reorganization).

After giving further effect to the sale by us of the shares of our common stock in this offering, at an assumed initial public offering price of $         per share, the midpoint of the range set forth on the cover page of this prospectus, and the receipt and application of the net proceeds, our pro forma net tangible book value (deficit) as of June 30, 2020 would have been $         million or $         per share. This represents an immediate increase in pro forma net tangible book value (deficit) to the existing stockholder of $         per share and an immediate dilution to new investors of $         per share. Dilution per share represents the difference between the price per share to be paid by new investors for the shares of our common stock sold in this offering and the pro forma net tangible book value (deficit) per share immediately after this offering. The following table illustrates this per share dilution:

Assumed initial public offering price	$
Pro forma net tangible book value (deficit) per share as of June 30, 2020 (after giving effect to the GPC Separation and the Corporate Reorganization)	$
Increase in pro forma net tangible book value (deficit) per share attributable to the existing stockholder

Pro forma net tangible book value (deficit) per share after offering

Dilution per share to new investors	$

The following table sets forth, on a pro forma basis, as of June 30, 2020, the number of shares of our common stock purchased from us, the total consideration paid, or to be paid, and the average price per share paid, or to be paid, by the existing stockholder and by the new investors, at an assumed initial public offering price of $         per share, the midpoint of the range set forth on the cover page of this prospectus, before deducting estimated underwriting discounts and commissions and offering expenses payable by us:

	Shares Purchased			Total Consideration			Average Price Per Share
	Number	Percent		Amount	Percent
Existing stockholder			%	$		%	$
New investors			%			%
Total			%	$		%	$

The foregoing tables assume no exercise of the underwriters’ option to purchase additional shares of common stock.

Confidential Treatment Requested by Pactiv Evergreen Inc.

Pursuant to 17 C.F.R. Section 200.83

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

The following table presents our selected historical consolidated financial data. The consolidated statement of income data and summary cash flow data for each of the years ended December 31, 2019, 2018 and 2017, and the consolidated balance sheet data as of December 31, 2019 and 2018, are derived from our annual consolidated financial statements included elsewhere in this prospectus. The unaudited consolidated statement of income data and summary cash flow data for the years ended December 31, 2016 and 2015, and the unaudited consolidated balance sheet data as of December 31, 2017, 2016 and 2015, are derived from our financial records which are not included in this prospectus. The unaudited consolidated financial data as of December 31, 2017, 2016 and 2015 and for the years ended December 31, 2016 and 2015 was prepared on the same basis as our consolidated financial statements, except as described in the footnotes to the table.

The unaudited consolidated statement of income data and summary cash flow data for the six months ended June 30, 2020 and 2019, and the unaudited consolidated balance sheet data as of June 30, 2020, have been derived from our interim condensed consolidated financial statements included elsewhere in this prospectus.

The interim condensed consolidated financial statements as of June 30, 2020 and for the six months ended June 30, 2020 and 2019 were prepared on the same basis as our annual consolidated financial statements. In our opinion, such financial statements include all normal and recurring adjustments considered necessary for a fair statement of the financial information set forth in those statements.

The GPC Group is included in our selected historical consolidated financial data presented below. Following the GPC Separation, which occurred prior to this offering on                     , 2020, the GPC Group no longer operates as one of our reportable segments and the results of the GPC Group for the periods prior to the GPC Separation will be presented as a discontinued operation in our historical financial statements beginning with the fiscal period that includes the consummation of the GPC Separation.

Confidential Treatment Requested by Pactiv Evergreen Inc.

Pursuant to 17 C.F.R. Section 200.83

Our historical results are not necessarily indicative of our results in any future period. You should read the following selected historical consolidated financial data together with our consolidated annual and interim financial statements and the related notes included elsewhere in this prospectus and the “Capitalization,” “Unaudited Pro Forma Consolidated Financial Data,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of this prospectus.

	Six months ended June 30,		Year ended December 31,
	2020	2019	2019	2018	2017	2016	2015
	(In millions, except per share amounts)
Statement of Income Data:
Net revenues(1),(2),(3)	$	$	$7,115	$7,395	$7,439	$7,601	$8,163
Cost of sales(3)			(5,999)	(6,282)	(6,086)	(6,176)	(6,725)

Gross profit			1,116	1,113	1,353	1,425	1,438
Selling, general and administrative expenses			(639)	(565)	(599)	(700)	(614)
Goodwill impairment charges(4)			(16)	(138)	—	—	—
Restructuring, asset impairment and other related charges(5)			(96)	(53)	(101)	(83)	(19)
Other expense, net(6)			(34)	(33)	(38)	(25)	(31)

Operating income from continuing operations			331	324	615	617	774
Non-operating income (expense), net			(13)	41	(10)	(7)	5
Interest expense, net			(432)	(412)	(484)	(870)	(1,153)

(Loss) income from continuing operations before tax			(114)	(47)	121	(260)	(374)
Income tax (expense) benefit			(54)	16	218	76	28

Net (loss) income from continuing operations	$	$	$(168)	$(31)	$339	$(184)	$(346)

Basic and diluted earnings (loss) per share from continuing operations	$	$	$(4.68)	$(0.92)	$9.44	$(5.18)	$(9.72)
Adjusted EBITDA from continuing operations (non-GAAP)(7)	$	$	$1,038	$1,091	$1,294	$1,339	$1,327
Balance Sheet Data (as of end of period):
Accounts receivable, net	$	$	$666	$699	$722	$655	$728
Inventories			894	896	911	867	886
Total assets(8)			16,175	16,169	16,385	16,708	18,370
Accounts payable			425	483	454	471	423
Long-term debt, including current portion			10,630	10,997	11,339	12,056	13,696
Total equity			2,082	1,785	1,599	826	763

Cash Flow Data:
Net cash provided by (used in):
Operating activities	$	$	$896	$963	$858	$1,007	$892
Investing activities			(4)	(453)	(364)	(165)	3,811
Financing activities			(384)	(360)	(796)	(1,871)	(4,382)

(1)

Our net revenues are derived primarily from sales of our foodservice and food merchandising products and our fresh cartons to third-party customers, primarily in the United States and the rest of North America. Revenues are reported net of estimated sales incentives. Our financial statements also present revenue from the sale of plastic containers for consumer products. This revenue was generated by the GPC Group. We completed the GPC Separation on                , 2020.

Confidential Treatment Requested by Pactiv Evergreen Inc.

Pursuant to 17 C.F.R. Section 200.83

(2)

On January 1, 2018, we adopted ASC 606, using the modified retrospective method for all contracts not completed as of the date of adoption. The adoption resulted in changes in accounting policies and immaterial adjustments to the amounts recognized in the consolidated financial statements, including the cumulative impact to retained earnings at January 1, 2018. See Note 2—Summary of Significant Accounting Policies in our annual consolidated financial statements included elsewhere in this prospectus for an explanation of the impact of the adoption of ASC 606. Results as of and for the year ended December 31, 2018 and periods thereafter are presented under ASC 606, while prior period amounts are not adjusted and continue to be reported under ASC 605, Revenue Recognition, the accounting standard in effect for those periods.

(3)

Effective February 4, 2020, the Group distributed its interest in RCPI to PFL. The RCPI distribution occurred prior to and in connection with the initial public offering of shares of common stock of RCPI, which was completed on February 4, 2020. Following the distribution of RCPI on February 4, 2020, the Group continues to sell to and purchase products from Reynolds Consumer Products in the ordinary course of business. Our Food Merchandising segment continues to sell certain finished products to Reynolds Consumer Products and our Foodservice segment continues to purchase products from them. These transactions arise under agreements that expire on December 31, 2024 but may be renewed between the parties. Effective February 4, 2020 and thereafter, these transactions are related party transactions and are recognized within our net revenues and cost of sales. For further details, refer to Note         —Related Party Transactions in our interim condensed consolidated financial statements included elsewhere in this prospectus. Prior to February 4, 2020, these transactions with Reynolds Consumer Products were intercompany transactions, and are presented in continuing operations with the offsetting activity presented in discontinued operations. Within our consolidated statement of income data, our continuing operations have recognized revenue of $         million and $         million for the six months ended June 30, 2020 and 2019, respectively, and $280 million, $316 million, $302 million, $336 million and $363 million for the years ended December, 2019, 2018, 2017, 2016 and 2015, respectively, from sales to Reynolds Consumer Products. Within our cost of sales, we have recognized purchases of $         million and $         million for the six months ended June 30, 2020 and 2019, respectively, and $149 million, $161 million, $148 million, $143 million and $170 million for the years ended December, 2019, 2018, 2017, 2016 and 2015, respectively.

(4)

Reflects goodwill impairment charges in respect of our closures operations in 2019, including dis-synergies associated with the sale of the North American and Japanese closures businesses in December 2019, and an impairment charge in 2018 in respect of the GPC Group. We completed the GPC Separation on                , 2020.

(5)

Restructuring, asset impairment and other related charges include asset impairment charges of $70 million for the year ended December 31, 2019 related to the remaining closures businesses, as a result of dis-synergies associated with the sale of the North American and Japanese closures businesses in December 2019, and the ongoing rationalization of the manufacturing footprint in the GPC Group. For further information in relation to the impairment expenses, refer to Note 4—Impairment, Restructuring and Other Related Charges in our annual consolidated financial statements and Note         —Impairment, Restructuring and Other Related Charges in our interim condensed consolidated financial statements, each of which is included elsewhere in this prospectus.

(6)

Other expense, net includes related party management fees of $         million and $         million in the six months ended June 30, 2020 and 2019, respectively, and $16 million, $16 million, $17 million, $26 million and $41 million in the years ended December 31, 2019, 2018, 2017, 2016 and 2015, respectively, which are permitted by our financing agreements. For further information, see “Certain Relationships and Related Party Transactions,” and Note 18—Related Party Transactions of our annual consolidated financial statements and Note        —Related Party Transactions of our interim condensed consolidated financial statements, each of which is included elsewhere in this prospectus. Following the closing of this offering, we will no longer be charged a management fee.

Confidential Treatment Requested by Pactiv Evergreen Inc.

Pursuant to 17 C.F.R. Section 200.83

(7)

We define “Adjusted EBITDA” from continuing operations as our net (loss) income from continuing operations calculated in accordance with GAAP, plus the sum of income tax expense, net interest expense, depreciation and amortization and further adjusted to exclude certain items of a significant or unusual nature, including but not limited to related party management fees, unrealized gains or losses on derivatives, gains or losses on the sale of businesses and non-current assets, restructuring, asset impairment and other related charges, operational process engineering-related consultancy costs, non-cash pension income or expense and strategic review and transaction-related costs.

We have included Adjusted EBITDA from continuing operations in this prospectus because it is a key measure used by our management team to evaluate our operating performance, generate future operating plans and make strategic decisions. Accordingly, we believe that Adjusted EBITDA from continuing operations provides useful information to investors and others in understanding and evaluating our operating results in the same manner as our management team and board of directors. In addition, our chief operating decision maker uses Adjusted EBITDA as the segment measure of performance for each of our reportable segments.

The following table presents a reconciliation of net (loss) income from continuing operations, the most directly comparable GAAP financial measure, to Adjusted EBITDA from continuing operations for each of the periods indicated:

	Six months ended June 30,		Year ended December 31,
	2020	2019	2019	2018	2017	2016	2015
	(In millions)
Net (loss) income from continuing operations (GAAP)	$	$	$(168)	$(31)	$339	$(184)	$(346)
Income tax expense (benefit)			54	(16)	(218)	(76)	(28)
Interest expense, net			432	412	484	870	1,153
Depreciation and amortization			516	523	534	555	556
Goodwill impairment charges(a)			16	138	—	—	—
Restructuring, asset impairment and other related charges(b)			96	53	101	83	19
Loss (gain) on sale of businesses and non-current assets(c)			21	31	22	(1)	(1)
Non-cash pension (income) expense(d)			6	(51)	1	64	(11)
Operational process engineering-related consultancy costs(e)			27	14	12	21	18
Related party management fee(f)			16	16	17	26	41
Strategic review and transaction-related costs(g)			7	—	—	—	—
Unrealized (gains) losses on derivatives(h)			(4)	8	3	(8)	(82)
Other			19	(6)	(1)	(11)	8

Adjusted EBITDA from continuing operations (Non-GAAP)	$	$	$1,038	$1,091	$1,294	$1,339	$1,327

(a)

Reflects goodwill impairment charges in respect of our closures operations in 2019, including dis-synergies associated with the sale of the North American and Japanese closures businesses in December 2019, and an impairment charge in 2018 in respect of the GPC Group. We completed the GPC Separation on                , 2020. For further information, refer to Note 4—Impairment, Restructuring and Other Related Charges in our annual consolidated financial statements and Note        —Impairment, Restructuring and Other Related Charges in our interim condensed consolidated financial statements, each of which is included elsewhere in this prospectus.

Confidential Treatment Requested by Pactiv Evergreen Inc.

Pursuant to 17 C.F.R. Section 200.83

(b)

Reflects asset impairment, restructuring and other related charges associated with the remaining closures businesses that are not reported within discontinued operations and the ongoing rationalization of the manufacturing footprint in the GPC Group. For further information, refer to Note 4—Impairment, Restructuring and Other Related Charges in our annual consolidated financial statements and Note        —Impairment, Restructuring and Other Related Charges in our interim condensed consolidated financial statements, each of which is included elsewhere in this prospectus.

(c)

Reflects the loss or gain from the sale of businesses and non-current assets, primarily in our Other segment. For further information, refer to Note 13—Other Expense, Net in our annual consolidated financial statements and Note        —Other Expense, Net in our interim condensed consolidated financial statements, each of which is included elsewhere in this prospectus.

(d)

Reflects the non-cash pension (income) expense related to our RGPP benefit plan. For further information, refer to Note 12—Employee Benefits in our annual consolidated financial statements and Note        —Employee Benefits in our interim condensed consolidated financial statements, each of which is included elsewhere in this prospectus.

(e)	Reflects the costs incurred to evaluate and improve the efficiencies of our manufacturing and distribution operations.
(f)

Reflects the management fee charged by Rank to us. For further information, refer to Note 18—Related Party Transactions in our annual consolidated financial statements and Note        —Related Party Transactions in our interim condensed consolidated financial statements, each of which is included elsewhere in this prospectus. Following the closing of this offering, we will no longer be charged a management fee.

(g)	Reflects costs incurred for strategic reviews of our businesses, as well as costs related to this offering that cannot be offset against the expected proceeds of this offering.
(h)

Reflects the mark-to-market movements in our commodity and foreign exchange derivatives. For further information, refer to Note 11—Financial Instruments in our annual consolidated financial statements and Note        —Financial Instruments in our interim condensed consolidated financial statements, each of which is included elsewhere in this prospectus.

(8)

On January 1, 2019, we adopted ASC 842, using the modified retrospective method without the recasting of comparative periods’ financial information, as permitted by the transition guidance. Results for the six months ended June 30, 2020 and 2019 and as of and for the year ended December 31, 2019 are presented under ASC 842, while prior period amounts are not adjusted and continue to be reported under ASC 840, Leases, the accounting standard in effect for those periods. See Note 2—Summary of Significant Accounting Policies in our annual consolidated financial statements included elsewhere in this prospectus for an explanation of the impact of the adoption of ASC 842.

Confidential Treatment Requested by Pactiv Evergreen Inc.

Pursuant to 17 C.F.R. Section 200.83

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL DATA

The following unaudited pro forma consolidated financial data of the Group consist of unaudited pro forma consolidated statements of income for the six months ended June 30, 2020 and for the years ended December 31, 2019, 2018 and 2017, and an unaudited pro forma consolidated balance sheet as of June 30, 2020. The unaudited pro forma consolidated financial statements and the related notes should be read in conjunction with “Use of Proceeds,” “Capitalization,” “Selected Historical Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Certain Relationships and Related Party Transactions,” and our audited and unaudited consolidated financial statements and the related notes included elsewhere in this prospectus.

The unaudited pro forma consolidated statements of income for the six months ended June 30, 2020 and for the year ended December 31, 2019 give effect to the Pro Forma Transactions (as defined below) as if the Pro Forma Transactions had occurred or had become effective as of January 1, 2019. The unaudited pro forma consolidated balance sheet gives effect to the Pro Forma Transactions as if the Pro Forma Transactions had occurred or had become effective as of June 30, 2020.

Effective February 4, 2020, the Group distributed its interest in RCPI to PFL. The RCPI distribution occurred prior to and in connection with the initial public offering of shares of common stock of RCPI, which was completed on February 4, 2020. As a result, the business comprising RCPI has been presented as a discontinued operation in our consolidated financial statements and the related notes included elsewhere in this prospectus. On                , 2020, we completed the GPC Separation, as described in greater detail below. The GPC Separation was effected on                 , 2020 in order for the GPC Group business to be excluded from the Group prior to the completion of this initial public offering. The results of the GPC Group for the periods prior to the GPC Separation will be presented as a discontinued operation in our consolidated financial statements beginning with the fiscal period that includes the consummation of the GPC Separation. Due to the significance of the GPC Separation, which has not yet been reflected as a discontinued operation in our historical consolidated financial statements that are included elsewhere in this prospectus, we have also presented unaudited pro forma consolidated statements of income for the years ended December 31, 2018 and 2017 to present the GPC Group as a discontinued operation, as if the GPC Separation had occurred on January 1, 2017.

The pro forma adjustments are based upon available information and certain assumptions that we believe are reasonable. The unaudited pro forma consolidated financial statements are for illustrative and informational purposes only and do not purport to represent what our financial position or results of operations would have been if the Pro Forma Transactions had actually occurred as of the dates indicated, nor does it project our financial position at any future date or our results of operations or cash flows for any future period.

The unaudited pro forma consolidated statements of income and balance sheet have been derived from the historical annual consolidated and interim condensed consolidated financial statements included elsewhere in this prospectus. Our unaudited pro forma consolidated financial statements have been prepared to reflect adjustments to our historical consolidated financial statements that are: (1) directly attributable to the Pro Forma Transactions, (2) factually supportable and (3) with respect to the unaudited pro forma consolidated statements of income, expected to have a continuing impact on our results. The unaudited pro forma consolidated statements of income do not include non-recurring items, including, but not limited to,                and costs related to this offering which are unable to be recognized as a reduction to the proceeds from this offering.

The unaudited pro forma consolidated statements of income for the six months ended June 30, 2020 and for the year ended December 31, 2019, and the unaudited pro forma consolidated balance sheet as of June 30, 2020 give effect to the following pro forma transactions (“Pro Forma Transactions”):

•	the GPC Separation, which comprised the following transactions:

•	on , 2020, the repayment of $ million under the Group’s Securitization Facility and the legal release of the GPC Group from its obligations under such facility;

Confidential Treatment Requested by Pactiv Evergreen Inc.

Pursuant to 17 C.F.R. Section 200.83

•

on                , 2020, entry by the GPC Group into the New GPC Credit Facility, the net proceeds of which were used to settle certain related party balances between the GPC Group, on the one hand, and the Group, on the other, and the balance distributed to us;

•

on                , 2020, the execution of the GPC TSA pursuant to which we will, upon GPC’s request, provide certain administrative services to GPC for up to 24 months, which is described in greater detail in “Certain Relationships and Related Party Transactions;”

•	on , 2020, the distribution of all of the shares in GPC to PFL in consideration for the buy-back of of our outstanding shares which were canceled upon completion of the buy-back; and

•	on , 2020, the legal release of the GPC Group from the Credit Agreement, and the legal release of the GPC Group from the guarantees of all the notes issued by subsidiaries of the Company;

•	the Corporate Reorganization, which comprises the following transactions:

•	the conversion into a corporation incorporated in the state of Delaware;

•

the execution of the Rank TSA pursuant to which Rank will, upon our request, provide certain administrative and support services to us for up to 12 months, which is described in greater detail in “Certain Relationships and Related Party Transactions;”

•	the settlement of certain related party balances with Rank and other affiliated entities;

•	the repayment in full of the $ million outstanding under the Securitization Facility and termination of such facility; and

•	the consummation of the Stock Split;

•

the sale by us of shares of common stock in this offering, at an assumed initial public offering price of $            per share, the midpoint of the range set forth on the cover page of this prospectus, representing the receipt of $            million in net proceeds after deducting the underwriting discount and the estimated offering expenses payable by us;

•	the repayment of certain indebtedness, as described in “Use of Proceeds”; and

•	the issuance of the IPO Grants and payment of certain one-time cash settled transaction bonuses.

In connection with this offering, we will establish the Incentive Plan for purposes of granting stock-based compensation awards to certain of our senior management, to our non-executive directors and to certain employees, to incentivize their performance and align their interests with ours. The maximum number of shares of common stock initially available for issuance under the equity incentive awards granted pursuant to the Incentive Plan is expected to equal            shares. Upon the granting of stock-based compensation awards, and the vesting of such awards, we will recognize stock-based compensation expense. Historically, we have not granted any stock-based compensation awards. No adjustment has been made for these future equity incentive plan awards because the timing and amount of the awards to be granted is uncertain.

The unaudited pro forma consolidated statements of income also exclude certain non-recurring items that we expect to incur in connection with the GPC Separation, the Corporate Reorganization and this offering, including costs related to legal, accounting and other professional fees. We have incurred costs totaling $            million and $            million for transaction-related services during the six months ended June 30, 2020 and the year ended December 31, 2019, respectively.

Confidential Treatment Requested by Pactiv Evergreen Inc.

Pursuant to 17 C.F.R. Section 200.83

Unaudited Pro Forma Consolidated

Balance Sheet As of June 30, 2020

(In Millions, Except Share and Per Share Data)

	Historical Consolidated	GPC Separation(a)	Pro Forma Group after GPC Separation	All Other Pro Forma Adjustments	Pro Forma
Assets
Cash and cash equivalents	$	$	$	$	$
Accounts receivable, net
Inventories
Other current assets
Assets held for sale or distribution

Total current assets
Property, plant and equipment, net
Operating lease right-of-use assets, net
Goodwill
Intangible assets, net
Deferred income taxes
Related party receivable
Other noncurrent assets
Noncurrent assets held for sale or distribution

Total assets	$	$	$	$	$

Liabilities and Stockholders’ Equity
Accounts payable	$	$	$	$	$
Related party payables
Current portion of long-term debt
Current portion of operating lease liabilities
Income taxes payable
Accrued and other current liabilities
Liabilities held for sale or distribution

Total current liabilities
Long-term debt
Long-term operating lease liabilities
Deferred income taxes
Long-term employee benefit obligations
Other noncurrent liabilities
Noncurrent liabilities held for sale or distribution

Total liabilities	$	$	$	$	$

Common stock (Historical: shares issued and outstanding with no par value; Pro forma: Common stock, shares authorized, $ par value, shares issued and outstanding)
Additional paid in capital
Accumulated other comprehensive loss
Retained earnings
Total equity attributable to PTVE common stockholders
Non-controlling interests

Total equity

Total liabilities and equity	$	$	$	$	$

See accompanying Notes to Unaudited Pro Forma Consolidated Financial Data.

Confidential Treatment Requested by Pactiv Evergreen Inc.

Pursuant to 17 C.F.R. Section 200.83

Unaudited Pro Forma Consolidated Statement of

Income For the Six Months Ended

June 30, 2020

(In Millions, Except Share and Per Share Data)

	Historical Consolidated	GPC Separation(a)	Pro Forma Group after GPC Separation	All Other Pro Forma Adjustments	Pro Forma
Net revenues	$	$	$	$	$
Cost of sales

Gross profit
Selling, general and administrative expenses
Restructuring, asset impairment and other related charges
Other expense, net

Operating income from continuing operations
Non-operating expense, net
Interest expense, net

(Loss) income from continuing operations before tax
Income tax expense

Net (loss) income from continuing operations	$	$	$	$	$

Earnings (loss) per share from continuing operations:
Basic	$				$
Diluted	$				$
Weighted average shares outstanding:
Basic
Diluted

See accompanying Notes to Unaudited Pro Forma Consolidated Financial Data.

Confidential Treatment Requested by Pactiv Evergreen Inc.

Pursuant to 17 C.F.R. Section 200.83

Unaudited Pro Forma Consolidated Statement of

Income For the Year Ended

December 31, 2019

(In Millions, Except Share and Per Share Data)

	Historical Consolidated	GPC Separation(a)	Pro Forma Group after GPC Separation	All Other Pro Forma Adjustments	Pro Forma
Net revenues	$	$	$	$	$
Cost of sales

Gross profit
Selling, general and administrative expenses
Goodwill impairment charges
Restructuring, asset impairment and other related charges
Other expense, net

Operating income from continuing operations
Non-operating expense, net
Interest expense, net

(Loss) income from continuing operations before tax
Income tax expense

Net (loss) income from continuing operations	$	$	$	$	$

Earnings (loss) per share from continuing operations:
Basic	$				$
Diluted	$				$
Weighted average shares outstanding:
Basic
Diluted

See accompanying Notes to Unaudited Pro Forma Consolidated Financial Data.

Confidential Treatment Requested by Pactiv Evergreen Inc.

Pursuant to 17 C.F.R. Section 200.83

Unaudited Pro Forma Consolidated Statement of

Income For the Year Ended

December 31, 2018

(In Millions, Except Share and Per Share Data)

	Historical Consolidated	GPC Separation(a)	Pro Forma Group after GPC Separation
Net revenues	$	$	$
Cost of sales
Gross profit
Selling, general and administrative expenses
Goodwill impairment charges
Restructuring, asset impairment and other related charges
Other expense, net
Operating income from continuing operations
Non-operating income, net
Interest expense, net
(Loss) income from continuing operations before tax
Income tax expense
Net (loss) income from continuing operations	$	$	$

Earnings (loss) per share from continuing operations:
Basic	$		$
Diluted	$		$
Weighted average shares outstanding:
Basic
Diluted

Unaudited Pro Forma Consolidated Statement of

Income For the Year Ended

December 31, 2017

(In Millions, Except Share and Per Share Data)

	Historical Consolidated	GPC Separation(a)	Pro Forma Group after GPC Separation
Net revenues	$	$	$
Cost of sales

Gross profit
Selling, general and administrative expenses
Goodwill impairment charges
Restructuring, asset impairment and other related charges
Other expense, net

Operating income from continuing operations
Non-operating income (expense), net
Interest expense, net

(Loss) income from continuing operations before tax
Income tax expense

Net (loss) income from continuing operations	$	$	$

Earnings (loss) per share from continuing operations:
Basic	$		$
Diluted	$		$
Weighted average shares outstanding:
Basic
Diluted

See accompanying Notes to Unaudited Pro Forma Consolidated Financial Data.

Confidential Treatment Requested by Pactiv Evergreen Inc.

Pursuant to 17 C.F.R. Section 200.83

Notes to Unaudited Pro Forma Consolidated Financial Data

(a)    GPC Separation

On                , 2020, we completed the GPC Separation. The pro forma adjustments resulting from the GPC Separation are described in this note. Due to the significance of the transaction, which has not yet been reflected in our historical consolidated financial statements that are included elsewhere in this prospectus, the unaudited pro forma consolidated balance sheet as of June 30, 2020 and the unaudited pro forma statements of income for the six months ended June 30, 2020 and the year ended December 31, 2019 have been adjusted to reflect the GPC Separation. The GPC Group will be treated as a discontinued operation upon the date of the distribution of all of the shares in GPC to PFL. Accordingly, additional unaudited pro forma statements of income have been provided for the years ended December 31, 2018 and 2017 in order to provide pro forma presentation of the GPC Group as a discontinued operation.

The unaudited pro forma consolidated financial statements have been prepared to reflect the continuing operations of the Group after giving effect to recording the GPC Group as a discontinued operation and therefore do not reflect what our or the GPC Group’s financial position or results of operations would have been on a stand-alone basis and are not necessarily indicative of ours or the GPC Group’s future results of operations. The information in the GPC Separation column in the unaudited pro forma consolidated financial statements was derived from our accounting records as of and for the six months ended June 30, 2020 and for the years ended December 31, 2019, 2018 and 2017.

Income statement adjustments

These pro forma adjustments reflect the elimination of the external revenues reported by the GPC Group and expenses incurred by the GPC Group. These adjustments include certain costs incurred by us that are attributable to the revenue-producing activities of the discontinued operation and are not expected to continue being incurred by us after the distribution date, including transaction costs incurred by us related to the GPC Separation and certain interest expense related to the GPC Group’s exit from the Securitization Facility (see below). These adjustments do not reflect the allocation of any general corporate overhead costs to the GPC Group. These amounts include a portion of the historical related party management fee attributable to the GPC Group that will no longer be incurred by us now that the GPC Group has been distributed to PFL. Actual results may differ materially from the assumptions within these unaudited pro forma consolidated statements of income.

Other asset and liability adjustments

These pro forma adjustments reflect the deconsolidation of the assets and liabilities attributable to the GPC Group which were included in the carrying value of the net assets distributed to PFL.

Adjustments to equity

On                , 2020, the distribution of all of the shares in GPC to PFL was effected in consideration for the buy-back of                of our outstanding shares which were canceled upon completion of the buy-back.

The following table presents the adjustments to our equity after giving effect to the GPC Separation:

	Common stock	Additional paid in capital	Accumulated other comprehensive loss	Retained earnings
(in millions)
Share buy-back	$	$	$	$
Release of cumulative currency translation adjustments

Net adjustment	$	$	$	$

Confidential Treatment Requested by Pactiv Evergreen Inc.

Pursuant to 17 C.F.R. Section 200.83

Exit from the Securitization Facility

In connection with the GPC Separation, the GPC Group ceased to participate in the Securitization Facility. The removal of the GPC Group’s trade receivables from the borrowing base of this facility triggered a reduction in the size of the facility and the repayment of $             million of current portion of long-term debt.

As a result of the required repayment of the borrowings under this facility, an adjustment has been made to the unaudited pro forma consolidated statements of income to remove historical interest expense of $            million, $            million, $            million and $             million from continuing operations for the six months ended June 30, 2020 and the year ended December 31, 2019, 2018 and 2017, respectively.

Proceeds from the New GPC Credit Facility

On                , 2020, the GPC Group entered into the New GPC Credit Facility and borrowed $             million in principal, net of $             million in fees. The funds from the New GPC Credit Facility, net of $             million of transaction costs, were used to settle certain related party balances owing by GPC to the Group, with the balance distributed to us. The borrowings outstanding under the New GPC Credit Facility were held by GPC at the time of the GPC Separation.

Adjustment to cash and cash equivalents

The following table presents the pro forma adjustments to cash and cash equivalents:

(In millions)
Cash received from the New GPC Credit Facility	$
Cash paid for costs associated with the New GPC Credit Facility
Cash paid to repay amounts outstanding under the Securitization Facility
Cash paid to

Net adjustment to cash and cash equivalents	$

GPC transition services agreement

In connection with the GPC Separation, we entered into the GPC TSA pursuant to which we will, upon GPC’s request, provide certain services to GPC, including financial reporting and transaction support; tax, legal and compliance related services and other services for a period of up to 24 months. These services will be consistent with the services provided by us to GPC prior to the GPC Separation, and charges will be at forecasted cost or current cost plus a margin. No adjustment is reflected in our unaudited pro forma consolidated financial statements in relation to services that may be provided under the GPC TSA, as such amounts will ultimately depend upon the actual assistance requested which is not factually supportable at this time.

(b)    Cash and Cash Equivalents

The following table presents the pro forma adjustments to cash and cash equivalents:

(In millions)
Cash received from the issuance of shares	$
Cash paid for costs associated with issuance of shares
Cash paid to repay borrowings
Cash paid to

Net adjustment to cash and cash equivalents	$

Confidential Treatment Requested by Pactiv Evergreen Inc.

Pursuant to 17 C.F.R. Section 200.83

(c)    Repayment of Borrowings

These pro forma adjustments reflect the repayment of                  , including the impact on interest expense. For further information, see “Use of Proceeds.”

The following table presents the pro forma adjustments to long-term debt:

(In millions)
Repayment of	$
Repayment of
Deferred financing transaction costs associated with the borrowings repaid

Net adjustment to long-term debt, presented as the current portion of $ million and the non-current portion of $ million	$

The $            million adjustment to deferred financing transaction costs associated with borrowings repaid has been recognized in the unaudited pro forma consolidated balance sheet as a reduction to retained earnings. Refer to note (f) below.

The following table presents the pro forma adjustments to interest expense, net associated with the pro forma adjustments to long-term debt described above and the pro forma adjustment arising from the forgiveness of the noncurrent related party receivable described below at note (d).

	Six months ended June 30, 2020	Year ended December 31, 2019
(In millions)
Interest expense	$	$
Interest expense
Amortization of deferred financing transaction costs of $ million and $ million
Interest income, related parties

Net adjustment to interest expense, net	$	$

(d)    Operational Changes and Corporate Reorganization Adjustments

Removal of historical related party management fee

Our historical consolidated statements of income include a related party management fee. For further information refer to Note 18—Related Party Transactions of our annual consolidated financial statements and Note        —Related Party Transactions of our interim condensed consolidated financial statements, each of which is included elsewhere in this prospectus. The allocation of this expense will cease in conjunction with this offering, and no fee will be paid in respect of the year ending December 31, 2020. The adjustments to the unaudited pro forma consolidated statements of income reflect a reduction in other expense, net of $        million and $        million for the six months ended June 30, 2020, and the year ended December 31, 2019, respectively.

Settlement of certain related party payables

As part of the Corporate Reorganization, we will settle a portion of our related party payables. Other related party payables will remain outstanding and will be settled in the normal course of business. A pro forma adjustment has been recognized in the unaudited pro forma consolidated balance sheet to reduce related party payables with a corresponding reduction in the noncurrent related party receivable.

Confidential Treatment Requested by Pactiv Evergreen Inc.

Pursuant to 17 C.F.R. Section 200.83

Forgiveness of the noncurrent related party receivable

As part of the Corporate Reorganization, we will forgive the outstanding balance of the noncurrent related party receivable. A pro forma adjustment has been recognized in the unaudited pro forma consolidated balance sheet to reduce the noncurrent related party receivable due from Rank with a corresponding reduction in                 .

A pro forma adjustment has been recognized in the unaudited pro forma consolidated statements of income to remove related party interest income of $        million and $        million for the six months ended June 30, 2020, and the year ended December 31, 2019, respectively.

Rank transition services agreement

In connection with this offering, we will enter into the Rank TSA pursuant to which Rank will, upon our request, provide certain administrative and support services to us, including financial reporting, consulting and compliance services, insurance and IT handover services, tax consulting services, human resources administrative, relationship support and compensation management services, M&A transaction support services and legal and corporate secretarial support, and related services for up to 12 months, to be charged at an agreed hourly rate. In addition, we will provide, at Rank’s request, certain historical tax and financial information to enable Rank to prepare certain of its tax and financial reports.

No adjustment is reflected in our unaudited pro forma consolidated financial statements in relation to services that may be provided under the Rank TSA, as such amounts will ultimately depend upon the actual assistance requested which is not factually supportable.

Restricted stock unit awards—IPO Grants

Adjustments to the unaudited pro forma consolidated balance sheet and the unaudited pro forma consolidated statements of income have been made related to the granting of restricted stock units to certain of our employees at the closing of this offering. The IPO Grants are classified as an equity settled stock based payment arrangement and will vest on a pro rata basis over a three-year period commencing from the closing date of this offering.

The adjustments to the unaudited pro forma consolidated statements of income reflect an increase in selling, general and administrative expenses of $        million for the six months ended June 30, 2020 and $        million for the year ended December 31, 2019.

An adjustment of $        million has been recognized in the unaudited pro forma consolidated balance sheet as of June 30, 2020 to increase additional paid in capital and reduce retained earnings to recognize a pro rata portion of the compensation expense based on service performed as of the date of this offering.

Cash transaction bonus

In conjunction with this offering, certain members of our management will be entitled to a one-time cash settled transaction bonus. Entitlement to the bonus is contingent upon the individual’s ongoing employment at the time of payment. The aggregate $        million bonus will be paid in two installments, 50% will be paid 30 days after the closing of this offering and 50% will be paid six months after the closing of this offering. The unaudited pro forma consolidated balance sheet includes an adjustment of $        million to accrued and other current liabilities to recognize a pro rata portion of this liability based on service performed as of the date of this offering, with a corresponding reduction to retained earnings.

Confidential Treatment Requested by Pactiv Evergreen Inc.

Pursuant to 17 C.F.R. Section 200.83

(e)    Resulting Tax Effects

Adjustments to the unaudited pro forma consolidated statements of income have been made to reflect the income tax expense for the items described in (b) through (d) above, calculated at the U.S. federal statutory rate of 21% and the blended state rate of 3.5%.

(f)    Changes in Equity

The proceeds from this offering reflect the issuance of            shares at $        per share (being the midpoint of the range set forth on the cover page of this prospectus), net of $        million of transaction costs, of which $        million was incurred prior to June 30, 2020 and is included in other current assets in the historical consolidated balance sheet.

The following table presents the adjustments to our equity after giving effect to the Corporate Reorganization, the offering and the associated use of proceeds.

	Common stock	Additional paid in capital	Accumulated other comprehensive loss	Retained earnings
(in millions)
Net proceeds from this offering	$	$	$	$
Forgiveness of non-current related party receivable, as described in (d)
Write-off of unamortized deferred financing transaction costs, as described in (c)
IPO Grants, as described in (d)
Cash transaction bonus, as described in (d)

Net adjustment	$	$	$	$

(g)    Pro Forma Earnings Per Share

Pro forma earnings per share has been calculated based on the number of shares assumed to be outstanding, assuming such shares were outstanding for the full periods presented. The following table sets forth the computation of unaudited pro forma basic and diluted earnings per share (in $ millions, except for share and per share data):

	Six months ended June 30, 2020	Year ended December 31, 2019
Pro forma net income from continuing operations	$	$
Pro forma weighted average shares of common stock outstanding, following the Corporate Reorganization—basic
Pro forma adjustment to reflect the assumed issuance of common stock in this offering
Pro forma adjustment for the weighted average number of vested shares associated with the IPO Grants—basic

Weighted average shares of common stock outstanding used in computing pro forma net income from continuing operations per share—basic
Pro forma adjustment for the weighted average number of shares outstanding associated with the IPO Grants—diluted

Weighted average shares of common stock outstanding used in computing pro forma net income from continuing operations per share—diluted

Pro forma net income from continuing operations per share—basic	$	$
Pro forma net income from continuing operations per share—diluted

Confidential Treatment Requested by Pactiv Evergreen Inc.

Pursuant to 17 C.F.R. Section 200.83

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the notes thereto and the unaudited pro forma consolidated financial data and notes thereto, each included elsewhere in this prospectus, as well as the information presented under “Selected Historical Consolidated Financial Data” and “Unaudited Pro Forma Consolidated Financial Data.” This discussion and analysis contains forward-looking statements. These forward-looking statements are subject to risk, uncertainties and other factors that could cause our actual results to differ materially from those expressed or implied by the forward-looking statements. Factors that could cause or contribute to these differences include, but are not limited to, those discussed elsewhere in this prospectus. See in particular “Special Note Regarding Forward–Looking Statements” and “Risk Factors.”

Overview

We are a leading manufacturer and distributor of fresh foodservice and food merchandising products and fresh beverage cartons in North America. We produce a broad range of products that protect, package and display fresh food and beverages for consumers who want to eat or drink fresh, prepared or ready-to-eat food and beverages conveniently and with confidence. We supply our products to a broad and diversified mix of companies, including FSRs and QSRs, foodservice distributors, supermarkets, grocery and healthy eating retailers, other food stores, food and beverage producers and food processors. We operate primarily in North America, with 86% of our pro forma net revenues in fiscal year 2019 coming from the United States and 8% of our pro forma net revenues in fiscal year 2019 coming from Canada and Mexico, combined.

Prior to the GPC Separation, the GPC Group, a designer and manufacturer of value-added, custom blow-molded plastic containers for branded consumer products, also operated as one of our reportable segments. Following the GPC Separation, which occurred prior to this offering on                     , 2020, the GPC Group qualified as a discontinued operation and is no longer a consolidated business of the Group. Although the GPC Group no longer operates as one of our reportable segments, it is included as a reportable segment in our historical consolidated financial statements included elsewhere in this prospectus, and we have included a summary of its operations in this Management’s Discussion and Analysis of Financial Condition and Results of Operations to facilitate an understanding of our historical financial information.

Following the GPC Separation, our operations consist of manufacturing and selling products through three reportable segments organized across three broad categories:

•

Foodservice. Our Foodservice segment manufactures a broad range of products that enable consumers to eat and drink what they want, where they want and when they want with convenience. Products include food containers, hot and cold cups, lids, dinnerware and other products which make eating on-the-go more enjoyable and easy to do. Foodservice’s customer base includes chain restaurants, FSRs, established and emerging QSRs, distributors, institutional foodservice (e.g. airports, schools and hospitals) and convenience stores.

•

Food Merchandising. Our Food Merchandising segment manufactures products that protect and attractively display food while preserving freshness. Products include clear rigid-display containers, containers for prepared and ready-to-eat food, trays for meat and poultry and molded fiber cartons. Food Merchandising’s customers include supermarkets, grocery and healthy eating retailers and other food stores as well as meat, egg, agricultural and CPG processors.

•

Beverage Merchandising. Our Beverage Merchandising segment manufactures cartons for fresh refrigerated beverage products, primarily serving dairy (including plant-based, organic and specialties), juice and other specialty beverage end-markets. Products include integrated fresh carton systems, which include printed cartons with high-impact graphics, spouts and filling machines. Beverage Merchandising

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also produces fiber-based LPB for its internal requirements and to sell to other fresh beverage carton manufacturers, as well as a range of paper-based products which it sells to paper and packaging converters. Beverage Merchandising’s customers include dairy, juice and specialty beverage producers, cup, plate and container manufacturers, and other beverage carton manufacturers.

Trends and Factors Impacting Our Performance

We believe that our performance and future success depend on a number of factors that present significant opportunities for us but also pose risks and challenges, including those discussed below and in the section of this prospectus titled “Risk Factors.”

Changes in Consumer Demand

Our sales are driven by consumer buying habits in the markets that our customers serve and by the volume of sales made from our customers to consumers. Consequently, we are exposed to changes in consumer demand patterns and customer requirements in numerous industries. Changes in consumer preferences for products in the industries that we serve or the packaging formats in which such products are delivered, whether as a result of changes in cost, convenience or health, environmental and social concerns and perceptions, may result in a decline in the demand for certain of our products. For example, certain of our products are used for dairy and fresh juice, and as sales of those beverages have generally declined over recent years, we have had to find new markets for these products. On the other hand, changing preferences for products and packaging formats may also result in increased demand for other products we manufacture. For instance, the growth in consumer preference for organic meat, poultry and free-range eggs outpaces the growth in consumer preference for conventional meat, poultry and standard eggs. Organic meat, poultry and eggs are often packaged in PET or molded fiber, which may drive a shift from polystyrene foam packaging for these products toward higher value PET and molded fiber substrates.

Enhancements in Automation to Control Fluctuations in Labor Costs and Availability

As labor costs rise and as the availability of labor fluctuates, we have focused on increasing automation to reduce our reliance on labor. Since 2017, we have experienced declines in our Adjusted EBITDA from continuing operations due to a number of what we believe to be temporary factors that include increased labor costs due to labor shortages in 2018. The conditions that drove the increased labor costs have subsided. Nonetheless, to address the labor shortages and to decrease total labor costs, we have implemented automation programs. We commenced a systematic automation program in 2017 to lower labor costs, eliminate repetitive tasks and increase efficiency, which we expect to complete by the end of 2020. Our automation strategy includes implementing end of production line automation and palletizing, introducing automated vehicles, changing work flow and work cells to streamline processes and integrating COBOTs with our employees. Although we have automated a portion of our operations, we are committed to further investments in automation, including recent initiatives focused on the automation of repetitive manual tasks to increase operating efficiency and consistency, while protecting ourselves from fluctuations in the cost and availability of labor.

Sustainability

Interest in environmental sustainability has increased over the past decade, and we expect that sustainability will play an increasing role in customer and consumer purchasing decisions. There have been recent concerns about the environmental impact of single-use products and products made from plastic, particularly polystyrene foam. Governmental authorities in the United States and abroad continue to implement legislation aimed at reducing the amount of plastic and other wastes incapable of being recycled or composted. Such legislation, as well as voluntary initiatives similarly aimed at reducing the level of single-use packaging waste, could reduce demand for certain of our products. In addition state and local bans on polystyrene foam foodservice packaging may drive a shift to the use of higher value substrates, such as paper, molded fiber, PP and PET.

Confidential Treatment Requested by Pactiv Evergreen Inc.

Pursuant to 17 C.F.R. Section 200.83

Some consumer products companies, including some of our customers, have responded to these governmental initiatives and to perceived environmental or sustainability concerns of consumers by using only recyclable or compostable containers. As our customers may shift towards purchasing more sustainable products, we have focused much of our innovation efforts around sustainability. Across our business, we believe we are well positioned to benefit from growth in fiber-based, recycled, recyclable and compostable packaging. For instance, in Foodservice, we continue to develop and introduce new products under the EarthChoice brand. In Food Merchandising, we are the largest producer of molded fiber egg cartons in the United States and believe we are positioned to benefit from shifts toward fiber and away from foam polystyrene. Our Food Merchandising segment continues to produce new sustainable product innovations, such as our recycled PET meat and poultry trays and egg cartons. In Beverage Merchandising, we continue to develop new fiber-based beverage cartons.

We intend to continue sustainability innovation to ensure that we are at the leading edge of recyclability, renewability and compostability in order to offer our customers environmentally sustainable choices. For fiscal year 2019, approximately 65% of our pro forma net revenues were derived from products made with recycled, recyclable or renewable materials, and our goal is 100% by 2030.

We expect to incur additional capital expenditures and research and development costs as a result of developing these products and/or increasing manufacturing of existing sustainable products.

Food Safety

Food safety remains a top concern among our customers and consumers, and packaging plays a critical role in keeping food safe. Within food processing and retail, consumers increasingly value enhanced packaging features such as tamper-evident containers to ensure freshness and food safety. Within foodservice, providers value tamper-evident packaging due to increased customer concerns around food quality and safety. In addition, the growth of food delivery is creating a greater need for tamper-evident seals and packaging formats to ensure consumer safety. We expect that the desire for safe packaging will play an increasing role in customer purchasing decisions and create significant new product opportunities for us.

Raw Materials and Energy Prices

Our results of operations, and the gross profits corresponding to each of our segments, are impacted by changes in the costs of our raw materials and energy prices. The primary raw materials used to manufacture our products are plastic resins, fiber (principally raw wood and wood chips) and paperboard (principally cartonboard and cupstock). We also use commodity chemicals, steel and energy, including fuel oil, electricity, natural gas and coal, to manufacture our products.

The cost of our raw materials can also be affected by tariffs, trade sanctions and similar matters that affect international commerce. For instance, the U.S. government has announced tariffs on various materials, including certain types of resins. In response to these actions, other governments have proposed or imposed tariffs on U.S. goods. The impact of these actions, and possible future actions, on our business remains uncertain. At this time, we do not believe that these matters as they currently exist will have a material adverse effect on our business, financial condition or results of operations, but this has been a rapidly changing area and the full effect of these actions may not be known for some time.

Confidential Treatment Requested by Pactiv Evergreen Inc.

Pursuant to 17 C.F.R. Section 200.83

Historical index prices of resin from March 2018 through March 2020 are shown in the chart below. This chart presents index prices and does not represent the prices at which we purchase resin.

Resin prices have historically fluctuated with changes in the prices of crude oil and natural gas, as well as changes in refining capacity and the demand for other petroleum-based products.

The prices of raw wood and wood chips may fluctuate due to external conditions such as weather, product scarcity and commodity market fluctuations and changes in governmental policies and regulations.

Purchases of most of our raw materials are based on negotiated rates with suppliers, which are tied to published indices. Typically, we do not enter into long-term purchase contracts that provide for fixed quantities or prices for our principal raw materials. For Beverage Merchandising, most raw materials and other input costs are purchased on the spot market.

Changes in raw material prices impact our results of operations. Revenue is directly impacted by changes in raw material costs as a result of raw material cost pass-through mechanisms in many of the customer pricing agreements entered into by our segments. Generally, the contractual price adjustments do not occur simultaneously with commodity price fluctuations, but rather on a mutually agreed upon schedule. Due to differences in timing between purchases of raw materials and sales to customers, there is often a lead-lag effect, during which margins are negatively impacted in the short term when raw material costs increase and positively impacted in the short term when raw material costs decrease. Historically, the average lag time in implementing raw material cost pass-through mechanisms has been approximately three months.

We use price increases, where possible, to mitigate the effects of raw material cost increases for customers that are not subject to raw material cost pass-through agreements.

The prices for some of our raw materials, particularly resins, and the prices that we pay to purchase aluminum products have fluctuated significantly in recent years. Prices for raw wood and wood chips have fluctuated less than the prices of resins. Raw wood and wood chips are typically purchased from sources close to our mills and, as a result, prices are established locally based on factors such as local competitive conditions and weather conditions. Management expects continued volatility in raw material prices and such volatility may impact our results of operations.

Confidential Treatment Requested by Pactiv Evergreen Inc.

Pursuant to 17 C.F.R. Section 200.83

Our segments are also sensitive to energy-related cost movements, particularly those that affect transportation and utility costs. In particular, our Beverage Merchandising segment is susceptible to price fluctuations in natural gas, as this segment incurs significant natural gas costs to convert raw wood and wood chips to paper products and liquid packaging board. Historically, we have been able to mitigate the effect of higher energy-related costs with productivity improvements and other cost reductions. Furthermore, energy costs (excluding transportation costs) are generally included in Beverage Merchandising’s indexed customer contracts.

We use various strategies to manage cost exposures on certain raw material purchases with the objective of obtaining more predictable costs for these commodities. From time to time we enter into hedging agreements for some of our raw materials and energy sources to minimize the impact of price fluctuations. We generally enter into commodity financial instruments or derivatives to hedge commodity prices primarily related to resin, diesel and natural gas. Although we continue to take steps to minimize the impact of the volatility of raw material prices through commodity hedging, fixed supplier pricing, reducing the lag time in contractual raw material cost pass-through mechanisms and entering into additional indexed customer contracts that include raw material cost pass-through provisions, these efforts may prove to be inadequate.

Competitive Environment

The markets in which we sell our products historically have been, and continue to be, highly competitive. Areas of competition include service, innovation, quality and price. While we have long-term relationships with many of our customers, the underlying contracts may be re-bid or renegotiated from time to time, and we may not be successful in renewing on favorable terms or at all, as pricing and other competitive pressures may occasionally result in the loss of a customer relationship. The loss of business from our larger customers, or the renewal of business on less favorable terms, may have a significant impact on our operating results.

Commitment to Cost Reduction

In light of continuing margin pressure throughout the packaging industry, we have programs in place that are designed to reduce costs, improve productivity and increase profitability. We intend to reduce our operational costs by implementing a series of cost reduction programs as part of our SPMO initiatives. Our SPMO initiatives include increasing productivity through automation, improving operations through a number of digital initiatives and integrating our supply chain. We have targeted up to approximately $32 million of total annual cost savings from this program.

Seasonality

Our business does not experience high seasonality due to the complementary nature of the seasonal effects on our segments, though portions of our business are moderately seasonal. Our Foodservice and Food Merchandising operations peak during the summer and fall months in North America when the favorable weather, harvest and holiday season lead to increased consumption, resulting in greater levels of sales in the second and third quarters. Beverage Merchandising’s customers are principally engaged in providing products that are generally less sensitive to seasonal effects, although Beverage Merchandising does experience some seasonality as a result of increased consumption of milk by school children during the North American academic year, resulting in a greater level of carton product sales in the first and fourth quarters.

Impact of COVID-19

On March 11, 2020, the COVID-19 outbreak was declared a pandemic by the World Health Organization, which recommended containment and mitigation measures worldwide. Our operations, sales, and, to a lesser extent, our supply chain have been impacted by the pandemic, and we expect that impact to continue through at least the third quarter of 2020.

Confidential Treatment Requested by Pactiv Evergreen Inc.

Pursuant to 17 C.F.R. Section 200.83

Although many jurisdictions have implemented “stay-at-home” or similar measures designed to limit the spread of COVID-19, resulting in the temporary closing of many businesses, these orders include exemptions for “essential businesses.” All of our operations fall within those exemptions and have remained open. We have implemented several policies designed to protect our employees and our customers including screening employees for all symptoms of COVID-19 (including increased temperature checking), ensuring social distancing is observed, providing physical barriers and personal protective equipment where employees work closely together, tracking and tracing of COVID-19 positive employees to identify close contacts and locations frequented, engagement of third-party vendors to deep-clean and sanitize facilities, enhanced pay policies, and enhanced leave policies to ensure employees experiencing symptoms of COVID-19 stay at home. As the pandemic progresses, we remain committed to adapting our policies and procedures to ensure the safety of our employees and compliance with federal, state and local regulations.

Some of our facilities operate in communities that have had high incident rates of COVID-19, resulting in many employees out sick or in quarantine, which has impacted production at some plants. Moreover, additional cleaning, implementation of employee screening processes and enhanced employee leave policies, and similar actions in response to the pandemic, have increased our costs.

While the COVID-19 pandemic had a modest negative impact on our financial condition and results of operations for the first quarter, we expect to see a more significant impact in the second quarter of 2020 and thereafter through at least the third quarter of 2020. The impact on each of our reportable segments has varied. Our Foodservice segment has experienced a significant decline in revenue due to the closure or reduced activity of restaurants. Our Food Merchandising segment has experienced a modest increase in demand which we attribute to more people cooking and eating at home as a result of “stay-at-home” measures and concern for the pandemic. Within our Beverage Merchandising segment, sales in the coated and uncoated paper markets have declined due to a decrease in demand of printed publications and advertising while sales of fresh beverage cartons have remained relatively constant with declines in sales of school milk cartons being offset by higher demand in the retail segment.

In facilities that manufacture, warehouse and distribute products with softening demand, we have taken measures to reduce spending and production accordingly. To date, we have not experienced significant issues within our supply chain, including the sourcing of materials and logistics service providers. However, this may change the longer the pandemic continues.

We have taken actions to reduce non-essential spending in general and administrative costs, including the furlough of certain of our employees, reduce working capital in areas affected by lower sales and reduce non-essential capital spending.

We do not expect to recover the sales lost during the pandemic, and certain industries we serve, primarily the restaurant industry, are experiencing severe impacts and may not return to pre-pandemic strength for a significant period of time. Furthermore, the duration of the COVID-19 pandemic remains unknown, and its ongoing impact on our operations may not be consistent with our experiences to date.

In addition, we have experienced volatility in the net liability for our pension plans, with the value of plan assets and liabilities impacted by changes in financial markets in connection with the COVID-19 pandemic. See “Risk Factors—We face risks associated with certain pension obligations.”

As of                 , 2020, we had $             million of cash and cash equivalents on hand and $             million available for drawing under our revolving credit facility. Of our outstanding indebtedness, the only significant near term maturity is the $749 million Floating Rate Senior Secured Notes due 2021, which are due on July 15, 2021. We do not currently anticipate that the COVID-19 pandemic will materially impact our liquidity over the next 12 months.

At this time, we are unable to predict with any certainty the nature, timing or magnitude of any changes in future sales and/or earnings attributable to the spread of COVID-19. See “Risk Factors.”

Confidential Treatment Requested by Pactiv Evergreen Inc.

Pursuant to 17 C.F.R. Section 200.83

CARES Act

The CARES Act was enacted in March 2020. Retroactive provisions of the CARES Act entitle us to utilize additional deferred interest deductions, which lower our taxable income for the year ended December 31, 2019. The CARES Act also increases the allowable interest deductions for the year ending December 31, 2020. As a result of the CARES Act, subsequent to December 31, 2019, we recognized a tax benefit in the quarter ended March 31, 2020 of $81 million in respect of adjusting our taxable income for the year ended December 31, 2019.

Post-Offering Public Company Expenses

As a public company, we will be implementing additional procedures and processes for the purpose of addressing the standards and requirements applicable to public companies. In particular, we expect our accounting, legal and personnel-related expenses and directors’ and officers’ insurance costs to increase as we establish more comprehensive compliance and governance functions, establish, maintain and review internal controls over financial reporting in accordance with the Sarbanes-Oxley Act, and prepare and distribute periodic reports in accordance with SEC rules. Our financial statements following this offering will reflect the impact of these expenses.

In addition, in connection with this offering, we intend to establish the Incentive Plan for purposes of granting stock-based compensation awards to certain of our senior management, to our non-executive directors and to certain employees, to incentivize their performance and align their interests with ours. The maximum number of shares of common stock initially available for issuance under the Incentive Plan is expected to equal                shares, which includes                shares of common stock underlying restricted stock units expected to be issued pursuant to the IPO Grants. Upon the granting of stock-based compensation awards, and the vesting of such awards, we will recognize stock-based compensation expense. Accordingly, we expect to recognize a stock compensation charge of approximately $            million in the quarter in which this offering is consummated. Historically, we have not granted any stock-based compensation awards.

Items Affecting Comparability

Debt Obligations

As of June 30, 2020, we had $             million of indebtedness ($10,685 million as of December 31, 2019), consisting of total indebtedness net of unamortized transaction costs and original issue discounts. This debt requires a portion of cash flow from operations to be used for the payment of principal and interest, exposes us to the risk of increased interest rates on our floating rate debt and may restrict our ability to obtain additional financing.

GPC Distribution

Prior to the GPC Separation, the GPC Group operated as one of our reportable segments. Following the GPC Separation, which occurred prior to this offering on                 , 2020, the GPC Group qualified as a discontinued operation and is no longer a consolidated business of the Group. Although the GPC Group no longer operates as one of our reportable segments, it is included as a reportable segment in our historical consolidated financial statements included elsewhere in this prospectus, and we have included a summary of its operations in this Management’s Discussion and Analysis of Financial Condition and Results of Operations to facilitate an understanding of our historical financial information.

Discontinued Operations

The operations of both RCPI and our former North American and Japanese closures business are presented as discontinued operations for all periods presented. As of December 31, 2019 and 2018, the assets and liabilities

Confidential Treatment Requested by Pactiv Evergreen Inc.

Pursuant to 17 C.F.R. Section 200.83

of RCPI are presented in assets held for sale or distribution and liabilities held for sale or distribution. As of December 31, 2018, the assets and liabilities of our former North American and Japanese closures operations are presented in assets held for sale or distribution and liabilities held for sale or distribution.

Although the GPC Group is included as a reportable segment in our historical financial statements included elsewhere in this prospectus, the results of the GPC Group for the periods prior to the GPC Separation will be presented as a discontinued operation in our historical financial statements beginning with the fiscal period that includes the consummation of the GPC Separation.

Components of the Consolidated Statements of Income

Net Revenues

Our revenues are derived primarily from the sale of our products to third parties, net of any sales incentives. Sales incentives include volume rebates and early payment discounts. Revenue is recognized when control over products transfers to our customers, which generally occurs upon delivery or shipment of the products.

Cost of Sales

Cost of sales consists primarily of the cost of materials, packaging, labor and overhead associated with our manufacturing operations. Also included within cost of sales are the freight and logistics-related costs of delivering our products to our customers.

Selling, General and Administrative Expenses

Selling, general and administrative expenses consist primarily of general and administrative costs associated with all of our non-manufacturing personnel. The general and administrative costs include wages, benefits, travel expenses, legal fees, research and development costs and any professional fees or consulting services.

Goodwill Impairment Charges

Goodwill impairment charges consist of non-cash charges for the amount by which the carrying value of a reporting unit exceeds fair value.

Restructuring, Asset Impairment and Other Related Charges

Impairment charges consist of non-cash charges associated with the write-down of long-lived assets, including indefinite life intangible assets other than goodwill, and disposal groups to their estimated recoverable amount. Restructuring and other related costs consist of charges associated with initiatives to achieve cost savings in areas such as rationalizing manufacturing operations and eliminating duplicative administrative functions. These costs include employee termination costs and facility exit costs.

Other Expense, Net

Other expense, net includes losses on the sale of businesses which do not represent discontinued operations and a historical related party management fee. Following the closing of this offering, we will no longer be charged a management fee.

Non-Operating (Expense) Income, Net

Non-operating (expense) income, net includes the non-service cost component of net periodic defined benefit pension plans and other postretirement benefit plans.

Interest Expense, Net

Interest expense, net consists primarily of interest on external debt, losses on extinguishment of debt and the changes in foreign currency exchange on intercompany borrowings, net of external and related party interest income.

Confidential Treatment Requested by Pactiv Evergreen Inc.

Pursuant to 17 C.F.R. Section 200.83

Income Tax (Expense) Benefit

Income tax (expense) benefit consists of an estimate of federal, state and foreign income taxes based on enacted tax rates, as adjusted for allowable credits, deductions and uncertain tax positions.

Income From Discontinued Operations, Net of Income Taxes

Income from discontinued operations consists of the operating income of our former North American and Japanese closures operations which we sold in December 2019, and the loss on the disposal, and the operating income of RCPI which we distributed to our shareholder in February 2020.

How We Assess the Performance of Our Business

In addition to financial measures determined in accordance with GAAP, we make use of the non-GAAP financial measure Adjusted EBITDA from continuing operations in evaluating our consolidated past results and our consolidated future prospects.

Adjusted EBITDA from continuing operations

Adjusted EBITDA from continuing operations is defined as net income from continuing operations calculated in accordance with GAAP, plus the sum of income tax expense, net interest expense, depreciation and amortization and further adjusted to exclude certain items of a significant or unusual nature, including but not limited to related party management fees, unrealized gains or losses on derivatives, gains or losses on the sale of businesses and non-current assets, restructuring, asset impairment and other related charges, operational process engineering-related consultancy costs, non-cash pension income or expense and strategic review and transaction-related costs.

We present Adjusted EBITDA from continuing operations because it is a key measure used by our management team to evaluate our operating performance, generate future operating plans and make strategic decisions. Accordingly, we believe that Adjusted EBITDA from continuing operations provides useful information to investors and others in understanding and evaluating our operating results in the same manner as our management team and board of directors. In addition, our chief operating decision maker uses Adjusted EBITDA of each reportable segment to evaluate the operating performance of such segments.

The following is a reconciliation of our net income from continuing operations, the most directly comparable GAAP financial measure, to Adjusted EBITDA from continuing operations for each of the periods indicated:

	Historical
	Six months ended June 30,		Year ended December 31,
	2020	2019	2019	2018	2017
	(In millions)
Net (loss) income from continuing operations—GAAP	$	$	$(168)	$(31)	$339
Income tax expense (benefit)			54	(16)	(218)
Interest expense, net			432	412	484
Depreciation and amortization			516	523	534
Goodwill impairment charges(1)			16	138	—
Restructuring, asset impairment and other related charges(2)			96	53	101
Loss on sale of businesses and non-current assets(3)			21	31	22
Non-cash pension (income) expense (4)			6	(51)	1
Operational process engineering-related consultancy costs(5)			27	14	12
Related party management fee(6)			16	16	17
Strategic review and transaction-related costs(7)			7	—	—
Unrealized (gains) losses on derivatives(8)			(4)	8	3
Other			19	(6)	(1)

Adjusted EBITDA from continuing operations (Non-GAAP)	$	$	$1,038	$1,091	$1,294

Confidential Treatment Requested by Pactiv Evergreen Inc.

Pursuant to 17 C.F.R. Section 200.83

(1)

Reflects goodwill impairment charges in respect of our closures operations in 2019, including dis-synergies associated with the sale of the North American and Japanese closures businesses in December 2019, and an impairment charge in 2018 in respect of the GPC Group. We completed the GPC Separation on                . For further information, refer to Note 4—Impairment, Restructuring and Other Related Charges in our annual consolidated financial statements and Note    —Impairment, Restructuring and Other Related Charges in our interim condensed consolidated financial statements, each of which is included elsewhere in this prospectus.

(2)

Reflects asset impairment, restructuring and other related charges associated with the remaining closures businesses that are not reported within discontinued operations and the ongoing rationalization of the manufacturing footprint in the GPC Group. For further information, refer to Note 4—Impairment, Restructuring and Other Related Charges in our annual consolidated financial statements and Note    —Impairment, Restructuring and Other Related Charges in our interim condensed consolidated financial statements, each of which is included elsewhere in this prospectus.

(3)

Reflects the loss from the sale of businesses and non-current assets, primarily in our Other segment. For further information, refer to Note 13—Other Expense, Net in our annual consolidated financial statements and Note    —Other Expense, Net in our interim condensed consolidated financial statements, each of which is included elsewhere in this prospectus.

(4)

Reflects the non-cash pension (income) expense related to our RGPP benefit plan. For further information, refer to Note 12—Employee Benefits in our annual consolidated financial statements and Note    —Employee Benefits in our interim condensed consolidated financial statements, each of which is included elsewhere in this prospectus.

(5)	Reflects the costs incurred to evaluate and improve the efficiencies of our manufacturing and distribution operations.
(6)

Reflects the management fee charged by Rank to us. For further information, refer to Note 18—Related Party Transactions in our annual consolidated financial statements and Note    —Related Party Transactions in our interim condensed consolidated financial statements, each of which is included elsewhere in this prospectus. Following the closing of this offering, we will no longer be charged a management fee.

(7)	Reflects costs incurred for strategic reviews of our businesses, as well as costs related to this offering that cannot be offset against the expected proceeds of this offering.
(8)

Reflects the mark-to-market movements in our commodity and foreign exchange derivatives. For further information, refer to Note 11—Financial Instruments in our annual consolidated financial statements and Note    —Financial Instruments in our interim condensed consolidated financial statements, each of which is included elsewhere in this prospectus.

Results of Operations

The following discussion should be read in conjunction with our consolidated financial statements included elsewhere in this prospectus. Detailed comparisons of revenue and results are presented in the discussions of the operating segments, which follow our consolidated results discussion.

Reportable Segment Net Revenue and Adjusted EBITDA

(In millions)	Foodservice	Food Merchandising	Beverage Merchandising	Graham Packaging
Net revenues
2019	$2,160	$1,388	$1,606	$1,924
2018	2,137	1,419	1,603	2,087
2017	2,056	1,398	1,562	2,147
Adjusted EBITDA
2019	$336	$223	$196	$339
2018	318	231	231	350
2017	377	280	259	397

Confidential Treatment Requested by Pactiv Evergreen Inc.

Pursuant to 17 C.F.R. Section 200.83

Year Ended December 31, 2019 Compared with the Year Ended December 31, 2018

Total Group

	For the year ended December 31,
(In millions, except for %)	2019	% of revenue	2018	% of revenue	Change	% change
Net revenues	$7,115	100%	$7,395	100%	$(280)	(4)%
Cost of sales	(5,999)	(84)%	(6,282)	(85)%	283	(5)%

Gross profit	1,116	16%	1,113	15%	3	—%
Selling, general and administrative expenses	(639)	(9)%	(565)	(8)%	(74)	13%
Goodwill impairment charges	(16)	—%	(138)	(2)%	122	(88)%
Restructuring, asset impairment and other related charges	(96)	(1)%	(53)	(1)%	(43)	81%
Other expense, net	(34)	—%	(33)	—%	(1)	3%

Operating income from continuing operations	331	5%	324	4%	7	2%
Non-operating (expense) income, net	(13)	—%	41	1%	(54)	(132)%
Interest expense, net	(432)	(6)%	(412)	(6)%	(20)	5%

Loss from continuing operations before tax	(114)	(2)%	(47)	(1)%	(67)	143%
Income tax (expense) benefit	(54)	(1)%	16	—%	(70)	NM (1)

Net loss from continuing operations	(168)	(2)%	(31)	—%	(137)	NM (1)
Income from discontinued operations, net of income taxes	258	NM (1)	312	NM (1)	(54)	(17)%

Net income	$90	NM (1)	$281	NM (1)	$(191)	(68)%

Adjusted EBITDA from continuing operations(2)	$1,038	15%	$1,091	15%	$(53)	(5)%

(1)	Not meaningful.
(2)

Adjusted EBITDA from continuing operations is a non-GAAP measure. See “—How We Assess the Performance of Our Business” for details, including a reconciliation between net income from continuing operations and Adjusted EBITDA from continuing operations.

Components of Change in Reportable Segment Net Revenues for the Year Ended December 31, 2019 Compared with the Year Ended December 31, 2018

	Price/Mix	Volume	Dispositions	FX	Total
Net Revenues	(1)%	(2)%	(1)%	—%	(4)%
By reportable segment:
Foodservice	(2)%	3%	—%	—%	1%
Food Merchandising	1%	(3)%	—%	—%	(2)%
Beverage Merchandising	3%	(2)%	—%	(1)%	—%
Graham Packaging	(2)%	(4)%	(1)%	(1)%	(8)%

Net Revenues. Net revenues for the year ended December 31, 2019 decreased by $280 million, or 4%, to $7,115 million compared to the year ended December 31, 2018. The decrease was primarily due to lower sales volume primarily in Graham Packaging, Food Merchandising and Beverage Merchandising, the impact of divestitures of non-core businesses, and lower pricing primarily due to lower raw material costs passed through to customers.

Confidential Treatment Requested by Pactiv Evergreen Inc.

Pursuant to 17 C.F.R. Section 200.83

Cost of Sales. Cost of sales for the year ended December 31, 2019 decreased by $283 million, or 5%, to $5,999 million compared to the year ended December 31, 2018. The decrease was primarily due to lower raw material costs, lower sales volume and the impact of divestitures of non-core businesses, partially offset by higher manufacturing and logistics costs.

Selling, General and Administrative Expenses. Selling, general and administrative expenses for the year ended December 31, 2019 increased by $74 million, or 13%, to $639 million, compared to the year ended December 31, 2018. The increase was primarily due to higher employee-related costs of $52 million and a $13 million increase in operational consultancy costs.

Goodwill Impairment Charges. Goodwill impairment charges for the year ended December 31, 2019 decreased by $122 million to $16 million compared to the year ended December 31, 2018. The goodwill impairment charge during the year ended December 31, 2019 arose in relation to our remaining closures business. The goodwill impairment charge during the year ended December 31, 2018 arose in relation to the Graham Packaging segment. We completed the GPC Separation on                 , 2020.

Restructuring, Asset Impairment and Other Related Charges. Restructuring, asset impairment and other related charges for the year ended December 31, 2019 increased by $43 million to $96 million compared to the year ended December 31, 2018. The increase was primarily due to $33 million of higher asset impairment charges related to our remaining closures business and higher restructuring costs within the Graham Packaging segment. On                 , 2020, we completed the GPC Separation. For additional information regarding impairment, restructuring and other related charges, refer to Note 4—Impairment, Restructuring and Other Related Charges of our consolidated financial statements included elsewhere in this prospectus.

Other Expense, Net. Other expense, net for the year ended December 31, 2019 increased by $1 million to $34 million compared to the year ended December 31, 2018. The increase is primarily attributable to a $19 million unfavorable change in foreign exchange rates on cash and a $6 million unfavorable change in the loss on the sale of investments, partially offset by a $10 million decline in loss on sale of businesses and other assets.

Non-operating (Expense) Income, Net. Non-operating expense, net for the year ended December 31, 2019 changed by $54 million to $13 million, compared to non-operating income, net of $41 million for the year ended December 31, 2018. The change was primarily due to a decrease of $32 million in the expected return on pension plan assets, primarily as a result of a lower fair value of plan assets. In addition, plan settlements increased by $16 million.

Interest Expense, Net. Interest expense, net for the year ended December 31, 2019 increased by $20 million, or 5%, to $432 million, compared to the year ended December 31, 2018. The increase was primarily due to an unfavorable change of $23 million in the fair value of an interest rate swap derivative.

Income Tax (Expense) Benefit. We recognized income tax expense of $54 million for the year ended December 31, 2019, on a loss from continuing operations before tax of $114 million, compared to a tax benefit of $16 million for the year ended December 31, 2018, on a loss from continuing operations before tax of $47 million. The unusual effective tax rate during the year ended December 31, 2019 was primarily attributable to a $100 million increase in our valuation allowance and the mix of income and losses in the jurisdictions in which we operate, partially offset by a $57 million refund request in respect of amended tax returns in which we have claimed a foreign tax credit in lieu of a foreign tax deduction. The $100 million increase in our valuation allowance was primarily attributable to lower expected future taxable income as a result of the tax-free distribution of RCPI. The unusual effective tax rate during the year ended December 31, 2018 included the impact of non-deductible expenses, including a portion of the goodwill impairment charge. For further information, including a reconciliation of income tax expense, refer to Note 16—Income Taxes of our consolidated financial statements included elsewhere in this prospectus.

Confidential Treatment Requested by Pactiv Evergreen Inc.

Pursuant to 17 C.F.R. Section 200.83

Income from Discontinued Operations, Net of Income Taxes. Income from discontinued operations, net of income taxes for the year ended December 31, 2019 decreased by $54 million, or 17%, to $258 million, compared to the year ended December 31, 2018. The year ended December 31, 2019 included impairment charges of $40 million and a loss on disposal of $30 million on the sale of the closures operations in North America and Japan.

Adjusted EBITDA from continuing operations. Adjusted EBITDA from continuing operations for the year ended December 31, 2019 decreased by $53 million, or 5%, to $1,038 million, compared to the year ended December 31, 2018. The decrease was driven by higher manufacturing and logistics costs, higher employee-related costs and lower sales volume, partially offset by favorable raw material costs, net of lower raw material costs passed through to customers.

Segment Information

Foodservice

	For the year ended December 31,
(In millions, except for %)	2019	2018	Change	% change
Total segment net revenues	$2,160	$2,137	$23	1%
Segment Adjusted EBITDA	336	318	18	6%
Segment Adjusted EBITDA Margin	16%	15%

Total Segment Net Revenues. Foodservice total segment net revenues for the year ended December 31, 2019 increased by $23 million, or 1%, to $2,160 million compared to the year ended December 31, 2018. The increase was primarily due to higher volume across all sales channels, except to foodservice distributors which declined slightly, partially offset by lower pricing primarily due to lower raw material costs passed through to customers.

Adjusted EBITDA. Foodservice Adjusted EBITDA for the year ended December 31, 2019 increased $18 million, or 6%, to $336 million compared to the year ended December 31, 2018. The increase was primarily due to favorable raw material costs, net of lower costs passed through to customers, higher sales volume and favorable manufacturing costs partially offset by increased employee-related expenses and higher logistics costs.

Food Merchandising

	For the year ended December 31,
(In millions, except for %)	2019	2018	Change	% change
Total segment net revenues	$1,388	$1,419	$(31)	(2)%
Segment Adjusted EBITDA	223	231	(8)	(3)%
Segment Adjusted EBITDA Margin	16%	16%

Total Segment Net Revenues. Food Merchandising total segment net revenues for the year ended December 31, 2019 decreased by $31 million, or 2%, to $1,388 million compared to the year ended December 31, 2018. The decrease was primarily due to lower volume, primarily to retail distributors, partially offset by favorable pricing, net of the impact of product mix.

Adjusted EBITDA. Food Merchandising Adjusted EBITDA for the year ended December 31, 2019 decreased $8 million, or 3%, to $223 million compared to the year ended December 31, 2018. The decrease was primarily due to increased manufacturing costs and higher employee-related costs, partially offset by favorable raw material costs, net of lower costs passed through to customers.

Confidential Treatment Requested by Pactiv Evergreen Inc.

Pursuant to 17 C.F.R. Section 200.83

Beverage Merchandising

	For the year ended December 31,
(In millions, except for %)	2019	2018	Change	% change
Total segment net revenues	$1,606	$1,603	$3	—%
Segment Adjusted EBITDA	196	231	(35)	(15)%
Segment Adjusted EBITDA Margin	12%	14%

Total Segment Net Revenues. Beverage Merchandising total segment net revenues for the year ended December 31, 2019 increased by $3 million, to $1,606 million compared to the year ended December 31, 2018. The increase was primarily due to higher pricing in LPB and paper products, partially offset by lower sales volume.

Adjusted EBITDA. Beverage Merchandising Adjusted EBITDA for the year ended December 31, 2019 decreased $35 million, or 15%, to $196 million compared to the year ended December 31, 2018. The decrease was due to higher manufacturing costs from production inefficiencies, higher raw material costs and higher employee-related costs, partially offset by higher pricing to customers.

Graham Packaging

	For the year ended December 31,
(In millions, except for %)	2019	2018	Change	% change
Total segment net revenues	$1,924	$2,087	$(163)	(8)%
Segment Adjusted EBITDA	339	350	(11)	(3)%
Segment Adjusted EBITDA Margin	18%	17%

Total Segment Net Revenues. Graham Packaging total segment net revenues for the year ended December 31, 2019 decreased by $163 million, or 8%, to $1,924 million compared to the year ended December 31, 2018. The decrease was primarily due to lower sales volume, lower pricing primarily due to lower costs passed through to customers, an unfavorable foreign currency impact and the impact of strategic business exits.

Adjusted EBITDA. Graham Packaging Adjusted EBITDA for the year ended December 31, 2019 decreased $11 million, or 3%, to $339 million compared to the year ended December 31, 2018. The decrease was primarily due to lower sales volume, pricing concessions on existing business and higher employee-related costs, partially offset by lower raw material costs, net of lower costs passed through to customers.

Confidential Treatment Requested by Pactiv Evergreen Inc.

Pursuant to 17 C.F.R. Section 200.83

Year Ended December 31, 2018 Compared with the Year Ended December 31, 2017

Total Group

	For the year ended December 31,
(In millions, except for %)	2018	% of revenue	2017	% of revenue	Change	% change
Net revenues	$7,395	100%	$7,439	100%	$(44)	(1)%
Cost of sales	(6,282)	(85)%	(6,086)	(82)%	(196)	3%

Gross profit	1,113	15%	1,353	18%	(240)	(18)%
Selling, general and administrative expenses	(565)	(8)%	(599)	(8)%	34	(6)%
Goodwill impairment charges	(138)	(2)%	—	—%	(138)	NM (1)
Restructuring, asset impairment and other related charges	(53)	(1)%	(101)	(1)%	48	(48)%
Other expense, net	(33)	—%	(38)	(1)%	5	(13)%

Operating income from continuing operations	324	4%	615	8%	(291)	(47)%
Non-operating income (expense), net	41	1%	(10)	—%	51	NM (1)
Interest expense, net	(412)	(6)%	(484)	(7)%	72	(15)%

(Loss) income from continuing operations before tax	(47)	(1)%	121	2%	(168)	(139)%
Income tax benefit	16	—%	218	3%	(202)	(93)%

Net (loss) income from continuing operations	(31)	—%	339	5%	(370)	(109)%
Income from discontinued operations, net of income taxes	312	NM (1)	257	NM (1)	55	21%

Net income	$281	NM (1)	$596	NM (1)	$(315)	(53)%

Adjusted EBITDA from continuing operations(2)	$1,091	15%	$1,294	17%	$(203)	(16)%

(1)	Not meaningful.
(2)

Adjusted EBITDA from continuing operations is a non-GAAP measure. See “—How We Assess the Performance of Our Business” for details, including a reconciliation between net income from continuing operations and Adjusted EBITDA from continuing operations.

Components of Change in Reportable Segment Net Revenues for the Year Ended December 31, 2018 Compared with the Year Ended December 31, 2017

	Price/Mix	Volume	Dispositions	FX	Total
Net Revenues	4%	(2)%	(3)%	—%	(1)%
By reportable segment:
Foodservice	3%	1%	—%	—%	4%
Food Merchandising	3%	(1)%	—%	—%	2%
Beverage Merchandising	3%	—%	—%	—%	3%
Graham Packaging	4%	(5)%	(2)%	—%	(3)%

Net Revenues. Net revenues for the year ended December 31, 2018 decreased by $44 million, or 1%, to $7,395 million compared to the year ended December 31, 2017. The decrease was primarily due to the impact of divestitures of non-core businesses and lower sales volume primarily in Graham Packaging and Food Merchandising, mostly offset by higher pricing across all segments, largely as a result of the pass-through of higher raw material costs to customers.

Cost of Sales. Cost of sales for the year ended December 31, 2018 increased by $196 million, or 3%, to $6,282 million compared to the year ended December 31, 2017. The increase was primarily due to higher raw

Confidential Treatment Requested by Pactiv Evergreen Inc.

Pursuant to 17 C.F.R. Section 200.83

material, manufacturing and logistics costs. These increases were partially offset by the impact of divestitures of non-core businesses.

Selling, General and Administrative Expenses. Selling, general and administrative expenses for the year ended December 31, 2018 decreased by $34 million, or 6%, to $565 million, compared to the year ended December 31, 2017. The decrease was primarily due to lower employee-related costs, lower depreciation and amortization expenses and lower expenses driven by business divestitures.

Goodwill Impairment Charges. Goodwill impairment charges for the year ended December 31, 2018 were $138 million, and arose in relation to the Graham Packaging segment. On                 , 2020, we completed the GPC Separation. For additional information regarding the goodwill impairment charge, refer to Note 4—Impairment, Restructuring and Other Related Charges of our consolidated financial statements included elsewhere in this prospectus.

Restructuring, Asset Impairment and Other Related Charges. Impairment, restructuring and other related charges for the year ended December 31, 2018 decreased by $48 million to $53 million compared to the year ended December 31, 2017. The decrease was primarily due to lower asset impairment charges of $46 million. During the year ended December 31, 2017, we incurred $72 million of asset impairment charges related to the exit of various operations that are not included our reportable segments. This decrease was partially offset by higher asset impairment charges during the year ended December 31, 2018 in relation to the Graham Packaging segment. On                  , 2020, we completed the GPC Separation. For additional information regarding impairment, restructuring and other related charges, refer to Note 4—Impairment, Restructuring and Other Related Charges of our consolidated financial statements included elsewhere in this prospectus.

Other Expense, Net. Other expense, net for the year ended December 31, 2018 decreased by $5 million, or 13%, to $33 million compared to the year ended December 31, 2017. The change is primarily attributable to a $14 million favorable change in foreign exchange rates on cash, partially offset by a $9 million increase in the loss on the disposal of businesses and other assets.

Non-operating (Expense) Income, Net. Non-operating expense, net for the year ended December 31, 2018 changed by $51 million to non-operating income of $41 million, compared to non-operating expense of $10 million for the year ended December 31, 2017. The change was primarily due to the combination of a $31 million decrease in defined benefit plan settlements and a $27 million decrease in the interest cost of our benefit plans.

Interest Expense, Net. Interest expense, net for the year ended December 31, 2018 decreased by $72 million, or 15%, to $412 million, compared to the year ended December 31, 2017. Coupon payments on our notes and debentures decreased by $34 million reflecting the reduction in outstanding principal, partially offset by an increase of $20 million in interest expense on our Credit Agreement as a result of changes in the underlying LIBOR benchmark interest rate. In addition, interest expense, net decreased due to a $40 million favorable change in foreign exchange rates and a decrease of $20 million in other items including a loss on extinguishment of debt in 2017.

Income Tax (Expense) Benefit. We recognized a tax benefit of $16 million for the year ended December 31, 2018, on a loss from continuing operations before tax of $47 million, compared to a tax benefit of $218 million for the year ended December 31, 2017, on income from continuing operations before tax of $121 million. The unusual effective tax rate during the year ended December 31, 2018 included the impact of non-deductible expenses, including a portion of the goodwill impairment charge. The unusual effective tax rate during the year ended December 31, 2017 was primarily attributable to the impact of the December 2017 changes in U.S. federal tax law. For further information, including a reconciliation of income tax expense, refer to Note 16—Income Taxes of our consolidated financial statements included elsewhere in this prospectus.

Confidential Treatment Requested by Pactiv Evergreen Inc.

Pursuant to 17 C.F.R. Section 200.83

Income from Discontinued Operations, Net of Income Taxes. Income from discontinued operations, net of income taxes for the year ended December 31, 2018 increased by $55 million, or 21%, to $312 million, compared to the year ended December 31, 2017. The increase was primarily attributable to the benefit of the lower U.S. federal tax rate of 21% during the year ended December 31, 2018 compared to 35% during the year ended December 31, 2017.

Adjusted EBITDA from continuing operations. Adjusted EBITDA from continuing operations for the year ended December 31, 2018 decreased by $203 million, or 16%, to $1,091 million, compared to the year ended December 31, 2017. The decrease was driven by higher manufacturing and logistics costs, lower sales volume and higher raw material costs, net of additional costs passed through to customers, partially offset by lower employee-related expenses.

Segment Information

Foodservice

	For the year ended December 31,
(In millions, except for %)	2018	2017	Change	% change
Total segment net revenues	$2,137	$2,056	$81	4%
Segment Adjusted EBITDA	318	377	(59)	(16)%
Segment Adjusted EBITDA Margin	15%	18%

Total Segment Net Revenues. Foodservice total segment net revenues for the year ended December 31, 2018 increased by $81 million, or 4%, to $2,137 million compared to the year ended December 31, 2017. The increase was primarily due to higher pricing, largely as a result of the pass-through of raw material costs to customers, net of product mix impacts, as well as increased sales volume to QSR and FSR customers.

Adjusted EBITDA. Foodservice Adjusted EBITDA for the year ended December 31, 2018 decreased $59 million, or 16%, to $318 million compared to the year ended December 31, 2017. The decrease was primarily due to higher manufacturing costs driven by production inefficiencies primarily due to labor shortages, higher logistics costs and higher material costs, net of increased costs passed through to customers, partially offset by increased volume.

Food Merchandising

	For the year ended December 31,
(In millions, except for %)	2018	2017	Change	%change
Total segment net revenues	$1,419	$1,398	$21	2%
Segment Adjusted EBITDA	231	280	(49)	(18)%
Segment Adjusted EBITDA Margin	16%	20%

Total Segment Net Revenues. Food Merchandising total segment net revenues for the year ended December 31, 2018 increased by $21 million, or 2%, to $1,419 million compared to the year ended December 31, 2017. The increase was primarily due to higher pricing, largely as a result of the pass-through of input costs to customers, net of product mix impacts. This increase was partially offset by the impact of lower sales volume across most of our sales channels.

Adjusted EBITDA. Food Merchandising Adjusted EBITDA for the year ended December 31, 2018 decreased $49 million, or 18%, to $231 million compared to the year ended December 31, 2017. The decrease was primarily due to higher manufacturing costs due to labor shortages, higher logistics costs, lower sales volume and higher material costs, net of increased costs passed through to customers.

Confidential Treatment Requested by Pactiv Evergreen Inc.

Pursuant to 17 C.F.R. Section 200.83

Beverage Merchandising

	For the year ended December 31,
(In millions, except for %)	2018	2017	Change	% change
Total segment net revenues	$1,603	$1,562	$41	3%
Segment Adjusted EBITDA	231	259	(28)	(11)%
Segment Adjusted EBITDA Margin	14%	17%

Total Segment Net Revenues. Beverage Merchandising total segment net revenues for the year ended December 31, 2018 increased by $41 million, or 3%, to $1,603 million compared to the year ended December 31, 2018. The increase was primarily due to higher pricing and favorable product mix, partially offset by lower sales volume.

Adjusted EBITDA. Beverage Merchandising Adjusted EBITDA for the year ended December 31, 2018 decreased $28 million, or 11%, to $231 million compared to the year ended December 31, 2017. The decrease was primarily due to higher manufacturing and logistics costs, partially offset by higher pricing and lower employee-related costs.

Graham Packaging

	For the year ended December 31,
(In millions, except for %)	2018	2017	Change	%change
Total segment net revenues	$2,087	$2,147	$(60)	(3)%
Segment Adjusted EBITDA	350	397	(47)	(12)%
Segment Adjusted EBITDA Margin	17%	18%

Total Segment Net Revenues. Graham Packaging total segment net revenues for the year ended December 31, 2018 decreased by $60 million, or 3%, to $2,087 million compared to the year ended December 31, 2017. The decrease was primarily due to lower sales volume, strategic business exits and pricing concessions on existing business, partially offset by higher material costs passed through to customers.

Adjusted EBITDA. Graham Packaging Adjusted EBITDA for the year ended December 31, 2018 decreased $47 million, or 12%, to $350 million compared to the year ended December 31, 2017. The decrease was primarily due to lower sales volume, higher manufacturing and logistics costs, and pricing concessions on existing business, partially offset by lower employee-related costs.

Historical Cash Flows

Years ended December 31, 2019, 2018 and 2017

The following table discloses our cash flows for the years presented:

	For the year ended December 31,
(In millions)	2019	2018	2017
Net cash provided by operating activities	$896	$963	$858
Net cash used in investing activities	(4)	(453)	(364)
Net cash used in financing activities	(384)	(360)	(796)

Net increase (decrease) in cash, cash equivalents and restricted cash, excluding the effect of exchange rates changes	$508	$150	$(302)

Confidential Treatment Requested by Pactiv Evergreen Inc.

Pursuant to 17 C.F.R. Section 200.83

Cash provided by operating activities

Net cash from operating activities decreased by $67 million, or 7%, to $896 million for the year ended December 31, 2019 compared to $963 million for the year ended December 31, 2018. The decrease was driven by unfavorable changes in working capital, driven by lower accounts payable due to the timing of payments, partially offset by lower inventories and accounts receivable due to initiatives to decrease inventory levels and improve accounts receivable turnover. This unfavorable change in working capital was partially offset by $45 million of lower cash tax payments, net of refunds. Discontinued operations contributed $461 million and $419 million of cash provided by operating activities for the years ended December 31, 2019 and 2018, respectively.

Net cash from operating activities increased by $105 million, or 12%, to $963 million for the year ended December 31, 2018 compared to $858 million for the year ended December 31, 2017. The increase was driven by favorable working capital fluctuations resulting from focused measures to decrease inventories and to improve accounts receivable turnover, a decrease of $53 million in cash tax payments, net of refunds, partially due to the U.S. tax legislative changes in 2017 and a decrease of $25 million in interest payments due to a reduction of outstanding principal borrowings. Discontinued operations contributed $419 million and $348 million of cash provided by operating activities for the years ended December 31, 2018 and 2017, respectively.

Cash used in investing activities

Net cash used in investing activities decreased by $449 million, or 99%, to $4 million for the year ended December 31, 2019, compared to $453 million for the year ended December 31, 2018. The reduction in cash used in investing activities was primarily due to a $479 million increase in cash received from the disposal of businesses. During the year ended December 31, 2019, we received $597 million of cash, net of cash disposed, from the sale of our discontinued closures businesses, partially offset by an increase of $37 million in acquisitions of property, plant and equipment. During the year ended December 31, 2019, cash outflows for the acquisition of property, plant and equipment and intangible assets increased to $629 million compared to $592 million during the year ended December 31, 2018. The increase in capital expenditures reflects our continued investment in automation, digital manufacturing and an integrated supply chain model. Cash used in investing activities in 2019 and 2018 include $151 million and $116 million, respectively, related to discontinued operations.

Net cash used in investing activities increased by $89 million, or 24%, to $453 million for the year ended December 31, 2018 compared to $364 million for the year ended December 31, 2017. The increase reflects a $179 million increase in capital expenditures made during 2018, partially offset by a $74 million increase in proceeds received from the disposal of businesses. The increase in additions to property, plant and equipment reflects investments made in 2018 related to automation projects within the manufacturing facilities, digital manufacturing and an integrated supply chain model in our continuing businesses. Cash used in investing activities in 2018 and 2017 include $116 million and $85 million, respectively, related to discontinued operations.

Cash used in financing activities

Net cash used in financing activities increased by $24 million, or 7%, to $384 million for the year ended December 31, 2019 compared to $360 million for the year ended December 31, 2018. The increase in cash used in financing activities was primarily attributable to additional voluntary repayments of borrowings using cash on hand. During the year ended December 31, 2019 we voluntarily repaid $345 million of our 6.875% senior secured notes due 2021, compared to a voluntary repayment of $300 million of the 6.875% senior secured notes due 2021 during the year ended December 31, 2018.

Net cash used in financing activities decreased by $436 million, or 55%, to $360 million for the year ended December 31, 2018 compared to $796 million for the year ended December 31, 2017. The decrease in net cash

Confidential Treatment Requested by Pactiv Evergreen Inc.

Pursuant to 17 C.F.R. Section 200.83

used in financing activities was primarily due to lower repayments of borrowings during the year ended December 31, 2018 compared to the year ended December 31, 2017. We made a voluntary repayment of $300 million of the 6.875% senior secured notes due 2021 during the year ended December 31, 2018. The repayments during the year ended December 31, 2017 included a combination of $445 million of voluntary repayments and $300 million of repayments on maturity.

Quarterly Results and Seasonality

Portions of our business are moderately seasonal. Our Foodservice and Food Merchandising operations peak during the summer and fall months in North America when the favorable weather, harvest and holiday season lead to increased consumption, resulting in greater levels of sales in the second and third quarters. Beverage Merchandising’s customers are principally engaged in providing products that are generally less sensitive to seasonal effects, although Beverage Merchandising does experience some seasonality as a result of increased consumption of milk by school children during the North American academic year, resulting in a greater level of carton product sales in the first and fourth quarters.

The following table sets forth quarterly data for each of the periods presented. In management’s opinion, the data below has been prepared on the same basis as the consolidated financial statements included elsewhere in this prospectus and reflects all normal and recurring adjustments considered necessary for a fair statement of this data. The results of historical periods are not necessarily indicative of the results to be expected for a full year or any future period. The following quarterly financial data should be read in conjunction with our annual consolidated financial statements and related notes and our interim condensed consolidated financial statements and related notes, each of which is included elsewhere in this prospectus.

	Three months ended June 30,	Three months ended March 31,	Three months ended December 31,	Three months ended September 30,	Three months ended June 30,	Three months ended March 31,
	2020	2020	2019	2019	2019	2019
(In millions)
Statements of Income Data:
Net revenues.	$	$	$	$	$	$
Cost of sales

Gross profit
Selling, general and administrative expenses
Goodwill impairment charges
Restructuring, asset impairment and other related charges
Other expense, net

Operating income from continuing operations
Non-operating (expense) income, net
Interest expense, net

(Loss) income from continuing operations before tax	$	$	$	$	$	$

Liquidity and Capital Resources

Our principal sources of liquidity are our existing cash resources and cash flow from operations. In addition, we may utilize borrowing capacity under our revolving credit facility and local working capital facilities. As of December 31, 2019, in addition to our cash and cash equivalents and availability under our Securitization Facility, we had $247 million available for drawing under our revolving credit facility, which matures in August 2021. The Securitization Facility was repaid and terminated in connection with the Corporate Reorganization.

As of June 30, 2020, we had $            million of total indebtedness. Our 2020 annual cash interest obligations on our Credit Agreement, the floating rate senior secured notes due 2021 (the “2021 Notes”), the

Confidential Treatment Requested by Pactiv Evergreen Inc.

Pursuant to 17 C.F.R. Section 200.83

5.125% senior secured notes due 2023 (the “2023 Notes”), the 7.000% senior notes due 2024 (the “2024 Notes”, and collectively with the 2021 Notes and the 2023 Notes, the “Notes”), the Securitization Facility, the Pactiv Debentures and our other indebtedness are expected to be approximately $            million, which includes $54 million of interest payments on the 5.750% notes that were repaid in February 2020, assuming interest on our floating rate debt not covered by interest rate swaps continues to accrue at the current interest rates and there is no change in the current euro-to-U.S. dollar exchange rate for euro-denominated obligations. As of June 30, 2020, the interest rates on our floating rate debt not covered by interest rate swaps was        % in respect of the U.S. term loan and        % in respect of the European term loan under our Credit Agreement and        % under our Securitization Facility. On                 , the Securitization Facility was repaid and terminated. As of June 30, 2020, the euro-to-U.S. dollar exchange rate was                 .

As of June 30, 2020, we had $            million of cash and cash equivalents on hand and $             million available for drawing under our revolving credit facility. We believe that our existing cash resources, projected cash flows generated from operations together with our borrowing availability under our revolving credit facility are sufficient to fund our principal debt payments, interest expense, our working capital needs and our expected capital expenditures for the next twelve months. Of our outstanding indebtedness, the only significant near term maturity is the $749 million of 2021 Notes. We currently anticipate incurring between $            million and $            million of capital expenditures during fiscal year 2020. We do not currently anticipate that the COVID-19 pandemic will materially impact our liquidity over the next 12 months.

Our ability to borrow under our revolving credit facility or our local working capital facilities or to incur additional indebtedness may be limited by the terms of such indebtedness or other indebtedness, including the Credit Agreement and the Notes. The Credit Agreement and the indentures governing the Notes generally allow subsidiaries of PTVE to transfer funds in the form of cash dividends, loans or advances within the Group.

Under the Credit Agreement, we may incur additional indebtedness either by satisfying certain incurrence tests or by incurring such additional indebtedness under certain specific categories of permitted debt. Incremental senior secured indebtedness under the Credit Agreement and senior secured or unsecured notes in lieu thereof are permitted to be incurred up to an aggregate principal amount of $750 million subject to pro forma compliance with the Credit Agreement’s total secured leverage ratio covenant. In addition, we may incur incremental senior secured indebtedness under the Credit Agreement and senior secured notes in an unlimited amount as long as our total secured leverage ratio does not exceed 4.50 to 1.00 on a pro forma basis and (in the case of incremental senior secured indebtedness under the Credit Agreement only) we are in pro forma compliance with the Credit Agreement’s total secured leverage ratio covenant. The incurrence of unsecured indebtedness, including the issuance of senior notes, and unsecured subordinated indebtedness is also permitted if the fixed charge coverage ratio is at least 2.00 to 1.00 on a pro forma basis.

Under the indentures governing the Notes, we may incur additional indebtedness either by satisfying certain incurrence tests or by incurring such additional indebtedness under certain specific categories of permitted debt. Indebtedness may be incurred under the incurrence tests if the fixed charge coverage ratio is at least 2.00 to 1.00 on a pro forma basis and, (i) under the indenture governing the 2021 Notes and the 2023 Notes, the liens securing first lien secured indebtedness do not exceed a 4.50 to 1.00 senior secured first lien leverage ratio and (ii) under the indentures governing the 2024 Notes, the liens securing secured indebtedness do not exceed a 4.50 to 1.00 secured leverage ratio.

For further information regarding the terms of our Notes and Credit Agreement, refer to Note 9—Debt in our annual consolidated financial statements included elsewhere in this prospectus.

Confidential Treatment Requested by Pactiv Evergreen Inc.

Pursuant to 17 C.F.R. Section 200.83

Contractual Obligations

The following table summarizes our material contractual obligations as of December 31, 2019, on a historical basis. As detailed in the notes to the table, subsequent to December 31, 2019 we have repaid $            million of principal outstanding on our borrowings:

(In millions)	Total	Less than one year	One to three years	Three to five years	Greater than five years
Long-term debt(1), (2)	$12,129	$4,037	$1,508	$6,044	$540
Operating lease liabilities(3)	406	91	148	97	70
Contributions for other post-employment benefit obligations	51	3	6	6	36
Unconditional capital expenditure obligations	185	185	—	—	—

Total contractual obligations	$12,771	$4,316	$1,662	$6,417	$646

(1)

On February 4, 2020, we repaid $3,119 million of principal and $54 million of accrued interest, which is presented in the less than one year column in the table above. In January 2020, we repaid a total of $38 million of principal of various other external borrowings. For further details, refer to Note 9—Debt in our annual consolidated financial statements included elsewhere in this prospectus

(2)

Total obligations for long-term debt consist of the principal amounts and fixed and floating rate interest obligations, including the cash flows associated with interest rate swap derivatives. The exchange rate on euro-denominated borrowings and the interest rates on the floating rate debt balances not covered by interest rate swaps have been assumed to be the same as the rates in effect as of December 31, 2019. As of December 31, 2019, the interest rates on our floating rate debt not covered by interest rate swaps were 4.55% in respect of the U.S. term loan and 3.25% in respect of the European term loan under our Credit Agreement and 3.51% under our Securitization Facility. As of December 31, 2019, the euro-to-U.S. dollar exchange rate was 1:1.12.

(3)	Total repayments of operating leases exclude short-term leases which were not significant in the aggregate.

As of June 30, 2020, our liabilities for pensions and uncertain tax positions totaled $             million. The ultimate timing of these liabilities cannot be determined; therefore, we have excluded these amounts from the contractual obligations table above. We expect to make a $121 million contribution to the RGPP in 2020. Expected contributions during the year ending December 31, 2020 for all other defined benefit plans are estimated to be up to $5 million. Future contributions will be dependent on future plan asset returns and interest rates and are highly sensitive to changes.

We are required to make annual prepayments of term loans with up to 50% of excess cash flow (which will be reduced to 25% or 0% if specified senior secured first lien leverage ratios are met) as determined in accordance with the Credit Agreement. No excess cash flow prepayments were made in 2018 or 2019 or will be due in 2020 for the year ended December 31, 2019.

Off-Balance Sheet Arrangements

Other than short-term leases entered into in the normal course of business, we have no material off-balance sheet obligations.

Quantitative and Qualitative Disclosures about Market Risk

In the normal course of business, we are subject to risks from adverse fluctuations in interest and foreign currency exchange rates and commodity prices. We manage these risks through a combination of an appropriate mix between variable rate and fixed rate borrowings, interest rate swaps and natural offsets of foreign currency

Confidential Treatment Requested by Pactiv Evergreen Inc.

Pursuant to 17 C.F.R. Section 200.83

receipts and payments, supplemented by forward foreign currency exchange contracts and commodity derivatives. Derivative contracts are not used for trading or speculative purposes. The extent to which we use derivative instruments is dependent upon our access to them in the financial markets, the costs associated with entering into such arrangements and our use of other risk management methods, such as netting exposures for foreign currency exchange risk and establishing sales arrangements that permit the pass-through of changes in commodity prices to customers. Our objective in managing our exposure to market risk is to limit the impact on earnings and cash flow.

Interest Rate Risk

We had significant debt commitments outstanding as of December 31, 2019. These on-balance sheet financial instruments, to the extent they accrue interest at variable interest rates, expose us to interest rate risk. Our interest rate risk arises primarily on significant borrowings that are denominated in U.S. dollars drawn under our Floating Rate Senior Secured Notes, our Credit Agreement and our Securitization Facility and in euros drawn under our Credit Agreement. As of December 31, 2019, the Floating Rate Senior Secured Notes accrued interest at a floating rate with no floor. As of December 31, 2019, the Credit Agreement included interest rate floors of 0.0% per annum on the U.S. and European term loans and the revolving loan. As of December 31, 2019, the Securitization Facility accrued interest at a floating rate with a 0.0% floor. The Securitization Facility was repaid and terminated in connection with the Corporate Reorganization.

The underlying rate for our Floating Rate Senior Secured Notes due 2021 is the three-month Dollar LIBO Rate. As of December 31, 2019, the applicable three-month Dollar LIBO Rate was 2.00%. In July 2016, we entered into a $750 million interest rate swap agreement to mitigate the interest rate risk exposure of the Floating Rate Senior Secured Notes due 2021. While we have elected not to adopt hedge accounting, the economic effect of this derivative is that the effective interest rate on the Floating Rate Senior Secured Notes due 2021 is fixed at 4.670% from October 15, 2016.

The underlying rates for our Credit Agreement are the one-month LIBOR and EURIBOR, and as of December 31, 2019 the applicable rates were 1.80% and (0.44)%, respectively. Based on our outstanding debt commitments as of December 31, 2019, a one-year timeframe and all other variables, in particular foreign currency exchange rates, remaining constant, a 100 basis point increase in interest rates would result in a $32 million increase in interest expense on the U.S. term loan and a $2 million increase in interest expense on the European term loan under our Credit Agreement. A 100 basis point decrease in interest rates would result in a $32 million decrease in interest expense on the U.S. term loan and would have no impact on interest expense for the European term loan due to the EURIBOR floor under our Credit Agreement.

Interest rates may fluctuate if LIBOR ceases to exist or if new methods of calculating LIBOR will be established. See “Risk Factors—Risks Relating to Our Business and Industry—Certain of our long-term indebtedness bears interest at variable interest rates, primarily based on LIBOR, which may be subject to regulatory guidance and/or reform that could cause interest rates under our current or future debt agreements to fluctuate or cause other unanticipated consequences.”

Foreign Currency Exchange Rate Risk

As a result of our international operations, we are exposed to foreign currency exchange risk arising from sales, purchases, assets and borrowings that are denominated in currencies other than the functional currencies of the respective entities. We are also exposed to foreign currency exchange risk on certain intercompany borrowings between certain of our entities with different functional currencies.

In accordance with our treasury policy, we take advantage of natural offsets to the extent possible. On a limited basis, we use contracts to hedge residual foreign currency exchange risk arising from receipts and payments denominated in foreign currencies. We generally do not hedge our exposure to translation gains or

Confidential Treatment Requested by Pactiv Evergreen Inc.

Pursuant to 17 C.F.R. Section 200.83

losses in respect of our non-U.S. dollar functional currency assets or liabilities. Additionally, when considered appropriate, we may enter into forward exchange contracts to hedge foreign currency exchange risk arising from specific transactions. We had no foreign currency derivative contracts as of December 31, 2019.

Commodity Risk

We are exposed to commodity and other price risk principally from the purchase of resin, natural gas, electricity, raw wood, wood chips and diesel. We use various strategies to manage cost exposures on certain material purchases with the objective of obtaining more predictable costs for these commodities. We generally enter into commodity financial instruments or derivatives to hedge commodity prices related to resin (and its components), diesel and natural gas.

We enter into futures and swaps to reduce our exposure to commodity price fluctuations. These derivatives are implemented to either (a) mitigate the impact of the lag in timing between when material costs change and when we can pass through these changes to our customers or (b) fix our input costs for a period. The following table provides the details of our commodity derivative contracts as of December 31, 2019.

Type	Unit of measure	Contracted volume	Contracted price range	Contracted date of maturity
Natural gas swaps	Million BTU	4,334,903	$2.33 - $2.86	Feb. 2020 - Dec. 2020
Ethylene	Pound	2,152,533	$0.29 - $0.29	Jan. 2020 - Apr. 2020
Polymer-grade propylene swaps	Pound	52,015,428	$0.36 - $0.41	Jan. 2020 - Jul. 2020
Benzene swaps	U.S. liquid gallon	7,775,862	$2.23 - $2.49	Feb. 2020 - Sep. 2020
Diesel swaps	U.S. liquid gallon	1,391,644	$3.02 - $3.26	Jan. 2020 - Dec. 2020
Low-density polyethylene swaps	Pound	12,000,000	$0.84 - $0.84	Jan. 2020 - Dec. 2020
High density polyethylene swaps	Pound	8,250,000	$0.79 - $0.79	Jan. 2020 - Nov. 2020

The fair values of commodity derivative contracts are derived from inputs based on quoted market prices or traded exchange market prices and represent the estimated amounts that we would pay or receive to terminate the contracts. As of December 31, 2019, the estimated fair values of the outstanding commodity derivative contracts were a net liability of $4 million. During the year ended December 31, 2019, we recognized a $4 million unrealized gain in cost of sales in the consolidated statement of income related to commodity derivatives.

A 10% upward (downward) movement in the price curve used to value the commodity derivative contracts, applied as of December 31, 2019, would have resulted in a change of less than $1 million in the unrealized gain recognized in the consolidated statement of income, assuming all other variables remain constant.

Critical Accounting Policies, Estimates and Assumptions

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and related notes. These assumptions affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the consolidated financial statements and the reported amounts of net revenues and expenses during the reporting period. Estimates and assumptions are used for, but not limited to: (i) reserves for employee benefits and benefit plan assumptions; (ii) long-lived and indefinite-lived asset valuations, impairment and recoverability assessments; (iii) depreciable lives of assets and useful lives of intangible assets; and (iv) income tax reserves and valuation allowances. Estimates are revised as additional information becomes available. Actual results could differ from these estimates.

Confidential Treatment Requested by Pactiv Evergreen Inc.

Pursuant to 17 C.F.R. Section 200.83

The most critical accounting policies and estimates are those that are most important to the portrayal of our financial condition and results of operations and require us to make the most difficult and subjective judgments, often estimating the outcome of future events that are inherently uncertain. Our most critical accounting policies and estimates are related to our defined benefit pension plans, goodwill and indefinite-lived intangible assets, other long-lived assets and income taxes. A summary of our significant accounting policies and use of estimates is contained in Note 2—Summary of Significant Accounting Policies of our annual consolidated financial statements included elsewhere in this prospectus.

Employee Benefit Plans—Defined benefit retirement plans

We have several non-contributory defined benefit retirement plans. Our defined benefit pension obligations are concentrated in the RGPP, which, as of December 31, 2019, represented 94% of our defined benefit plan liability. We assumed this plan in a business combination in 2010. As a result, while persons who are not current employees do not accrue benefits under this plan, the total number of beneficiaries covered by this plan is much larger than if it only provided benefits to our current and retired employees.

We measure changes in funded status using actuarial models which utilize an attribution approach that generally spreads individual events either over the estimated service lives of the remaining employees in the plan or, for plans where participants will not earn additional benefits by rendering future service, over the plan participants’ estimated remaining lives.

Net pension and postretirement benefit income or expense is actuarially determined using assumptions which include expected long term rates of return on plan assets, discount rates and mortality rates. We use a mix of actual historical rates, expected rates and external data to determine the assumptions used in the actuarial models. While we believe that our assumptions are reasonable and appropriate, significant differences in actual experience or inaccuracies in assumptions may materially affect our benefit plan obligations and future benefit plan expense.

The discount rates utilized to measure the pension obligations use the yield on corporate bonds that are denominated in the currency in which the benefits will be paid, that have maturity dates approximating the terms of our obligations and are based on the yield on high-quality bonds. Our largest U.S. plan benefit obligation is highly sensitive to changes in the discount rate. As of December 31, 2019, holding all other assumptions constant: (i) a one-half percentage point decrease (increase) in the discount rate would increase (decrease) the defined benefit obligation by approximately $220—$240 million; (ii) a one-half percentage point increase (decrease) in the discount rate would increase (decrease) pension cost by approximately $13—$14 million; and (iii) a one-half percentage point decrease (increase) in the expected long-term return on plan assets would increase (decrease) pension cost by approximately $19 million.

Goodwill and Indefinite-Lived Intangible Assets

We test goodwill and indefinite-lived intangible assets for impairment on an annual basis in the fourth quarter and whenever events or circumstances indicate that the carrying value may not be recoverable. We may perform a qualitative assessment to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount.

Goodwill

Our reporting units for goodwill impairment testing purposes are Foodservice, Food Merchandising, Beverage Merchandising and the remaining components of our former closures business. Historically, our reporting units for goodwill impairment testing also included Graham Packaging. No instances of impairment were identified during the 2019 annual impairment review. Our Foodservice, Food Merchandising and Beverage Merchandising reporting units had fair values that significantly exceeded their recorded carrying values.

Confidential Treatment Requested by Pactiv Evergreen Inc.

Pursuant to 17 C.F.R. Section 200.83

However, future changes in the judgments, assumptions and estimates that are used in the impairment testing for goodwill as described below could result in significantly different estimates of the fair values. In the past, we have recognized impairment charges in respect of other businesses which we no longer own, including an impairment charge of $16 million during the year ended December 31, 2019 in relation to the reporting unit comprised of the remaining components of our former closures business and $138 million in respect of the operations of the GPC Group in 2018. While there was no additional impairment of goodwill recognized as a result of the 2019 annual impairment test, a reasonably possible unexpected deterioration in financial performance or adverse change in the earnings multiple may result in an additional impairment charge. The operations of the GPC Group ceased to be reported in our results from continuing operations as of                , 2020 when this business was distributed to PFL.

In our evaluation of goodwill impairment, we have the option to first assess qualitative factors such as the maturity and stability of the reporting unit, the magnitude of the excess fair value over carrying value from the prior year’s impairment testing, other reporting unit operating results as well as new events and circumstances impacting the operations at the reporting unit level. If the result of a qualitative test indicates a potential for impairment, a quantitative test is performed, wherein we compare the estimated fair value of each reporting unit to its carrying value. Excluding the GPC Group impairment charge referred to above, in all other instances where a quantitative test was performed, the estimated fair value exceeded the carrying value of the reporting unit and none of our current reporting units were at a risk of failing the quantitative test during the years ended December 31, 2019, 2018 and 2017. If the estimated fair value of any reporting unit had been less than its carrying value, an impairment charge would have been recorded for the amount by which the reporting unit’s carrying amount exceeds its fair value.

To determine the fair value of a reporting unit as part of our quantitative test, we use a capitalization of earnings method under the income approach. Under this approach, we estimate the forecasted Adjusted EBITDA of each reporting unit and capitalize this amount using an earnings multiple. The Adjusted EBITDA amounts are consistent with those we use in our internal planning, which gives consideration to actual business trends experienced and the long-term business strategy. The selection of a capitalization multiple incorporates consideration of comparable entity trading multiples within the same industry and recent sale and purchase transactions. Changes in such estimates or the application of alternative assumptions could produce different results.

Indefinite-Lived Intangible Assets

Our indefinite-lived intangible assets consist primarily of certain trademarks. We test indefinite-lived intangible assets for impairment on an annual basis in the fourth quarter and whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. If the carrying amount of such asset exceeds its estimated fair value, an impairment charge is recorded for the difference between the carrying amount and the estimated fair value. When a quantitative test is performed we use a relief from royalty computation under the income approach to estimate the fair value of our trademarks. This approach requires significant judgments in determining (i) the estimated future revenue from the use of the asset; (ii) the relevant royalty rate to be applied to these estimated future cash flows; and (iii) the appropriate discount rates applied to those cash flows to determine fair value. Changes in such estimates or the use of alternative assumptions could produce different results. No instances of impairment were identified during the 2019 annual impairment review in respect of the trademark assets attributable to our segments. Each of our indefinite-lived intangible assets had fair values that significantly exceeded their recorded carrying values. An impairment charge of $8 million was recognized in 2018 related to the trademark assets attributable to our former Graham Packaging segment. The operations of the GPC Group ceased to be reported in our results from continuing operations as of                , 2020 when this business was distributed to PFL.

Confidential Treatment Requested by Pactiv Evergreen Inc.

Pursuant to 17 C.F.R. Section 200.83

Long-Lived Assets

Long-lived assets, including finite-lived intangible assets, are reviewed for possible impairment whenever events or changes in circumstances occur that indicate that the carrying amount of an asset (or asset group) may not be recoverable. Our impairment review requires significant management judgment, including estimating the future success of product lines, future sales volumes, revenue and expense growth rates, alternative uses for the assets and estimated proceeds from the disposal of the assets. We review business plans for possible impairment indicators. Impairment occurs when the carrying amount of the asset (or asset group) exceeds its estimated future undiscounted cash flows. When impairment is indicated, an impairment charge is recorded for the difference between the asset’s carrying value and its estimated fair value. Depending on the asset, estimated fair value may be determined either by use of a discounted cash flow model or by reference to estimated selling values of assets in similar condition. The use of different assumptions would increase or decrease the estimated fair value of assets and would increase or decrease any impairment measurement.

Income Taxes

Significant judgment is required in determining our worldwide income tax provision. In the ordinary course of an international business, there are many transactions and calculations where the ultimate tax outcome is uncertain. Some of these uncertainties arise from examinations in various jurisdictions and assumptions and estimates used in evaluating the need for a valuation allowance.

We are subject to income taxes in both the United States and numerous foreign jurisdictions. We compute our provision for income taxes using the asset and liability method, under which deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities and for operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using the currently enacted tax rates that are expected to apply to taxable income for the years in which those tax assets and liabilities are expected to be realized or settled. Significant judgments are required in order to determine the realizability of these deferred tax assets. In assessing the need for a valuation allowance, we evaluate all significant available positive and negative evidence, including historical operating results, estimates of future taxable income and the existence of prudent and feasible tax planning strategies. Changes in the expectations regarding the realization of deferred tax assets have in the past materially impacted our reported tax expense, and future changes in expectations could materially impact income tax expense in future periods. One of our largest deferred tax assets is generated from book to tax differences related to the treatment of interest expense, for which the deductibility for tax purposes is deferred. The future recoverability of this deferred tax asset is based on forecasted taxable income which includes the reversal of existing taxable temporary differences. The distribution of RCPI in February 2020 resulted in a significant reduction in taxable temporary differences and, consequently, forecasted taxable income, reducing the estimated recoverability of the deferred tax benefit related to interest expense. As a result, during the year ended December 31, 2019, we increased our deferred tax asset valuation allowance.

We continuously review issues raised in connection with all ongoing examinations and open tax years to evaluate the adequacy of our tax liabilities. We evaluate uncertain tax positions under a two-step approach. The first step is to evaluate the uncertain tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained upon examination based on its technical merits. For those positions that meet the recognition criteria, the second step is to measure the tax benefit as the largest amount that is more than fifty percent likely of being realized. We believe our recorded tax liabilities are adequate to cover all open tax years based on our assessment. This assessment relies on estimates and assumptions and involves significant judgments about future events. To the extent that our view as to the outcome of these matters changes, we will adjust income tax expense in the period in which such determination is made. We classify interest and penalties related to income taxes as income tax expense.

Recent Accounting Pronouncements

New accounting guidance that we have recently adopted, as well as accounting guidance that has been recently issued but not yet adopted by us, is included in Note 2—Summary of Significant Accounting Policies of our annual consolidated financial statements included elsewhere in this prospectus.

Confidential Treatment Requested by Pactiv Evergreen Inc.

Pursuant to 17 C.F.R. Section 200.83

BUSINESS

Overview

We help make today’s convenience-oriented lifestyle possible by making products that give people the freedom to eat and drink fresh food and beverages safely anytime and anywhere.

We are a leading manufacturer and distributor of fresh foodservice and food merchandising products and fresh beverage cartons in North America. We produce a broad range of products that protect, package and display fresh food and beverages for consumers who want to eat or drink fresh, prepared or ready-to-eat food and beverages conveniently and with confidence. Consumers use our products every day in restaurants, coffee shops, supermarkets, grocery stores and their homes. We support consumers’ active, on-the-go lifestyle with a variety of products that are used daily by millions of people who want to eat and drink fresh food and beverages on-the-go, take-out or at home. Our products range from food containers, dinnerware, hot and cold cups, lids, wraps and cutlery to meat and poultry trays, egg cartons and reclosable fresh beverage cartons. Our products are made from a diverse range of substrates, including resins, bio-resins, plant and paper-based fiber and aluminum. We believe that the breadth of our product offering and our best-in-class technological and material engineering capabilities provide us with a competitive advantage by giving us the ability to offer or develop products to meet a broad range of customer needs and specifications. These capabilities are a part of the value proposition we offer our customers that help make us a “one-stop-shop” for customers with a wide range of fresh food and beverage packaging requirements. We seek to have our product development, material engineering and technology innovation initiatives provide a consistent and meaningful contribution to both our product offering and revenue. Our objective is to generate 25% of our net revenues each year from products developed or re-engineered within the prior three years. We are a market leader in our industry. Approximately 80% of our total pro forma net revenues for 2019 were from products for which we held a #1, #2 or #3 U.S. market share position.

We supply our products to a broad and diversified mix of companies, including FSRs and QSRs, foodservice distributors, supermarkets, grocery and healthy eating retailers, other food stores, food and beverage producers and food processors. Based on management data, in 2019 we were the #1 supplier to many of our customers across our product categories in the aggregate, including four of the five largest foodservice distributors, eight of the ten largest supermarket chains, three of the four largest dairies, and the three largest QSR groups. We were also the #1, #2 or #3 packaging supplier to six of the eight largest meat and poultry processors. Our customers range from large blue-chip multinational companies to national and regional companies to small local businesses. We have developed strong and longstanding relationships with our customers. We have been supplying the vast majority of our customers for many years, and our relationships with our top ten customers average over 19 years. We have a diverse business with no single customer representing more than 10% of our pro forma net revenues for fiscal year 2019. We believe our strategic customer partnerships, which are built on our “one-stop-shop” product, service and value offering, differentiate us from our competitors. Sales contracts for our products are in many cases long-term and generally contain cost pass-through mechanisms for raw materials, and may contain pass-through mechanisms for freight and other variable costs that mitigate the impact of cost volatility on our profitability.

We operate primarily in North America, with 86% of our pro forma net revenues in fiscal year 2019 coming from the United States and 8% of our pro forma net revenues in fiscal year 2019 coming from Canada and Mexico, combined. We have well-invested nationwide manufacturing operations that, as of December 31, 2019, include 46 manufacturing and 27 distribution facilities. Over the last three fiscal years, we invested approximately $810 million in pro forma capital expenditures in a number of strategic initiatives involving automation, operational efficiency and the development and launch of new products to further enhance our value proposition and product offering for customers, to streamline and further reduce the cost of our manufacturing and distribution of products and to capitalize on growth opportunities in the markets we serve. Our products are primarily manufactured in the United States, and we believe our strategically located RMCs and proprietary logistic software provide freight advantages and certainty of supply for our customers. We have flexible

Confidential Treatment Requested by Pactiv Evergreen Inc.

Pursuant to 17 C.F.R. Section 200.83

manufacturing capabilities that enable us to quickly shift production at low cost to meet customers’ changing needs. We believe that our unique low-cost distribution model and short supply chain relative to our competitors are highly valued by our customers. We also operate internationally, including through joint ventures, with manufacturing facilities located in fast-growing emerging markets including Southeast Asia and the Middle East. In total we have approximately 15,000 employees.

We participate in a large, growing and recession-resilient North American foodservice packaging, retail and food processor packaging and liquid carton containers industry that has grown at a CAGR of approximately 4% over the last five years. The foodservice and food merchandising end market categories we participate in have grown consistently over the last five years, with foodservice having grown at a CAGR of approximately 3% and food merchandising having grown at a CAGR of approximately 4% during that period. Foodservice refers to products used in restaurants and for away-from-home eating and drinking. Food Merchandising refers to products for fresh, prepared and ready-to-eat foods sold through supermarkets, grocery and other food stores for consumption on-the-go or at home. Beverage Merchandising refers to cartons and related products for refrigerated dairy, juice and specialty beverages sold in retail outlets and used in school lunches. Our industry is supported by strong demographic profiles and consumer preference trends that have increased demand for the convenient, easy-to-use, reclosable and highly reliable products we make that protect, display and keep food and beverages fresh and help consumers eat and drink safely, easily and with confidence. Consumers also increasingly want products that are made using sustainable materials. For fiscal year 2019, approximately 65% of our pro forma net revenues were derived from products made with recycled, recyclable or renewable materials, and our goal is 100% by 2030.

Our unique value proposition drives our longstanding strategic relationships with our customers in a number of ways through our products, our services for customers, our manufacturing and our distribution model and our experienced employees who are dedicated to maintaining our customers’ trust. We offer one of the broadest ranges of products in our markets available from a single source. This allows us to create a “one-stop-shop” that simplifies and increases the efficiency of our customers’ purchasing. We make the procurement process easier for our customers with proprietary tools like the VPA, which enable us to work with customers to select tailored product solutions. We also work closely with customers to design innovative products that meet their specific and changing requirements. As a result of our broad material, manufacturing and design capabilities, we are able to create products and consistently and reliably fulfill our customers’ needs across a wide range of product categories. We believe our value-added service for customers creates logistic and supply chain savings for them. Our nationwide hub-and-spoke distribution system makes it possible for customers to purchase a range of products in one order from a single location and thereby increase the load factor for shipping and reduce their supply chain costs. We enjoy high levels of customer satisfaction with our products and service. We believe that the combination of these unique attributes creates significant value for our customers, a strategic competitive advantage for us and high barriers to entry for adjacent industry participants.

We strive to operate with respect for the environment, and we are committed to sustainability across three key areas: our product portfolio, our manufacturing and supply chain and our communities. We offer environmentally sustainable solutions across nearly all of our product lines today, supporting our customers’ own sustainability goals. We are focused on increasing our use of recycled and renewable materials and making our products recyclable or compostable. For example, through our EarthChoice brand, we offer a robust line of sustainable foodservice products. Since the start of 2019, we have launched, or expect to launch by the end of 2020, over 70 new items across many of our product categories under our proprietary EarthChoice brand. As of December 31, 2019, the EarthChoice product line included more than 250 products. Additionally, our entire line of fresh beverage cartons are made using sustainable fiber-based materials. We have focused on reducing our carbon footprint in the manufacturing and distribution of our products. Substantially all of the products we sell in North America are manufactured by us in the United States, unlike some of our competitors. We put safety first, value our people and communities and operate in a manner that is inspiring and empowering and makes our business sustainable in the long run. We never compromise our values in the face of market forces.

Confidential Treatment Requested by Pactiv Evergreen Inc.

Pursuant to 17 C.F.R. Section 200.83

Our focus on growing and recession-resilient end markets, well-invested manufacturing platforms, efficient manufacturing and distribution, innovation, long-term customer relationships and contractual cost pass-through mechanisms allow us to maintain an attractive financial profile with steady, organic revenue growth, robust margins and significant cash flows. In fiscal year 2019, we generated $5.2 billion in pro forma net revenues, $         million in pro forma net income and $         million in pro forma Adjusted EBITDA from continuing operations (a     % pro forma Adjusted EBITDA margin from continuing operations).

History

PTVE was incorporated under the name Reynolds Group Holdings Limited in 2006. On      , 2020, we changed our name to Pactiv Evergreen Limited and on                , 2020, we converted into a corporation incorporated in the state of Delaware named Pactiv Evergreen Inc. PTVE acquired various food service and beverage merchandising related businesses, including Evergreen, RCPI, Closure Systems International (“CSI”), Pactiv and GPC. We sold most of CSI in 2019. RCPI (except for its foodservice business which was combined with Pactiv) was distributed to our stockholder in February 2020 and GPC was distributed to our stockholder in                 . Our current business comprises our Pactiv business and our Evergreen business, which were operated separately until 2019, when they were combined under a unified management structure.

Each of our businesses has a long heritage and a history of innovation and product development. Pactiv was originally part of Tenneco Packaging Inc. In November 1999, Tenneco Packaging Inc. (which was renamed Pactiv Corporation) was spun-off from Tenneco Inc. In November 2010, we acquired Pactiv and combined the Pactiv foodservice business with our Reynolds foodservice businesses in Pactiv and transferred Pactiv’s consumer products business to RCPI. In May 2011, we acquired Dopaco Inc., which was added to our Pactiv business, and have subsequently acquired and sold various smaller businesses. Beverage Merchandising’s predecessor was established in 1946 when International Paper Company (“IPC”) entered the beverage packaging business. Over the years, the business was responsible for many breakthroughs in beverage carton packaging, including the introduction of PE coated cartons and barrier board technology. IPC’s beverage packaging business included fresh beverage converting facilities, a fresh filling machine manufacturing facility and the Pine Bluff, Arkansas mill. In January 2007, we acquired IPC’s beverage packaging business and renamed it Evergreen. In July 2007, Evergreen acquired Blue Ridge Paper Products, Inc.

Strategic Initiative Management

We have a culture that constantly seeks to improve the way we work throughout our business, from our products to our manufacturing and distribution processes to the way we work with our customers. We continually seek to optimize our business through comprehensive business reviews, ideation and targeted strategic initiatives. The review process, identification of focus areas, development of actionable improvement programs and implementation and monitoring of these initiatives are coordinated and managed by our SPMO. Our strategic initiatives are grouped into six key areas: growth; value-added customer service; profitable innovation; cost reduction; the integration of Beverage Merchandising and sustainability.

• Growth:	Drive growth of our products and support our customers while maintaining our commitment to quality, reliability, service and safety

• Value-added customer service:	Proactively implement new ways to serve our customers and continually seek to refine our value proposition for customers

• Profitable innovation:	Reinforce our existing product portfolio with new and on-trend products

• Cost reduction:	Optimize our processes to drive increased profitability and cash flow through automation, digital transformation and streamlining our manufacturing and supply chain

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Pursuant to 17 C.F.R. Section 200.83

• Integration of Beverage Merchandising:	Capitalize on commercial and cost synergies from integration of the Beverage Merchandising business

• Sustainability:	Maintain and grow the broadest sustainable product offering in the industry with a focus on our “Four R’s” of “Reduce,” “Recycle,” “Renew,” and “Reuse”. For fiscal year 2019, approximately 65% of our pro forma net revenues were derived from products made with recycled, recyclable or renewable materials, and our goal is 100% by 2030.

Within each of these categories, we have a number of specific initiatives that we believe will improve our business, including: our automation and digital transformation initiatives; growth of our sustainable product offerings; reduction of our carbon footprint in our manufacturing and distribution processes; and our cost reduction programs. We believe it is critical to embrace new technology and we have made significant investment across our business to accelerate growth and optimization opportunities. We rigorously track and measure the progress and results of each of our initiatives. We are focused on long-term planning and goal-setting strategies as well as our near term operating results. We believe our strategic initiatives help drive our revenue growth, increase our market share and increase our margins.

Our SPMO’s initiatives are the catalyst of a collective, cross-functional effort to drive growth across our business. The systematic approach championed by our SPMO includes collaborative partnerships across our segments, regular meetings with top executives and rigorous measurement of initiatives and progress against internal benchmarks. The SPMO’s initiatives have yielded significant results both on the top and bottom line. During fiscal year 2019, the impact of initiatives managed by the SPMO was a benefit of approximately $16 million of pro forma Adjusted EBITDA from continuing operations generated through cost savings initiatives. Our strategic initiatives also include internal goals for innovation. Our objective is to generate 25% of our revenue each year from new products introduced within the prior three years. In fiscal year 2019, 20% of our pro forma net revenues were generated from products that were less than three years old. The SPMO and its initiatives will continue to impact the way we work on a daily basis.

Our Segments

Our operations consist of manufacturing and selling products through three reportable segments: Foodservice; Food Merchandising; and Beverage Merchandising. The pie charts below show the breakdown of our pro forma net revenues for fiscal year 2019 by our segments, geography and products.

FY2019 pro forma net revenues by segment	FY2019 pro forma net revenues by product	FY2019 pro forma net revenues by geography

*	Other represents residual businesses that do not represent a reportable segment.

Confidential Treatment Requested by Pactiv Evergreen Inc.

Pursuant to 17 C.F.R. Section 200.83

Foodservice

Foodservice is a leading manufacturer of foodservice products in the U.S. and Canada. Foodservice generated $2.2 billion in net revenues and $336 million in Adjusted EBITDA (a 16% Adjusted EBITDA margin) for fiscal year 2019 and has grown its net revenues at a 2.5% CAGR from December 31, 2017 through December 31, 2019.

Foodservice provides a broad range of convenient, on-the-go products that let consumers eat and drink the fresh food and beverages that they want, where they want and when they want with confidence. We manufacture food containers, hot and cold cups, lids, plates, bowls, cutlery and straws, wraps and cafeteria trays.

Select Foodservice products

Containers	Cups	Lids	Plates and bowls

Utensils	Wraps	Cafeteria trays

Foodservice has a large customer base that includes chain restaurants, FSRs, established and emerging QSRs, distributors, institutional foodservices (e.g. airports, schools and hospitals) and convenience stores. We serve our customers nationwide, regionally or locally, depending on their needs.

We operate in the $22 billion North American foodservice packaging industry. The industry is forecast to grow at a CAGR of approximately 3% to 4% during the five-year period from 2019 through 2024. We believe that key growth drivers in the North American foodservice market include increased demand for fresh prepared foods and beverages that can be consumed safely and easily on-the-go; growing consumer demand for eat-at-home and order-in food delivery options; increasing catering and event services; and the shift toward higher value and feature-rich formats (e.g. tamper-evident and reclosable containers) and higher priced eco-friendly products and substrates.

Foodservice offers one of the broadest selections of foodservice products in North America and held a #1, #2 or #3 U.S. market share position in almost all of its product categories in 2019. The segment is well positioned to grow with today’s “eat anywhere/anytime” lifestyle trends and is aligned with the grab-and-go, away-from-home and eat-at-home preferences of consumers, rapidly expanding food delivery services and emerging QSRs, the trend toward fresh, ready-to-eat and prepared foods and the increasing consumer demand for sustainable products and products that protect against contamination. Since the start of 2019, we have launched, or expect to launch prior to the end of 2020, over 70 new items across many of our product categories under our proprietary EarthChoice brand. Our EarthChoice brand of products offers a robust line of sustainable packaging for customers looking for alternatives to traditional products. Foodservice provides significant value for customers through its “one-stop-shop” product and service offering, packaging solutions that align with today’s consumer preferences and by providing consistent and reliable quality.

Confidential Treatment Requested by Pactiv Evergreen Inc.

Pursuant to 17 C.F.R. Section 200.83

The pie charts below show the breakdown of net revenues in our Foodservice segment for fiscal year 2019 by type of customer, by product and by geography.

FY2019 net revenues by customer type	FY2019 net revenues by product	FY2019 net revenues by geography

Food Merchandising

Food Merchandising is a leading North American manufacturer of solutions that package, protect and display food and keep it safe from contamination. Food Merchandising generated $1.4 billion in net revenues and $223 million in Adjusted EBITDA (a 16% Adjusted EBITDA margin) for fiscal year 2019 and its net revenues had a CAGR of (0.4)% from December 31, 2017 through December 31, 2019.

We manufacture containers for delicatessen, bakery, produce and snack food applications; microwaveable containers for fresh, prepared and ready-to-eat food; and trays for meat, poultry and eggs.

Select Food Merchandising products

Meat Trays	Bakery / snack containers	Prepared food trays

Egg cartons	Fruit / produce containers

Food Merchandising’s extensive list of customers includes supermarkets, grocery and healthy eating retailers and other food stores as well as meat, egg, agricultural and CPG processors. We serve our customers nationwide, regionally or locally, depending on their needs.

We operate in the $9 billion North American food merchandising industry. This industry is forecast to grow at a CAGR of approximately 3% during the five-year period from 2019 through 2024. We believe that key growth drivers in North American food merchandising include increased consumption of fresh produce, meat, poultry, prepared foods and baked goods; increased demand for display-ready fresh food; the shift toward smaller containers, as well as fiber-based and higher value packaging formats (e.g. higher cost meat and poultry trays for organic and specialty products) and the proliferation of products designed to meet unique functional needs such as tamper-evident and reclosable containers.

Confidential Treatment Requested by Pactiv Evergreen Inc.

Pursuant to 17 C.F.R. Section 200.83

Food Merchandising has the broadest range of products and packaging solutions in North America. Over 85% of its net revenues for 2019 were from products for which it held a #1, #2 or #3 U.S. market share position. The segment is aligned with increasing customers’ demand for packaging solutions that protect and display fresh food, fresh prepared, already-cooked and ready-to-cook foods. We believe that Food Merchandising provides a compelling value proposition to customers, packages that consumers like and trust and products that meet high standards with rapid turnaround times. Product innovation is focused on high-growth emerging companies where our products help deliver our customers’ brands.

The pie charts below show the breakdown of net revenues in our Food Merchandising segment for fiscal year 2019 by type of customer, by product and by geography.

FY2019 net revenues by customer type	FY2019 net revenues by product	FY2019 net revenues by geography

Beverage Merchandising

Beverage Merchandising is a leading manufacturer of fresh cartons for refrigerated beverage products in North America, primarily serving dairy (including plant-based, organic and specialties), juice and other specialty beverage end-markets. Beverage Merchandising generated $1.6 billion in net revenues and $196 million in Adjusted EBITDA (a 12% Adjusted EBITDA margin) for fiscal year 2019 and has grown its net revenues at a 1.4% CAGR from December 31, 2017 through December 31, 2019.

Based on management data, Beverage Merchandising is the only integrated producer of fresh beverage cartons in North America that offers customers a “one-stop-shop” carton solution, which we refer to as the TPSS. Beverage Merchandising manufactures and supplies integrated fresh carton systems, which include printed cartons with high-impact graphics, spouts and filling machinery. Beverage Merchandising also produces fiber-based LPB for its internal requirements and to sell to other fresh beverage carton manufacturers, as well as a range of paper-based products which it sells to paper and packaging converters. Based on management data, in 2019 Beverage Merchandising held a #1 U.S. and Canada market share position in its key beverage product categories: high-barrier LPB used for gable-top cartons; printed fiber-based beverage cartons; and high-speed filling machinery.

Select Beverage Merchandising products

Fiber products	Fresh beverage cartons	Filling machinery

Beverage Merchandising’s key customers include national and regional dairy, juice and specialty beverage producers, cup, plate and container manufacturers and other beverage carton manufacturers.

Confidential Treatment Requested by Pactiv Evergreen Inc.

Pursuant to 17 C.F.R. Section 200.83

We primarily operate in the $1 billion North American fresh beverage carton industry. The North American fresh beverage carton industry is forecast to grow at a CAGR of approximately 1% during the five-year period from 2019 through 2024. Key growth drivers in North American fresh beverage cartons include increased demand for fresh, plant-based, organic and other specialty dairy products and specialty beverages, the displacement of other packaging formats by recyclable fiber-based cartons and the trend toward smaller size containers of one-half gallon or less. We also operate in growing emerging markets in Asia, including China, Korea, Malaysia and Taiwan and in the Middle East, including Israel, Morocco and Saudi Arabia through our joint ventures. We believe the Asian and Middle Eastern markets we serve are forecast to grow annually at approximately 5% and 3%, respectively, during the four-year period from 2020 through 2024. The growth in demand for the products we manufacture in emerging markets is driven by a growing middle class and urbanization.

One-hundred percent of our product offering is environmentally sustainable and fiber-based (excluding filling machinery and spouts) and our cartons are recyclable. We believe that Beverage Merchandising is well positioned to capitalize on consumer trends that favor fresh, conveniently-sized refrigerated beverage containers made with fiber-based materials that meet the demanding health, safety, speed and reliability requirements of customers and regulators. We believe our market positions, our total systems approach, our manufacturing capabilities and our technical support and other services for customers give us a competitive advantage.

The pie charts below show the breakdown of net revenues in our Beverage Merchandising segment for fiscal year 2019 by type of customer, by product and by geography.

FY2019 net revenues by customer type	FY2019 net revenues by product	FY2019 net revenues by geography

Our Products

We provide a wide range of products to serve convenience-oriented consumers by making it possible for them to eat and drink the fresh food and beverages that they want, when they want and where they want. Our products range from food containers, plates and bowls, hot and cold cups, lids, wraps and cutlery to meat and poultry trays, egg cartons and reclosable fresh beverage cartons. We held a #1, #2 or #3 U.S. market share position in product categories that represent approximately 80% of our total pro forma net revenues in 2019.

Our Strengths

Unrivaled product and substrate breadth for on-the-go food and beverage consumption

We manufacture the broadest range of foodservice, food merchandising and beverage merchandising products in the North American market. We offer over 13,000 unique SKUs made from a diverse range of substrates, including resins, bio-resins, plant and paper-based fiber and aluminum. We believe our extensive product offering is part of what makes us the “one-stop-shop” for our customers by providing them the ability to switch between our products and various substrates to meet evolving customer and consumer preferences.

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Pursuant to 17 C.F.R. Section 200.83

Our material science expertise and state-of-the-art product design and testing capabilities enable us to engineer high-performing materials and create new and innovative products to meet the demanding requirements of our customers and the preferences of consumers as well as to increase food safety. We use our material science expertise to focus on sustainability, performance and material savings. We have an industry-leading analytical lab and dedicated technology center in Canandaigua, New York where we develop innovative resin blending and compounding formulations and processes and new engineered materials using paper/fiber substrates. We also have an innovation center in Bedford Park, Illinois where we have on-site design, testing, prototyping and production capabilities. These unique material and product design capabilities allow us to partner with our customers to rapidly develop and commercialize new and innovative solutions that further increase the value we provide our customers.

Our products are formulated and fabricated in compliance with all applicable food laws and regulations. In addition, our production facilities are independently audited for adherence to good manufacturing practices. All Beverage Merchandising converting facilities have received SQF certification, and 23 Foodservice and Food Merchandising facilities have achieved BRC certification for meeting globally-recognized standards related to food safety and quality.

We believe we offer the most extensive selection of eco-friendly fresh food and beverage products in North America that are manufactured from recycled, recyclable or renewable materials and we continue to grow our offering of sustainable products with new bio-resin and fiber-based offerings. We offer customers environmentally-friendly alternatives across nearly all of our products and categories today and we believe our EarthChoice brand is the largest eco-friendly foodservice brand with one of the broadest product lines in the North American foodservice industry.

Market leading positions across a broad range of products

We held a #1, #2 or #3 U.S. market share position in product categories that represent approximately 80% of our total pro forma net revenues in 2019. Our scale and broad product offering, efficient low-cost nationwide manufacturing and hub-and-spoke distribution capabilities, together with the various services, efficiencies and reliability we offer customers, create our unique and compelling value proposition. We believe that our market leading positions in almost every product category in North America provide pricing power, purchasing leverage and help generate strong margins. Foodservice held a #1, #2 or #3 U.S. market share position in almost all of its product categories in 2019. Over 85% of Food Merchandising’s net revenues for 2019 were from product categories in which it held a #1, #2 or #3 U.S. market share position. Based on management data, Beverage Merchandising is the only integrated fresh beverage carton producer in North America and in 2019, it held a #1 U.S. and Canada market share position in its key beverage product categories: being high-barrier LPB used for gable-top cartons; printed fiber-based beverage cartons; and high speed filling machinery. We believe our market positions and scale are a significant competitive advantage and would be difficult for any competitor to replicate.

Confidential Treatment Requested by Pactiv Evergreen Inc.

Pursuant to 17 C.F.R. Section 200.83

Growing consumer-oriented end markets

We serve customers in the fresh foodservice, fresh food merchandising and fresh beverage carton markets and we are well positioned to benefit from growth trends in each of these markets. Our businesses are aligned with secular growth in demand for convenient, on-the-go fresh food and beverages and for products made from sustainable materials.

Confidential Treatment Requested by Pactiv Evergreen Inc.

Pursuant to 17 C.F.R. Section 200.83

The addressable North American Foodservice market is valued at approximately $22 billion and is expected to grow at a CAGR of 4.2% during the five-year period from 2019 through 2024. We believe the breadth of our fresh, convenience-oriented and sustainable packaging solutions positions us to benefit from the key trends driving growth in the foodservice market. Consumers are increasingly eating food prepared away-from-home, as evidenced by the growing popularity of online delivery, take-out, drive-thru, emerging QSR brands and catering and events services. There has been a significant shift toward away-from-home eating, with away-from-home consumer spending increasing to 54% of total U.S. consumer food spending in 2018, compared to only 48% in 2000. We expect away-from-home’s percentage of overall consumer food spending to continue to increase in the future. Online food delivery transactions are expected to grow approximately 8% per annum through 2024, assuming no recession. We believe growth in on-the-go hot and cold beverage consumption will drive increased consumption of our cups, lids and straws. In addition, we believe favorable demand trends in many of our other product categories, such as growing demand for chef-inspired packaged food and restaurant-prepared foods, will also drive increased consumption of our foodservice products. Consumer preference is shifting toward higher-priced and eco-friendly fiber-based substrates. Increased demand for value-add and safety features, such as enhanced tamper evidence, is also an important growth driver in the foodservice market. We believe our extensive selection of on-the-go and sustainable products with innovative features positions us to benefit from these growth trends.

The addressable North American Food Merchandising market is valued at approximately $9 billion and is expected to grow at a CAGR of 3.1% during the five-year period from 2019 through 2024. We believe our expansive selection of innovative and sustainable packaging solutions positions us to benefit from market trends driving growth in the North American food merchandising market. Consumption of fresh produce, meat, poultry, prepared food and baked goods in North America is increasing. Consumer preference is shifting toward fiber-based packaging and smaller product formats. Consumers increasingly want to be able to see the food they buy while being assured of its safety and they increasingly want food that is fresh and ready-to-eat. In addition, the North American food merchandising market is projected to grow as consumers shift toward higher value and feature-rich formats (e.g. innovative tamper-evident containers and recycled PET meat and poultry trays for organic and specialty products) and with the proliferation of proprietary products designed to meet unique functional needs for customers, such as meat and poultry trays that are engineered to be packed and wrapped at high speeds. We believe we are positioned to benefit from these trends due to our wide-ranging product offerings and our ability to design and develop innovative products that meet evolving consumer preferences and the specific requirements of our customers.

Confidential Treatment Requested by Pactiv Evergreen Inc.

Pursuant to 17 C.F.R. Section 200.83

The addressable North American Beverage Merchandising market is valued at approximately $1 billion and is expected to grow at a CAGR of 0.6% during the five-year period from 2019 through 2024. We believe demand for fresh beverage cartons will increase as consumer preference shifts toward fresh, refrigerated, organic and plant-based dairy and smaller product formats (i.e. cartons that are one-half gallon or smaller). We believe that demand will also increase as consumer preference shifts toward convenient, sustainable and visually-attractive printed fiber beverage cartons from alternative formats. We believe that a growing middle class and urbanization trends in emerging markets in Asia and the Middle East position us to continue benefitting from international growth as well. We believe our broad range of sustainable, fiber-based beverage packaging will allow us to benefit from these trends.

An important trend affecting all three of our business segments is the growing preference of consumers for fresh and prepared food and fresh beverages. Almost every product we make across our three segments is specifically designed for fresh food and beverages and we expect to benefit from the consumer’s desire to increasingly eat and drink fresh. Whether consumers eat at home or away-from-home, we believe we are well-positioned to cater to their preferences.

Recession-resilient Financial Profile

We believe our participation in recession-resilient food and beverage end markets helps us maintain a strong Adjusted EBITDA from continuing operations profile throughout the economic cycle. Regardless of the economic environment, consumers will continue to eat and drink and our products keep their food and beverages safe and fresh.

Our strong Adjusted EBITDA from continuing operations profile is also driven by our long-term contracts with customers that average approximately three years in length and that contain raw material, energy, freight and other variable costs pass-through mechanisms. We have secured long-term contracts with many of our major customers, and together these contracts represented a total of 55% of our pro forma net revenues for the year ended December 31, 2019. Of the total net revenues generated pursuant to these contracts in 2019, 60% was covered by specific and effective cost pass-through mechanisms that insulate us to a substantial extent from fluctuations in raw material and other variable costs. We expect the combination of long term contracts with our customers and the pass-through mechanisms in many of these contracts will lead to greater certainty of future net revenues and help reduce the volatility of our Adjusted EBITDA from continuing operations.

Confidential Treatment Requested by Pactiv Evergreen Inc.

Pursuant to 17 C.F.R. Section 200.83

Compelling value proposition backs longstanding strategic partnerships with blue chip customer base

Our customer relationships across leading FSRs and QSRs, foodservice distributors, supermarkets, grocery and healthy eating retailers, other food stores, fresh food and beverage producers and food processors are based on a long history of trust. We believe we have developed strong long-term partnerships with a diverse group of blue-chip customers due to our compelling value proposition driven by our broad range of products, national distribution network and ability to quickly design and manufacture innovative custom solutions.

We believe our “one-stop-shop” model offers our customers significant commercial, logistics and cost advantages. Our breadth of products and nationwide network of regional mixing centers means we can partner with customers anywhere in the United States and meet their wide-ranging food and beverage packaging needs. We offer our customers the ability to work with one salesperson, place one order with one customer service representative and receive one shipment, thereby improving efficiencies and lowering working capital. Customers are able to minimize supply chain and logistics costs by shipping with full truck loads from our distribution centers rather than shipping from multiple locations or overseas with our competitors.

We partner with our customers to develop new product designs that help them market their brands. Through our leading production technology and material science expertise, we are able to rapidly develop new products and features that meet the evolving preferences of consumers.

Customers rely on our products to help protect their brands by keeping food and beverages safe and fresh. Whether it is a hot coffee cup with the iconic logo of one of our national Foodservice customers or Food Merchandising’s clear containers that let consumers see the fresh salads and fruit at their supermarket, our products are integral to consumers’ everyday lifestyles. Each one of Beverage Merchandising’s fresh beverage filling machines safely and reliably fills approximately 1 million cartons each week for our customers without leakage or spoilage, which is critical to protecting their brands. Customers depend on the quality, reliability and performance of our products for critical applications like these and many others. Our customers trust us with their brand reputation each time they use our products.

We have also invested in programs that allow us to better serve our clients by improving the procurement process. Our VPA tool helps customers navigate our extensive product offering and directs them toward the products that best fit their packaging needs.

We believe these value-added services differentiate us from our competitors and strengthen our position as a leading strategic partner with our customer base.

Examples of our customers by segment:

Foodservice	Food Merchandising	Beverage Merchandising

Confidential Treatment Requested by Pactiv Evergreen Inc.

Pursuant to 17 C.F.R. Section 200.83

Well-invested, nationwide footprint and unique distribution model enhances competitive position

We have a large well-invested, manufacturing base and a hub-and-spoke distribution network in the United States and the international geographies in which we operate. The majority of our assets are in the United States, which allows us to provide an extensive offering of products manufactured in the United States to our customers. We believe our manufacturing footprint and distribution network provides us a competitive advantage in each of our segments. Foodservice is the only manufacturer in the United States with an extensive nationwide hub-and-spoke distribution network, which enables customers to buy across our entire product offering. Food Merchandising is a low cost U.S. manufacturer with well-invested facilities that are within close proximity to our customer base. We have an unrivaled product offering in the North American foodservice and food merchandising markets and a “one-face-to-the-customer” service model. This service model uses one sales representative per account to produce one order which is supported by one customer service representative that is responsible for one shipment with one invoice. We believe Beverage Merchandising is uniquely positioned in the U.S. and in the emerging markets we serve as the only producer that manufactures fresh beverage cartons, filling machinery and LPB.

We have made manufacturing flexibility a priority in our investment of capital. We are able to offer substrates and product lines to match changing market needs efficiently and at low cost. This enables us to scale production to match the requirements of our customers and trends in the market, including for example, increasing our use of recycled and recyclable material to produce a greater number of sustainable products. We have strategically invested in flexible manufacturing assets that can be quickly converted to produce alternative products. We believe the flexibility of our manufacturing capabilities across our large asset base is a competitive advantage.

Foodservice has 16 manufacturing plants. Food Merchandising has 24 manufacturing plants. Foodservice and Food Merchandising share the use of 26 warehouses and 8 regional mixing centers. Beverage Merchandising has 6 U.S. beverage carton manufacturing plants, 7 international beverage carton manufacturing plants (including 3 plants in our joint ventures), 2 filling machinery plants, 3 extrusion plants, 2 integrated LPB and paper mills and 3 chip mills. Each of our manufacturing plants is managed by a manufacturing director, and we utilize lean operating practices and information technology to measure performance against objective metrics to optimize manufacturing efficiency and reduce cost. We estimate that it would require more than $11.6 billion to replicate our manufacturing assets, and we believe it would be exceedingly difficult to recreate our proprietary manufacturing know-how and in-house developed technologies that enable us to produce the broad range of high-quality products we efficiently manufacture, distribute and sell to customers. In addition, it would be difficult to construct comparable manufacturing facilities across the breadth of our locations and capabilities.

We have made significant investments in our manufacturing plant network, including approximately $810 million in pro forma capital expenditures over the last three fiscal years, approximately $460 million of which has been invested in growth and productivity initiatives. These investments have centered on automation, operational efficiencies and innovation for value-add and eco-friendly product offerings. We believe that these investments will help drive future growth in Adjusted EBITDA from continuing operations.

Sustainability focus is aligned with today’s consumer preferences and our customers’ goals

We offer a broad range of sustainable products that are made with recycled, recyclable, renewable or compostable materials. We manufacture an eco-friendly alternative across nearly our entire range of products. Through our state-of-the-art production technology and material science experience, we have the ability to develop new value-add and sustainable materials and solutions. We believe we are well positioned to benefit from changing consumer preferences for more environmentally sustainable products. In fiscal year 2019, approximately 65% of our pro forma net revenue came from products made from recycled, recyclable or renewable materials.

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In addition, many of our customers have publicly-stated goals to increase the use of sustainable products. Our new material and product innovations are being developed with these and other goals in mind. As current customers using traditional materials look to switch to more sustainable alternatives, we are well-positioned to quickly and effectively support them.

Foodservice offers a rapidly growing selection of sustainable products through our EarthChoice brand. Food Merchandising is the leading North American producer of fiber-based egg packaging. The portfolio includes over 250 products, each with at least one of our four environmental attributes:

•	Reduce: We reduce the use of petroleum-based materials by incorporating other materials, such as minerals and plant-based starches, into select EarthChoice products.

•	Recycle: We manufacture products that include post-consumer recycled materials and actively engage in initiatives to expand recycling of foodservice packaging.

•	Renew: We utilize renewable resources and promote initiatives to broaden composting of foodservice packaging.

•	Reuse: We design products that may be washed and reused by consumers.

Beverage Merchandising’s reclosable fresh beverage packaging consists entirely of sustainable fiber-based cartons (excluding spouts). Our cartons are recyclable and are made with over 70% renewable material. We hold third-party certifications from Forest Stewardship Council, the Programme for the Endorsement of Forest Certification and the Sustainable Forestry Initiative which demonstrate our commitment to responsible wood procurement and chain-of-custody procedures.

In addition to our use of recycled and renewable materials, we also support efforts to expand opportunities for consumers to recycle or compost our products, notably as one of the founding members of the Carton Council, Paper Recovery Alliance, Plastics Recovery Group, Foam Recycling Coalition and the Paper Cup Alliance. We have demonstrated our commitment to use more recycled plastic by joining the Association for Plastic Recyclers’ Demand Champions program. We engage with the composting industry through the U.S. Composting Council, and a growing number of our products are certified compostable by the Biodegradable Products Institute. We are a longstanding member of the Sustainable Packaging Coalition, an industry working group dedicated to a more robust environmental vision for packaging.

We are working to limit our environmental impact by reducing greenhouse gas emissions, increasing energy efficiency and minimizing waste going to landfills. For example, nearly 60% of the energy we use in Beverage Merchandising to make paper comes from biomass, a renewable energy source, and we generate solar energy for local communities near our Canton, North Carolina mill. In addition, we consistently optimize our freight routes in order to lower fuel consumption, and we recycle internally almost all our plastic processing scrap into manufacturing our own products and recycle externally our paper scrap, reducing material going to landfills.

Demonstrated track record of new product development

We have a proven history of product innovation, including the introduction of new products and the addition of innovative features to existing products. Innovation is a core capability we are proud of and a key focus area going forward as we strive to enhance our product portfolio, drive growth and increase margins.

We have significant intellectual property and proprietary know-how. We hold over 400 patents related to product design, utility and material formulations.

Our primary focus areas for product innovation are the development of packaging with new value-add features, engineering new materials that improve the performance of our products and commercializing new environmentally-friendly packaging solutions. Both consumer preferences and the requirements of our customers

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continually evolve and we strive to develop new value-add features and products to meet those needs. Through our long-standing customer relationships, we gain valuable insight into our customers’ needs and are able to identify, engineer and develop the optimal products for them. Functionality, quality, material savings, brand marketing and safety are key drivers in our product development. Examples of our product innovations include reclosable beverage cartons, proprietary SecuriTESMART tamper-evident containers, strawless lids, compostable cutlery and recycled PET containers.

In Foodservice, our product innovation initiatives are focused on developing new products made from sustainable materials. Since the start of 2019, we have launched, or expect to launch by the end of 2020, over 70 new items across many of our product categories under our EarthChoice brand. In Food Merchandising, our product innovation is focused on rapidly growing emerging companies for whom packaging helps deliver their brand. In Beverage Merchandising, we have developed a variety of carton designs to help beverage manufacturers differentiate their products and generate stronger brand recognition. Our barrier board technology allows our customers to achieve longer shelf life for their products as well as protecting against the loss of vitamins and other nutrients.

In 2019, on a pro form basis, we spent a total of $22 million on research and development efforts. We have dedicated technology and innovation facilities, and we employ personnel focused on product development, material innovation and process improvement. We maintain a robust pipeline of potential new projects related to new products, materials and process improvements, and we currently have over 150 active projects across our three segments. Examples of the commercialization of our research and development projects include:

•	New products: Our new EarthChoice line of compostable plates and bowls and our new dual color polypropylene hinged lid line of containers

•	New materials: Foamed PET, next-generation CPET and polyethylene-free cup stock

•	Process improvements: Increased use of RPET in PET products and improved thermoforming processes aimed at enabling us to use alternative materials and increase output

Foodservice

EarthChoice compostable plates, bowls, straws and cutlery	PET strawless lids

Food Merchandising

PET thermoformed containers	RPET tamper-evident hinge lid containers	Ovenable recycled CPET containers

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Beverage Merchandising

SmartPak sustainable cartons	Poly-free paper hot and cold cups

Attractive financial profile with strong free cash flow generation

We have an attractive financial profile with strong free cash flow generation. Our large and growing end markets, unrivaled North American manufacturing and distribution network, effective raw material cost pass-throughs and active cost management result in high margins and strong free cash flow generation. The majority of our net revenues are pursuant to long-term customer contracts that include resin and other raw material cost pass-through provisions, and many of our contracts include cost pass-through provisions for other cost components, including freight, energy, labor and cost of living. The contractual pass-through mechanisms ensure that substantially all increases and decreases in the cost of resin are passed on to customers, which mitigates the effect of resin price movements on our profitability. We also effectively manage our raw material costs by leveraging our significant purchasing scale to obtain favorable pricing with our diversified supplier base.

World-class management team

We have a committed team of talented management, led by John McGrath, our Chief Executive Officer, who has over 35 years in the industry. The rest of our leadership team averages over 20 years of industry experience.

Our management team is focused on their vision for the Group, which includes a culture of innovation, excelling at quality and service, creating relied-on products that are part of people’s lives, minimizing our impact on the environment and constantly evolving the business to meet customers’ needs. Our management team’s key accomplishments include integrating, developing and growing the Group with a strong ethics-driven and safety-focused culture while still achieving a leading market share and strong financial results. In addition, we attribute our lower than industry standard employee turnover rates to our collaborative, trustworthy company culture and our unwavering commitment to safety and to our approximately 15,000 employees. Our strong management team is well positioned to effectively manage the business into the future with a depth of talented and dedicated employees already primed to lead the next generation of the Group.

Our Strategy

Continue to capitalize on our industry leading position and grow with our customers

We participate in large and growing food and beverage markets with strong market penetration. We have market leading positions in many of the product categories that we participate in and have developed longstanding strategic partnerships with our customers. We offer our customers a broad and innovative selection of product solutions across a wide range of substrates. We provide a wide range of value-added services to our customers. We believe our extensive manufacturing and distribution network makes us one of the lowest cost and most flexible manufacturers in our industry. We have the capability to meet the demanding and evolving product, material and performance requirements of our customers. We are positioned to supply customers in fast-growing markets, such as fresh and prepared food delivery, healthy eating retailing and plant-based dairy substitutes, and in emerging market geographies. We believe we offer our customers a unique and compelling value proposition.

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These factors and our focus on offering a high quality portfolio of food and beverage packaging products provide tremendous value to our customers and continue to drive growth.

Target profitable growth through new and innovative products

Our demonstrated track record of product innovation has in our view helped differentiate us from our competitors and gain business with customers. Our product innovation drives incremental growth and margin within the product categories in which we compete. We intend to use our broad manufacturing capabilities, product development know-how and material science expertise to continue to add to our product offering and to enter adjacent product categories across our segments.

We believe there are significant opportunities in the markets we serve for us to develop new products. We are developing products with increased functionality and innovative features to help our customers improve the fresh, prepared and ready-to-eat products they offer to consumers. We are also developing products to build consumers’ point of sale awareness of our customers’ brands. Additionally, we believe increasing environmental awareness, sustainability and safety concerns of consumers will continue to create significant new product opportunities for us. We expect these and other new opportunities will generate incremental profitable growth for us.

In Foodservice, we are introducing new compostable plates and bowls made from internally sourced proprietary fiber board, compostable cutlery and straws made from plant-based resins, two-piece polypropylene container systems and strawless lids made from recyclable resins. In Food Merchandising, we are introducing recycled PET meat trays, recycled PET foam egg cartons, recycled PET thermoformed containers, ovenable CPET containers and recycled PET hinged-lid containers with proprietary tamper-evident hinge features under the SecuriTESMART tamper-evident line. In Beverage Merchandising, we have introduced our SmartPak line of sustainable beverage cartons and we are developing a poly-free fiber board for use in paper cups and cartons, which we believe will be a major product innovation.

Execute on operational excellence and reduce cost

We intend to reduce our operational costs without compromising quality or efficiency by implementing a series of cost reduction programs as part of our SPMO initiatives.

Since 2017, we have experienced declines in our Adjusted EBITDA from continuing operations due to a number of what we believe to be temporary factors that include: increased labor costs due to labor shortages in 2018; increased freight costs driven by a shortage of truck drivers in 2018; increased raw material costs driven primarily by inclement weather that affected Beverage Merchandising’s primary source of wood raw materials in 2019; and operational issues at our two Beverage Merchandising mills in 2018 and 2019. The conditions that drove the increased freight, raw material and labor costs have subsided. Nonetheless, to address the labor shortages, we have implemented automation programs to decrease total labor costs. At our Beverage Merchandising mills, we have invested in our assets and our systems to increase our operational efficiency.

We are investing in additional programs to further improve our operations and reduce our costs:

•

Increase productivity through automation: We continue to invest in automating manual tasks to increase operating efficiency and safety. We commenced a systematic automation program in 2017 to lower labor costs and eliminate repetitive tasks, which we expect to complete by the end of 2020. Our automation strategy includes implementing end of production line automation and palletizing, introducing automated vehicles, changing work flow and work cells to streamline processes and integrating COBOTs with our employees. We estimate that phase 1 of our system automation program will require approximately $88 million of capital expenditures. Through June 30, 2020, we have invested $         million in phase 1 of this program. We have targeted up to approximately $32 million of total annual cost savings from this

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program. We have identified additional opportunities to expand our automation initiatives in phase 2 of this program, and we expect that those investments will have attractive paybacks on invested capital.

•

Improve operations through digital transformation: We have launched a number of digital initiatives to significantly improve our operational efficiency and effectiveness, including our Factory Asset Intelligence program, our fast analytics program, our RPOT and our VPA for customers. The factory asset intelligence program was designed to target productivity increases of 10% across our manufacturing facilities. We have implemented the program at two facilities and have established a dedicated team to help implement the program at additional sites and at a significantly reduced cost. Our fast analytics program enables us to obtain and analyze data, which helps us make real-time decisions to improve the operation, efficiency and speed of decision-making throughout many aspects of the business. RPOT lowers cost by optimizing our resin purchase plan based on demand, manufacturing constraints, commodity cost forecasts and supply constraints. We intend to replicate our resin tool for other complex purchases throughout our business. Our proprietary VPA helps customers select the products that best fit their packaging needs. These initiatives are helping us build our integrated, data-driven culture to transform our operations through digitally-connected people, assets and processes. We estimate that our digital transformation initiatives will, in the aggregate, require $41 million in capital expenditures, of which we have invested approximately $         million as of June 30, 2020. We have targeted up to approximately $23 million of total annual cost savings from these initiatives.

•

Reduce costs through an integrated supply chain: We are integrating our supply chain by implementing production planning, transportation management and warehouse management software. We are increasing our operational efficiency through interweaving task management and other initiatives that will improve throughput and productivity. These programs will improve supply chain management, reduce inventory and drive out cost. We have invested a total of $         million in our supply chain initiatives as of June 30, 2020 and these initiatives are now complete. We have targeted up to approximately $24 million of total annual cost savings from these initiatives.

•

Mill operations improvement: We have launched a number of programs focused on improving the performance and earnings of our two Beverage Merchandising LPB mills. Our Operator Driven Reliability, or ODR, program focuses our operators on optimizing lubrication, managing vibration and ensuring precision alignment, with the aim of reducing production variability and improving productivity. We have new personnel initiatives aimed at recruitment, increased training and employee certification along with increased support from our suppliers and technical experts. We are installing a predictive analytics and visualization system at our Canton, North Carolina mill to optimize quality and speed throughout the entire production process. A number of small capital expenditure projects have commenced or are under consideration, in each case aimed at lowering cost and/or improving productivity in certain sub-processes within our mills, such as white liquor optimization and bark boiler natural gas conversion.

Integrate Beverage Merchandising

Beverage Merchandising has historically been operated and managed as an individual reportable segment, separate from Foodservice and Food Merchandising. We believe the integration of the businesses will generate new product opportunities that capitalize on Beverage Merchandising’s fiber manufacturing and material science capabilities. We will leverage Beverage Merchandising’s fiber capabilities and Foodservice and Food Merchandising’s resources to create innovative customized products. For example, we have launched a line of fully compostable paper plates and bowls under the EarthChoice brand, which combines the strengths of Beverage Merchandising’s barrier board manufacturing technology and Foodservice’s go-to-market expertise.

We believe that we can complete this integration with minimal capital expenditures. In addition, we expect to make approximately $33 million in capital expenditures to capitalize on commercial opportunities created by the integration of the businesses. We believe these capital expenditures have an attractive payback period and will help drive future growth.

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Focus on sustainability as a growth opportunity

We view sustainability as a growth opportunity. We offer one of the broadest lines of eco-friendly products for fresh food and beverages in the North American market to support our customers’ sustainability goals and meet consumers’ demands. Unlike some other industry participants, most of our environmentally friendly products are produced in the United States.

We believe we are well positioned to benefit from trends toward sustainable products. Consumers increasingly prefer products which are made from recycled, recyclable or renewable materials. Consumers are also often willing to pay more for food and beverage items made from environmentally-friendly substrates, which result in sales with higher profitability for us.

Across our business, we believe we are well positioned to benefit from growth in fiber-based, recycled, recyclable and compostable packaging. We are committed to launching new and innovative sustainable product lines. In Foodservice, we continue to develop and introduce new products under the EarthChoice brand, which includes a comprehensive sustainable portfolio of products made with bio-resins, fiber, recyclable PET and mineral filled polypropylene. In Food Merchandising, we are the largest producer of molded fiber egg cartons in the United States and believe we are positioned to benefit from shifts toward fiber and away from foam polystyrene. Our Food Merchandising segment continues to produce new sustainable product innovations, such as our recycled PET meat trays and egg cartons. In Beverage Merchandising, we continue to develop new fiber-based beverage cartons, such as our SmartPak line of sustainable cartons.

We actively manage our portfolio of products to capitalize on material substitution opportunities to improve Adjusted EBITDA from continuing operations. For fiscal year 2019, approximately 65% of our pro forma net revenues were derived from products made with recycled, recyclable or renewable materials, and our goal is 100% by 2030.

Carefully evaluate and pursue highly accretive acquisitions

Given the breadth of our product offering, multiple business platforms in fresh food and beverage merchandising and the scale of our manufacturing, distribution and customer network, we believe we are well positioned to grow through strategic acquisitions within our industry. Furthermore, we believe we have a competitive advantage over our peers in mergers and acquisitions due to our historical acquisition track record and ability to leverage our scale to generate incremental synergies versus our peers.

We are an experienced consolidator with a proven track record of successfully integrating our acquired companies to capture synergies and broaden our product offering. We intend to continue to apply a selective and disciplined acquisition strategy that focuses on enhancing our scale, product diversity and geographic reach, while bolstering our financial performance through synergies and additional cash generation. In addition, we may also divest non-core assets from time to time.

Our Industry

We primarily operate in the North American foodservice, foodservice packaging, retail and food processor packaging and liquid carton containers industry, which had a combined market size of approximately $32 billion in 2019.

Foodservice refers broadly to products used in restaurants and for away-from-home eating and drinking. Food Merchandising refers broadly to products for fresh, prepared and ready-to-eat, on-the-go or eat-at-home foods sold through supermarkets, grocery and other food stores. Beverage Merchandising refers broadly to cartons and related products for refrigerated fresh dairy, juice and specialty beverages sold in retail outlets and used in school lunches.

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Foodservice

The North American foodservice market was approximately $22 billion in 2019. The market grew at a CAGR of 3.0% during the four-year period from 2015 through 2019 and is expected to grow at a CAGR of 4.2% during the five-year period from 2019 through 2024.

The addressable foodservice market we serve includes containers, cups, lids, plates and bowls, utensils, wraps and cafeteria trays.

	Total estimated size ($ in billions) Year ended December 31, 2019	2015 – 2019 market CAGR	2019 – 2024 forecasted market CAGR
Containers	$10.1	4.0%	5.8%
Cups	$5.9	1.5%	2.6%
Lids	$0.9	1.0%	3.5%
Plates and bowls	$1.1	—%	0.5%
Utensils	$0.7	3.0%	2.1%
Film and foil wraps	$1.5	3.9%	3.6%
Cafeteria trays	$0.2	3.1%	7.1%

Note: Information above represents North American market only. Category market size based on third party study. Excludes paper bags.

We believe that key growth drivers in the North American foodservice market include increased demand for fresh food and beverages that can be consumed safely and easily on-the-go; growing consumer demand for take-out, eat-at-home and order-in food delivery options; increasing catering and event services; and the shift toward higher value and feature-rich formats (e.g. tamper-evident and reclosable containers) and higher priced eco-friendly products and substrates.

Food Merchandising

The addressable North American food merchandising market was valued at approximately $9 billion in 2019. The market grew at a CAGR of 4.3% during the four-year period from 2015 through 2019 and is expected to grow at a CAGR of 3.1% during the five-year period from 2019 through 2024.

The North American food merchandising market we serve includes meat and poultry trays, bakery and snack containers, prepared food trays, egg cartons and fruit and produce containers.

	Total estimated size ($ in billions) Year ended December 31, 2019	2015 – 2019 market CAGR	2019 – 2024 forecasted market CAGR
Meat and poultry trays / containers	$2.1	2.6%	2.2%
Bakery trays / containers	$1.2	4.8%	2.8%
Prepared food trays	$2.2	5.2%	3.7%
Egg cartons	$0.5	3.1%	2.8%
Fruit / produce trays / containers	$1.5	6.0%	4.6%

Note: Information above represents North American market only. Category market size based on third party study. Excludes other trays / containers.

We believe that key growth drivers in North American food merchandising include increased consumption of fresh produce, meat, poultry, prepared foods and baked goods; increased demand for display-ready fresh food;

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the shift toward smaller containers as well as fiber-based and higher value packaging formats (e.g. higher cost meat and poultry trays for organic and specialty products) and the proliferation of products designed to meet unique functional needs such as tamper-evident and reclosable containers.

Beverage Merchandising

The addressable North American beverage merchandising market was valued at approximately $1 billion in 2019. The market had a CAGR of (0.2)% in the four-year period from 2015 through 2019 and is expected to grow at a CAGR of 0.6% during the five-year period from 2019 through 2024.

The North American beverage merchandising market we serve includes fresh beverage cartons, fiber products and filling machinery.

	Total estimated size ($ in billions) Year ended December 31, 2019	2015 – 2019 market CAGR	2019 – 2024 forecasted market CAGR
Fresh beverage cartons	$1.1	(0.2)%	0.6%

Note: Information above represents North American market only and does not include Beverage Merchandising’s international markets. Category market size based on third party study. CAGR assumes no pricing change.

We believe key growth drivers in North American beverage merchandising include increased demand for fresh, plant-based, organic and other specialty dairy products and specialty beverages, the displacement of other packaging formats by recyclable fiber-based cartons and the trend toward smaller size containers of one-half gallon or less.

We also operate in growing emerging markets in Asia, including China, Korea, Malaysia and Taiwan and in the Middle East, Israel, Morocco and Saudi Arabia through our joint ventures. We believe the Asian and Middle Eastern markets we serve are forecast to grow annually at approximately 5% and 3%, respectively, during the four-year period 2020 through 2024. The growth in demand for the products we manufacture in emerging markets is driven by a growing middle class and urbanization.

Customers

We supply our products to a broad and diversified mix of companies, including FSRs and QSRs, foodservice distributors, supermarkets, grocery and healthy eating retailers, other food stores, food and beverage producers and food processors. Based on management data, in 2019 we were the #1 supplier to many of our customers across our product categories in the aggregate, including four of the five largest foodservice distributors, eight of the ten largest supermarket chains, three of the four largest dairies, and the three largest QSR groups. We were also the #1, #2 or #3 packaging supplier to six of the eight largest meat and poultry processors. Our customers range from large blue-chip multinational companies to national and regional companies to small local businesses. Food Merchandising’s extensive list of customers includes supermarkets, grocery and healthy eating retailers and other food stores as well as meat, egg, agricultural and CPG processors. We serve our customers nationwide, regionally or locally, depending on their needs. Beverage Merchandising’s key customers include national and regional dairy, juice and specialty beverage producers, cup, plate and container manufacturers and other beverage carton manufacturers. We have a diverse business with no single customer representing more than 10% of our pro forma net revenues for fiscal year 2019. In fiscal year 2019, our top ten customers accounted for 37% of our pro forma net revenues.

Our contracts with customers average approximately three years in length and generally contain mechanisms to pass through changes in raw material costs, and may contain pass-through mechanisms for freight and other variable costs. We have secured long-term contracts with many of our major customers, and together

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these contracts represented a total of 55% of our pro forma net revenues for the year ended December 31, 2019. Of the total net revenues generated pursuant to these contracts in fiscal year 2019, 60% was covered by specific cost pass-through mechanisms that insulate us to a substantial extent from fluctuations in raw materials and certain other variable costs.

Marketing and Sales

Our Foodservice and Food Merchandising segments primarily use a direct sales force to sell to foodservice and retail customers and also utilize third-party brokers for selected products and accounts. Our marketing and sales effort is premised on the “one-face-to-the-customer” value proposition which offers our customers the ability to work with one salesperson, place one order with one customer service representative and receive one shipment, thereby improving efficiencies and lowering working capital. In addition to the sales professionals and customer service representatives, the sales organization includes marketing teams and an internal logistics and transportation team.

Our Beverage Merchandising segment’s sales and marketing staff coordinates and performs all customer interaction activities, including sales, marketing and technical services. Beverage Merchandising reaches its large and diversified customer base primarily through a direct field sales force. Beverage Merchandising’s customer service representatives are responsible for processing sales orders, expediting production and liaising with customers on order status. Machine service technicians, paper technicians and field service engineers work closely with key account managers to satisfy customers’ needs.

New Product Development

Our material science expertise and state-of-the-art product design and testing capabilities enable us to engineer and create new and innovative products to meet the requirements of our customers and preferences of consumers while increasing food safety. We have an analytical lab and dedicated technology center in Canandaigua, New York where we develop innovative resin blending and compounding formulations and processes and new engineered materials using paper/fiber substrates. We also have an innovation center in Bedford Park, Illinois where we have on-site design, testing, prototyping and production capabilities. These facilities support and accommodate the full range of research, formulation, design and testing requirements related to customer-driven applications, including design studios, analytical and quality test laboratories, pilot operations for new materials and technology development, test kitchens, rapid prototyping modules and commercial tooling fabrication operations. Research and development costs, on a pro forma basis, were $22 million, $19 million and $16 million for the years ended December 31, 2019, 2018 and 2017, respectively.

These unique material and product design capabilities allow us to partner with our customers to rapidly develop and commercialize new and innovative solutions that further increase the value-add we provide our customers. Examples of our product innovations include reclosable beverage cartons, proprietary tamper-evident containers, strawless lids, compostable cutlery and recycled PET containers. We continue to actively develop new products, primarily focusing on developing packaging with new value-add features, engineering new materials that improve the performance of our products and commercializing new environmentally-friendly packaging solutions.

Competition

Foodservice and Food Merchandising have an unrivaled product offering in North America and a leading customer value proposition exemplified by their “one-stop-shop,” “one-face-to-the-customer” and nationwide hub-and-spoke distribution models. Foodservice is a leading manufacturer of food containers, hot and cold cups, lids, plates, bowls, cutlery and straws, wraps and cafeteria trays. Food Merchandising is a leading manufacturer

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of containers for delicatessen, bakery, produce and snack foods applications, containers for prepared and ready-to-eat food and trays for meat, poultry and eggs. Based on management data, Beverage Merchandising is the only integrated producer of fresh beverage cartons in North America that offers customers a “one-stop-shop” carton solution, which we refer to as the TPSS. Beverage Merchandising manufactures and supplies integrated fresh carton systems, which include printed cartons with high-impact graphics, spouts and filling machinery. Beverage Merchandising also produces fiber-based LPB to sell to its fresh beverage manufacturing competitors. We believe our TPSS differentiates us from our North American competitors and helps us to secure increased volumes and better terms with our customers and a large share of the North American market.

We believe that due to our extensive nationwide footprint and breadth of our product line, we have no single competitor that competes with us across all regions and all product lines in North America. The following companies, among others, compete with us: Dart Container Corporation, Huhtamäki Oyj, Berry Global Group, Inc., Genpak LLC, Sonoco, Paper Excellence Group, Stora Enso Oyj, Amcor plc, Sealed Air Corporation, Silgan Holdings, SIG Combibloc and Elopak.

The markets in which we sell our products historically have been, and continue to be, highly competitive. Competition in our industry is based on a number of factors including price, service, quality and product offering. While we have long-term relationships with many of our customers, the underlying contracts may be re-bid or renegotiated from time to time, and we may not be successful in renewing on favorable terms or at all, as pricing and other competitive pressures may occasionally result in the loss of a customer relationship.

Seasonality

Portions of our business are moderately seasonal. Our Foodservice and Food Merchandising operations peak during the summer and fall months in North America when the favorable weather, harvest and holiday season lead to increased consumption, resulting in greater levels of sales in the second and third quarters. Beverage Merchandising’s customers are principally engaged in providing products that are generally less sensitive to seasonal effects, although Beverage Merchandising does experience some seasonality as a result of increased consumption of milk by school children during the North American academic year, resulting in a greater level of carton product sales in the first and fourth quarters.

Manufacturing and Distribution

The majority of our manufacturing assets are in the United States, which allows us to provide an extensive offering of products manufactured in the United States to our customers. We believe our manufacturing footprint and distribution network provide us with a competitive advantage in each of our segments. Foodservice is the only manufacturer in the industry with an extensive nationwide hub-and-spoke distribution network, which enables customers to buy across our entire product offering. Food Merchandising is a low cost U.S. manufacturer with well-invested facilities that are within close proximity to our customer base. We have an unrivaled product offering in the North American foodservice and food merchandising markets and a “one-face-to-the-customer” service model. This service model uses one sales representative per account to produce one order which is supported by one customer service representative that is responsible for one shipment with one invoice. We believe Beverage Merchandising is uniquely positioned in the U.S. and in the emerging markets we serve as the only producer that manufactures fresh beverage cartons, filling machinery and LPB.

We have made manufacturing flexibility a priority in our investment of capital. We are able to offer substrates and product lines to match changing market needs efficiently and at low cost. This enables us to scale production to match the requirements of our customers and trends in the market, including for example, increasing our use of recycled and recyclable material to produce a greater number of sustainable products. We believe the flexibility of our manufacturing capabilities across our large asset base is a competitive advantage.

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Foodservice has 16 manufacturing plants. Food Merchandising has 24 manufacturing plants. Foodservice and Food Merchandising share the use of 26 warehouses and 8 regional mixing centers. Beverage Merchandising has 6 U.S. beverage carton manufacturing plants, 7 international beverage carton manufacturing plants (including 3 plants in our joint ventures), 2 filling machinery plants, 3 extrusion plants, 2 integrated LPB and paper mills and 3 chip mills. Each of our manufacturing plants is managed by a manufacturing director, and we utilize lean operating practices and information technology to measure performance against objective metrics to optimize manufacturing efficiency and reduce cost.

We have made significant investments in our manufacturing plant network, including approximately $810 million in strategic pro forma capital expenditures over the last three years. These investments have centered on automation, operational efficiencies and innovation for value-add and eco-friendly product offerings. In connection with these investments, we have targeted up to approximately $94 million of aggregate annual cost savings, of which $16 million have been realized as of December 31, 2019. We believe that these investments will reduce our costs and also increase our productivity.

We utilize two distribution models: our direct model and our regional mixing center distribution model. We ship direct from our manufacturing sites to customers that order large quantities of a limited range of items. We serve customers that order an extensive range of products through our eight regional mixing centers. Together, our two distribution models comprise our nationwide hub-and-spoke distribution system. We utilize both distribution models to serve our Foodservice customers, including FSRs, QSRs and institutional customers, and our Food Merchandising customers, including supermarkets and food processors. In Beverage Merchandising, we ship direct to our customers, including dairies, juice and specialty beverage producers as well as other beverage carton manufacturers. The combination of these two distribution models enables us to optimize service, efficiency and cost for our customers and for us and increases our profitability.

Raw Materials and Suppliers

We have a diverse supplier base, and are not reliant on any single supplier for the majority of our primary raw materials, including plastic resins, fiber and paperboard. In fiscal year 2019, on a pro forma basis, the total value of raw materials we consumed was approximately $2.2 billion and represented 52% of our total pro forma cost of sales, excluding depreciation and amortization. Plastic resins accounted for 48% of raw material consumed, on a pro forma basis, for fiscal year 2019, while fiber collectively accounted for 21%. We also purchase raw material additives, secondary packaging materials and finished products for resale. We source a significant majority of our resin requirements from domestic suppliers. We have a track record of actively managing and/or successfully passing along to customers raw material price fluctuations. We also enter into hedging agreements at the request of certain customers who want to mitigate the risk of changes in raw material costs in their product pricing.

Centralized purchasing enables us to leverage the global purchasing power of our operations and reduces our dependence on any one supplier. We generally enter into short-term contracts or purchase raw materials on a purchase order basis to take advantage of market conditions. In certain instances, we purchase selected finished goods from third-party suppliers to supplement capacity and source specialty items.

Product Quality Management and Product Safety

Quality and safety are cornerstones of our business. Our commitment to quality and safety has driven the strong and longstanding relationships we have with our customers, as our customers know they can rely on our products to protect fresh food and beverages and help consumers stay safe.

Our segments each maintain quality procedures through strong corporate leadership, comprehensive integrated quality controls across manufacturing operations, collaboration with suppliers and contract

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manufacturers, analytical capabilities and physical property testing. We have continuous improvement programs focused on cost reduction, productivity enhancements and improving product quality.

Furthermore, our manufacturing operations are designed to meet or exceed product safety requirements through disciplined control of primary materials and traceability of products. We review our facilities regularly for full compliance, and appropriate remediation procedures are taken if necessary. Our high workforce engagement and industry leading safety rates at plants reflect our commitment to the safety and well-being of our employees. We have a “safety-first” culture, with safety being a top priority in all aspects of our business. We had an average Occupational Health and Safety Administration Recordable Incident Rate of 0.78 for the last three years in our Foodservice and Food Merchandising segments (as compared to an industry average in 2018 of 3.1 for Converted Paper Product Manufacturing and 3.9 for All Other Plastics Manufacturing), and an average Recordable Incident Rate of 0.68 for the last three years in our Beverage Merchandising segment (as compared to an industry average in 2018 of 2.7).

Intellectual Property

We have significant intellectual property and proprietary know-how. We have a significant number of registered trademarks and hold over 400 patents related to product design, utility and material formulations, which, along with our trade secrets and manufacturing know-how, help support our ability to add value within the market and sustain our competitive advantages. We have invested a considerable amount of resources in developing proprietary products and manufacturing capabilities, and we employ various methods, including confidentiality and non-disclosure agreements with third parties, employees and consultants, to protect our intellectual property. While in the aggregate our patents are of material importance to us, we believe that we are not dependent upon any single patent or group of patents. Similarly, while we believe that we are not dependent upon any single trademark or group of trademarks, our trademarks are of material importance to us in the aggregate, and our EarthChoice and SmartPak® trademarks and branding are becoming increasingly significant as we expand our environmentally-friendly product lines.

Other than licenses for commercially available software, we do not believe that any of our licenses from third parties are material to us taken as a whole. We do not believe that any of our licenses to intellectual property rights granted to third parties are material to us taken as a whole.

Employees

As of March 31, 2020, we employed 15,475 people. Approximately 32% of our employees are covered by collective labor agreements. We have not experienced any significant union-related work stoppages over the last ten years. We believe our relationships with our employees and labor unions are satisfactory.

Information Systems

We predominantly utilize commonplace commercially available third-party technology and systems to support our operations, including for financial reporting, inventory management, customer and supply chain management and category management.

A common enterprise resource planning (“ERP”) ecosystem is used by our facilities for operations, procurement, receiving, warehousing, inventory management and order processing. In addition, in our mills we use best in industry manufacturing execution systems (“MES”) that are specifically designed and configurable to streamline and optimize the unique processes of the pulp and paper industry. Our ERP/MES environment is fully integrated, providing us with the ability to transact with customers and vendors seamlessly, optimize manufacturing in support of our demand signals and order cycles, efficiently process orders and shipments and manage inventory. We also use targeted information technology systems and analytics to support business intelligence and processes across our sales channels, including in relation to trade management, industry trends, demand forecasting and segment planning and reporting.

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We continue to innovate and invest in information systems and technology to enhance the customer experience, drive sales and create operating efficiencies. Over the last ten years, we have transitioned the facilities we have acquired to our common technology, and added modern analysis systems that provide us additional functionality and scalability in order to better support operational and financial decision-making, using the latest data management technology. These investments also include a specific focus on in-plant real-time analysis in support of differentiated operational efficiency and production quality. We believe our existing systems are scalable to support future growth.

In addition, we have launched a number of digital initiatives designed to significantly improve our operational efficiency and effectiveness, including our Factory Asset Intelligence program, our fast analytics program, RPOT and VPA. These initiatives are helping us build our integrated, data-driven culture to transform our operations through digitally-connected people, assets and processes.

Principal Properties

Our corporate headquarters are located in Lake Forest, Illinois. Currently, we own 44 properties in the United States and 13 internationally, and lease or license 48 properties in the United States and 21 internationally. This includes 63 manufacturing facilities and 34 warehouses which comprise our global production and distribution network.

We believe that all of our properties are in good operating condition and are suitable to adequately meet our current needs.

Regulatory

Our business is subject to regulations governing products that may contact food. We are also subject to various federal, state, local and international environmental, health and safety laws and regulations, and associated permits, which are subject to renewal, modification and revocation. Among other things, these laws and regulations govern the emission or discharge of materials into the environment (including air, water or ground), climate change, the use, storage, treatment, disposal, management and releases of, and exposure to, hazardous substances and wastes, the health and safety of our employees and the end-users of our products, protection of wildlife and endangered species, wood harvesting and the materials used in and the recycling of our products. We have implemented compliance programs and procedures designed to achieve compliance with applicable laws and regulations.

In addition, a number of governmental authorities, both in the United States and abroad, have considered, and are expected to consider, legislation aimed at reducing the amount of plastic waste. For instance, some U.S. municipalities and states and certain other countries have proposed or enacted legislation prohibiting or restricting the sale and use of single-use food packaging and foodservice products and requiring them to be replaced with recyclable or compostable alternatives. We have developed a broad line of eco-friendly products, including products made from recycled, recyclable and renewable materials, and we actively monitor such legislative actions and, where appropriate, adjust our product offering in response to such laws.

Legal Proceedings

From time to time, we are a party to various claims, charges and litigation matters arising in the ordinary course of business. Management and legal counsel regularly review the probable outcome of such proceedings. We have established reserves for legal matters that are probable and estimable, and at                 , 2020 and December 31, 2019 and 2018, these reserves were not significant. While we cannot feasibly predict the outcome of these matters with certainty, we believe, based on examination of these matters, experience to date and discussions with counsel, that the ultimate liability, individually or in the aggregate, will not have a material adverse effect on our business, financial position, results of operations or cash flows.

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MANAGEMENT

Executive Officers and Directors

We are currently reviewing the composition of our board of directors and our committees in light of this offering. In subsequent filings with the SEC, we will update any relevant disclosure herein as appropriate. The following table presents the names of the executive officers and directors that we intend to have in place at the consummation of this offering. We intend to appoint additional directors prior to the consummation of this offering.

Name	Age	Position
Executive Officers
John McGrath	62	Chief Executive Officer and Director
Michael Ragen	48	Chief Operating Officer and Chief Financial Officer
John Rooney	56	President, Beverage Merchandising
Tim Levenda	52	President, Foodservice
Eric Wulf	38	President, Food Merchandising
Directors
Allen Hugli	57	Director
Andrew Liddell	51	Director

Executive Officers

John McGrath (Class      Director)

Mr. McGrath has served as PTVE’s Chief Executive Officer and as a member of PTVE’s board of directors since                 . Mr. McGrath served as the Chief Executive Officer and the President of Pactiv from 2010 to                 . Prior to becoming Chief Executive Officer of Pactiv, Mr. McGrath served as Vice President of Sales, Marketing and Product Development for Pactiv’s foodservice and food packaging division. Formerly, Mr. McGrath served as the general manager of Pactiv’s food processor business and prior to that, Vice President of Logistics. He has also held various positions in sales, marketing and product development throughout his career. Mr. McGrath is the past chairman of the Foodservice Packaging Institute. Mr. McGrath is currently a member of the board of directors of OmniMax International, Inc. Mr. McGrath was selected to serve on our board of directors because of the perspective, management, leadership experience and operational expertise in our business.

Mr. McGrath received an MBA from Northwestern University and a Bachelor of Science majoring in Engineering from the United States Military Academy at West Point.

Michael Ragen

Mr. Ragen has served as PTVE’s Chief Operating Officer and Chief Financial Officer since                 . From October 2018 to                 , Mr. Ragen served as Chief Operating and Financial Officer of Pactiv, and as Chief Financial Officer since 2014. Prior to joining Pactiv in 2014, Mr. Ragen served as an executive for Rank from 2012 to 2014, held various roles with AB Mauri from 2004 to 2011 and with Burns, Philp & Company Limited from 1994 to 2004.

Mr. Ragen is a CPA certified by the Australian Society of CPAs and received a Bachelor of Business from the University of Technology, Sydney.

John Rooney

Mr. Rooney has served as the President of Beverage Merchandising since                 . Mr. Rooney served as the Chief Executive Officer of Evergreen from                  to                 . He also served as Chief Executive

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Officer of the combined operations of Evergreen and our former Graham Packaging and Closures segments from early 2016 to late 2018 and Chief Executive Officer of Graham Packaging from November 2015 to late 2018. He also served as Chief Executive Officer of Evergreen from May 2011 to June 2016. Mr. Rooney has worked at Evergreen since 1991 in a number of progressive leadership assignments including Plant Manager, International Marketing, Business Integration and General Manager of Evergreen Packaging Equipment.

Mr. Rooney received an MBA from Penn State University and a Bachelor of Science majoring in Chemistry from the University of Connecticut.

Tim Levenda

Mr. Levenda has served as the President of Foodservice since September 2019. From December 2014 to September 2019, he served as Senior Vice President, Foodservice. Mr. Levenda first joined Pactiv in 2007 as Executive Director, Sales, following Pactiv’s acquisition of Prairie Packaging LLC, where he served as Executive Director, Sales since 2000, and Regional Sales Manager from 1998 to 2000. Mr. Levenda worked as a Regional Sales Manager for Marcal Paper Mills from 1992 to 1998, and in various roles at Coca-Cola Bottling Company of Chicago from 1990 to 1992.

Mr. Levenda received a Bachelor of Economics from Wabash College.

Eric Wulf

Mr. Wulf has served as the President of Food Merchandising since March 2020. From August 2019 to March 2020, he served at Pactiv as the President of Food Packaging, and previously as Vice President, Food Packaging from July 2014 to August 2019. Mr. Wulf joined Pactiv in 2003 as a Customer Account Representative and has held various other roles including Territory Account Manager, Associate Product Manager, Product Manager, and Business Manager. He serves as Vice Chairman on the Board of Directors for Foodservice Packaging Institute.

Mr. Wulf received an MBA from Northwestern University, and a Bachelor of Science majoring in Computer Engineering from Iowa State University.

Directors (who are not Executive Officers)

Allen Hugli (Class      Director)

Mr. Hugli has been a member of PTVE’s board of directors since January 2020. Mr. Hugli served as the Chief Financial Officer of PTVE from                  to                 . He currently serves as Chief Financial Officer and a director of Rank and a director of other entities owned by Mr. Hart. He has been a senior executive of Rank since 1993. Mr. Hugli previously held positions in financial management and audit practices in Australia, Canada and New Zealand. Mr. Hugli was selected to serve on our board of directors because of his finance, accounting and senior management experience.

Mr. Hugli received a Bachelor of Commerce (Honours) from Queen’s University at Kingston. Mr. Hugli holds a CPA CA designation from the Chartered Professional Accountants of Canada.

Andrew Liddell (Class      Director)

Mr. Liddell has been a member of PTVE’s board of directors and a member of PTVE’s Audit Committee since January 2020. In addition, he is an officer of a number of other companies within the Group and is a director of other entities owned by Mr. Hart. Mr. Liddell is also a director in the Mergers and Acquisitions team at Rank, a position he has held since 2008. Prior to joining Rank, Mr. Liddell spent four years as the Planning Director for Fonterra Co-operative Group Limited, responsible for group planning, budgeting and forecasting. Prior to that, he was a partner with Deloitte Touche Tohmatsu. Mr. Liddell was selected to serve on our board of directors because of his experience in our industry and extensive finance and corporate governance experience.

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Mr. Liddell received a Bachelor of Commerce and Bachelor of Laws from the University of Otago, New Zealand. Mr. Liddell holds a Chartered Accountant designation from Chartered Accountants Australia and New Zealand.

Board Structure

Upon the closing of this offering, our board of directors will consist of five members with two vacancies.

In connection with this offering, we will enter into a stockholders agreement with PFL. Among other things, the stockholders agreement will provide PFL with the right to nominate a certain number of directors so long as the Hart Entities beneficially own at least 10% of the outstanding shares of our common stock. See “Certain Relationships and Related Party Transactions—Stockholders Agreement.”

Our board of directors will be divided into three classes serving staggered three-year terms, as set forth in our amended and restated certificate of incorporation and our bylaws. Class I, Class II and Class III directors will serve until our annual meetings of stockholders in                 ,                  and                  , respectively. At each annual meeting of stockholders, directors will be elected to succeed the class of directors whose terms have expired. This classification of our board of directors could have the effect of increasing the length of time necessary to change the composition of a majority of the board of directors. In general, at least two annual meetings of stockholders will be necessary for stockholders to effect a change in a majority of the members of the board of directors.

Director Independence

We are a “controlled company” under the rules of                 . As a result, we qualify for exemptions from, and have elected not to comply with, certain corporate governance requirements under the rules, including the requirements that within one year of the closing of this offering we have a board that is composed of a majority of “independent directors,” as defined under the rules, and a compensation, nominating and corporate governance committee that are composed entirely of independent directors. Even though we are a controlled company, we are required to comply with the rules of the SEC and                  relating to the membership, qualifications and operations of the audit committee, as disclosed below.

The rules of                  define a “controlled company” as a company of which more than 50% of the voting power for the election of directors is held by an individual, a group or another company. Upon the closing of this offering, PFL will own, and control the voting power of,                  shares of our common stock, representing     % of the total outstanding shares of common stock (or approximately     % if the underwriters exercise their option to purchase additional shares of common stock in full). Through its control of shares of common stock representing a majority of the votes entitled to be cast in the election of directors, PFL will control the vote to elect all of our directors. Accordingly, we will qualify as a “controlled company” and will be able to rely on the controlled company exemption from the director independence requirements of                  relating to the board of directors and the compensation, nominating and corporate governance committee. If we cease to be a controlled company and the common stock continues to be listed on                 , we will be required to comply with these requirements by the date our status as a controlled company changes or within specified transition periods applicable to certain provisions, as the case may be.

Our board of directors has determined that                  and                  are independent directors under                  rules.

Role of Board of Directors in Risk Oversight

Our Chief Executive Officer, other executive officers and other members of our management team regularly report to the non-executive directors and the audit committee to discuss any financial, legal, cybersecurity or

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regulatory risks, to ensure effective and efficient oversight of our activities and to assist in proper risk management and the ongoing evaluation of management controls. The internal audit department reports functionally and administratively to our Chief Financial Officer and directly to the audit committee. We believe that the leadership structure of our board of directors provides appropriate risk oversight of our activities given the controlling interests held by PFL.

Board Committees

Audit Committee

The members of our audit committee are Allen Hugli, Andrew Liddell and                 .                  will serve as the chair of our audit committee. The composition of our audit committee meets the requirements for independence under the current                  listing standards and SEC rules and regulations. Each member of our audit committee is financially literate. In addition, our board of directors has determined that Andrew Liddell is an “audit committee financial expert” as defined in Item 407(d)(5)(ii) of Regulation S-K promulgated under the Securities Act. This designation does not impose any duties, obligations or liabilities that are greater than those which are generally imposed on members of our audit committee and our board of directors. Our audit committee is directly responsible for, among other things:

•	selecting a firm to serve as the independent registered public accounting firm to audit our financial statements;

•	ensuring the independence of the independent registered public accounting firm;

•

approving the planned scope and timing, and discussing the findings, of the audit with the independent registered public accounting firm, and reviewing, with management and that firm, our interim and year-end operating results;

•	establishing procedures for employees to anonymously submit concerns about questionable accounting or auditing matters;

•	considering the adequacy of our internal controls and internal audit function;

•	reviewing and approving related person transactions and those that require disclosure; and

•	approving or, as permitted, pre-approving all audit and non-audit services to be provided by the independent registered public accounting firm.

Compensation, Nominating and Corporate Governance Committee

The members of our compensation, nominating and corporate governance committee are Andrew Liddell,                  and                 .                  will serve as the chair of our compensation, nominating and corporate governance committee. Our compensation, nominating and corporate governance committee is responsible for, among other things:

•	recommending to our board of directors for determination, the compensation of our executive officers;

•	reviewing and approving the compensation of our directors;

•	administering our stock and equity incentive plans;

•	reviewing and evaluating, or making recommendations to our board of directors with respect to, incentive compensation and equity plans;

•	reviewing our overall compensation philosophy;

•	identifying and recommending candidates for membership on our board of directors;

•	reviewing and recommending our corporate governance guidelines and policies;

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•	reviewing and considering proposed waivers of the code of conduct for directors and executive officers and making recommendations to our board of directors;

•	overseeing the process of evaluating the performance of our board of directors; and

•	assisting our board of directors on corporate governance matters.

Code of Business Conduct and Ethics

In connection with this offering, our board of directors will adopt a code of business conduct and ethics that applies to all of our employees, officers and directors, including our Chief Executive Officer, Chief Financial Officer and other executive and senior financial officers. Upon the closing of this offering, the full text of our code of business conduct and ethics will be posted on the investor relations section of our website. We intend to disclose future amendments to our code of business conduct and ethics, or any waivers of such code, on our website or in public filings.

Compensation Committee Interlocks and Insider Participation

None of our executive officers has served as a member of a compensation committee (or if no committee performs that function, the board of directors) of any other entity that has an executive officer serving as a member of our board of directors.

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EXECUTIVE COMPENSATION

Introduction

This Compensation Discussion and Analysis section describes our compensation approach and programs for our named executive officers (“NEOs”) for the year ended December 31, 2019. Except as otherwise indicated, the information in this section relates to the compensation of our NEOs, and the principles underlying our executive compensation policies, in respect of fiscal year 2019.

John McGrath was appointed Chief Executive Officer of PTVE on                 , 2020. Michael Ragen was appointed Chief Operating Officer and Chief Financial Officer of PTVE on                 , 2020. Allen Hugli, Chief Financial Officer of Rank, served as Chief Financial Officer of PTVE prior to Mr. Ragen’s appointment but Mr. Hugli has never been an employee of the Group. Mr. Hugli was primarily paid by Rank, an entity that was not part of the Group prior to this offering and will not be part of the Group subsequent to this offering. Mr. Hugli continues to receive this amount even though he no longer provides services to the Group, and will not provide services subsequent to this offering (other than in his capacity as a director of PTVE, for which he will receive no compensation). Additionally, none of the compensation Mr. Hugli received from Rank was recharged to the Group. Mr. Hugli received a small portion of his salary from Pactiv Canada Inc. (an entity that is part of the Group) prior to this offering, which he will continue to receive from another entity outside of the Group following this offering.

Our NEOs for 2019 were:

•	Thomas Degnan, Chief Executive Officer, PTVE

•	John McGrath, Chief Executive Officer, Pactiv

•	Michael Ragen, Chief Financial Officer, Pactiv

•	Lance Mitchell, Chief Executive Officer, RCPI

•	John Rooney, Chief Executive Officer, Evergreen

Mr. Degnan is not an employee of the Group, and will not serve as an executive officer of PTVE following this offering; his compensation disclosed in the following discussion reflects the proportion of such compensation costs that is attributable to the services he performed for the Group and which has been recharged to the Group.

Mr. Mitchell is the Chief Executive Officer of RCPI. RCPI was part of the Group throughout 2019. Effective February 4, 2020, the Group distributed its interest in RCPI to PTVE’s shareholder, PFL. The distributions occurred prior to the initial public offering of shares of common stock of RCPI, which was completed on February 4, 2020. Mr. Mitchell is not an executive officer and will not be an executive officer of the Group following this offering.

The following discussion relates to the compensation of our NEOs for 2019 whose compensation is disclosed below, as well as the overall principles underlying our executive compensation policies. For the reasons stated above, many aspects of the following discussion are not applicable to Mr. Degnan, and only relate to Mr. Mitchell for the period prior to February 4, 2020.

Our Compensation Objectives and Philosophy

Throughout 2019, PTVE was a wholly-owned subsidiary of PFL, and as such our compensation objectives reflected the expectations of our sole shareholder. These objectives included attracting and retaining top talent, motivating and rewarding the performance of senior executives in support of achievement of strategic, financial

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and operating performance objectives and ensuring that our total compensation packages are competitive in comparison to those offered by our peers. Our NEOs (with the exception of Mr. Degnan), as well as our employees generally, have participated in compensation and benefits plans and programs and we will continue a number of these plans and programs following this offering. These plans and programs are intended to align our compensation programs with our business objectives, promote good corporate governance and seek to achieve our compensation objectives.

To ensure that management’s interests are aligned with those of our stockholders and to motivate and reward individual initiative and effort, our executive compensation program will emphasize a pay-for-performance compensation philosophy so that attainment of enterprise-wide, operating segments’ and individual performance goals are rewarded. Through the use of performance-based plans that emphasize attainment of enterprise-wide and/or operating segment goals, we seek to foster teamwork and commitment to performance. The introduction of tools such as equity ownership and long-term equity-based incentive compensation programs, discussed below, is important to ensure that the efforts of management are consistent with the objectives of our stockholders.

Risk Assessment of Compensation Programs

We do not believe that our compensation arrangements, including financial performance measures used to determine short-term and long-term incentive payout amounts, will provide our executives with an incentive to engage in business activities or other behavior that would expose us or our stockholders to excessive risks that are reasonably likely to have a material adverse effect.

Executive Compensation Process

Role of the Group’s Executives and the Compensation, Nominating and Corporate Governance Committee Going Forward

In connection with our public offering, Mr. Degnan, in consultation with the sole shareholder, established our initial compensation and benefits programs as a public company and approved initial compensation for our executive officers and senior executives, including our NEOs, after the offering. To assist in this task, PTVE engaged Pearl Meyer & Partners, LLC (“Pearl Meyer”), an independent compensation consultant, to provide an analysis of base salary, short-term incentive (“STI”) compensation and long-term incentive (“LTI”) compensation for senior executives with similar responsibilities, including positions within business groups which are within the companies in the Benchmark Comparison Group (defined below). We also directed Pearl Meyer to compare the Group’s executive officers’ compensation by percentile ranking to the compensation received by officers in comparable positions at Benchmark Comparison Group companies, discussed below.

We have established a compensation, nominating and corporate governance committee of directors (the “CNG Committee”) who, following the closing of this offering, will assume responsibility for determining our compensation philosophy, structuring our compensation and benefits programs and determining appropriate payments and awards to our executive officers, including our NEOs after this offering. The CNG Committee will also be responsible for implementing, monitoring and evaluating our executive compensation philosophy and objectives and overseeing the compensation program for senior executives. The CNG Committee’s responsibilities and authority are described fully in its charter.

Role of the Independent Compensation Consultant and Our Peer Group

In conjunction with this offering, we have identified a group of peer companies which we will use as our benchmark for compensation matters (“Benchmark Comparison Group”). The Benchmark Comparison Group

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will be reviewed from time to time by our CNG Committee. The Benchmark Comparison Group includes the following companies:

• AptarGroup,Inc. • Avery Dennison Corporation • BerryGlobal Group, Inc. • Clearwater Paper Corporation • CrownHoldings, Inc. • Graphic Packaging Holding Company • Greif,Inc.	• P.H. Glatfelter Company • Packaging Corporation of America • Sealed Air Corporation • Silgan Holdings Inc. • Sonoco Products Company • Tupperware Brands Corporation • Verso Corporation

The criteria considered in selecting peer companies for the Benchmark Comparison Group include the following:

•	size, as measured by revenue, market capitalization and enterprise value;

•	industry category, including packaging materials, packaging products and packaging solutions; and

•	competition for sources of talent.

Role of Management

Subsequent to this offering, our CEO will make recommendations to the CNG Committee for base salary, STI and LTI compensation and any other elements of our compensation program for each executive officer (other than the CEO, whose compensation is determined solely by the CNG Committee). Our CEO will also provide recommendations to the CNG Committee on other elements of our compensation program for senior executives, including, for example, the design and metrics under our STI and LTI programs. While the CNG Committee will consider the CEO’s recommendations with respect to the compensation of such executive officers, the CNG Committee independently evaluates the recommendations and makes all final compensation decisions relating to the executive officers.

In the case of compensation for employees below the most senior level, the CNG Committee will delegate certain authority to our management to make determinations in accordance with the philosophy and principles established by the CNG Committee.

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Elements of Compensation

The components of executive compensation for our NEOs, and the primary objectives of each, are summarized in the chart below:

Compensation Element	Description	Form	Objective
Base salary	Fixed based on level of responsibility, experience, tenure and qualifications	Cash	• Support talent attraction and retention

STI Compensation (Annual Incentive Program)	Variable based on the achievement of annual financial metrics	Cash	• Link pay and performance • Drive the achievement of short-term business objectives

LTI Compensation	Variable based on the achievement of longer-term goals and stockholder value creation	Cash and equity (for 2019, LTI compensation was in the form of cash only)	• Support talent attraction and retention • Link pay and performance • Drive the achievement of longer-term goals • Align with stockholder interests

Other Compensation and Benefits Programs	Employee health, welfare and retirement benefits	Group medical benefits Life and disability insurance 401(k) plan participation Nonqualified deferred compensation plan and the Reynolds Group Pension Plan	• Support talent attraction and retention

PTVE has been a wholly-owned subsidiary of PFL, and executive compensation has been set based on the expectations of our sole shareholder. As a result of this offering, PTVE will become a stand-alone organization and will adopt programs that it feels, considering the advice from its consultants, are appropriate for a publicly-traded company. Comparisons with the Benchmark Comparison Group (and compensation survey data where applicable) have been undertaken to recognize the increased independence of the NEOs and to adopt compensation programs that are more consistent with the public company market.

Because of the ability of our NEOs to directly influence our overall performance, and consistent with our philosophy of linking pay to performance, the compensation programs will allocate a significant portion of compensation paid to our NEOs to both short-term and long-term performance-based incentive programs. In addition, as an employee’s responsibility and ability to affect our financial results increases, base salary becomes a relatively smaller component of total compensation while long-term and at-risk incentive compensation becomes a larger component of total compensation. See “—2019 Summary Compensation Table.”

The following discussions on Base Salary, Annual Incentive Compensation, Long-Term Incentive Compensation, and Other Compensation – Retirement and Welfare Benefits are not applicable to Mr. Degnan, who does not receive compensation from the Group, although he is eligible to participate in the Group’s health and welfare plans. The compensation shown in the tables below reflects the proportion of Mr. Degnan’s compensation costs attributable to the services he has performed for the Group and that was charged back to the Group in the applicable periods.

Base Salary

Base salaries are set at competitive levels necessary to attract and retain top-performing senior executives, including our NEOs, and are intended to compensate senior executives for their job responsibilities and level of

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experience. PTVE has set a total compensation goal at approximately the 50th percentile of the Benchmark Comparison Group (and, where it is possible to do so, the overall general industry), adjusted to reflect each executive’s individual performance and contributions. Additionally, going forward the CNG Committee will attempt to set each of the elements of total compensation at or around the 50th percentile of the Benchmark Comparison Group, taking into account general industry data. However, as there were certain elements of compensation not available to the Group when it was wholly-owned by PFL, such as equity-based compensation, the CNG Committee recognizes that it will take time before all of the individual elements of total compensation can reach the 50th percentile goal. In certain cases, including when an executive is recruited from another company or where it is otherwise appropriate to retain or incentivize an executive, the base salary may exceed the levels indicated in order to attract, and ultimately retain, the executive.

Annual Incentive Compensation

Our annual incentive program was designed to provide an opportunity for our senior executives, including our NEOs, to earn an annual incentive, paid in cash, based on the achievement of certain financial targets and strategic priorities. An executive’s incentive target is a percentage of his or her base salary. The table below discloses the annual incentive targets for each NEO.

Name	Incentive Target (%)
Thomas Degnan	N/A
John McGrath	150%
Michael Ragen	50%
Lance Mitchell	115%
John Rooney	125%

Actual payments made in respect of the year ended December 31, 2019 for the NEOs who participated in these plans are disclosed in the “—2019 Summary Compensation Table” section below.

2019 AIP Design

The annual incentive program for 2019 (the “2019 AIP”) was designed to motivate our senior executives to achieve annual financial and other business goals based on our strategic, financial and operating performance objectives. For our senior executives, 90% of the payout under the 2019 AIP was determined by the senior executive’s respective business unit’s (i.e., historically, Evergreen, Pactiv or RCPI) Adjusted EBITDA year over year growth (“Adjusted EBIDTA Growth”). The remaining 10% was measured by the respective business unit’s working capital achievements. Accordingly, the Evergreen, Pactiv and RCPI operations were all treated as separate from each other for purposes of the 2019 AIP. Based on the combined Adjusted EBITDA Growth and working capital results, a participant could earn up to 200% of the target value. Additionally, an individual’s calculated payout amount could be increased or decreased at management’s discretion to take into account his or her performance and contribution to the Group. These 2019 Adjusted EBITDA Growth and working capital results reflect amounts that were reported by PTVE as part of its IFRS reporting.

The Adjusted EBITDA Growth component was calculated on a scale where the threshold payout was 25% of the incentive target upon achievement of 90% Adjusted EBITDA Growth. The percentage payout increases on a non-linear scale with award payouts of 100% of target upon achievement of 101% Adjusted EBITDA Growth and award payouts capped at 200% of target upon achievement of 108% Adjusted EBITDA Growth. The working capital achievements component was based on the achievement of discrete projects particular to each of the executive’s respective business units.

Evergreen’s Adjusted EBITDA Growth result was less than 90%, and the working capital targets were not achieved. For the business as a whole, Mr. Degnan, in consultation with our sole shareholder, awarded a discretionary pool of 25% of the target value. In the context of a group reorganization occurring in December

Confidential Treatment Requested by Pactiv Evergreen Inc.

Pursuant to 17 C.F.R. Section 200.83

2018, Mr. Rooney was guaranteed a minimum 2019 AIP award equal to his target incentive value, and accordingly was awarded 100% of target value.

Metric	2019 Adjusted EBITDA Actual ($m)	2019 Adjusted EBITDA Growth (% of prior year)	Payout Attainment (%)	Weight (%)	Final Payout (%)
Evergreen Adjusted EBITDA Growth	201	88%	0%	90%	0%
Evergreen Working Capital			0%	10%	0%
Evergreen Total					0%
Evergreen Discretionary Award					25%

Based on Pactiv’s Adjusted EBITDA Growth and achievement of working capital targets in 2019, the calculated payment was 104% of target, based on the following factors:

Metric	2019 Adjusted EBITDA Actual ($m)	2019 Adjusted EBITDA Growth (% of prior year)	Payout Attainment (%)	Weight (%)	Final Payout (%)
Pactiv Adjusted EBITDA Growth	586	102%	107%	90%	96%
Pactiv Working Capital			75%	10%	8%
Pactiv Total					104%

Based on RCPI’s Adjusted EBITDA Growth and achievement of working capital targets in 2019, the calculated payment was 122% of target, based on the following factors:

Metric	2019 Adjusted EBITDA Actual ($m)	2019 Adjusted EBITDA Growth (% of prior year)	Payout Attainment (%)	Weight (%)	Final Payout (%)
RCPI Adjusted EBITDA Growth	664	103%	122%	90%	110%
RCPI Working Capital			122%	10%	12%
RCPI Total					122%

Long-Term Incentive Compensation

A small number of key executives participate in a cash-based long-term incentive program (“PTVE LTIP”) designed to provide the participants an opportunity to earn incentive awards tied to sustained Adjusted EBITDA Growth over a three-year term. Pursuant to the PTVE LTIP, participants receive a grant at the beginning of a three-year performance period that can be earned over such period in annual installments based upon the attainment of certain Adjusted EBITDA Growth metrics set at the beginning of the period. Each grant will provide for a “Target Opportunity Award” (based on a percentage of base salary) that can be achieved over the three-year period. The performance results achieved in the first year of the three-year period will establish the total amount of the award (which is expressed as a percentage of the Target Opportunity Award) that can be payable over the specified three-year period. If the executive’s respective business unit does not meet the performance threshold level in the first year, the participant is no longer eligible to earn any amount over the three-year period. If the threshold is met in the first year, the participant will receive the first payment, but the second and third payments depend on business results in the second and third years.

Each of Evergreen, Pactiv and RCPI had the same overall LTIP design, but was measured against the Adjusted EBITDA Growth specific to its own operations. Accordingly, Evergreen, Pactiv and RCPI operations were treated as separate from each other for purposes of the PTVE LTIP. A participant is not eligible to receive any award if they are not employed by the Group at the time the award is paid. See the “—2019 Summary Compensation Table” section below for the amounts earned in 2019 pursuant to grants made in 2017, 2018 and 2019 under the PTVE LTIP.

Confidential Treatment Requested by Pactiv Evergreen Inc.

Pursuant to 17 C.F.R. Section 200.83

The 2019 grant, covering the years 2019-2021, was based on Adjusted EBITDA Growth with potential payouts ranging from an award of 25% of the target value for 90% Adjusted EBITDA Growth, 100% of the target value for 103% Adjusted EBITDA Growth and a maximum of 125% of the target value for 108% Adjusted EBITDA Growth.

The Evergreen Adjusted EBITDA Growth result for 2019 was less than 90%, so participants are no longer eligible to earn any amount from this grant.

Pactiv’s Adjusted EBITDA Growth result for 2019 was 102% Adjusted EBITDA Growth which translated to a payout equal to 91% of the target value. Therefore, a participant’s Target Opportunity Award for the 2019 grant for Pactiv is multiplied by 91%, and the result is the maximum that can be earned for the 2019 grant over the three-year period. One-third of such amount was paid in early 2020 in respect of 2019, and one-third will be available to be earned in respect of each of 2020 and 2021 contingent on the performance targets being met in such years.

RCPI’s Adjusted EBITDA Growth result for 2019 was 103% Adjusted EBITDA Growth which translated to a payout equal to 101% of the target value. Therefore, a participant’s Target Opportunity Award for the 2019 grant is multiplied by 101%, and the result is the maximum that can be earned for the 2019 grant over the three-year period. One-third of such amount was paid in early 2020 in respect of 2019, and one-third will be available to be earned in respect of each of 2020 and 2021 contingent on the performance targets being met in such years.

A final, 2020 grant has been issued under the PTVE LTIP to participants. We will not be issuing any further grants under the PTVE LTIP after this offering.

Other Compensation—Retirement and Welfare Benefits

Retirement and welfare benefit programs are a necessary element of the total compensation package to ensure a competitive position in attracting and retaining a committed workforce. Participation in these programs is not tied to performance.

Our specific contribution levels to these programs are reviewed annually to maintain a competitive position while considering costs.

•

Employee Savings Plan: All non-union employees in the United States, including our NEOs except for Mr. Degnan, are eligible to participate in a tax-qualified retirement savings plan under Section 401(k) of the Code. There are two such plans: Pactiv and corporate employees of the Group participate in one, and Evergreen employees participate in the other. For both plans, PTVE makes a 2% non-elective contribution and matching contributions of 100% of the first 6% of an employee’s elective deferral contribution. Prior to the RCPI Distribution, RCPI employees also participated in a separate plan.

•

                 Pension Plan (formally known as the Reynolds Group Pension Plan (“RGPP”) and formerly known as the Pactiv Retirement Plan): Certain employees, including Mr. McGrath, have frozen benefits under the RGPP.

•

Welfare Plans: Our executives are also eligible to participate in our broad-based health and welfare plans (including medical, dental, vision, life insurance and disability plans) under the same terms and conditions as other employees.

Executive Benefits and Perquisites

Employees of the Group who are at a designated salary grade or above may defer up to 50% of their salary and up to 80% of their bonus each year into a nonqualified deferred compensation plan, which is a tax-deferred plan. There are two such plans: Pactiv and corporate employees participate in one, and Evergreen employees participate in the other. The Group also makes contributions to these plans mirroring percentage contributions

Confidential Treatment Requested by Pactiv Evergreen Inc.

Pursuant to 17 C.F.R. Section 200.83

made to the applicable 401(k) plans. Under the deferred compensation plans, the deferred amounts will be paid upon an employee’s “separation from service” or a specified date elected by the employee. This program is intended to promote retention by providing a long-term savings opportunity on a tax-efficient basis. The amounts deferred are unsecured obligations of the Group, receive no preferential standing and are subject to the same risks as any of the Group’s other unsecured obligations.

The Group provides certain of its senior management with limited perquisites and other personal benefits, including reimbursement of relocation costs. Additionally, the Group purchases tickets to various cultural, charitable, civic, entertainment and sporting events for business development and relationship building purposes, and to maintain its involvement in communities in which the Group operates and its employees live. Occasionally, its employees, including its NEOs, make personal use of tickets that would not otherwise be used for business purposes. The CNG Committee will periodically review the levels of perquisites and other personal benefits provided to our NEOs. The CNG Committee intends to maintain only those perquisites and other benefits that it determines to be necessary components of total compensation and that are not inconsistent with stockholder interests.

Mr. Degnan was also provided with a car allowance by an entity outside of the Group and is permitted personal use of an aircraft owned by an entity outside of the Group. Mr. Degnan receives two forms of life insurance benefits: he receives the benefit of the term life insurance made available to employees of the Group and Rank Group North America Inc., Mr Degnan’s employing entity, and Mr. Degnan’s employing entity also pays the cost of an individual term life executive policy, with a fixed lump sum benefit. Costs associated with Mr. Degnan’s car allowance, personal use of the aircraft and life insurance benefits are recharged to the Group.

Attributed costs of the personal benefits described above for our NEOs for the year ended December 31, 2019 are included in the column entitled “All Other Compensation” of the 2019 Summary Compensation Table.

Compensation Programs Following this Offering

The Group has established STI and LTI programs for fiscal year 2020. The STI program for fiscal year 2020 follows the same structure as the 2019 AIP and will allow participants, including our NEOs, to earn cash awards (determined as a percentage of the participant’s base salary) based on the Group’s attainment of Adjusted EBITDA from continuing operations Growth (90%) and working capital (10%) goals in fiscal year 2020 as a whole or for the relevant segment, as applicable. The targets and threshold levels for these performance metrics were set by Mr. Degnan, in consultation with our sole shareholder in the first quarter of 2020.

We believe that a significant portion of each senior executive’s compensation should be dependent on long term value created for our stockholders. In conjunction with this offering, the Group will implement an LTI program, which will be designed to align the awards for the senior executives with the results achieved for stockholders, and will consist of restricted stock or restricted stock unit (“RSU”) awards and performance share awards. The restricted stock or RSUs will generally vest over a three-year period, with 1/3 vesting each year. The performance shares will be earned at the end of a three-year period based on the attainment of specified performance metrics, which include earnings per share and Adjusted EBITDA from continuing operations, over the three-year period.

Omnibus Incentive Plan

PTVE has adopted the Omnibus Incentive Plan (the “Incentive Plan”), which will be effective in connection with the closing of this offering. The purpose of the Incentive Plan is to motivate and reward our employees, directors, consultants and advisors to perform at the highest level and to further our best interests and those of our shareholders.

Shares Available. Subject to adjustment, the Incentive Plan permits us to make awards of up to 5% of our common stock issued and outstanding after the closing of this offering (assuming the underwriters’ option to

Confidential Treatment Requested by Pactiv Evergreen Inc.

Pursuant to 17 C.F.R. Section 200.83

purchase additional shares of common stock is exercised in full). Additionally, the number of shares of our common stock reserved for issuance under the Incentive Plan may increase automatically on the first day of each fiscal year following the effective date of the Incentive Plan by an amount equal to the lesser of (i) 1% of outstanding shares on December 31 of the immediately preceding fiscal year or (ii) such number of shares as determined by our board of directors in its discretion. If any award issued under the Incentive Plan is cancelled, forfeited, or otherwise terminates or expires unexercised, such shares may again be issued under the Incentive Plan. In the event that an adjustment is necessary in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Incentive Plan, as a result of any dividend (other than ordinary cash dividends) or other distribution (whether in the form of cash, shares or other securities), recapitalization, share split (share subdivision), reverse share split (share consolidation), reorganization, merger, amalgamation, consolidation, split-up, spin-off, combination, repurchase or exchange of shares or other securities of the Company, issuance of warrants or other rights to acquire shares or other securities of the Company, issuance of shares pursuant to the anti-dilution provisions of securities of the Company, or other similar corporate transaction or event affecting the shares, or of changes in applicable laws, regulations or accounting principles, our CNG Committee shall, subject to compliance with Sections 409A and 457A of the Code, adjust equitably any or all of (i) the number and type of shares (or other securities) which thereafter may be made the subject of awards, (ii) the number and type of shares (or other securities) subject to outstanding awards, (iii) the grant, acquisition or exercise price of awards or, if deemed appropriate, make provision for a cash payment to the holder of an outstanding award or (iv) the terms and conditions of any outstanding awards, including the performance criteria of any performance awards.

Administration. Our CNG Committee will administer the Incentive Plan and determine the following items:

•	select the participants to whom awards may be granted;

•	determine the type or types of awards to be granted under the Incentive Plan;

•	determine the number of shares to be covered by awards;

•	determine the terms and conditions of any award and prescribe the form of award agreement;

•

determine whether, to what extent and under what circumstances awards may be settled or exercised in cash, shares, other awards, other property, net settlement, or any combination thereof, or canceled, forfeited or suspended, and the method or methods by which awards may be settled, exercised, canceled, forfeited or suspended;

•	determine whether, to what extent and under what circumstances amounts payable with respect to an award shall be deferred;

•	amend or modify outstanding awards or award agreements;

•

correct any defect, supply any omission and reconcile any inconsistency in the Incentive Plan or any award, in the manner and to the extent it will deem desirable to carry the Incentive Plan into effect;

•	interpret and administer the terms of the Incentive Plan, any award agreement and any agreement related to any award; and

•	make any other determination and take any other action that it deems necessary or desirable to administer the Incentive Plan.

To the extent not inconsistent with applicable law, our CNG Committee may delegate to one or more of our officers some or all of the authority under the Incentive Plan, including the authority to grant all types of awards authorized under the Incentive Plan.

Eligibility. Generally, all employees, directors, consultants or other advisors of the Group or any of our affiliates will be eligible to receive awards.

Confidential Treatment Requested by Pactiv Evergreen Inc.

Pursuant to 17 C.F.R. Section 200.83

Forms of Awards. Awards under the Incentive Plan may include one or more of the following types: (i) stock options, (ii) share appreciation rights (“SAR”), (iii) restricted stock awards, (iv) RSU awards, (v) performance awards, (vi) other cash-based awards and (vii) other stock-based awards.

•

Stock Options. Options are rights to purchase a specified number of shares of our common stock at a price fixed by our CNG Committee, but not less than the fair market value on the date of grant. Options generally expire no later than ten years after the date of grant. Options will become exercisable at such time and in such installments as our CNG Committee will determine.

•

SARs. An SAR entitles the holder to receive, upon exercise, an amount equal to any positive difference between the fair market value of one share of our common stock on the date an SAR is exercised and the exercise price, multiplied by the number of shares of common stock with respect to which an SAR is exercised. Our CNG Committee will have the authority to determine whether the amount to be paid upon exercise of an SAR will be paid in cash, common stock or a combination of cash and common stock.

•

Restricted Stock Awards. Restricted stock awards provide for a specified number of shares of our common stock subject to a restriction against transfer during a period of time or until performance measures are satisfied, as established by our CNG Committee. Unless otherwise set forth in the agreement relating to a restricted stock award, the holder has all the rights of a shareholder, including voting rights, the right to receive dividends and the right to participate in any capital adjustment applicable to all holders of common stock; provided, however, that our CNG Committee may determine that distributions with respect to shares of common stock will be reinvested in additional shares of common stock and will be subject to the same restrictions as the shares of common stock with respect to which such distribution was made.

•

RSU Awards. An RSU award is a right to receive a specified number of shares of our common stock (or the fair market value thereof in cash, or any combination of our common stock and cash, as determined by our CNG Committee), subject to the expiration of a specified restriction period and/or the achievement of any performance measures selected by our CNG Committee, consistent with the terms of the Incentive Plan. The RSU award agreement will specify whether the award recipient is entitled to receive dividend equivalents with respect to the number of shares of our common stock subject to the award. Prior to the settlement of an RSU award in our common stock, the award recipient will have no rights as a shareholder of our Company with respect to our common stock subject to the award.

•

Performance Awards. Performance awards are awards whose final value or amount, if any, is determined by the degree to which specified performance measures have been achieved during a performance period set by our CNG Committee. Payment may be made in the form of cash, shares, other awards, or a combination thereof, as specified by our CNG Committee.

•

Other Cash-Based Awards. Our CNG Committee is authorized, subject to limitations under applicable law, to grant such other awards that may be denominated or payable in, valued in whole or in part by reference to, or otherwise based on, or related to, cash on such terms and conditions as set by our CNG Committee.

•

Other Stock-Based Awards. Our CNG Committee is authorized, subject to limitations under applicable law, to grant other types of awards that may be denominated or payable in, valued in whole or in part by reference to, or otherwise based on, or related to, shares or factors that may influence the value of shares.

An award agreement may contain additional terms and restrictions, including vesting conditions, not inconsistent with the terms of the Incentive Plan, as our CNG Committee may determine.

No Repricing. Except as provided in the adjustment provision of the Incentive Plan, no action will directly or indirectly, through cancellation and regrant or any other method, reduce, or have the effect of reducing, the exercise price of any option or an SAR established at the time of grant thereof without approval of our stockholders.

Confidential Treatment Requested by Pactiv Evergreen Inc.

Pursuant to 17 C.F.R. Section 200.83

Director Pay Cap. Subject to the adjustment provision of the Incentive Plan, an individual who is a non-employee director may not receive awards, in cash or otherwise, for any calendar year that total more than $750,000 in the aggregate.

Termination of Employment or Service and Change in Control. Our CNG Committee will determine the effect of a termination of employment or service on outstanding awards, including whether the awards will vest, become exercisable, settle, be paid or be forfeited. In the event of a change in control, all outstanding awards shall immediately vest and settle, and, with respect to options and SARs, shall become fully exercisable, and any performance criteria to which any such award is subject will be deemed to be satisfied at target.

Amendment and Termination. Subject to certain restrictions, our board of directors may amend, alter, suspend, discontinue or terminate the Incentive Plan at any time. Our CNG Committee may also amend the related award documents. However, subject to the adjustment and change in control provisions of the Incentive Plan, any such action that would materially adversely affect the rights of a holder of an outstanding award may not be taken without the holder’s consent, except to the extent that such action is taken to cause the Incentive Plan to comply with applicable law, stock market or exchange rules and regulations, or accounting or tax rules and regulations, or to impose any “clawback” or recoupment provisions on any outstanding awards in accordance with the Incentive Plan.

Executive Retention and Transaction Bonus Agreements

Cash and equity retention agreements were entered into with certain of the Group’s NEOs and other key executives, including Messrs. McGrath, Ragen and Rooney. RCPI entered into cash and equity retention agreements with Mr. Mitchell. The retention agreements were implemented to further ensure leadership continuity, and the objectives are to retain executives through the initial public offerings and beyond. Awards under the retention agreements are summarized below. Transaction bonus agreements were also entered into with Messrs. McGrath, Ragen and Rooney.

Cash Retention Agreements: Two cash retention agreements were entered into with each of Messrs. McGrath and Rooney and one with each of Messrs. Ragen and Mitchell. The retention amounts are paid in one, two or three installments. If the executive resigns or is terminated for cause before the end of the retention period, the executive must repay any installments which have already been paid to him.

Restricted Stock Units: In conjunction with this offering, RSUs of PTVE will be issued to Messrs. Ragen and Rooney. The RSUs will vest over a three-year period, with 1/3 vesting after 12 months, 1/3 vesting after 24 months and 1/3 vesting after 36 months. The executive must be an employee of the Group on the applicable vesting date to receive the shares.

Transaction Bonus Agreements: Pursuant to the transaction bonus agreement, Messrs. McGrath, Ragen and Rooney are entitled to a bonus upon the closing of this offering, 50% of which will be paid 30 days after the closing of this offering and 50% of which will be paid six months after the closing of this offering, as long as the executive remains employed as of the payment date. Mr. Mitchell entered into a transaction bonus agreement with RCPI in connection with RCPI’s IPO (with equivalent terms to the agreements with Messrs. McGrath, Ragen and Rooney).

Confidential Treatment Requested by Pactiv Evergreen Inc.

Pursuant to 17 C.F.R. Section 200.83

Employment Agreements

The Group has entered into employment agreements with Messrs. McGrath, Ragen and Rooney, and RCPI entered into an employment agreement with Mr. Mitchell. Key elements of these agreements are outlined below. Mr. Degnan does not have an employment agreement with any entity. Receipt of the below-described payments and benefits is conditioned upon the executive’s execution and non-revocation of a release of claims in favor of the Company.

Employee	Base Salary	Incentive Target (1)	Severance	Restrictive Covenants (2)
John McGrath	$1,550,000	150%

•  12 months’ base salary plus target annual incentive upon a termination without “cause” (as defined in the applicable employment agreement) (3)

•  24 months’ base salary plus target annual incentive if there is a qualifying termination following a “Sale of Business” (4)

•  12 months of COBRA continuation coverage (or a lump-sum cash payment equal to COBRA premiums in lieu of such coverage)

				Yes

Michael Ragen	$980,000	50%

•  12 months’ base salary plus prorated target annual incentive upon a termination without “cause”

•  24 months’ base salary plus target annual incentive if there is a qualifying termination following a “Sale of Business” (4)

•  12 months of COBRA continuation coverage (or a lump-sum cash payment equal to COBRA premiums in lieu of such coverage)

				Yes

Lance Mitchell	$1,550,000	115%

•  12 months’ base salary plus prorated target annual incentive upon a termination without “cause”

•  24 months’ base salary plus a prorated target annual incentive if there is a qualifying termination following a “Sale of Business” (4)

•  12 months of COBRA continuation coverage (or a lump-sum cash payment equal to COBRA premiums in lieu of such coverage)

				Yes

Confidential Treatment Requested by Pactiv Evergreen Inc.

Pursuant to 17 C.F.R. Section 200.83

Employee	Base Salary	Incentive Target (1)	Severance	Restrictive Covenants(2)
John Rooney	$1,600,000	125%

•  12 months’ base salary upon a termination without “cause”

•  24 months’ base salary plus prorated target annual incentive if there is a qualifying termination following a “Sale of Business” (4)

•  12 months of COBRA continuation coverage (or a lump-sum cash payment equal to COBRA premiums in lieu of such coverage)

				Yes

(1)	Incentive target is percentage of base salary.
(2)	Restrictive covenants include non-competition and non-solicitation covenants during employment and for one year following termination of employment for any reason.
(3)

Pursuant to a letter memorandum dated July 16, 2019, Mr. McGrath’s severance entitlement will also include a reimbursement of Mr. McGrath’s lease payments ($4,550 per month) for the remainder of the lease term through June 2021 if there is a Sale of Business and Mr. McGrath is terminated for any reason other than for cause prior to December 31, 2020. If Mr. McGrath continues his employment through December 31, 2021 (or June 30, 2022, if his term is extended by PTVE), Mr. McGrath will be eligible for severance in the amount of $1,575,000 paid in equal installments over a 12-month period in the event he resigns or retires.

(4)

Increased severance provided if within 12 months following a “Sale of Business,” (as defined in the applicable employment agreement), the employee is terminated without “cause,” (as defined in the applicable employment agreement), or resigns following a material reduction in his or her remuneration or scope of duties (a “qualifying termination”). Severance is paid in equal installments over the applicable severance period.

Tax and Accounting Implications

Tax Considerations of Our Executive Compensation: Section 162(m) of the Code generally limits the tax deductibility of annual compensation paid by public companies for certain executive officers to $1 million. Although our CNG Committee is mindful of the benefits of tax deductibility when determining executive compensation, the CNG Committee may approve compensation that will not be fully-deductible in order to ensure competitive levels of total compensation for our executive officers.

Accounting for Our Stock-Based Compensation: We will account for stock-based payments, including grants under each of our equity compensation plans, in accordance with the requirements of FASB ASC Topic 718.

2019 Summary Compensation Table

The following table sets forth information concerning the compensation paid to our NEOs during the year ended December 31, 2019 in respect of the services rendered to the Group.

Confidential Treatment Requested by Pactiv Evergreen Inc.

Pursuant to 17 C.F.R. Section 200.83

In the case of Mr. Degnan, the amounts reported represent what has been recharged to the Group by his employing entity. Mr. Degnan did not receive any compensation directly from the Group during this period, and did not participate in the 2019 AIP, PTVE LTIP, or PTVE pension or retirement savings programs outlined below.

Name and Principal Position	Year	Salary ($)	Bonus(1) ($)	Non-Equity Incentive Plan Compensation(2) ($)	Changes in Pension Value and Nonqualified Deferred Compensation Earnings(3) ($)	All Other Compensation(4) ($)	Total ($)
Thomas Degnan CEO, PTVE	2019	7,155,000	N/A	N/A		324,619
John McGrath CEO, Pactiv	2019	1,550,000	3,100,000	3,337,066		168,564
Michael Ragen CFO, Pactiv	2019	980,000	980,000	933,952		90,490
Lance Mitchell CEO, RCPI	2019	1,550,000	1,550,000	3,429,903		168,564
John Rooney CEO, Evergreen	2019	1,600,000	2,400,000	2,000,000		210,119

(1)

The values reflected in this column represent amounts awarded pursuant to one-time retention bonuses as more fully described in the section entitled “—Executive Retention and Transaction Bonus Agreements— Cash Retention Agreements.”

(2)

This column represents the NEO’s payouts under the 2019 AIP and the PTVE LTIP as described above in the sections entitled “—Annual Incentive Compensation—2019 AIP Design” and “—Long-Term Incentive Compensation.”

Awards under the 2019 AIP are as shown in the table below.

Name	AIP Target Percentage (%)	Payment From AIP ($)
Thomas Degnan	N/A	N/A
John McGrath	150%	2,413,350
Michael Ragen	50%	508,620
Lance Mitchell	115%	2,174,650
John Rooney	125%	2,000,000

Awards and payments under the PTVE LTIP are set forth in the tables below. The first table shows the Target Opportunity Award for each NEO and results achieved (expressed as a percentage). That amount (the Target Opportunity Award times the performance percentage) sets the maximum amount that can be earned for such grant, payable over three years with years two and three contingent on the business meeting its performance goals. The second table shows the payouts (and in future years, potential payouts) for each of the grants.

Name	2017 ($)	2017%	2018 ($)	2018%	2019 ($)	2019%
Thomas Degnan	N/A	N/A	N/A	N/A	N/A	N/A
John McGrath	1,400,000	97%	1,500,000	—%	1,550,000	91%
Michael Ragen	624,750	97%	640,500	—%	735,000	91%
Lance Mitchell	1,300,000	92%	1,400,000	72%	1,550,000	101%
John Rooney	1,500,000	83%	1,600,000	—%	1,600,000	—%

Confidential Treatment Requested by Pactiv Evergreen Inc.

Pursuant to 17 C.F.R. Section 200.83

Name	2017 ($)	2018 ($)	2019 ($)	2020(a) ($)	2021(a) ($)
Thomas Degnan
2017 Grant	N/A	N/A	N/A	N/A	N/A
2018 Grant	N/A	N/A	N/A	N/A	N/A
2019 Grant	N/A	N/A	N/A	N/A	N/A
John McGrath
2017 Grant	454,067	—	454,066
2018 Grant		—	—	—
2019 Grant			469,650	469,650	469,650
Michael Ragen
2017 Grant	202,627	—	202,627
2018 Grant		—	—	—
2019 Grant			222,705	222,705	222,705
Lance Mitchell
2017 Grant	399,100	399,100	399,100
2018 Grant		334,320	334,320	334,320
2019 Grant			521,833	521,833	521,833
John Rooney
2017 Grant	414,500	414,500	—
2018 Grant		—	—	—
2019 Grant			—	—	—

(a)	Payouts for 2020 and 2021 are contingent on Pactiv and Evergreen, respectively, meeting performance goals for such years.

(3)	Mr. McGrath receives benefits under the RGPP. In 2019, there was an increase in the value of plan benefits for Mr. McGrath of $ .

(4)

We make contributions to 401(k) plans, the Reynolds Services Inc. Nonqualified Deferred Compensation Plan and the Evergreen Packaging Group Nonqualified Deferred Compensation Plan. The applicable amounts for fiscal year 2019 year were as follows. Mr. Degnan did not participate in these programs.

Name	Contributions To 401(k) Plan ($)	Contributions To Nonqualified Deferred Compensation Plan ($)
Thomas Degnan	N/A	N/A
John McGrath	22,400	142,600
Michael Ragen	22,400	64,563
Lance Mitchell	22,400	142,600
John Rooney	22,400	182,758

Other benefits reported under All Other Compensation include group life insurance and wellness credits. For Mr. Degnan, benefits also include a car allowance in the amount of $66,780, the incremental costs associated with the personal use of an aircraft owned by an entity outside of the Group in the amount of $68,659, and a gross-up of the premiums under the group term life insurance plan and Mr. Degnan’s individual term life executive policy in the amount of $189,179. Health and welfare benefits are not reported to the extent these benefits are generally available to all other salaried and non-union hourly employees.

Confidential Treatment Requested by Pactiv Evergreen Inc.

Pursuant to 17 C.F.R. Section 200.83

2019 Grants of Plan-Based Awards

The following table sets forth information concerning grants of plan-based awards made to the NEOs who participated in the 2019 AIP and PTVE LTIP during the year ended December 31, 2019. Mr. Degnan did not participate in these programs.

		Estimated Future Payouts Under Non-Equity Incentive Plan Awards
Name	Grant Date	Award Type	Threshold ($)	Target ($)	Maximum ($)
Thomas Degnan	January 1, 2019	2019 AIP	N/A	N/A	N/A
	January 1, 2019	PTVE LTIP	N/A	N/A	N/A
John McGrath	January 1, 2019 (1)	2019 AIP	581,250	2,325,000	4,650,000
	January 1, 2019 (2)	PTVE LTIP	387,500	1,550,000	1,937,500
Michael Ragen	January 1, 2019 (1)	2019 AIP	122,500	490,000	980,000
	January 1, 2019 (2)	PTVE LTIP	183,750	735,000	918,750
Lance Mitchell	January 1, 2019 (1)	2019 AIP	445,625	1,782,500	3,565,000
	January 1, 2019 (2)	PTVE LTIP	387,500	1,550,000	1,937,500
John Rooney	January 1, 2019 (1)	2019 AIP	500,000	2,000,000	4,000,000
	January 1, 2019 (2)	PTVE LTIP	400,000	1,600,000	2,000,000

(1)

Represents the threshold, target and maximum awards set for the 2019 AIP. The actual amount paid for 2019 to each NEO under the 2019 AIP is included in the 2019 Summary Compensation Table under the column titled “Non-Equity Incentive Plan Compensation.” The target value represents the NEO’s target percentage multiplied by the eligible earnings for the year ended December 31, 2019.

(2)

Represents the threshold, target and maximum awards set for the PTVE LTIP. The actual amount paid for 2019 to each NEO under the PTVE LTIP is included in the 2019 Summary Compensation Table under the column titled “Non-Equity Incentive Plan Compensation.” The target value is the amount which was communicated to the NEO at the beginning of the 2019 grant cycle for the PTVE LTIP.

There have been no equity-based compensation programs and consequently there were no outstanding equity awards as of December 31, 2019. We intend to adopt, subject to the approval of our shareholder, the Incentive Plan as described above in the section entitled “Compensation Programs Following This Offering—Omnibus Incentive Plan” in connection with this offering.

2019 Pension Benefits

The following table sets forth information with respect to each plan that provides for payments or other benefits at, following or in connection with retirement.

Name	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit ($)	Payments During Last Fiscal Year ($)
Thomas Degnan	N/A	N/A	N/A	N/A
John McGrath	RGPP	16.09	1,182,024	—
Michael Ragen	—	—	—	—
Lance Mitchell	—	—	—	—
John Rooney	—	—	—	—

Confidential Treatment Requested by Pactiv Evergreen Inc.

Pursuant to 17 C.F.R. Section 200.83

Mr. McGrath has legacy entitlements under the RGPP, an ERISA-qualified defined benefit plan maintained by the Group. Mr. McGrath’s legacy entitlements include a final average pay provision and a cash balance provision. The benefit formula for the final average pay provision under normal retirement is a monthly amount equal to 55% of final average compensation, multiplied by a fraction of the number of years of participation (not exceeding 35 years) divided by 35. Final average pay accruals were frozen as of October 31, 2010. The benefit formula for the cash balance provision was a monthly contribution credit of between 2.5% and 5% of compensation for that month (with the specific percentage based on age), plus an interest credit added each month. Cash balance accruals were frozen as of December 31, 2011.

2019 Nonqualified Deferred Compensation

In 2019, the Group maintained non-qualified deferred compensation plans that allowed participants to defer portions of their compensation. The purpose of these plans is to allow such persons to defer receipt of such compensation, and therefore the tax obligations arising from such compensation, to a date elected by the participant. The following table sets forth information with respect to each NEO’s participation in such a plan. A description of the non-qualified deferred compensation plans is set forth above in the section entitled “—Other Compensation-Retirement and Welfare Benefits—Executive Benefits and Perquisites.” Mr. Degnan did not participate in these Group non-qualified deferred compensation plans.

Name	Executive Contributions in Last FY (1) ($)	Group Contributions in Last FY ($)	Aggregate Earnings in Last FY ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FY ($)
Thomas Degnan	N/A	N/A	N/A	N/A	N/A
John McGrath	861,335	142,600	484,213	—	3,728,607
Michael Ragen	148,862	64,563	51,861	—	451,497
Lance Mitchell	223,479	142,600	201,821	—	1,690,784
John Rooney	356,000	182,758	189,790	430,519	1,978,042

(1)

Contributions represent the deferred portion of each NEO’s base salary and bonus amounts. The value in this column is also included in the “2019 Summary Compensation Table” and “2019 Grants of Plan-Based Awards.”

Confidential Treatment Requested by Pactiv Evergreen Inc.

Pursuant to 17 C.F.R. Section 200.83

Potential Payments Upon Termination or Change in Control

The employment agreements with the NEOs include severance in the event the employee is terminated without cause and enhanced severance if, within 12 months following a Sale of Business, the NEO is terminated without cause or resigns following a material reduction in his or her remuneration or scope of duties (“Good Reason”). The following table sets forth the expected benefits to be received by each NEO in each of these termination scenarios. This table assumes a termination date of December 31, 2019. Mr. Degnan did not have an agreement with the Group that provides for potential payments upon termination or a change in control. None of the employment agreements provide for severance or benefits solely upon a change in control or in the event of a termination for any reason other than as described above. The receipt of the severance benefits set forth below is subject to the execution and non-revocation of a release of claims in favor of the Group and compliance with restrictive covenants.

	Termination without Cause Not in Connection with a Change in Control ($)	Termination without Cause or Resignation for Good Reason in Connection with a Change in Control ($)
John McGrath
Cash (1)	3,875,000	5,425,000
Other Benefits (2)	8,308	8,308
Michael Ragen
Cash (1)	1,470,000	2,450,000
Other Benefits (2)	11,592	11,592
Lance Mitchell
Cash (1)	3,332,500	4,882,500
Other Benefits (2)	10,278	10,278
John Rooney
Cash (1)	1,600,000	5,200,000
Other Benefits (2)	17,403	17,403

(1)

Under their employment agreements, in connection with a qualifying termination of employment, the NEOs would have received severance payments equivalent to 12 months’ base salary. Additionally, Mr. McGrath would receive his target annual incentive bonus and Messrs. Ragen and Mitchell would receive their prorated target annual incentive bonus. If a qualifying termination occurs within 12 months following a Sale of Business (as defined in the employment agreements), the NEOs would have received severance payments equivalent to 24 months’ base salary. Severance is paid in equal installments over the applicable severance period. Additionally, Messrs. McGrath and Ragen would receive their target annual incentive bonus and Messrs. Mitchell and Rooney would receive their prorated target annual incentive bonus. Finally, Mr. McGrath would be entitled to a reimbursement of his lease payments for the remainder of the lease term through June 2021 if he was terminated for any reason other than for cause following a Sale of Business.

(2)

In connection with a qualifying termination of employment, whether or not in connection with a Sale of Business, the NEOs would have continued to receive benefits under (or benefits comparable to) their respective health and welfare plans for 12 months; however, the employee may elect to receive a lump-sum cash payment equal to COBRA premiums in lieu of the health insurance coverage.

Director Compensation

Our directors did not receive any compensation for their service in their capacity as a director in the year ended December 31, 2019.

Following the closing of this offering, we intend to implement a new director compensation program for our independent directors, which includes all directors except for those directors who are officers or full-time

Confidential Treatment Requested by Pactiv Evergreen Inc.

Pursuant to 17 C.F.R. Section 200.83

employees of the Group or directors or employees of entities associated with Mr. Hart. Our independent directors will be eligible to receive the following annual retainers and annual equity compensation grants:

•	Board member: $ , of which $ will be an annual cash retainer and $ will be in the form of an annual grant of RSUs.

•	Chairman of the Board: $ , of which $ will be an annual cash retainer and $ will be in the form of an annual grant of RSUs, in addition to the $ in board member payments and grants described above.

•	Chairs of our Audit Committee and our CNG Committee: $ , as an annual cash retainer.

•	Members of our Audit Committee and our CNG Committee (other than the Chairman of the Board): $ , as an annual cash retainer.

RSUs will be granted pursuant to the Incentive Plan. Directors who are also full-time officers or employees of the Group will receive no additional compensation for serving as directors. As explained above in the section entitled “—Compensation Programs Following this Offering— Omnibus Incentive Plan—Director Pay Cap,” an individual who is a non-employee director may not receive awards, in cash or otherwise, for any calendar year that total more than $750,000 in the aggregate.

We will also reimburse all of our directors for their reasonable expenses incurred in attending meetings of our board of directors or committees, and have entered into Indemnification Agreements with our directors. Our directors will also be entitled to indemnification, as further described in the section entitled “Description of Capital Stock—Limitation of Liability of Directors and Officers.”

Compensation Committee Interlocks and Insider Participation

None of our executive officers has served as a member of a compensation committee (or if no committee performs that function, the board of directors) of any other entity that has an executive officer serving as a member of our board of directors.

Confidential Treatment Requested by Pactiv Evergreen Inc.

Pursuant to 17 C.F.R. Section 200.83

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

We describe below transactions and series of similar transactions, during our last three fiscal years or currently proposed, to which we were a party or will be a party, in which:

•	the amounts involved exceeded or will exceed $120,000; and

•	any of our directors, executive officers or beneficial holders of more than 5% of any class of our capital stock had or will have a direct or indirect material interest.

Other than as described below, there have not been, nor are there any currently proposed, transactions or series of similar transactions meeting this criteria to which we have been or will be a party other than compensation arrangements, which are described where required under “Management—Board Structure” and “Executive Compensation.”

Historical Transactions with Related Parties

Prior to this offering, we have operated as part of PFL’s broader corporate organization rather than as a standalone public company. Historically, related entities have performed or supported various corporate services for us, and we have engaged in various transactions with such related parties. The previous arrangements include those described below.

Supply, Warehousing and Freight Arrangements

Pactiv and RCPI have entered into supply arrangements to continue to purchase products from and sell products to each other, primarily aluminum foil, aluminum foil containers and tableware products. These agreements will expire on December 31, 2024.

Pactiv and RCPI have entered into a warehousing and freight services agreement pursuant to which Pactiv will store certain of RCPI’s finished goods in its warehouses and to provide certain freight services. The term of the warehousing services under the agreement varies by location. The term of the freight services under the agreement expires on various dates, with a final termination date of December 31, 2024.

Rank Services Agreement

Our financing agreements permit the payment to related parties of management, consulting, monitoring and advising fees of up to 1.5% of the Group’s Adjusted EBITDA (as defined in the financing agreements) for the previous year. The management fee is paid pursuant to a services agreement with Rank.

During the years ended December 31, 2019, 2018 and 2017, the Group recognized an expense of $29 million, $28 million and $31 million, respectively, in relation to the management fee. These amounts include $13 million, $12 million and $14 million, respectively, which have been presented in discontinued operations.

Prior to the closing of this offering, the services agreement described above with Rank will terminate and we will no longer be charged a management fee.

Transfer of New Zealand Tax Losses

During the years ended December 31, 2019, 2018 and 2017, the Group paid $2 million, $3 million and $1 million, respectively, to entities related to Mr. Hart for the transfer of New Zealand tax losses to offset income taxes payable. These payments represent the value of the acquired tax losses.

After the closing of this offering, we will no longer acquire tax losses from related parties.

Confidential Treatment Requested by Pactiv Evergreen Inc.

Pursuant to 17 C.F.R. Section 200.83

Recharges for Other Costs

During the years ended December 31, 2019, 2018 and 2017, the Group incurred expenses of $24 million, $18 million and $21 million, respectively, in relation to costs that were incurred by related parties on our behalf and subsequently recharged to us. These charges are for various costs including services provided, financing and other activities. As part of becoming a public company, we are developing internal resources to perform the services previously recharged to us.

Prior to the closing of this offering, we will enter into the Rank TSA, under which, upon our request, Rank will provide administrative and support services to us for up to 12 months to be charged at an agreed hourly rate, and the recharges described above will be discontinued.

Transition Services Agreements with RCPI and GPC

We have entered into two Transition Services Agreements (“TSAs”) with RCPI and one TSA with GPC:

•

A TSA with RCPI pursuant to which we will continue to provide certain administrative and support services to RCPI, including information technology service; accounting, treasury, financial reporting and transaction support; human resources; procurement; tax, legal and compliance related services; and other corporate services. These services will be consistent with administrative services provided by us to RCPI prior to the IPO of RCPI, and the charges are at forecasted cost or current cost plus margin. In addition, RCPI will provide certain services to us, consistent with services provided by RCPI to us prior to the IPO of RCPI, which are also charged at current cost plus margin. The term of this TSA runs to February 2022, although certain of the services terminate before that date.

•

A TSA for RCPI’s Red Bluff, California and Huntersville, North Carolina facilities, acquired from Pactiv in 2019, pursuant to which Pactiv provides certain services to RCPI, including tooling and engineering support, financial services, procurement services, and environmental, health and safety services, charged at an agreed rate. The term of this TSA runs to November 2020.

•	A TSA with GPC pursuant to which we will, upon GPC’s request, provide certain administrative services to GPC for up to 24 months.

Leases

RCPI leases its corporate headquarters in Lake Forest, Illinois from Pactiv. RCPI occupies approximately 70,000 square feet at market rent with a term of ten years, which began on January 1, 2020, with two five-year renewal options. RCPI also leases at market rent approximately 26,000 square feet in our Canandaigua, New York facility for certain research and development activities. The Canandaigua lease began on January 1, 2020 and has a term of five years, provided RCPI has the right to terminate the lease on six months’ notice.

Tax Matters Agreements

Allocation of taxes

As discussed above under “Risk Factors—Risks Relating to Our Business and Industry—We may be liable for significant taxes if the distributions of RCPI or of GPC to PFL are determined to be taxable transactions,” we entered into the RCPI Tax Matters Agreement in connection with the RCPI distribution and the GPC Tax Matters Agreement in connection with the GPC distribution. These Tax Matters Agreements govern the parties’ respective rights, responsibilities and obligations with respect to tax liabilities and benefits, tax attributes, the preparation and filing of tax returns, payment of taxes due, the control of audits and other tax proceedings and other matters regarding taxes. None of the parties’ obligations under the Tax Matters Agreements will be limited in amount or subject to any cap.

Confidential Treatment Requested by Pactiv Evergreen Inc.

Pursuant to 17 C.F.R. Section 200.83

Preservation of the tax-free status of the RCPI and the GPC distributions

Pursuant to the Tax Matters Agreements, each of RCPI and GPC agreed to certain covenants that contain restrictions intended to preserve the tax-free status of the RCPI distribution and the GPC distribution, respectively. RCPI and GPC may take certain actions otherwise prohibited by these covenants if they obtain and provide to us a ruling from the IRS or an opinion from a tax advisor recognized as an expert in federal income tax and acceptable to us, in each case, to the effect that such action should not jeopardize the tax-free status of the RCPI distribution or the GPC distribution, as applicable, or if we consent to waive such requirements. Under the Tax Matters Agreements, RCPI or GPC, as applicable, will generally be required to indemnify us against taxes incurred with respect to the RCPI distribution or the GPC distribution, respectively, that arise as a result of, among other things, (i) a breach of any representation made under a Tax Matters Agreement, including those provided in connection with an opinion of tax counsel, or (ii) RCPI or GPC, as applicable, taking or failing to take, as the case may be, certain actions, in each case that result in the distributions failing to meet the requirements for tax-free treatment under the Code. These indemnifications will apply even if RCPI or GPC, as applicable, is permitted to take an action that would otherwise have been prohibited under the tax-related covenants because it obtains an opinion, IRS ruling or our consent (as described above).

Related Party Non-Current Receivable

We were previously party to a loan agreement with Rank under which Rank was able to request and, with our agreement, receive one or more advances. Advances were unsecured and repayable on demand. Advances due from Rank accrued interest at a rate based on the average 90 day New Zealand bank bill rate, set quarterly, plus a margin of 3.25%. Interest was only charged or accrued if demanded by us.

In May 2019, Rank repaid $5 million of the related party loan receivable balance, and PTVE repaid $5 million of outstanding related party balances due to Rank. For the year ended December 31, 2019, interest was charged at 4.40% to 5.15%, and for the year ended December 31, 2018, interest was charged at 5.16% to 5.26%. As of December 31, 2019 and December 31, 2018, $339 million and $328 million, respectively, inclusive of capitalized interest, was outstanding under the loan.

This outstanding balance under the loan agreement was forgiven in connection with the Corporate Reorganization and, upon closing of this offering, there will be no outstanding related party balances due to or from Rank.

Transactions to be Entered into in Connection with this Offering

Transition Services Agreement with Rank

We have entered into a TSA with Rank pursuant to which Rank will, upon our request, continue to provide certain administrative and support services to us, including financial reporting, consulting and compliance services, insurance and IT handover services, tax consulting services, human resources administrative, relationship support and compensation management services, M&A transaction support services and legal and corporate secretarial support, and related services for up to 12 months, to be charged at an agreed hourly rate. In addition, we will provide, at Rank’s request, certain historical tax and financial information to enable Rank to prepare certain of its tax and financial reports.

Stockholders Agreement

In connection with this offering, we will enter into a stockholders agreement with PFL. Among other things, the stockholders agreement will provide PFL with the right to nominate a certain number of directors to our board of directors, so long as the Hart Entities beneficially own at least 10% of the outstanding shares of our common stock. The stockholders agreement will also provide PFL with the ability to assign its board nomination and other rights to Permitted Assigns at any time.

Confidential Treatment Requested by Pactiv Evergreen Inc.

Pursuant to 17 C.F.R. Section 200.83

The stockholders agreement will provide that, subject to compliance with applicable law and     rules, for so long as the Hart Entities beneficially own at least 50% of our common stock then outstanding, PFL shall be entitled to nominate the total number of directors comprising the entire board of directors; for so long as the Hart Entities beneficially own at least 40%, but less than 50%, of our common stock then outstanding, PFL shall be entitled to nominate a majority of directors to our board of directors; for so long as the Hart Entities beneficially own at least 30%, but less than 40%, of our common stock then outstanding, PFL shall be entitled to nominate 40% of the directors to our board of directors; for so long as the Hart Entities beneficially own at least 20%, but less than 30%, of our common stock then outstanding, PFL shall be entitled to nominate 25% of the directors to our board of directors; and for so long as the Hart Entities beneficially own at least 10%, but less than 20%, of our common stock then outstanding, PFL shall be entitled to nominate 10% of the directors to our board of directors. For purposes of calculating the number of directors that PFL is entitled to nominate pursuant to the formula outlined above, any fractional amounts would be rounded up to the nearest whole number and the calculation would be made on a pro forma basis, taking into account any increase in the size of our board of directors. In the case of a vacancy on our board of directors created by the removal or resignation of an individual selected for nomination by PFL, the stockholders agreement will require us to nominate another individual selected by PFL.

In addition, the stockholders agreement will provide that for so long as the Hart Entities beneficially own at least 10% of the outstanding shares of our common stock, PFL is entitled to nominate, pursuant to the formula outlined above, members of the compensation, nominating and corporate governance committee and the audit committee of our board of directors, except to the extent that such membership would violate applicable securities laws or rules. The stockholders agreement will provide that so long as PFL holds over 5% of the Company’s shares, Mr. Hart will be entitled to receive access to certain of the Company’s information and also to routinely consult and advise senior management with respect to the Company’s business and financial matters, with the Company agreeing to give consideration to Mr. Hart’s advice and proposals.

The rights granted to PFL to nominate directors are additive to and not intended to limit in any way the rights that PFL may have to nominate, elect or remove our directors under our amended and restated certificate of incorporation, bylaws or Delaware law.

Policies and Procedures for Transactions with Related Parties

In connection with this offering, we have adopted a written policy that our executive officers, directors, nominees for election as a director, beneficial owners of 5% or more of our common stock and any members of the immediate family of any of the foregoing persons are not permitted to enter into a related party transaction with us without the approval or ratification of a designated committee of our board of directors (which will initially be the audit committee) or other committee designated by our board of directors made up solely of independent directors. Any request for us to enter into a transaction with an executive officer, director, nominee for election as a director, beneficial owner of 5% or more of our common stock or any member of the immediate family of any of the foregoing persons, in which the amount involved exceeds $120,000 and such person would have a direct or indirect interest, must be presented to our audit committee or other committee of independent directors for review to determine whether the related party involved has a direct or indirect material interest in the transaction. In reviewing any such proposal, our audit committee or other committee of independent directors are to consider the relevant facts of the transaction, including the risks, costs and benefits to us and whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances.

Confidential Treatment Requested by Pactiv Evergreen Inc.

Pursuant to 17 C.F.R. Section 200.83

PRINCIPAL STOCKHOLDERS

The following table sets forth information regarding beneficial ownership of our common stock as of                 , 2020 (as adjusted to give effect to the Corporate Reorganization), by:

•	each person, or group of affiliated persons, known by us to own beneficially 5% or more of our common stock;

•	each of the directors and NEOs individually; and

•	all directors and executive officers as a group.

The number of shares of common stock outstanding after this offering includes                 shares of common stock being offered for sale by us in this offering and assumes no exercise of the underwriters’ option to purchase additional shares. Unless otherwise indicated, the address for each listed stockholder is: 1900 W. Field Court, Lake Forest, Illinois, 60045. To our knowledge, except as indicated in the footnotes to this table and pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of common stock.

	Shares Beneficially Owned Before This Offering		Shares Beneficially Owned After This Offering (1)
	Common Stock		Common Stock
Name and Address of Beneficial Owner	Number	%	Number %
5% Stockholder
PFL(2)
Named Executive Officers and Directors
Thomas Degnan	—	—
John McGrath	—	—
Michael Ragen	—	—
Lance Mitchell	—	—
John Rooney	—	—
Allen Hugli	—	—
Andrew Liddell	—	—
All executive officers and directors as a group (nine persons)

(1)	Assumes no exercise of the underwriters’ option to purchase additional shares. See “Underwriting.”
(2)

PFL is a wholly-owned subsidiary of PHL, which is wholly-owned by Mr. Hart. The principal business address of PFL, PHL and Mr. Hart is c/o Rank Group Limited, Floor 9, 148 Quay Street, Auckland, 1010 New Zealand.

Confidential Treatment Requested by Pactiv Evergreen Inc.

Pursuant to 17 C.F.R. Section 200.83

DESCRIPTION OF CAPITAL STOCK

The following descriptions are summaries of the material terms of our amended and restated certificate of incorporation and bylaws. Reference is made to the more detailed provisions of, and the descriptions are qualified in their entirety by reference to, these documents, copies of which will be filed with the SEC as exhibits to the registration statement of which this prospectus is a part, and applicable law.

General

Upon the closing of this offering, our amended and restated certificate of incorporation and bylaws will provide for one class of common stock. In addition, our amended and restated certificate of incorporation and bylaws will authorize shares of undesignated preferred stock, the rights, preferences and privileges of which may be designated from time to time by our board of directors.

Following the closing this offering, our authorized capital stock will consist of                  shares of common stock, par value $0.001 per share and                  shares of preferred stock, par value $0.001 per share.

Common Stock

Common stock outstanding. Prior to the closing of this offering (after giving effect to the Corporate Reorganization) there were                  shares of common stock outstanding. Upon the closing of this offering, there will be                  shares of common stock outstanding, assuming no exercise of the underwriters’ option to purchase additional shares, after giving effect to the sale of the shares of common stock offered hereby. All outstanding shares of common stock are fully paid and non-assessable, and the shares of common stock to be issued upon the closing of this offering will be fully paid and non-assessable.

Voting rights. The holders of our common stock are entitled to one vote per share on all matters to be voted upon by the stockholders.

Dividend rights. Holders of shares of our common stock are entitled to receive dividends when, as and if declared by our board of directors out of funds legally available therefor, subject to preferences that may be applicable to any outstanding preferred stock. See “Dividend Policy.”

Rights upon liquidation. In the event of liquidation, dissolution or winding up of the Company, the holders of common stock will be entitled to share equally, identically and ratably in all assets remaining after the payment of any liabilities, liquidation preferences and accrued or declared but unpaid dividends, if any, with respect to any outstanding preferred stock.

Other rights. Our common stock is not entitled to preemptive rights and is not subject to conversion, redemption or sinking fund provisions.

Preferred Stock

Our board of directors has the authority to issue preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or the designation of such series, without further vote or action by the stockholders.

The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of the Company without further action by the stockholders and may adversely affect the voting and other rights of the holders of common stock. At present, we have no plans to issue any of the preferred stock.

Confidential Treatment Requested by Pactiv Evergreen Inc.

Pursuant to 17 C.F.R. Section 200.83

Election and Removal of Directors

Our board of directors will consist of between five and eleven directors. The exact number of directors will be fixed from time to time by resolution of the board. Upon the closing of this offering, our board of directors will consist of five directors. No director may be removed except for cause, and directors may be removed for cause by an affirmative vote of shares representing a majority of the shares then entitled to vote at an election of directors. Any vacancy occurring on the board of directors and any newly created directorship may be filled only by a board resolution approved by a majority of the remaining directors in office.

Staggered Board

Our amended and restated certificate of incorporation and our bylaws provide that our board of directors will be divided into three classes serving staggered three-year terms. Class I, Class II and Class III directors will serve until our annual meetings of stockholders in                 ,                  and                 , respectively. At each annual meeting of stockholders, directors will be elected to succeed the class of directors whose terms have expired. This classification of our board of directors could have the effect of increasing the length of time necessary to change the composition of a majority of our board of directors. In general, at least two annual meetings of stockholders will be necessary for stockholders to effect a change in a majority of the members of our board of directors. An election of the directors shall be determined by a plurality of votes cast by the stockholders entitled to vote on the election. The holders of our common stock are not entitled to cumulative voting rights with respect to the election of directors.

Limits on Written Consents

Our amended and restated certificate of incorporation and our bylaws provide that from and after the date on which the Hart Entities or Permitted Assigns no longer beneficially own more than 50% of the outstanding shares of our common stock, holders of our common stock will not be able to act by written consent without a meeting.

Stockholder Meetings

Our amended and restated certificate of incorporation and our bylaws provide that special meetings of our stockholders may be called only by our Chief Executive Officer, the chairman of our board of directors, a majority of the directors, or stockholders holding more than 50% of the voting power of our outstanding common stock (which ability of stockholders to call special meetings will terminate once the Hart Entities or Permitted Assigns no longer beneficially own more than 50% of the outstanding shares of our common stock). Our amended and restated certificate of incorporation and our bylaws will specifically deny any power of any other person to call a special meeting.

Amendment of Certificate of Incorporation

The provisions of our amended and restated certificate of incorporation may be amended only by the affirmative vote of holders of at least a majority of the voting power of our outstanding shares of voting stock, for as long as the Hart Entities or Permitted Assigns beneficially own more than 50% of the outstanding shares of our common stock. From and after the date on which the Hart Entities or Permitted Assigns no longer beneficially own more than 50% of the outstanding shares of our common stock, the affirmative vote of holders of at least 66 2/3% of the voting power of our outstanding shares of common stock will be required to amend provisions of our amended and restated certificate of incorporation.

Confidential Treatment Requested by Pactiv Evergreen Inc.

Pursuant to 17 C.F.R. Section 200.83

Amendment of Bylaws

Our bylaws may generally be altered, amended or repealed, and new bylaws may be adopted, with:

•	the affirmative vote of a majority of directors present at any regular or special meeting of the board of directors called for that purpose; or

•

the affirmative vote of holders of at least a majority of the voting power of our outstanding shares of voting stock for as long as the Hart Entities or Permitted Assigns beneficially own more than 50% of the outstanding shares of our common stock. From and after the date on which the Hart Entities or Permitted Assigns no longer beneficially own more than 50% of the outstanding shares of our common stock, the affirmative vote of holders of at least 66 2/3% of the voting power of our outstanding shares of common stock will be required to amend provisions of our bylaws.

Other Limitations on Stockholder Actions

Our bylaws will also impose some procedural requirements on stockholders who wish to:

•	make nominations in the election of directors;

•	propose that a director be removed;

•	propose any repeal or change in our bylaws; or

•	propose any other business to be brought before an annual or special meeting of stockholders.

Under these procedural requirements, in order to bring a proposal before a meeting of stockholders, a stockholder must deliver timely notice of a proposal pertaining to a proper subject for presentation at the meeting to our corporate secretary along with the following:

•	a description of the business or nomination to be brought before the meeting and the reasons for conducting such business at the meeting;

•	the stockholder’s name and address;

•	any material interest of the stockholder in the proposal;

•	the number of shares beneficially owned by the stockholder and evidence of such ownership;

•

the names and addresses of all persons with whom the stockholder is acting in concert and a description of all arrangements and understandings with those persons, and the number of shares such persons beneficially own;

•

a description of any agreement or arrangement that has been entered into, the effect or intent of which is to create or mitigate loss to, manage risk or benefit of share price changes for, or increase or decrease the voting power of, such stockholder with respect to the Company’s securities; and

•

representations (i) that the stockholder is a holder of record entitled to vote and intends to appear in person or by proxy at such meeting to bring such business before the meeting and (ii) as to whether such stockholder intends to deliver a proxy statement to holders of the required voting power to approve the proposal or otherwise solicit proxies in support of the proposal.

To be timely, a stockholder must generally deliver notice:

•

in connection with an annual meeting of stockholders, not less than 120 nor more than 180 days prior to the date on which the annual meeting of stockholders was held in the immediately preceding year, but in the event that the date of the annual meeting is more than 30 days before or more than 60 days after the anniversary date of the preceding annual meeting of stockholders, a stockholder notice will be timely if

Confidential Treatment Requested by Pactiv Evergreen Inc.

Pursuant to 17 C.F.R. Section 200.83

received by us no earlier than 120 days prior to such annual meeting and not later than the close of business on the later of (1) 70 days prior to the date of the annual meeting and (2) the 10th day following the day on which we first publicly announce the date of the annual meeting; or

•

in connection with the election of a director at a special meeting of stockholders, a stockholder notice will be timely if received by us (1) not earlier than 150 days prior to the date of the special meeting nor (2) later than the later of (a) 120 days prior to the date of the special meeting or (b) the 10th day following the day on which public announcement of the date of the special meeting of the stockholders is first made.

In order to submit a nomination for our board of directors, a stockholder must also submit any information with respect to the nominee that we would be required to include in a proxy statement, as well as certain other information. If a stockholder fails to follow the required procedures, the stockholder’s proposal or nominee will be ineligible and will not be voted on by our stockholders.

Limitation of Liability of Directors and Officers

Our amended and restated certificate of incorporation will provide that no director will be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except as required by applicable law, as in effect from time to time. Currently, Delaware law requires that liability be imposed for the following:

•	any breach of the director’s duty of loyalty to our company or our stockholders;

•	any act or omission not in good faith or which involved intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; and

•	any transaction from which the director derived an improper personal benefit.

As a result, neither we nor our stockholders have the right, through stockholders’ derivative suits on our behalf, to recover monetary damages against a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior, except in the situations described above.

Our bylaws will provide that, to the fullest extent permitted by law, we will indemnify any officer or director of our company against all damages, claims and liabilities arising out of the fact that the person is or was our director or officer, or served any other enterprise at our request as a director, officer, employee, agent or fiduciary. We will reimburse the expenses, including attorneys’ fees, incurred by a person indemnified by this provision when we receive an undertaking to repay such amounts if it is ultimately determined that the person is not entitled to be indemnified by us. Amending this provision will not reduce our indemnification obligations relating to actions taken before an amendment.

Forum Selection

Our amended and restated certificate of incorporation will provide that unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will, to the fullest extent permitted by applicable law, be the sole and exclusive forum for:

•	any derivative action or proceeding brought on our behalf;

•	any action asserting a claim of breach of fiduciary duty owed by any of our directors, officers or other employees or our stockholders;

Confidential Treatment Requested by Pactiv Evergreen Inc.

Pursuant to 17 C.F.R. Section 200.83

•	any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law; or

•	any action asserting a claim governed by the internal affairs doctrine.

In each such case subject to such Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein.

Notwithstanding the foregoing, the exclusive forum provision will not apply to any claim to enforce any duty or liability created by the Securities Act, the Exchange Act or for which the federal courts have exclusive jurisdiction. Unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act.

Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock shall be deemed to have notice of and consented to the foregoing forum selection provisions. Although we believe these provisions will benefit us by providing increased consistency in the application of Delaware and federal law for the specified types of actions and proceedings, the provisions may have the effect of discouraging lawsuits against our directors, officers, employees and agents. The enforceability of similar exclusive forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that, in connection with one or more actions or proceedings described above, a court could rule that this provision in our amended and restated certificate of incorporation is inapplicable or unenforceable.

Delaware Business Combination Statute

Section 203 of the Delaware General Corporation Law prevents an “interested stockholder,” which is defined generally as a person owning 15% or more of a corporation’s voting stock, or any affiliate or associate of that person, from engaging in a broad range of “business combinations” with the corporation for three years after becoming an interested stockholder unless:

•	the board of directors of the corporation had previously approved either the business combination or the transaction that resulted in the stockholder’s becoming an interested stockholder;

•

upon the closing of the transaction that resulted in the stockholder’s becoming an interested stockholder, that person owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, other than statutorily excluded shares; or

•

following the transaction in which that person became an interested stockholder, the business combination is approved by the board of directors of the corporation and holders of at least two-thirds of the outstanding voting stock not owned by the interested stockholder.

A Delaware corporation may elect in its certificate of incorporation or bylaws not to be governed by this particular Delaware law. Under our amended and restated certificate of incorporation, we will opt out of Section 203 of the Delaware General Corporation Law and will therefore not be subject to Section 203.

Anti-Takeover Effects of Some Provisions

Some provisions of our amended and restated certificate of incorporation and bylaws could make the following more difficult:

•	acquisition of control of us by means of a proxy contest or otherwise, or

•	removal of our incumbent officers and directors.

Confidential Treatment Requested by Pactiv Evergreen Inc.

Pursuant to 17 C.F.R. Section 200.83

These provisions, as well as our ability to issue preferred stock, are designed to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection give us the potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us, and that the benefits of this increased protection outweigh the disadvantages of discouraging those proposals, because negotiation of those proposals could result in an improvement of their terms.

Listing

Our common stock has been approved for listing on      under the symbol “PTVE.”

Transfer Agent and Registrar

The transfer agent and registrar for the common stock is                 .

Confidential Treatment Requested by Pactiv Evergreen Inc.

Pursuant to 17 C.F.R. Section 200.83

MATERIAL U.S. FEDERAL TAX CONSIDERATIONS FOR

NON-U.S. HOLDERS OF COMMON STOCK

The following are the material U.S. federal income and estate tax consequences of the ownership and disposition of our common stock acquired in this offering by a “Non-U.S. Holder” that does not own, and has not owned, actually or constructively, more than 5% of our common stock. You are a Non-U.S. Holder if for U.S. federal income tax purposes you are a beneficial owner of our common stock that is:

•	a nonresident alien individual;

•	a foreign corporation; or

•	a foreign estate or trust.

You are not a Non-U.S. Holder if you are a nonresident alien individual present in the United States for 183 days or more in the taxable year of disposition, or if you are a former citizen or former resident of the United States for U.S. federal income tax purposes. If you are such a person, you should consult your tax adviser regarding the U.S. federal income tax consequences of the ownership and disposition of our common stock.

If you are a partnership for U.S. federal income tax purposes, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and your activities.

This discussion is based on the Code, administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, changes to any of which subsequent to the date of this prospectus may affect the tax consequences described herein, possibly with retroactive effect. This discussion does not describe all of the tax consequences that may be relevant to you in light of your particular circumstances, including alternative minimum tax and Medicare contribution tax consequences and does not address any aspect of state, local or non-U.S. taxation, or any taxes other than income and estate taxes. You should consult your tax adviser with regard to the application of the U.S. federal tax laws to your particular situation, as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Dividends

Distributions of cash or other property will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed our current and accumulated earnings and profits, they will constitute a return of capital, which will first reduce your basis in our common stock, but not below zero, and then will be treated as gain from the sale of our common stock, as described below under “—Gain on Disposition of Our Common Stock.”

Dividends paid to you generally will be subject to withholding tax at a 30% rate or a reduced rate specified by an applicable income tax treaty. In order to obtain a reduced rate of withholding (subject to the discussion below under “—FATCA”), you will be required to provide a properly executed applicable IRS Form W-8 certifying your entitlement to benefits under a treaty.

If dividends paid to you are effectively connected with your conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base maintained by you in the United States), you will generally be taxed on the dividends in the same manner as a U.S. person. In this case, you will be exempt from the withholding tax discussed in the preceding paragraph, although you will be required to provide a properly executed IRS Form W-8ECI in order to claim an exemption from withholding. You should consult your tax adviser with respect to other U.S. tax consequences of the ownership and disposition of our common stock, including the possible imposition of a branch profits tax at a rate of 30% (or a lower treaty rate) if you are a corporation.

Confidential Treatment Requested by Pactiv Evergreen Inc.

Pursuant to 17 C.F.R. Section 200.83

Gain on Disposition of Our Common Stock

Subject to the discussions below under “—Information Reporting and Backup Withholding” and “—FATCA,” you generally will not be subject to U.S. federal income or withholding tax on gain realized on a sale or other taxable disposition of our common stock unless:

•

the gain is effectively connected with your conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base maintained by you in the United States), or

•

we are or have been a “United States real property holding corporation,” as defined in the Code, at any time within the five-year period preceding the disposition or your holding period, whichever period is shorter, and our common stock has ceased to be regularly traded on an established securities market prior to the beginning of the calendar year in which the sale or disposition occurs.

We believe that we are not, and do not anticipate becoming, a United States real property holding corporation.

If you recognize gain on a sale or other disposition of our common stock that is effectively connected with your conduct of a trade or business in the United States (and if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base maintained by you in the United States), you will generally be taxed on such gain in the same manner as a U.S. person. You should consult your tax adviser with respect to other U.S. tax consequences of the ownership and disposition of our common stock, including the possible imposition of a branch profits tax at a rate of 30% (or a lower treaty rate) if you are a corporation.

Information Reporting and Backup Withholding

Information returns are required to be filed with the IRS in connection with payments of dividends on our common stock. Unless you comply with certification procedures to establish that you are not a U.S. person, information returns may also be filed with the IRS in connection with the proceeds from a sale or other disposition of our common stock. You may be subject to backup withholding on payments on our common stock or on the proceeds from a sale or other disposition of our common stock unless you comply with certification procedures to establish that you are not a U.S. person or otherwise establish an exemption. Your provision of a properly executed applicable IRS Form W-8 certifying your non-U.S. status will permit you to avoid backup withholding. Amounts withheld under the backup withholding rules are not additional taxes and may be refunded or credited against your U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

FATCA

Provisions of the Code commonly referred to as “FATCA” require withholding of 30% on payments of dividends on our common stock, as well as of gross proceeds of dispositions of our common stock, to “foreign financial institutions” (which is broadly defined for this purpose and in general includes investment vehicles) and certain other non-U.S. entities unless various U.S. information reporting and due diligence requirements (generally relating to ownership by U.S. persons of interests in or accounts with those entities) have been satisfied, or an exemption applies. An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements. Under proposed regulations the preamble to which states that taxpayers may rely on the proposed regulations until final regulations are issued, this withholding tax will not apply to the gross proceeds from the sale, exchange, redemption or other taxable disposition of our common stock. If FATCA withholding is imposed, a beneficial owner that is not a foreign financial institution generally may obtain a refund of any amounts withheld by filing a U.S. federal income tax return (which may entail significant administrative burden). You should consult your tax adviser regarding the effects of FATCA on your investment in our common stock.

Confidential Treatment Requested by Pactiv Evergreen Inc.

Pursuant to 17 C.F.R. Section 200.83

Federal Estate Tax

Individual Non-U.S. Holders and entities the property of which is potentially includible in such an individual’s gross estate for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), should note that, absent an applicable treaty exemption, our common stock will be treated as U.S.-situs property subject to U.S. federal estate tax.

Confidential Treatment Requested by Pactiv Evergreen Inc.

Pursuant to 17 C.F.R. Section 200.83

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no market for our common stock. Future sales of substantial amounts of our common stock in the public market could adversely affect market prices prevailing from time to time. Furthermore, because only a limited number of shares will be available for sale shortly after this offering due to existing contractual and legal restrictions on resale as described below, there may be sales of substantial amounts of our common stock in the public market after the restrictions lapse. This may adversely affect the prevailing market price and our ability to raise equity capital in the future.

Upon the closing of this offering, we will have                  shares of common stock outstanding (or                  shares, if the underwriters exercise their option to purchase additional shares in full). Of these shares, the                  shares of common stock, or                  shares of common stock if the underwriters exercise their option to purchase additional shares in full, sold in this offering will be freely transferable without restriction or registration under the Securities Act, except for any shares purchased by one of our existing “affiliates,” as that term is defined in Rule 144 under the Securities Act. The shares of common stock issued pursuant to the IPO Grants will be subject to vesting conditions. The                  shares of common stock held by PFL upon the closing of this offering are “restricted shares” as defined in Rule 144. Restricted shares may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144 of the Securities Act. As a result of the contractual 180-day lock-up period described below and the provisions of Rules 144, these shares will be available for sale in the public market as follows:

Number of Shares	Date
On the date of this prospectus.

After 180 days from the date of this prospectus (subject to volume limitations).

Rule 144

In general, a person (or persons whose shares are aggregated) who has beneficially owned restricted shares of our common stock for at least six months would be entitled to sell such securities, provided that (i) such person is not deemed to have been one of our affiliates at the time of, or at any time during the 90 days preceding, a sale and (ii) we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Persons who have beneficially owned restricted shares of our common stock for at least six months but who are our affiliates at the time of, or any time during the 90 days preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three month period only a number of securities that does not exceed the greater of either of the following:

•

1% of the number of shares of our common stock then outstanding, which will equal approximately                  shares immediately after this offering, assuming no exercise of the underwriters’ option to purchase additional shares; or

•	the average weekly trading volume of our common stock on the during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale;

provided, in each case, that we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Such sales both by affiliates and by non-affiliates must also comply with the manner of sale, current public information and notice provisions of Rule 144 to the extent applicable.

Registration Statement on Form S-8

We intend to file a registration statement on Form S-8 under the Securities Act to register all of the shares of common stock subject to issuance under the Incentive Plan and the IPO Grants, which will be adopted in

Confidential Treatment Requested by Pactiv Evergreen Inc.

Pursuant to 17 C.F.R. Section 200.83

connection with this offering. We expect to file this registration statement as promptly as possible after the closing of this offering. Any such Form S-8 registration statement will automatically become effective upon filing. Accordingly, shares registered under such registration statement will be available for sale in the open market, subject to vesting or transfer restrictions that may be applicable to such awards. We expect that the registration statement on Form S-8 relating to the IPO Grants and the Incentive Plan, which will be adopted in connection with this offering, will cover approximately                  shares of common stock.

Registration Rights

In connection with this offering, we will enter into an agreement that will provide that PFL will be entitled to various rights with respect to the registration of the offer and sale of the shares it holds under the Securities Act. If the offer and sale of these shares is registered, these shares will become freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares purchased by affiliates. The registration rights agreement that we intend to enter into with PFL will not provide for any cash penalties, or any other penalties, resulting from delays in registering the shares held by PFL.

Lock-up Agreements

We, our directors, our executive officers and PFL have agreed, subject to certain exceptions, not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock for a period of 180 days after the date of this prospectus, without the prior written consent of Credit Suisse Securities (USA) LLC and                 . See “Underwriting” for a description of the lock-up agreements applicable to our shares.

Confidential Treatment Requested by Pactiv Evergreen Inc.

Pursuant to 17 C.F.R. Section 200.83

UNDERWRITING

Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, we have agreed to sell to the underwriters named below, for whom Credit Suisse Securities (USA) LLC and                  are acting as representatives, the following respective number of shares of common stock:

Name	Number of Shares
Credit Suisse Securities (USA) LLC

Total

The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in this offering if any are purchased, other than those shares covered by the option to purchase additional shares described below. The underwriting agreement also provides that if an underwriter defaults the purchase commitments of non-defaulting underwriters may be increased or this offering may be terminated.

We have granted the underwriters a 30-day option to purchase on a pro rata basis up to                  additional shares of common stock from us at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of up to $         per share. After the initial public offering the representatives may change the public offering price and selling concession. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

The following table summarizes the compensation and estimated expenses we will pay.

	Per Share		Total
	Without Option	With Option	Without Option	With Option
Underwriting discounts and commissions	$	$	$	$
Expenses payable	$	$	$	$

We have agreed to reimburse the underwriters for expenses of up to $         related to clearance of this offering with the Financial Industry Regulatory Authority, Inc., or FINRA. The underwriters have also agreed to reimburse us for certain of our expenses incurred by us with respect to this offering.

We have agreed, subject to certain exceptions, that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse Securities (USA) LLC and                  for a period of 180 days after the date of this prospectus.

Our executive officers and directors and PFL have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse Securities (USA) LLC and                  for a period of 180 days after the date of this prospectus, subject to certain exceptions.

Confidential Treatment Requested by Pactiv Evergreen Inc.

Pursuant to 17 C.F.R. Section 200.83

Our common stock has been approved for listing on                  , under the symbol “PTVE.”

Prior to this offering, there has been no public market for our common stock. The initial public offering price was determined by negotiations between us and the representatives and will not necessarily reflect the market price of the common stock following this offering. The principal factors that were considered in determining the initial public offering price included:

•	the information presented in this prospectus and otherwise available to the underwriters;

•	the history of, and prospects for, the industry in which we will compete;

•	the ability of our management;

•	the prospects for our future earnings;

•	the present state of our development, results of operations and our current financial condition;

•	the general condition of the securities markets at the time of this offering; and

•	the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies.

We cannot assure you that the initial public offering price will correspond to the price at which the common stock will trade in the public market subsequent to this offering or that an active trading market for the common stock will develop and continue after this offering.

In connection with this offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•

Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the option to purchase additional shares. In a naked short position, the number of shares involved is greater than the number of shares in the option to purchase additional shares. The underwriters may close out any covered short position by either exercising their option to purchase additional shares and/or purchasing shares in the open market.

•

Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option to purchase additional shares. If the underwriters sell more shares than could be covered by the option to purchase additional shares, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase shares in this offering.

•

Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market

Confidential Treatment Requested by Pactiv Evergreen Inc.

Pursuant to 17 C.F.R. Section 200.83

price of our common stock. As a result the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on                  or otherwise and, if commenced, may be discontinued at any time.

A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations.

The underwriters and their respective affiliates are full-service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. These investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Certain affiliates of Credit Suisse Securities (USA) LLC,                  and certain of the other underwriters have preexisting lending relationships with the Group and certain of their respective affiliates. Furthermore, an affiliate of Credit Suisse Securities (USA) LLC, is the administrative agent and a lender and issuing bank under the Credit Agreement.

Selling Restrictions

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Notice to Prospective Investors in the European Economic Area

In relation to each Member State of the European Economic Area and the United Kingdom (each a “Member State”), no securities have been offered or will be offered to the public in that Member State prior to the publication of a prospectus in relation to the securities which has been approved by the competent authority in that Member State or, where appropriate, approved in another Member State and notified to the competent authority in that Member State, all in accordance with the Prospectus Regulation, except that offers of securities

Confidential Treatment Requested by Pactiv Evergreen Inc.

Pursuant to 17 C.F.R. Section 200.83

may be made to the public in that Member State at any time under the following exemptions under the Prospectus Regulation:

(a)	to any legal entity which is a qualified investor as defined under the Prospectus Regulation;

(b)

to fewer than 150 natural or legal persons (other than qualified investors as defined under the Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

(c)	in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of securities shall require the Issuer or any Manager to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

For the purposes of this provision, the expression an “offer to the public” in relation to any securities in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any securities to be offered so as to enable an investor to decide to purchase or subscribe for any securities, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

Notice to Prospective Investors in the United Kingdom

Each of the underwriters severally represents, warrants and agrees as follows:

(a)

it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (FSMA)) received by it in connection with the issue or sale of the securities in circumstances in which Section 21 of the FSMA does not apply to us; and

(b)	it has complied with, and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the securities in, from or otherwise involving the United Kingdom.

Notice to Prospective Investors in Canada

The securities may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Confidential Treatment Requested by Pactiv Evergreen Inc.

Pursuant to 17 C.F.R. Section 200.83

Notice to Prospective Investors in Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and accordingly, will not be offered or sold, directly or indirectly, in Japan, or for the benefit of any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except in compliance with all applicable laws, regulations and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time. For the purposes of this paragraph, “Japanese Person” shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Notice to Prospective Investors in Switzerland

The securities may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or SIX, or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the securities or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the Company or the securities have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of securities will not be supervised by, the Swiss Financial Market Supervisory Authority, or FINMA, and the offer of securities has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Notice to Prospective Investors in Hong Kong

The securities may not be offered or sold in Hong Kong by means of any document other than (i) to “professional investors” as defined in the Securities and Futures Ordinance (Cap.571) of Hong Kong and any rules made under that Ordinance, or (ii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap.32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the depositary securities may be issued or may be in the possession of any person for the purpose of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to depositary securities which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of securities may not be circulated or distributed, nor may the securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than:

(i)	to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the ‘‘SFA’’),

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Pursuant to 17 C.F.R. Section 200.83

(ii)	to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or

(iii)	otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the securities are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)

a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the securities pursuant to an offer made under Section 275 of the SFA except:

(a)	to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(b)	where no consideration is or will be given for the transfer;

(c)	where the transfer is by operation of law;

(d)	as specified in Section 276(7) of the SFA; or

(e)	as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Notice to Prospective Investors in Australia

This prospectus is not a formal disclosure document and has not been, nor will be, lodged with the Australian Securities and Investments Commission. It does not purport to contain all information that an investor or their professional advisers would expect to find in a prospectus or other disclosure document (as defined in the Corporations Act 2001 (Australia)) for the purposes of Part 6D.2 of the Corporations Act 2001 (Australia) or in a product disclosure statement for the purposes of Part 7.9 of the Corporations Act 2001 (Australia), in either case, in relation to the securities. The securities are not being offered in Australia to “retail clients” as defined in sections 761G and 761GA of the Corporations Act 2001 (Australia). This offering is being made in Australia solely to “wholesale clients” for the purposes of section 761G of the Corporations Act 2001 (Australia) and, as such, no prospectus, product disclosure statement or other disclosure document in relation to the securities has been, or will be, prepared.

This prospectus does not constitute an offer in Australia other than to persons who do not require disclosure under Part 6D.2 of the Corporations Act 2001 (Australia) and who are wholesale clients for the purposes of section 761G of the Corporations Act 2001 (Australia). By submitting an application for the securities, you represent and warrant to us that you are a person who does not require disclosure under Part 6D.2 and who is a wholesale client for the purposes of section 761G of the Corporations Act 2001 (Australia). If any recipient of this prospectus is not a wholesale client, no offer of, or invitation to apply for, the securities shall be deemed to be made to such recipient and no applications for such securities will be accepted from such recipient. Any offer to a recipient in Australia, and any agreement arising from acceptance of such offer, is personal and may only be accepted by the recipient. In addition, by applying for the securities you undertake to us that, for a period of 12 months from the date of issue of the securities, you will not transfer any interest in the securities to any person in Australia other than to a person who does not require disclosure under Part 6D.2 and who is a wholesale client.

Confidential Treatment Requested by Pactiv Evergreen Inc.

Pursuant to 17 C.F.R. Section 200.83

LEGAL MATTERS

The validity of the issuance of the shares of capital stock offered hereby and certain legal matters in connection with this offering will be passed upon for us by Davis Polk & Wardwell LLP. The underwriters have been represented by Cravath, Swaine & Moore LLP.

EXPERTS

The financial statements as of December 31, 2019 and 2018 and for each of the three years in the period ended December 31, 2019 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the common stock offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. For further information with respect to the Company and its common stock, reference is made to the registration statement and the exhibits and any schedules filed therewith. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance, if such contract or document is filed as an exhibit, reference is made to the copy of such contract or other document filed as an exhibit to the registration statement, each statement being qualified in all respects by such reference. The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements and other information we have filed electronically with the SEC.

As a result of this offering, we will be required to file periodic reports and other information with the SEC. We also maintain a website at www.evergreenpactivgroup.com. Our website and the information contained therein or connected thereto shall not be deemed to be incorporated into this prospectus or the registration statement of which it forms a part.

We intend to make available to our stockholders annual reports containing consolidated financial statements audited by an independent registered public accounting firm.

Confidential Treatment Requested by Pactiv Evergreen Inc.

Pursuant to 17 C.F.R. Section 200.83

Reynolds Group Holdings Limited

Consolidated Financial Statements

Confidential Treatment Requested by Pactiv Evergreen Inc.

Pursuant to 17 C.F.R. Section 200.83

Report of Independent Registered Public Accounting Firm

The distribution of Reynolds Group Holdings Limited’s interest in Reynolds Consumer Products that occurred in February 2020, described in Note 3 to the consolidated financial statements, and the changes to the reportable segments of Reynolds Group Holdings Limited that occurred in March 2020, described in Note 17 to the consolidated financial statements, have not been included in a set of financial statements prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) covering a period in which these events occurred. Once a set of US GAAP financial statements that reflect the distribution and the new segments are issued, we will be in a position to furnish the following report.

/s/ PricewaterhouseCoopers LLP

Chicago, Illinois

June 2, 2020

“Report of Independent Registered Public Accounting Firm

To the Shareholder and Board of Directors of Reynolds Group Holdings Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Reynolds Group Holdings Limited and its subsidiaries (the “Company”) as of December 31, 2019 and 2018, and the related consolidated statements of income, comprehensive income, equity, and cash flows for each of the three years in the period ended December 31, 2019, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Change in Accounting Principle

As discussed in Note 2 to the consolidated financial statements, the Company changed its method of accounting for leases in 2019.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the

Confidential Treatment Requested by Pactiv Evergreen Inc.

Pursuant to 17 C.F.R. Section 200.83

consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Chicago, Illinois

June 2, 2020, except for the effects of the distribution described in Note 3 and the segment change described in Note 17, as to which the date is

We have served as the Company’s auditor since 2009.”

Confidential Treatment Requested by Pactiv Evergreen Inc.

Pursuant to 17 C.F.R. Section 200.83

Reynolds Group Holdings Limited

Consolidated Statements of Income

For the Years Ended December 31

(in millions, except per share amounts)

	2019	2018	2017
Net revenues	$7,115	$7,395	$7,439
Cost of sales	(5,999)	(6,282)	(6,086)

Gross profit	1,116	1,113	1,353
Selling, general and administrative expenses	(639)	(565)	(599)
Goodwill impairment charges	(16)	(138)	—
Restructuring, asset impairment and other related charges	(96)	(53)	(101)
Other expense, net	(34)	(33)	(38)

Operating income from continuing operations	331	324	615
Non-operating (expense) income, net	(13)	41	(10)
Interest expense, net	(432)	(412)	(484)

(Loss) income from continuing operations before tax	(114)	(47)	121
Income tax (expense) benefit	(54)	16	218

Net (loss) income from continuing operations	(168)	(31)	339
Income from discontinued operations, net of income taxes	258	312	257

Net income	90	281	596
Net loss (income) attributable to non-controlling interests	1	(2)	(2)

Net income attributable to Reynolds Group Holdings Limited common stockholder	$91	$279	$594

Earnings (loss) per share attributable to Reynolds Group Holdings Limited common stockholder:
From continuing operations-basic and diluted	$(4.68)	$(0.92)	$9.44
From discontinued operations-basic and diluted	7.23	8.74	7.20
Total-basic and diluted	2.55	7.82	16.64

See accompanying notes to the consolidated financial statements.

Confidential Treatment Requested by Pactiv Evergreen Inc.

Pursuant to 17 C.F.R. Section 200.83

Reynolds Group Holdings Limited

Consolidated Statements of Comprehensive Income

For the Years Ended December 31

(in millions)

	2019	2018	2017
Net income	$90	$281	$596
Other comprehensive income (loss), net of income taxes:
Currency translation adjustments	88	(40)	103
Defined benefit plans	124	(52)	75

Other comprehensive income (loss)	212	(92)	178

Comprehensive income	302	189	774
Comprehensive loss (income) attributable to non-controlling interests	1	(2)	(2)

Comprehensive income attributable to Reynolds Group Holdings Limited common stockholder	$303	$187	$772

See accompanying notes to the consolidated financial statements.

Confidential Treatment Requested by Pactiv Evergreen Inc.

Pursuant to 17 C.F.R. Section 200.83

Reynolds Group Holdings Limited

Consolidated Balance Sheets

As of December 31

(in millions, except share amounts)

	2019	2018
Assets
Cash and cash equivalents	$1,189	$704
Accounts receivable, less allowances for doubtful accounts of $4 and $5	666	699
Inventories	894	896
Other current assets	147	183
Assets held for sale or distribution	808	965

Total current assets	3,704	3,447
Property, plant and equipment, net	2,475	2,422
Operating lease right-of-use assets, net	300	—
Goodwill	3,026	3,044
Intangible assets, net	2,493	2,660
Deferred income taxes	23	26
Related party receivables	339	328
Other noncurrent assets	181	132
Noncurrent assets held for sale or distribution	3,634	4,110

Total assets	$16,175	$16,169

Liabilities
Accounts payable	$425	$483
Related party payables	30	33
Current portion of long-term debt	3,587	455
Current portion of operating lease liabilities	71	—
Income taxes payable	16	10
Accrued and other current liabilities	509	519
Liabilities held for sale or distribution	259	401

Total current liabilities	4,897	1,901
Long-term debt	7,043	10,542
Long-term operating lease liabilities	247	—
Deferred income taxes	555	464
Long-term employee benefit obligations	737	887
Other noncurrent liabilities	183	198
Noncurrent liabilities held for sale or distribution	431	392

Total liabilities	$14,093	$14,384

Commitments and contingencies (Note 14)
Equity
Common stock (35,708,019 issued and outstanding shares with no par value. Refer to Note 19)	—	—
Additional paid in capital	103	103
Accumulated other comprehensive loss	(518)	(689)
Retained earnings	2,494	2,362

Total equity attributable to Reynolds Group Holdings Limited common stockholder	2,079	1,776
Non-controlling interests	3	9

Total equity	2,082	1,785

Total liabilities and equity	$16,175	$16,169

See accompanying notes to the consolidated financial statements.

Confidential Treatment Requested by Pactiv Evergreen Inc.

Pursuant to 17 C.F.R. Section 200.83

Reynolds Group Holdings Limited

Consolidated Statements of Equity

(in millions)

	Common Stock	Additional Paid In Capital	Accumulated Other Comprehensive Loss	Retained Earnings	Non-controlling Interests	Total Equity
Balance as of December 31, 2016	$—	$103	$(775)	$1,489	$9	$826
Net income	—	—	—	594	2	596
Other comprehensive income, net of income taxes	—	—	178	—	—	178
Dividends paid to non-controlling interests	—	—	—	—	(1)	(1)

Balance as of December 31, 2017	$—	$103	$(597)	$2,083	$10	$1,599
Net income	—	—	—	279	2	281
Other comprehensive loss, net of income taxes	—	—	(92)	—	—	(92)
Dividends paid to non-controlling interests	—	—	—	—	(3)	(3)

Balance as of December 31, 2018	$—	$103	$(689)	$2,362	$9	$1,785
Cumulative impact of adopting ASU 2018-02	—	—	(41)	41	—	—
Net income (loss)	—	—	—	91	(1)	90
Other comprehensive income, net of income taxes	—	—	212	—	—	212
Disposition of non-controlling interest	—	—	—	—	(4)	(4)
Dividends paid to non-controlling interests	—	—	—	—	(1)	(1)

Balance as of December 31, 2019	$—	$103	$(518)	$2,494	$3	$2,082

See accompanying notes to the consolidated financial statements.

Confidential Treatment Requested by Pactiv Evergreen Inc.

Pursuant to 17 C.F.R. Section 200.83

Reynolds Group Holdings Limited

Consolidated Statements of Cash Flows

For the Years Ended December 31

(in millions)

	2019	2018	2017
Cash provided by (used in) operating activities
Net income	$90	$281	$596
Adjustments to reconcile net income to operating cash flows:
Depreciation and amortization	643	653	672
Deferred income taxes	98	(27)	(256)
Unrealized (gains) losses on derivatives	(13)	22	—
Goodwill impairment charges	25	138	—
Other asset impairment charges	106	40	86
Loss on disposal of businesses and other assets	42	24	16
Non-cash portion of employee benefit obligations	27	(20)	25
Non-cash portion of operating lease expense	108	—	—
Other non-cash items, net	(3)	(2)	(3)
Change in assets and liabilities:
Accounts receivable, net	19	(1)	(109)
Inventories	19	(83)	(151)
Other current assets	29	(5)	1
Accounts payable	(118)	48	(5)
Operating lease payments	(106)	—	—
Income taxes payable	(53)	32	2
Accrued and other current liabilities	(37)	(38)	(62)
Other assets and liabilities	25	(75)	79
Employee benefit obligation contributions	(5)	(24)	(33)

Net cash provided by operating activities	896	963	858

Cash provided by (used in) investing activities
Acquisition of property, plant and equipment and intangible assets	(629)	(592)	(413)
Proceeds from sale of property, plant and equipment	23	21	5
Disposal of businesses, net of cash disposed	597	118	44
Proceeds from related party loan repayment	5	—	—

Net cash used in investing activities	(4)	(453)	(364)

Cash provided by (used in) financing activities
Long-term debt proceeds	—	—	452
Long-term debt repayments	(381)	(352)	(1,221)
Deferred financing transaction costs on long-term debt	—	—	(10)
Premium on redemption of long-term debt	—	(3)	(11)
Other financing activities	(3)	(5)	(6)

Net cash used in financing activities	(384)	(360)	(796)

Effect of exchange rate changes on cash, cash equivalents and restricted cash	—	(7)	6

Increase (decrease) in cash, cash equivalents and restricted cash	508	143	(296)
Cash, cash equivalents and restricted cash as of beginning of the year	786	643	939

Cash, cash equivalents and restricted cash as of end of the year	$1,294	$786	$643

Cash, cash equivalents and restricted cash are comprised of:
Cash and cash equivalents	$1,189	$704	$535
Cash and cash equivalents classified as assets held for sale or distribution	102	79	102
Restricted cash included within other current assets	3	3	6

Cash, cash equivalents and restricted cash as of December 31	$1,294	$786	$643

Cash paid:
Interest	$619	$619	$644
Income taxes	98	143	196

Significant non-cash investing and financing activities

Refer to Note 10—Leases for details of non-cash additions to operating lease right-of-use assets, net as a result of changes in operating lease liabilities. Refer to Note 18—Related Party Transactions for details of significant non-cash investing and financing activities with related parties.

See accompanying notes to the consolidated financial statements.

Confidential Treatment Requested by Pactiv Evergreen Inc.

Pursuant to 17 C.F.R. Section 200.83

Reynolds Group Holdings Limited

Notes to the Consolidated Financial Statements

Note 1—Nature of Operations and Basis of Presentation

The accompanying consolidated financial statements comprise the accounts of Reynolds Group Holdings Limited (“RGHL”) and its subsidiaries (“we”, “us”, “our” or the “Group”). These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). All significant intercompany accounts and transactions have been eliminated in consolidation.

We are a manufacturer and supplier of consumer food and beverage packaging products, primarily in North America. We report our business in four reportable segments: Foodservice, Food Merchandising, Beverage Merchandising and Graham Packaging. Our Foodservice segment manufactures a broad range of products that enable consumers to eat and drink where they want and when they want with convenience. Our Food Merchandising segment manufactures products that protect and attractively display food while preserving freshness. Our Beverage Merchandising segment manufactures cartons for fresh refrigerated beverage products, primarily serving dairy (including plant-based, organic and specialties), juice and other specialty beverage end-markets. Our Graham Packaging segment is a designer and manufacturer of value-added, custom blow molded plastic containers for consumer products.

Unless otherwise indicated, information in these notes to the consolidated financial statements relates to our continuing operations. Certain of our operations have been presented as discontinued. We present businesses that represent components as discontinued operations when the components either meet the criteria as held for sale or are sold or distributed and their disposal represents a strategic shift that has, or will have, a major effect on our operations and financial results. As discussed in Note 3—Discontinued Operations, we are reporting the assets, liabilities, results of operations and supplemental cash flow information of substantially all of our Closures business, sold in December 2019, and all of our former Reynolds Consumer Products segment, distributed in February 2020, as discontinued operations for all periods presented. Sales from our continuing operations to our discontinued operations previously eliminated in consolidation are included in net revenues within operating income from continuing operations. The net revenues were $280 million, $316 million and $302 million for the years ended December 31, 2019, 2018 and 2017, respectively.

As of December 31, 2019, our consolidated balance sheet presents current liabilities in excess of current assets due to $3,137 million of borrowings which mature in October 2020 being classified as a current liability. As detailed in Note 9—Debt, in conjunction with the initial public offering (“IPO”) of Reynolds Consumer Products Inc. (“RCPI”), these borrowings were repaid in February 2020, resulting in current assets exceeding current liabilities.

Note 2—Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Although our current estimates contemplate current conditions and how we expect them to change in the future, as appropriate, it is reasonably possible that actual conditions could be worse than anticipated in those estimates, which could materially affect our results of operations and balance sheet. Among other effects, such changes could result in future impairments of goodwill, intangibles and long-lived assets, and adjustments to reserves for employee benefits and income taxes.

Confidential Treatment Requested by Pactiv Evergreen Inc.

Pursuant to 17 C.F.R. Section 200.83

Reynolds Group Holdings Limited

Notes to the Consolidated Financial Statements

Foreign Operations

Our consolidated financial statements are presented in U.S. dollars, which is our reporting currency. We translate the results of operations of our subsidiaries with functional currencies other than the U.S. dollar using average exchange rates during each period and translate balance sheet accounts using exchange rates at the end of each period. We record currency translation adjustments as a component of equity within accumulated other comprehensive loss and transaction gains and losses in other expense, net in our consolidated statements of income. Foreign currency translation balances reported within accumulated other comprehensive loss are recognized in the consolidated statements of income when the operation is disposed of or substantially liquidated.

Variable Interest Entities

Variable interest entities (“VIEs”) are primarily entities that lack sufficient equity to finance their activities without additional financial support from other parties or whose equity holders, as a group, lack one or more of the following characteristics: (a) direct or indirect ability to make decisions, (b) obligation to absorb expected losses or (c) right to receive expected residual returns. VIEs must be evaluated quantitatively and qualitatively to determine the primary beneficiary, which is the reporting entity that has (a) the power to direct activities of a VIE that most significantly impact the VIE’s economic performance and (b) the obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE. The primary beneficiary is required to consolidate the VIE for financial reporting purposes. To determine a VIE’s primary beneficiary, we perform a qualitative assessment to determine which party, if any, has the power to direct activities of the VIE and the obligation to absorb losses and or receive its benefits. This assessment involves identifying the activities that most significantly impact the VIE’s economic performance and determine whether we, or another party, has the power to direct those activities.

We have a variable interest in one VIE related to our non-recourse factoring arrangements in which receivables are sold from certain of our operations to a special purpose trust (“SPE”) in exchange for cash. We are the sole beneficiary of the SPE. The SPE is considered to be a VIE and we are its primary beneficiary as we have the power to direct its activities and the right to receive its benefits. We have consolidated the results, assets and liabilities of this SPE for all years presented in these financial statements. As a result of consolidating the SPE, we continue to recognize the trade receivables and external borrowings of this entity with respective carrying values of $789 million (including $264 million presented within assets held for sale or distribution) and $420 million, respectively, as of December 31, 2019 and $835 million (including $292 million presented within assets held for sale or distribution) and $420 million, respectively, as of December 31, 2018. The obligations of the SPE are non-recourse to us and only the assets of the SPE can be used to settle those obligations.

Cash and Cash Equivalents

Cash and cash equivalents include demand deposits with banks and all highly liquid investments with original maturities of three months or less. We maintain our bank accounts with a relatively small number of high quality financial institutions.

Accounts Receivable

Accounts receivable are stated net of allowances for doubtful accounts and primarily include trade receivables. No single customer comprised more than 10% of our consolidated net revenues or consolidated accounts receivable in 2019, 2018 or 2017. Specific customer provisions are made when a review of outstanding amounts, utilizing information about customer creditworthiness and current economic trends, indicates that collection is doubtful. In addition, provisions are made at differing rates, based upon the age of the receivable and our historical collection experience.

Confidential Treatment Requested by Pactiv Evergreen Inc.

Pursuant to 17 C.F.R. Section 200.83

Reynolds Group Holdings Limited

Notes to the Consolidated Financial Statements

Inventories

Inventories include raw materials, supplies, direct labor and manufacturing overhead associated with production and are stated at the lower of cost or net realizable value, utilizing the first-in, first-out method. In evaluating net realizable value, appropriate consideration is given to obsolescence, excessive inventory levels, product deterioration and other factors.

Property, Plant and Equipment

Property, plant and equipment are stated at historical cost less accumulated depreciation and accumulated impairment losses, if any. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Machinery and equipment are depreciated over periods ranging from 3 to 25 years and buildings and building improvements over periods ranging from 20 to 50 years. Maintenance and repair costs are charged to expense as incurred. Major overhauls that extend the useful lives of existing assets are capitalized. When assets are retired or disposed, the cost and accumulated depreciation are eliminated and the resulting profit or loss is recognized in cost of sales in our results of operations.

Long-Lived Assets

Finite-lived intangible assets, which primarily consist of customer relationships and technology, are stated at historical cost and amortized using the straight-line method (which reflects the pattern of how the assets’ economic benefits are consumed) over the assets’ estimated useful lives which range from 6 to 25 years and 3 to 10 years, respectively.

We assess potential impairments to our long-lived assets if events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In those circumstances, we perform an undiscounted cash flow analysis to determine if an impairment exists. When testing for asset impairment, we group assets and liabilities at the lowest level for which cash flows are separately identifiable. An impaired asset is written down to its estimated fair value based upon the most recent information available. Estimated fair market value is generally measured by discounting estimated future cash flows or using a capitalization of earnings methodology. Long-lived assets which are part of a disposal group are presented as held for sale and are recorded at the lower of the carrying value or the fair market value less the estimated cost to sell.

Goodwill and Indefinite-Lived Intangible Assets

We test goodwill for impairment on an annual basis in the fourth quarter and whenever events or changes in circumstances indicate that the carrying value of goodwill may not be recoverable. For certain reporting units, we may perform a qualitative assessment to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. As part of this assessment, we consider various factors, including the excess of prior year estimates of fair value compared to carrying value, the effect of market or industry changes and the reporting units’ actual results compared to projected results. Based on this qualitative analysis, if we determine that it is more likely than not that the fair value of the reporting unit is greater than its carrying value, no further impairment testing is performed. For the remaining reporting units, we compare each reporting unit’s fair value to its carrying value. Estimating the fair value of individual reporting units requires us to make assumptions and estimates regarding our future plans and industry and economic conditions. The key assumptions associated with determining the estimated fair value are forecasted Adjusted EBITDA (as defined in Note 17—Segment Information) and a relevant earnings multiple. If the carrying value of a reporting unit’s net assets exceeds its fair value, we would recognize an impairment charge for the amount by which the carrying value exceeds the reporting unit’s fair value.

Confidential Treatment Requested by Pactiv Evergreen Inc.

Pursuant to 17 C.F.R. Section 200.83

Reynolds Group Holdings Limited

Notes to the Consolidated Financial Statements

Our indefinite-lived intangible assets consist primarily of certain trade names. We test indefinite-lived intangible assets for impairment on an annual basis in the fourth quarter and whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. If potential impairment risk exists for a specific asset, we quantitatively test it for impairment by comparing its estimated fair value with its carrying value. We determine estimated fair value using the relief-from-royalty method, using key assumptions including planned revenue growth rates, market-based discount rates and estimates of royalty rates. If the carrying value of the asset exceeds its fair value, we consider the asset impaired and reduce its carrying value to the estimated fair value.

Revenue Recognition

Our revenues are primarily derived from the sale of packaging products to customers. Revenue is recognized when performance obligations are satisfied, in an amount reflecting the consideration we expect to receive. We consider the promise to transfer products to be our sole performance obligation. If the consideration agreed to in a contract includes a variable amount, we estimate the amount of consideration we expect to receive in exchange for transferring the promised goods to the customer using an expected value method. Our main sources of variable consideration are customer rebates and cash discounts. We base these estimates on anticipated performance and our best judgment at the time to the extent that it is probable that a significant reversal of revenue recognized will not occur. Estimates are monitored and adjusted each period until the incentives are realized. There are no material instances where variable consideration is constrained and not recorded at the initial time of sale.

Generally, our revenue is recognized at the time of shipment, when title and risk of loss pass to the customer. A small number of our contracts are for sales of products which are customer specific and cannot be repurposed. Revenue for these products is recognized over time based on costs incurred plus a reasonable profit. This revenue represents approximately 2% of our net revenues and has a relatively short period of time between the goods being manufactured and shipped to customers. Shipping and handling fees billed to a customer are recorded on a gross basis in net revenues with the corresponding shipping and handling costs included in cost of sales in the concurrent period as the revenue is recorded. Any taxes collected on behalf of government authorities are excluded from net revenues. We do not receive non-cash consideration for the sale of goods nor do we grant payment financing terms greater than one year. We do not incur any significant costs to obtain a contract.

See Note 17—Segment Information for information regarding the disaggregation of revenue by products and geography.

Our revenue recognition for the years ended December 31, 2019 and 2018 reflects the requirements of ASC 606 Revenue from Contracts with Customers, which was adopted as of January 1, 2018. We elected to adopt the requirements of ASC 606 using the modified retrospective method. As such, the cumulative effect of applying the standard was recognized as of January 1, 2018. We elected to apply this method to all contracts that were not completed at the date of initial application. The adoption resulted in changes in accounting policies and immaterial adjustments to the amounts recognized in our consolidated financial statements, including the cumulative impact to retained earnings as of January 1, 2018.

We consider purchase orders, which in some cases are governed by master supply agreements, to be the contracts with a customer. Key sales terms, such as pricing and quantities ordered, are established frequently, so most customer arrangements and related sales incentives have a duration of one year or shorter. We generally do not have any unbilled receivables at the end of a period.

Confidential Treatment Requested by Pactiv Evergreen Inc.

Pursuant to 17 C.F.R. Section 200.83

Reynolds Group Holdings Limited

Notes to the Consolidated Financial Statements

Prior to January 1, 2018, we recognized revenue when the sales price was determinable and the risks and rewards of ownership had transferred to the customer as determined by the shipping terms. Revenues were recorded net of sales incentives, which were based on historical experience.

Restructuring Costs

We incur restructuring costs when we take action to exit or significantly curtail a part of our operations or change the deployment of assets or personnel. A restructuring charge can consist of an impairment of affected assets, severance costs associated with reductions to our workforce, costs to terminate an operating lease or contract and charges for legal obligations from which no future benefit will be derived. Such restructuring activities are recorded when management has committed to an exit or reorganization plan and when termination benefits are probable and can be reasonably estimated based on circumstances at the time the restructuring plan is approved by management or when termination benefits are communicated. The accrual of both severance and exit costs requires the use of estimates. Though we believe that our estimates accurately reflect the anticipated costs, actual results may be different from the original estimated amounts.

Leases

We determine if an arrangement is a lease or a service contract at inception. Where an arrangement is a lease we determine if it is an operating lease or a finance lease. Subsequently, if the arrangement is modified, we re-evaluate our classification. We have no significant finance leases.

Beginning January 1, 2019, at lease commencement, we record a lease liability and corresponding right-of-use (“ROU”) asset in accordance with ASC 842 Leases. Lease liabilities represent the present value of our future lease payments over the expected lease term which includes options to extend or terminate the lease when it is reasonably certain those options will be exercised. We have elected to include lease and non-lease components in determining our lease liability for all leased assets. Non-lease components are generally services that the lessor provides for the entity associated with the leased asset. For those leases with payments based on an index, the lease liability is determined using the index at lease commencement. Lease payments based on increases in the index subsequent to lease commencement are recognized as variable lease expense as they occur. The present value of our lease liability is determined using our incremental borrowing rate at lease inception. ROU assets represent our right to control the use of the leased asset during the lease and are generally recognized in an amount equal to the lease liability. Over the lease term we use the effective interest rate method to account for the lease liability as lease payments are made and the ROU asset is amortized to earnings in a manner that results in a straight-line expense recognition in our consolidated statements of income. An ROU asset and lease liability are not recognized for leases with an initial term of 12 months or less and we recognize lease expense for these leases on a straight-line basis over the lease term. For the year ended December 31, 2019, lease expense of $84 million was recorded in cost of sales and $5 million in selling, general and administrative expenses in our consolidated statements of income. All operating lease cash payments are recorded within cash flows from operating activities in the consolidated statements of cash flows. We test ROU assets for impairment whenever events or changes in circumstance indicate that the asset may be impaired. Our lease agreements do not include significant restrictions, covenants or residual value guarantees.

Prior to January 1, 2019 we classified leases at inception date, or upon modification, as either a capital lease or an operating lease in accordance with ASC 840 Leases. Our lease portfolio consisted primarily of operating leases wherein rental payments were expensed on a straight-line basis over their respective lease term.

Confidential Treatment Requested by Pactiv Evergreen Inc.

Pursuant to 17 C.F.R. Section 200.83

Reynolds Group Holdings Limited

Notes to the Consolidated Financial Statements

Employee Benefit Plans

We record annual income and expense amounts relating to our defined benefit pension plans and other post-employment benefit (“OPEB”) plans based on calculations which include various actuarial assumptions, including discount rates, mortality, assumed rates of return, compensation increases, turnover rates and healthcare cost trend rates. We review our actuarial assumptions on an annual basis and make modifications to the assumptions based on current rates and trends when it is deemed appropriate to do so. The effect of modifications on the value of plan obligations and assets is recognized immediately within other comprehensive income (loss) and amortized into non-operating expense, net over future periods. We believe that the assumptions utilized in recording our obligations under our plans are reasonable based on our experience, market conditions and input from our actuaries and investment advisors. See Note 12—Employee Benefits for additional information.

Financial Instruments

We are exposed to interest rate risk related to variable rate borrowings and price risk related to forecasted purchases of certain commodities that we primarily use as raw materials. From time to time we may enter into derivative financial instruments to mitigate certain risks. We are not a party to leveraged derivatives and, by policy, do not use financial instruments for speculative purposes.

We record derivative financial instruments on a gross basis and at fair value in our consolidated balance sheets in other current assets, other noncurrent assets or accrued and other current liabilities depending on their duration. Cash flows from derivative instruments are classified as operating activities in our consolidated statements of cash flows based on the nature of the derivative instrument. Historically, we have not elected to use hedge accounting. Accordingly, any unrealized gains or losses (mark-to-market impacts) and realized gains or losses are recorded in cost of sales, for commodity derivatives, and interest expense, net, for interest rate derivatives, in our consolidated statements of income.

Income Taxes

Our income tax expense includes amounts payable or refundable for the current year, the effects of deferred taxes and impacts from uncertain tax positions. We recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial statement and tax basis of our assets and liabilities, tax loss carryforwards and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply in the years in which those differences are expected to reverse.

The realization of certain deferred tax assets is dependent on generating sufficient taxable income in the appropriate jurisdiction prior to the expiration of the carryforward periods. Deferred tax assets are reduced by a valuation allowance if it is more likely than not that some portion, or all, of the deferred tax assets will not be realized. When assessing the need for a valuation allowance, we consider any carryback potential, future reversals of existing taxable temporary differences (including liabilities for unrecognized tax benefits), future taxable income and tax planning strategies.

We recognize tax benefits in our consolidated financial statements from uncertain tax positions only if it is more likely than not that the tax position will be sustained based on the technical merits of the position. The amount we recognize is measured as the largest amount of benefit that is greater than 50 percent likely of being realized upon resolution. Future changes related to the expected resolution of uncertain tax positions could affect tax expense in the period when the change occurs.

Confidential Treatment Requested by Pactiv Evergreen Inc.

Pursuant to 17 C.F.R. Section 200.83

Reynolds Group Holdings Limited

Notes to the Consolidated Financial Statements

Fair Value Measurements and Disclosures

Certain assets and liabilities are required to be recorded at fair value on a recurring basis. Certain other assets are measured at fair value on a nonrecurring basis. Fair value is determined based on the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants. Our assets and liabilities measured at fair value on a recurring basis are presented in Note 11—Financial Instruments. Assets measured at fair value on a nonrecurring basis include long-lived assets held and used, long-lived assets held for sale or distribution, goodwill and other intangible assets. The fair value of cash and cash equivalents, accounts and other receivables, accounts payable, related party payables and accrued and other current liabilities approximate their carrying values due to the short-term nature of these instruments. The three-tier value hierarchy, which prioritizes valuation methodologies based on the reliability of the inputs, is:

•	Level 1—Valuations based on quoted prices for identical assets and liabilities in active markets.

•

Level 2—Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

•	Level 3—Valuations based on unobservable inputs reflecting our own assumptions, consistent with reasonably available assumptions made by other market participants.

Recently Adopted Accounting Guidance

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) ASU 2014-09, Revenue from Contracts with Customers (Topic 606), which outlined a single comprehensive model for entities to use in accounting for revenue. The core principle is that an entity should recognize revenue to depict the transfer of control over promised goods or services to a customer in an amount that reflects the consideration the entity expects to be entitled to receive in exchange for the goods or services. The ASU also requires additional quantitative and qualitative disclosures. In 2016 and 2017, the FASB issued several ASUs that clarified matters such as principal versus agent (gross versus net) revenue presentation considerations and clarified the guidance for identifying performance obligations within a contract. The FASB also issued two ASUs providing technical corrections, narrow scope exceptions and practical expedients to clarify and improve the implementation of the new revenue recognition guidance. We adopted the guidance as of January 1, 2018 using the modified retrospective approach for all contracts not completed as of the date of adoption, resulting in immaterial adjustments to the amounts recognized in our consolidated financial statements, including the cumulative impact to retained earnings as of January 1, 2018.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). The ASU revises existing U.S. GAAP and outlines a new model for lessors and lessees to use in accounting for lease contracts. The guidance requires lessees to recognize an ROU asset and a lease liability on the balance sheet for all leases, with the exception of short-term leases. Lessees will classify leases as either operating (resulting in straight-line expense recognition) or finance (resulting in a front-loaded expense pattern). In July 2018, the FASB issued an ASU which allows for an alternative transition approach, which would not require adjustments to comparative prior-period amounts. Topic 842 and all related ASUs are effective for fiscal years beginning after December 15, 2018, with early adoption permitted. We adopted the new standard on January 1, 2019 on a modified retrospective basis using a simplified transition approach, with no adjustment made to our prior period consolidated financial statements. We elected to apply the package of practical expedients, including not reassessing whether expired or existing contracts contained leases, the classification of those leases and initial direct costs for any existing

Confidential Treatment Requested by Pactiv Evergreen Inc.

Pursuant to 17 C.F.R. Section 200.83

Reynolds Group Holdings Limited

Notes to the Consolidated Financial Statements

leases. We also elected to exclude short-term leases (term of 12 months or less) from the balance sheet presentation. The most significant impact from adopting the standard is the initial recognition of ROU assets and operating lease liabilities on our consolidated balance sheet. Upon adoption, we recorded ROU assets (adjusted for prepaid and deferred rent) and operating lease liabilities of $322 million and $331 million, respectively, representing the present value of future lease payments with terms greater than 12 months.

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments, with the objective of reducing the existing diversity in practice with respect to how certain cash flow items are classified in the statement of cash flows. The ASU is effective for annual reporting periods beginning after December 15, 2017, with early adoption permitted. We adopted the standard on January 1, 2017 and it had no impact on our consolidated financial statements.

In January 2017, the FASB issued ASU 2017-04, Simplifying the Test for Goodwill Impairment, which eliminates the requirement to determine the fair value of individual assets and liabilities of a reporting unit to measure goodwill impairment. Goodwill impairment testing is now performed by comparing the fair value of the reporting unit with its carrying amount and recognizing an impairment charge for the amount by which the carrying amount exceeds fair value. The new standard is effective for goodwill impairment tests in annual reporting periods beginning after December 15, 2019, and should be applied on a prospective basis, with early adoption permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. We early adopted this guidance on January 1, 2017 and it had no material impact on our consolidated financial statements.

In March 2017, the FASB issued ASU 2017-07, Compensation—Retirement Benefits (Topic 715): Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost, which amended the income statement presentation of the components of net periodic benefit cost for an entity’s sponsored defined benefit pension and other postretirement plans. The amendment requires entities to present the current service cost component with other current compensation costs in the income statement within income from operations and present the other components outside of income from operations. The amendment is effective for annual reporting periods beginning after December 15, 2017. We adopted this amendment retrospectively on January 1, 2018 and have presented the service cost in cost of sales and selling, general and administrative expenses and the other components of net periodic benefit cost in non-operating expense, net in our consolidated statements of income.

In February 2018, the FASB issued ASU 2018-02, Income Statement-Reporting Comprehensive Income (Topic 220): Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income. This guidance permits companies to reclassify to retained earnings the tax effects stranded in accumulated other comprehensive loss as a result of the U.S. Tax Cuts and Jobs Act of 2017. The ASU is effective for fiscal years beginning after December 15, 2018, with early adoption permitted. We adopted the standard on January 1, 2019 which resulted in a reclassification of $41 million of income tax benefit from accumulated other comprehensive loss into retained earnings.

Accounting Guidance Issued But Not Yet Adopted as of December 31, 2019

In June 2016, the FASB issued ASU 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments and subsequent amendments to the initial guidance: ASU 2019-04, Financial Instruments-Credit Losses (Topic 326), Derivatives and Hedging (Topic 815), and Financial Instruments—Codification Improvements (Topic 825), ASU 2019-05, Financial Instruments—Credit Losses—Targeted Transition Relief (Topic 326) and ASU 2019-11, Codification Improvements, Financial Instruments—Credit Losses (Topic 326). These ASUs modify the impairment model to

Confidential Treatment Requested by Pactiv Evergreen Inc.

Pursuant to 17 C.F.R. Section 200.83

Reynolds Group Holdings Limited

Notes to the Consolidated Financial Statements

use an expected loss methodology in place of the currently used incurred loss methodology, which may result in earlier recognition of losses related to financial instruments. These ASUs are effective for fiscal years beginning after December 15, 2019, with early adoption permitted, and require a cumulative effect adjustment to the balance sheet upon adoption. The adoption of these standards will not have a material impact on our consolidated financial statements.

In June 2016, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework—Change to the Disclosure Requirements for Fair Value Measurement, which modifies the disclosure requirements for fair value measurements by removing, modifying and adding certain disclosures. This ASU is effective for annual reporting periods beginning after December 15, 2019, including interim periods within those fiscal years, with early adoption permitted. The requirements of this guidance are expected to impact our disclosure but have no impact on the measurement and recognition of amounts in our consolidated financial statements.

In August 2018, the FASB issued ASU 2018-14, Compensation—Retirement Benefits—Defined Benefit Plans—General (Subtopic 715-20) Disclosure - Framework—Changes to the Disclosure Requirements for Defined Benefit Plans. The ASU modifies the disclosure requirements for employers that sponsor defined benefit pension or other postretirement plans. The ASU is effective for fiscal years beginning after December 15, 2020, with early adoption permitted. We are currently evaluating the requirements of this guidance, which are expected to impact our disclosures but are not expected to impact the measurement and recognition of amounts in our consolidated financial statements.

In August 2018, the FASB issued ASU 2018-15, Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That is a Service Contract, which aligns the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs for internal-use software. This ASU is effective for annual reporting periods beginning after December 15, 2019, with early adoption permitted. The adoption of this standard will not have a material impact on our consolidated financial statements.

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes, which is intended to simplify various aspects related to accounting for income taxes. This ASU removes certain exceptions to the general principles in Topic 740 and also clarifies and amends existing guidance to improve consistent application. This ASU is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020, with early adoption permitted. We are currently assessing the impact of this standard on our consolidated financial statements.

Note 3—Discontinued Operations

Our discontinued operations comprise substantially all of our Closures business and all of our former Reynolds Consumer Products business.

On September 30, 2019, we determined that our North American and Japanese closures businesses met the criteria to be classified as a discontinued operation and, as a result, their historical financial results have been reflected in our consolidated financial statements as a discontinued operation and their assets and liabilities have been classified as assets and liabilities held for sale. We ceased recording depreciation and amortization on these assets from September 30, 2019. We did not allocate any general corporate overhead to this discontinued operation. On December 20, 2019, we completed the sale of our North American and Japanese closures businesses to a third party. These operations represented substantially all of our Closures business. We received preliminary cash proceeds of $611 million. These proceeds are subject to further adjustment associated with differences between

Confidential Treatment Requested by Pactiv Evergreen Inc.

Pursuant to 17 C.F.R. Section 200.83

Reynolds Group Holdings Limited

Notes to the Consolidated Financial Statements

estimated and final amounts as of completion, in respect of balances such as cash, indebtedness and working capital, each as defined in the sale agreement and are expected to be settled within approximately one year. Based on the preliminary sales proceeds, the related book values of the net assets disposed of and the effect of the release of accumulated other comprehensive loss, we recognized a loss of $30 million on the sale of the North American and Japanese closures businesses in the year ended December 31, 2019, which is reported within net income from discontinued operations in our consolidated statements of income.

On February 4, 2020, we distributed our interest in the operations that represented our former Reynolds Consumer Products business to our shareholder, Packaging Finance Limited (“PFL”). The distribution was effected in a tax-free manner. The distribution occurred prior to and in preparation for the IPO of shares of common stock of RCPI, which was completed on February 4, 2020. To effect the distribution of RCPI, we bought back 35,791,985 of our shares from PFL, in consideration of us transferring all of our shares in RCPI to PFL. On February 4, 2020, we determined that our former Reynolds Consumer Products business met the criteria to be classified as a discontinued operation and, as a result, its historical financial results have been reflected in our consolidated financial statements as a discontinued operation and its assets and liabilities have been classified as assets and liabilities held for distribution. We did not allocate any general corporate overhead to this discontinued operation.

Immediately prior to its distribution and the IPO, Reynolds Consumer Products incurred $2,475 million of term loan borrowings under its new post-IPO credit facilities and $1,168 million of borrowings under an IPO settlement facility. Reynolds Consumer Products repaid the IPO settlement facility with the net proceeds from the IPO on February 4, 2020. We have not provided any guarantees or security in relation to Reynolds Consumer Products’ external borrowings. The cash proceeds from these new credit facilities, net of transaction costs and original issue discount, along with cash on-hand, were used to settle various intercompany balances between Reynolds Consumer Products and us.

Income from discontinued operations was as follows:

	For the Years Ended December 31,
	2019	2018	2017
	(in millions)
Net revenues	$3,150	$3,267	$3,088
Cost of sales	(2,144)	(2,295)	(2,098)

Gross profit	1,006	972	990
Selling, general and administrative expenses	(390)	(331)	(346)
Goodwill impairment charges	(9)	—	—
Restructuring, asset impairment and other related charges	(33)	(4)	(4)
Interest expense, net(1)	(189)	(180)	(201)
Other expense, net	(5)	(15)	(14)

Income before income taxes from discontinued operations	380	442	425
Income tax expense	(92)	(130)	(168)

Net income from discontinued operations, before loss on disposal	288	312	257
Loss on disposal, net of income taxes	(30)	—	—

Net income from discontinued operations	$258	$312	$257

(1)

This balance is primarily attributable to interest expense and amortization of deferred transaction costs in respect of our 5.750% Senior Secured Notes due 2020. These notes were repaid in conjunction with the distribution of RCPI.

Confidential Treatment Requested by Pactiv Evergreen Inc.

Pursuant to 17 C.F.R. Section 200.83

Reynolds Group Holdings Limited

Notes to the Consolidated Financial Statements

The income from discontinued operations includes depreciation and amortization expenses of $146 million, $131 million and $140 million for the years ended December 31, 2019, 2018 and 2017, respectively.

The income from discontinued operations for the year ended December 31, 2019 includes a goodwill impairment charge of $9 million arising from the assessment of the recoverable amount of goodwill for our closures reporting unit as well as an asset impairment charge of $31 million relating to the write-down of the closures disposal group to its estimated recoverable amount, which is included in restructuring, asset impairment and other related charges in the above table.

We have no significant continuing involvement in relation to the sold North American and Japanese closures businesses.

Subsequent to February 2020, we will continue to trade with Reynolds Consumer Products in the ordinary course of business. Our Food Merchandising segment will continue to sell certain finished products to Reynolds Consumer Products and our Foodservice segment will continue to purchase products from them. These transactions arise under agreements that expire on December 31, 2024, but may be renewed between the parties at this time.

Within the consolidated financial statements, our continuing operations have recognized revenue of $280 million, $316 million and $302 million for the years end December 31, 2019, 2018 and 2017, respectively, in respect of sales to Reynolds Consumer Products. Within our cost of sales from continuing operations, we have recognized purchases from Reynolds Consumer Products of $149 million, $161 million and $148 million, respectively.

Assets and liabilities held for sale or distribution in relation to our discontinued operations were as follows:

	As of December 31,
	2019	2018
	(in millions)
Cash and cash equivalents(1)	$102	$79
Accounts receivable, net	269	338
Inventories	418	515
Other current assets	19	33

Total current assets held for sale or distribution	$808	$965

Property, plant and equipment, net	$537	$635
Operating lease right-of-use assets, net	42	—
Goodwill	1,913	2,205
Intangible assets, net	1,123	1,256
Other noncurrent assets	8	9

Total noncurrent assets held for sale or distribution	$3,623	$4,105

Accounts payable	$134	$227
Income taxes payable	—	30
Accrued and other current liabilities	125	144

Total current liabilities held for sale or distribution	$259	$401

Long-term operating lease liabilities	$35	$—
Deferred income taxes	326	327
Long-term employee benefit obligations	51	50
Other noncurrent liabilities	19	15

Total noncurrent liabilities held for sale or distribution	$431	$392

Confidential Treatment Requested by Pactiv Evergreen Inc.

Pursuant to 17 C.F.R. Section 200.83

Reynolds Group Holdings Limited

Notes to the Consolidated Financial Statements

(1)

Cash and cash equivalents reflect historical balances reported by the discontinued operations as of the balance sheet date. The cash and cash equivalents balance at the time of the disposal of the North American and Japanese closures businesses was $9 million. The cash and cash equivalents balance at the time of the distribution of Reynolds Consumer Products was $31 million.

Noncurrent assets held for sale or distribution as of December 31, 2019 and 2018 also included $11 million and $5 million, respectively, related to our Graham Packaging segment.

Cash flows from discontinued operations were as follows:

	For the Years Ended December 31,
	2019	2018	2017
	(in millions)
Net cash provided by operating activities	$461	$419	$348
Net cash used in investing activities	(151)	(116)	(85)
Net cash used in financing activities	—	(1)	(1)

Net cash from discontinued operations	$310	$302	$262

Note 4—Impairment, Restructuring and Other Related Charges

During the year ended December 31, 2019, we recorded the following impairment, restructuring and other related charges:

	Goodwill impairment	Other asset impairment	Employee terminations	Other restructuring charges	Total
	(in millions)
Foodservice	$—	$1	$1	$—	$2
Food Merchandising	—	4	—	—	4
Graham Packaging	—	33	9	8	50
Other	16	37	3	—	56

Total	$16	$75	$13	$8	$112

For the year ended December 31, 2019, we recorded non-cash impairment charges of $53 million, comprising $29 million in respect of property, plant and equipment, $16 million in respect of goodwill, $5 million in respect of operating lease ROU assets and $3 million in respect of customer relationships, in relation to the remaining closures businesses which are reported above in Other. Following these impairments, the remaining carrying values of property, plant and equipment, goodwill, operating lease ROU assets and customer relationships were $17 million, $6 million, $3 million and $4 million, respectively. The impairments arose as a result of various commercial dis-synergies triggered by the separation of these remaining businesses from the closures operations that were sold, as discussed in Note 3—Discontinued Operations. The estimated recoverable amounts, or fair value, were determined based on a capitalization of earnings methodology, using Adjusted EBITDA expected to be generated multiplied by an earnings multiple. The key assumptions in developing Adjusted EBITDA include management’s assessment of future trends in the industry and are based on both external and internal sources. The forecasted 2019 Adjusted EBITDA for the remaining closures operations was prepared using certain key assumptions including selling prices, sales volumes and costs of raw materials. Earnings multiples reflect recent sale and purchase transactions and comparable company trading multiples in the same industry. These estimates represent a Level 3

Confidential Treatment Requested by Pactiv Evergreen Inc.

Pursuant to 17 C.F.R. Section 200.83

Reynolds Group Holdings Limited

Notes to the Consolidated Financial Statements

measurement in the fair value hierarchy, which includes inputs that are not based on observable market data. For certain of the remaining closures operations, there is no difference between the carrying value and the recoverable amount. Accordingly, a reasonably possible unexpected deterioration in financial performance or adverse change in the earnings multiple may result in a further impairment of goodwill.

We also recorded non-cash impairment charges of $33 million, related to obsolete property, plant and equipment and operating lease ROU assets arising from the ongoing rationalization of our manufacturing footprint in Graham Packaging, and an aggregate of $5 million relating to obsolete property, plant and equipment in respect of our Foodservice and Food Merchandising segments. The aggregate of the remaining carrying values of the assets impaired at Graham Packaging, Foodservice and Food Merchandising was $3 million.

For the year ended December 31, 2019, we recorded restructuring charges of $13 million for employee termination costs. These charges primarily relate to the rationalization of our manufacturing footprint in Graham Packaging. The restructuring charges reported in Other represent additional employee termination costs for residual operations in South America.

In conjunction with the restructuring initiatives described above, we may also incur implementation costs which are directly attributable to the restructuring activities, however, they do not qualify for accounting treatment as exit or disposal activities. These costs include incidental expenses such as those related to the closure of facilities. During the year ended December 31, 2019, Graham Packaging incurred $8 million of implementation costs in relation to the ongoing manufacturing footprint rationalization. These costs are primarily associated with exiting existing facilities and reinstalling certain plant and equipment at other facilities.

The restructuring associated with the Graham Packaging footprint optimization initiative is ongoing. As of December 31, 2019, the cumulative amount of restructuring and related expenses associated with this initiative was $33 million. No further employee termination costs are expected in relation to the previously announced termination plans. We are continuing to evaluate additional opportunities in relation to this initiative, which may trigger additional impairments, employee terminations and other restructuring changes.

The Foodservice restructuring initiative that commenced during the year ended December 31, 2019 is complete. No further significant expense is expected.

The various restructuring initiatives in Other have been implemented. No further employee termination costs are expected in relation to the previously announced initiatives.

During the year ended December 31, 2018, we recorded the following impairment, restructuring and other related charges:

	Goodwill impairment	Other asset impairment	Employee terminations	Other restructuring charges	Total
	(in millions)
Foodservice	$—	$6	$—	$—	$6
Food Merchandising	—	1	—	1	2
Graham Packaging	138	29	5	1	173
Other	—	4	5	1	10

Total	$138	$40	$10	$3	$191

Confidential Treatment Requested by Pactiv Evergreen Inc.

Pursuant to 17 C.F.R. Section 200.83

Reynolds Group Holdings Limited

Notes to the Consolidated Financial Statements

For the year ended December 31, 2018, we recorded non-cash impairment charges of $167 million relating to Graham Packaging, comprising $138 million in respect of goodwill, $21 million in respect of property, plant and equipment and $8 million in respect of Graham Packaging’s indefinite-life trade name. Following these impairments at Graham Packaging, the remaining carrying values of goodwill, property, plant and equipment and the indefinite-life trade name were $1,260 million, $6 million and $243 million, respectively. The recognition of the goodwill impairment charge was triggered by the lower than expected performance of Graham Packaging during the year ended December 31, 2018, particularly during the three months ended December 31, 2018, and lower near term earnings expectations based upon the finalization of the annual budget process. The estimated recoverable amount as of December 31, 2018 and 2019 represents a Level 3 measurement in the fair value hierarchy, which includes inputs that are not based on observable market data. The primary unobservable input is expected future earnings. The key assumptions in developing the forecasted Adjusted EBITDA include management’s assessment of future trends in the segment’s industry and are based on both external and internal sources. The forecasted Adjusted EBITDA has been prepared using certain key assumptions including selling prices, sales volumes and costs of raw materials. The assumptions are developed from management’s annual budget process. Earnings multiples reflect recent sale and purchase transactions and comparable company EBITDA trading multiples in the same industry. As a result of the impairment, the carrying value of the Graham Packaging reporting unit was the same as its recoverable amount as of December 31, 2018. While there was no additional impairment of goodwill recognized as a result of the 2019 annual impairment test, a reasonably possible unexpected deterioration in financial performance or adverse change in the earnings multiple may result in an additional impairment charge. The lower earnings expectations as of December 31, 2018 also triggered the impairment charges in respect of property, plant and equipment and the trade name.

Our Foodservice and Food Merchandising segments recorded non-cash impairment charges in the aggregate of $7 million relating to obsolete property, plant and equipment. The non-cash impairment charge of $4 million in Other was primarily associated with the disposal of an operation in Argentina. The aggregate of the remaining carrying value of the assets impaired at Foodservice, Food Merchandising and the disposal group was less than $1 million.

For the year ended December 31, 2018, we recorded restructuring charges of $10 million for employee termination costs. These charges primarily relate to the ongoing rationalization of our manufacturing footprint in Graham Packaging and the disposal of an operation in Argentina, reported in Other.

During the year ended December 31, 2017, we recorded the following impairment, restructuring and other related charges:

	Goodwill impairment	Other asset impairment	Employee terminations	Other restructuring charges	Total
	(in millions)
Foodservice	$—	$6	$—	$4	$10
Food Merchandising	—	1	—	3	4
Beverage Merchandising	—	—	2	—	2
Graham Packaging	—	7	4	—	11
Other	—	72	2	—	74

Total	$—	$86	$8	$7	$101

For the year ended December 31, 2017, we recorded non-cash impairment charges of $72 million following decisions to exit various operations that are not included in our reportable segments. This includes a charge of

Confidential Treatment Requested by Pactiv Evergreen Inc.

Pursuant to 17 C.F.R. Section 200.83

Reynolds Group Holdings Limited

Notes to the Consolidated Financial Statements

$41 million in relation to the impairment of the carrying value of a business that was presented as held for sale as of December 31, 2017, and subsequently sold in 2018. Subsequent to these impairments, the carrying value of the disposal group that was sold in 2018 was $114 million, and the carrying value of the other assets that were impaired was less than $1 million. Additionally, we recorded non-cash asset impairment charges of $14 million relating to property, plant and equipment that was either obsolete or the carrying value was not supported by estimated future cash flows. The aggregate of the remaining carrying value of the impaired property, plant and equipment was less than $1 million.

For the year ended December 31, 2017, we recorded restructuring charges of $8 million for employee termination costs. These charges primarily relate to the rationalization of our manufacturing footprint in Graham Packaging, the streamlining of administrative functions within our Beverage Merchandising segment and the rationalization of other operations in South America.

Other restructuring charges of $7 million during year ended December 31, 2017, represent implementation costs associated with exiting manufacturing facilities.

The following tables summarize the changes to our restructuring liability for the years ended December 31, 2019 and 2018:

	December 31, 2018	Charges to earnings	Cash paid	Non-cash other	December 31, 2019
	(in millions)
Employee termination costs	$2	$13	$(9)	$(3)	$3

Total	$2	$13	$(9)	$(3)	$3

	December 31, 2017	Charges to earnings	Cash paid	Non-cash other	December 31, 2018
	(in millions)
Employee termination costs	$4	$10	$(10)	$(2)	$2

Total	$4	$10	$(10)	$(2)	$2

We expect to settle our restructuring liability within twelve months.

Note 5—Inventories

The components of inventories consisted of the following:

	As of December 31,
	2019	2018
	(in millions)
Raw materials	$213	$234
Work in progress	131	145
Finished goods	468	445
Spare parts	82	72

Inventories	$894	$896

Confidential Treatment Requested by Pactiv Evergreen Inc.

Pursuant to 17 C.F.R. Section 200.83

Reynolds Group Holdings Limited

Notes to the Consolidated Financial Statements

Note 6—Property, Plant and Equipment, Net

Property, plant and equipment, net consisted of the following:

	As of December 31,
	2019	2018
	(in millions)
Land and land improvements	$115	$131
Buildings and building improvements	751	754
Machinery and equipment	4,538	4,299
Construction in progress	351	314

Property, plant and equipment, at cost	5,755	5,498
Less: accumulated depreciation	(3,280)	(3,076)

Property, plant and equipment, net	$2,475	$2,422

Depreciation expense was $350 million, $353 million and $362 million for the years ended December 31, 2019, 2018 and 2017, respectively, of which $330 million, $334 million and $334 million was recognized in cost of sales and $20 million, $19 million and $28 million was recognized in selling, general and administrative expenses, respectively.

See Note 4—Impairment, Restructuring and Other Related Charges for further discussion.

Note 7—Goodwill and Intangible Assets

Goodwill by reportable segment was as follows:

	Foodservice(1)	Food Merchandising(1)	Beverage Merchandising	Graham Packaging	Other	Total
	(in millions)
Balance as of December 31, 2017	$924	$770	$66	$1,404	$24	$3,188
Dispositions	—	—	—	(3)	—	(3)
Impairment	—	—	—	(138)	—	(138)
Foreign exchange and other adjustments	—	—	—	(3)	—	(3)

Balance as of December 31, 2018	924	770	66	1,260	24	3,044
Dispositions	—	—	—	—	(2)	(2)
Impairment	—	—	—	—	(16)	(16)

Balance as of December 31, 2019	$924	$770	$66	$1,260	$6	$3,026

Accumulated impairment losses	$—	$—	$—	$138	$16	$154

(1)	The information presented above reflects the retrospective application of the March 2020 change in segments. See Note 17—Segment Information for further details.

Other includes operations which do not meet the quantitative threshold for reportable segments.

See Note 4—Impairment, Restructuring and Other Related Charges for further discussion regarding impairments.

Confidential Treatment Requested by Pactiv Evergreen Inc.

Pursuant to 17 C.F.R. Section 200.83

Reynolds Group Holdings Limited

Notes to the Consolidated Financial Statements

Intangible assets, net consisted of the following:

	As of December 31, 2019			As of December 31, 2018
	Gross carrying amount	Accumulated amortization	Net	Gross carrying amount	Accumulated amortization	Net
	(in millions)
Finite-lived intangible assets
Customer relationships	$2,508	$(1,071)	$1,437	$2,511	$(947)	$1,564
Technology	529	(339)	190	530	(299)	231
Other	34	(24)	10	32	(23)	9

Total finite-lived intangible assets	3,071	(1,434)	1,637	3,073	(1,269)	1,804

Indefinite-lived intangible assets
Trademarks	798	—	798	798	—	798
Other	58	—	58	58	—	58

Total indefinite-lived intangible assets	856	—	856	856	—	856

Total intangible assets	$3,927	$(1,434)	$2,493	$3,929	$(1,269)	$2,660

Amortization expense for intangible assets was $166 million, $170 million and $172 million for the years ended December 31, 2019, 2018 and 2017, respectively, of which $39 million, $42 million and $42 million, respectively, was recognized in cost of sales and $127 million, $128 million and $130 million, respectively, was recognized in selling, general and administrative expenses.

For the next five years, we estimate annual amortization expense as follows:

(in millions)
2020	$164
2021	158
2022	147
2023	146
2024	146

Total	$761

Note 8—Accrued and Other Current Liabilities

Accrued and other current liabilities consisted of the following:

	As of December 31,
	2019	2018
	(in millions)
Accrued personnel costs	$146	$134
Accrued interest	115	125
Other(1)	248	260

Accrued and other current liabilities	$509	$519

(1)	Other includes items such as accruals for customer rebates and allowances, freight and utilities.

Confidential Treatment Requested by Pactiv Evergreen Inc.

Pursuant to 17 C.F.R. Section 200.83

Reynolds Group Holdings Limited

Notes to the Consolidated Financial Statements

Note 9—Debt

As of December 31, 2019, we were in compliance with all of our covenants.

Debt consisted of the following:

	As of December 31,
	2019	2018
	(in millions)
Securitization Facility	$420	$420
Credit Agreement	3,487	3,528
Notes:
5.750% Senior Secured Notes due 2020	3,137	3,137
6.875% Senior Secured Notes due 2021	—	345
Floating Rate Senior Secured Notes due 2021	750	750
5.125% Senior Secured Notes due 2023	1,600	1,600
7.000% Senior Notes due 2024	800	800
Pactiv Debentures:
7.950% Debentures due 2025	276	276
8.375% Debentures due 2027	200	200
Other	15	17

Total principal amount of borrowings	10,685	11,073
Deferred financing transaction costs	(46)	(66)
Original issue discounts, net of premiums	(9)	(10)

	10,630	10,997
Less: current portion	(3,587)	(455)

Long-term debt	$7,043	$10,542

Securitization Facility

On March 22, 2017, we entered into a new $600 million securitization facility (the “Securitization Facility”). Proceeds of $452 million and cash were used to repay and extinguish all amounts outstanding under the previous securitization facility and pay transaction fees and expenses. The Securitization Facility matures on March 22, 2022. The amount that can be borrowed is calculated by reference to a funding base determined by the amount of eligible trade receivables. The Securitization Facility is secured by all of the assets of the borrower, which are primarily the eligible trade receivables and cash. The terms of the arrangement do not result in the derecognition of the trade receivables. The Securitization Facility has an interest rate equal to one-month LIBOR with a 0% floor, plus a margin of 1.75% per annum. In January 2020, in connection with the distribution of Reynolds Consumer Products to PFL, the Securitization Facility was reduced to $450 million and the outstanding borrowings were reduced to $397 million.

Confidential Treatment Requested by Pactiv Evergreen Inc.

Pursuant to 17 C.F.R. Section 200.83

Reynolds Group Holdings Limited

Notes to the Consolidated Financial Statements

Credit Agreement

Certain members of our Group are parties to a senior secured credit agreement dated August 5, 2016 as amended (the “Credit Agreement”). The Credit Agreement comprises the following term and revolving tranches:

	Currency	Maturity date	Value drawn or utilized as of December 31, 2019 (in millions)	Applicable interest rate as of December 31, 2019
Term Tranches
U.S. term loans	$	February 5, 2023	3,215	LIBOR (floor of 0.000%) + 2.750%
European term loans	€	February 5, 2023	242	EURIBOR (floor of 0.000%) + 3.250%
Revolving Tranche(1)
U.S. Revolving Loans	$	August 5, 2021	55	—

(1)	The Revolving Tranche represents a $302 million facility. The amount utilized is in the form of bank guarantees and letters of credit.

On February 7, 2017, we entered into an incremental assumption agreement and incurred $3,315 million and €249 million of term loans thereunder. The proceeds of these incremental term loans were used to repay in full the outstanding U.S. and European term loans under the Credit Agreement. This resulted in a 0.25% per annum reduction in the margin applicable to the outstanding U.S. and European term loans to 3.000% per annum and 3.500% per annum, respectively, in each case with a step down based on achieving certain ratings, and a reduction in the LIBOR floor of the U.S. term loans by 100 basis points to 0.000% per annum. This amendment resulted in a loss on extinguishment of less than $1 million. On September 29, 2017, the interest rate margin applicable to the outstanding U.S. and European term loans was reduced by 0.25% per annum to 2.750% per annum and 3.250% per annum, respectively, due to certain upgrades in our credit rating.

The weighted average contractual interest rates related to our U.S. term loans as of December 31, 2019, 2018 and 2017, were 5.03%, 4.74% and 3.48%, respectively. The weighted average contractual interest rates related to our European term loans as of December 31, 2019, 2018 and 2017, were 3.25%, 3.25% and 3.70%, respectively. The effective interest rates of our debt obligations under the Credit Agreement are not materially different from the contractual interest rates.

Certain members of our Group have guaranteed on a senior basis the obligations under the Credit Agreement and related documents to the extent permitted by law. The guarantors have granted security over substantially all of their assets to support the obligations under the Credit Agreement. This security is expected to be shared on a first priority basis with the note holders under the Senior Secured Notes.

Indebtedness under the Credit Agreement may be voluntarily repaid in whole or in part and must be mandatorily repaid in certain circumstances. The borrowers also make quarterly amortization payments of 0.25% of the principal amount of term loans outstanding on February 7, 2017. The borrowers are required to make annual prepayments of term loans with up to 50% of excess cash flow (which will be reduced to 25% or 0% if specified senior secured first lien leverage ratios are met) as determined in accordance with the Credit Agreement. No excess cash flow prepayments were due in 2019 or are due in 2020 for the year ended December 31, 2019.

The Credit Agreement contains customary covenants which restrict us from certain activities including, among other things, incurring debt, creating liens over assets, selling or acquiring assets and making restricted

Confidential Treatment Requested by Pactiv Evergreen Inc.

Pursuant to 17 C.F.R. Section 200.83

Reynolds Group Holdings Limited

Notes to the Consolidated Financial Statements

payments, in each case except as permitted under the Credit Agreement. In addition, total assets of the non-guarantor companies (excluding intra-group items but including investments in subsidiaries) are required to be 25% or less of the adjusted consolidated total assets as of the last day of the most recently ended fiscal quarter of RGHL for which financial statements are available, and the aggregate of the EBITDA of the non-guarantor companies is required to be 25% or less of the consolidated EBITDA for the period of four consecutive fiscal quarters of RGHL for which financial statements are available, in each case calculated in accordance with the Credit Agreement (the “Guarantor Coverage Test”) which may differ from the measure of Adjusted EBITDA as disclosed elsewhere in our consolidated financial statements. If we are unable to meet the Guarantor Coverage Test, we will be required to add additional subsidiary guarantors as necessary to satisfy such requirements.

The Credit Agreement also contains a total secured leverage ratio covenant not to exceed 5.00 to 1.00 on a pro forma basis. This covenant applies if the aggregate revolving credit exposure (excluding any exposure in respect of undrawn letters of credit) as of the last day of a fiscal quarter exceeds 35% of the total commitments under the revolving credit facility on such day.

Notes

Outstanding Notes, as of December 31, 2019, are summarized below:

	Maturity date	Interest payment dates
5.750% Senior Secured Notes due 2020	October 15, 2020	April 15 and October 15
Floating Rate Senior Secured Notes due 2021(1)	July 15, 2021	January 15, April 15, July 15 and October 15
5.125% Senior Secured Notes due 2023(2)	July 15, 2023	January 15 and July 15
7.000% Senior Notes due 2024	July 15, 2024	January 15 and July 15

(1)

The Floating Rate Senior Secured Notes due 2021 were issued at an issue price of 99.000% and have an interest rate equal to the three-month Dollar LIBOR plus 3.500% reset quarterly. In July 2016, we entered into an interest rate swap agreement to mitigate the interest rate risk exposure of the Floating Rate Senior Secured Notes due 2021. While we have elected not to adopt hedge accounting, the economic effect of this derivative is that the effective interest rate on the Floating Rate Senior Secured Notes due 2021 is 4.670% from October 15, 2016.

(2)	$250 million aggregate principal amount of 5.125% Senior Secured Notes due 2023 were issued at an issue price of 103.500%.

The effective interest rates of our debt obligations under the Notes are not materially different from the contractual interest rates.

On November 15, 2019, we repaid the remaining $345 million aggregate principal amount of the outstanding 6.875% Senior Secured Notes due 2021 at a redemption price of 100.000% plus accrued and unpaid interest. The repayment of these borrowings resulted in a $1 million loss on extinguishment of debt.

On February 15, 2018, we repaid $300 million aggregate principal amount of the outstanding 6.875% Senior Secured Notes due 2021 at a redemption price of 101.146% plus accrued and unpaid interest. The repayment of these borrowings resulted in a $3 million loss on extinguishment of debt.

Confidential Treatment Requested by Pactiv Evergreen Inc.

Pursuant to 17 C.F.R. Section 200.83

Reynolds Group Holdings Limited

Notes to the Consolidated Financial Statements

Assets pledged as security for borrowings

The shares in Beverage Packaging Holdings I (“BP I”) (a wholly owned subsidiary of RGHL) have been pledged as collateral to support the obligations under the Credit Agreement and the Senior Secured Notes. In addition, RGHL, BP I and certain subsidiaries of BP I have pledged substantially all of their assets as collateral to support the obligations under the Credit Agreement and the Senior Secured Notes.

Guarantee and security arrangements

All of the guarantors of the Credit Agreement have guaranteed the obligations under the Notes to the extent permitted by law.

The guarantors have granted security over substantially all of their assets to support the obligations under the Senior Secured Notes. This security is expected to be shared on a first priority basis with the creditors under the Credit Agreement.

Notes indentures restrictions

The respective indentures governing the Notes all contain customary covenants which restrict us from certain activities including, among other things, incurring debt, creating liens over assets, selling assets and making restricted payments, in each case except as permitted under the respective indentures governing the Notes.

Early redemption option and change in control provisions

Under the respective indentures governing the Notes, we can, at our option, elect to redeem the Notes under terms and conditions specified in the respective indentures. Under the respective indentures governing the Notes, in certain circumstances which would constitute a change in control, the holders of the Notes have the right to require us to repurchase the Notes at a premium.

Pactiv Debentures

As of December 31, 2019, we had outstanding the following debentures (together, the “Pactiv Debentures”):

	Maturity date	Semi-annual interest payment dates
7.950% Debentures due 2025	December 15, 2025	June 15 and December 15
8.375% Debentures due 2027	April 15, 2027	April 15 and October 15

The effective interest rates of our debt obligations under the Pactiv Debentures are not materially different from the contractual interest rates.

On January 15, 2018, we repaid upon maturity all of the $16 million aggregate principal amount outstanding of the 6.400% debentures due 2018 plus accrued and unpaid interest.

The Pactiv Debentures are not guaranteed by any member of our Group and are unsecured.

The indentures governing the Pactiv Debentures contain a negative pledge clause limiting the ability of certain of our entities, subject to certain exceptions, to (i) incur or guarantee debt that is secured by liens on “principal manufacturing properties” (as such term is defined in the indentures governing the Pactiv Debentures) or on the capital stock or debt of certain subsidiaries that own or lease any such principal manufacturing property and (ii) sell and then take an immediate lease back of such principal manufacturing property.

Confidential Treatment Requested by Pactiv Evergreen Inc.

Pursuant to 17 C.F.R. Section 200.83

Reynolds Group Holdings Limited

Notes to the Consolidated Financial Statements

The 8.375% Debentures due 2027 may be redeemed at any time at our option, in whole or in part, at a redemption price equal to 100% of the principal amount thereof plus a make-whole premium, if any, plus accrued and unpaid interest to the date of the redemption.

Other borrowings

As of December 31, 2019, in addition to the Securitization Facility, the Credit Agreement, the Notes and the Pactiv Debentures, we had a number of unsecured working capital facilities extended to certain of our operating companies. These facilities bear interest at floating or fixed rates.

As of December 31, 2019, we had local working capital facilities in a number of jurisdictions which are secured by the collateral under the Credit Agreement and the Senior Secured Notes and by certain other assets. These facilities rank pari passu with the obligations under the Credit Agreement and under the Senior Secured Notes.

Other borrowings include finance lease obligations of $15 million and $17 million as of December 31, 2019 and 2018, respectively.

Scheduled Maturities

Below is a schedule of required future repayments on our debt outstanding as of December 31, 2019:

(in millions)
2020	$3,596
2021	788
2022	39
2023	4,980
2024	801
Thereafter	481

Total principal amount of borrowings	$10,685

January 2020 debt repayments

In January 2020, we completed the process to offer to certain lenders the net proceeds from the sale of our North American and Japanese closures businesses, and repaid an aggregate of $38 million of borrowings, at face value plus accrued and unpaid interest. Refer to Note 3—Discontinued Operations for further details.

Repayment of 5.750% Senior Secured Notes due 2020

On February 4, 2020, we repaid in full all of the $3,137 million aggregate principal amount outstanding of our 5.750% Senior Secured Notes due 2020 at face value plus accrued and unpaid interest. The repayment of these borrowings resulted in a $3 million loss on extinguishment of debt.

Confidential Treatment Requested by Pactiv Evergreen Inc.

Pursuant to 17 C.F.R. Section 200.83

Reynolds Group Holdings Limited

Notes to the Consolidated Financial Statements

Fair value of our long-term debt:

The fair value of our long-term debt as of December 31, 2019 and 2018 is a Level 2 fair value measurement. Below is a schedule of carrying values and fair values of our debt outstanding as of December 31, 2019 and 2018:

	As of December 31,
	2019		2018
	Carrying value	Fair value	Carrying value	Fair value
	(in millions)
Securitization Facility	$418	$420	$417	$420
Credit Agreement	3,476	3,487	3,512	3,528
Notes:
5.750% Senior Secured Notes due 2020	3,130	3,144	3,123	3,129
6.875% Senior Secured Notes due 2021	—	—	343	344
Floating Rate Senior Secured Notes due 2021	739	753	737	749
5.125% Senior Secured Notes due 2023	1,591	1,641	1,589	1,520
7.000% Senior Notes due 2024	791	828	789	756
Pactiv Debentures:
7.950% Debentures due 2025	272	311	272	274
8.375% Debentures due 2027	198	220	198	193
Other	15	15	17	17

Total	$10,630	$10,819	$10,997	$10,930

Interest expense, net:

Interest expense, net consisted of the following:

	For the Years Ended December 31,
	2019	2018	2017
	(in millions)
Interest expense:
Securitization Facility	$17	$16	$13
Credit Agreement	174	166	146
Notes	194	199	222
Pactiv Debentures	39	39	50
Interest income, related party(1)	(15)	(17)	(17)
Interest income, other	(14)	(5)	(3)
Amortization of deferred transaction costs	12	12	11
Derivative losses (gains)	21	(2)	(2)
Net foreign currency exchange (gains) losses	(4)	(8)	32
Other(2)	8	12	32

Interest expense, net(3)	$432	$412	$484

(1)	Refer to Note 18—Related Party Transactions for additional information.
(2)	Other includes loss on extinguishment of debt, the write-off of third-party fees incurred in relation to modification of debt arrangements and premium on redemption of long-term debt.
(3)

Amounts presented in the above table exclude interest expense and amortization of deferred transaction costs in respect of our 5.750% Senior Secured Notes due 2020. Such amounts are presented within discontinued operations as these notes were required to be repaid in conjunction with the distribution of RCPI.

Confidential Treatment Requested by Pactiv Evergreen Inc.

Pursuant to 17 C.F.R. Section 200.83

Reynolds Group Holdings Limited

Notes to the Consolidated Financial Statements

Note 10—Leases

We lease certain buildings and plant and equipment. Our leases have reasonably assured remaining lease terms of up to 23 years. Certain leases include options to renew for up to 20 years. At lease inception, we determine the lease term by assuming the exercise of those renewal options that are reasonably certain. Some leases have variable payments, however, because they are not based on an index or rate, they are not included in the measurement of ROU assets and operating lease liabilities. Variable payments for real estate leases relate primarily to common area maintenance, insurance, taxes and utilities associated with the properties. Variable payments for equipment leases relate primarily to hours, miles, or other quantifiable usage factors, which are not determinable at the time the lease agreement is entered into. These variable payments are expensed as incurred. The discount rate applied to our leases in determining the present value of lease payments is our incremental borrowing rate based on the information available at the commencement date. Leases with an initial term of 12 months or less are not recorded in our consolidated balance sheets and we recognize lease expense for these leases on a straight-line basis over the lease term. As of December 31, 2019, there were no material lease transactions that we have entered into but had not yet commenced.

Lease costs consisted of the following:

For the Year Ended December 31,
2019
(in millions)
Operating lease costs	$87
Variable lease costs	11
Short-term lease costs	22

Total lease costs	$120

Future lease payments under non-cancellable leases under the new lease accounting rules (ASC 842) that went into effect on January 1, 2019 were as follows:

As of December 31,
2019
(in millions)
2020	$91
2021	81
2022	67
2023	57
2024	40
2025 and thereafter	70

Total undiscounted lease payments	406
Less: amounts representing interest	(88)

Present value of lease obligations	$318

Weighted average remaining lease term	5.2 years
Weighted average discount rate	7.08%

During the year ended December 31, 2019, new leases resulted in the recognition of ROU assets and corresponding lease liabilities of $83 million. During the year ended December 31, 2019, cash flows from operating activities include $91 million of payments for operating lease liabilities.

Confidential Treatment Requested by Pactiv Evergreen Inc.

Pursuant to 17 C.F.R. Section 200.83

Reynolds Group Holdings Limited

Notes to the Consolidated Financial Statements

Comparative Period Disclosures under Topic 840

Rent expense for buildings and plant and equipment was $100 million and $96 million for the years ended December 31, 2018 and 2017, respectively.

As of December 31, 2018, future minimum rental commitments under operating leases were as follows:

As of December 31,
2018
(in millions)
2019	$90
2020	72
2021	57
2022	42
2023	31
2024 and thereafter	48

Total lease payments	$340

Note 11—Financial Instruments

Fair Value of Derivative Instruments:

We had the following derivative instruments recorded at fair value in our consolidated balance sheets:

	As of December 31,
	2019		2018
	Asset derivatives	Liability derivatives	Asset derivatives	Liability derivatives
	(in millions)
Interest rate swap derivatives	$7	$—	$28	$—
Commodity swap contracts	1	(5)	1	(9)

Total fair value	$8	$(5)	$29	$(9)

Recorded in:
Other current assets	$6	$—	$12	$—
Other noncurrent assets	2	—	17	—
Accrued and other current liabilities	—	(5)	—	(9)

Total fair value	$8	$(5)	$29	$(9)

Our derivatives comprise interest rate and commodity swaps and are all Level 2 financial assets and liabilities. Our derivatives are valued using an income approach based on the observable market index prices less the contract rate multiplied by the notional amount or based on pricing models that rely on market observable inputs such as commodity prices. Our calculation of the fair value of these financial instruments takes into consideration the risk of non-performance, including counterparty credit risk. The majority of our derivative contracts do not have a legal right of set-off. We manage the credit risk in connection with our derivatives by limiting the amount of exposure with each counterparty and monitoring the financial condition of our counterparties.

During the years ended December 31, 2019, 2018 and 2017, an unrealized gain of $4 million, an unrealized loss of $8 million and an unrealized loss of $3 million, respectively, was recognized in cost of sales.

Confidential Treatment Requested by Pactiv Evergreen Inc.

Pursuant to 17 C.F.R. Section 200.83

Reynolds Group Holdings Limited

Notes to the Consolidated Financial Statements

The following table provides the detail of outstanding commodity derivative contracts as of December 31, 2019:

Type	Unit of measure	Contracted volume	Contracted price range	Contracted date of maturity
Natural gas swaps	million BTU	4,334,903	$2.33 - $2.86	Feb 2020 - Dec 2020
Ethylene	pound	2,152,533	$0.29 - $0.29	Jan 2020 - Apr 2020
Polymer-grade propylene swaps	pound	52,015,428	$0.36 - $0.41	Jan 2020 - Jul 2020
Benzene swaps	U.S. liquid gallon	7,775,862	$2.23 - $2.49	Feb 2020 - Sep 2020
Diesel swaps	U.S. liquid gallon	1,391,664	$3.02 - $3.26	Jan 2020 - Dec 2020
Low-density polyethylene swaps	pound	12,000,000	$0.84 - $0.84	Jan 2020 - Dec 2020
High-density polyethylene swaps	pound	8,250,000	$0.79 - $0.79	Jan 2020 - Nov 2020

Note 12—Employee Benefits

Our employee benefits comprise defined benefit pension plans, OPEB plans, defined contribution plans and multi-employer plans.

Defined Benefit Pension and OPEB Plans

We make contributions to defined benefit pension plans which define the level of pension benefit an employee will receive on retirement. The majority of our net pension plan liabilities are in the United States and subject to governmental regulations relating to the funding of retirement plans.

Our largest pension plan is the Reynolds Group Pension Plan (“RGPP”), which was assumed in a 2010 acquisition. This plan covers certain of our employees. It also covers former employees and employees of employers formerly related to the entity that we acquired in 2010. As a result, while persons who were not our employees do not accrue benefits under the plan, the total number of individuals/beneficiaries covered by this plan is much larger than if only our employees were participants. The RGPP comprises 99% and 97% of our present value of pension plan obligations and 100% and 98% of the fair value of plan assets as of December 31, 2019 and 2018, respectively. Accordingly, we have provided aggregated disclosures in respect of our plans on the basis that the plans are not exposed to materially different risks.

We generally fund our retirement plans equal to the annual minimum funding requirements specified by government regulations covering each plan. During the years ended December 31, 2019 and 2018, we made pension plan contributions of $5 million and $24 million, respectively. We expect to make a $121 million contribution to the RGPP during the year ending December 31, 2020. Expected contributions during the year ending December 31, 2020 for all other defined benefit pension plans are estimated to be $5 million. Expected contributions during the year ending December 31, 2020 for OPEB plans are estimated to be $3 million. Future contributions will be dependent on future plan asset returns and interest rates and are highly sensitive to changes.

Confidential Treatment Requested by Pactiv Evergreen Inc.

Pursuant to 17 C.F.R. Section 200.83

Reynolds Group Holdings Limited

Notes to the Consolidated Financial Statements

Obligations, assets and funded status

The following table sets forth changes in benefit obligations and the fair value of plan assets for our defined benefit pension and OPEB plans:

	Pension Benefits		OPEB
	As of December 31,
	2019	2018	2019	2018
	(in millions)
Change in benefit obligations:
Projected benefit obligations of January 1	$4,347	$4,815	$47	$54
Service cost	7	8	—	—
Interest cost	175	168	2	2
Benefits paid	(297)	(294)	(1)	(3)
Settlements	(197)	(5)	—	—
Divestitures	(5)	(42)	—	—
Actuarial losses (gains)	457	(302)	3	(6)
Other(1)	36	(1)	—	—

Projected benefit obligation as of December 31	$4,523	$4,347	$51	$47

Change in plan assets:
Fair value of plan assets as of January 1	$3,500	$3,981	$—	$—
Actual return on plan assets	789	(176)	—	—
Employer contributions	5	24	—	—
Benefits paid	(297)	(294)	—	—
Settlements	(197)	(5)	—	—
Divestitures	—	(29)	—	—
Other(1)	30	(1)	—	—

Fair value of plan assets as of December 31	$3,830	$3,500	$—	$—

Funded status as of December 31	$(693)	$(847)	$(51)	$(47)

(1)	Includes $28 million for the assumption of a plan from a former related party which was merged into our RGPP plan.

Our defined benefit pension and OPEB obligations were included in our consolidated balance sheets as follows:

	Pension Benefits		OPEB
	As of December 31,
	2019	2018	2019	2018
	(in millions)
Accrued and other current liabilities	$(4)	$(4)	$(3)	$(3)
Long-term employee benefit obligations	(689)	(843)	(48)	(44)

	$(693)	$(847)	$(51)	$(47)

Confidential Treatment Requested by Pactiv Evergreen Inc.

Pursuant to 17 C.F.R. Section 200.83

Reynolds Group Holdings Limited

Notes to the Consolidated Financial Statements

Portions of our defined benefit pension and OPEB obligations have been recorded in accumulated other comprehensive loss (“AOCL”) as follows:

	Pension Benefits		OPEB
	As of December 31,
	2019	2018	2019	2018
	(in millions)
Net actuarial losses (gains)	$240	$409	$(8)	$(12)
Deferred income tax (benefit) expense	(58)	(142)	3	4

	$182	$267	$(5)	$(8)

The funded status of our defined benefit pension and OPEB plans with accumulated benefit obligation in excess of plan assets was as follows:

	Pension Benefits		OPEB
	As of December 31,
	2019	2018	2019	2018
	(in millions)
Plan assets	$3,820	$3,500	$—	$—
Projected benefit obligation	4,513	4,347	51	47
Accumulated benefit obligation	4,507	4,331	51	47
(Under) Funded Status
Projected benefit obligation	$(693)	$(847)	$(51)	$(47)
Accumulated benefit obligation	(687)	(831)	(51)	(47)

Net periodic defined benefit pension and OPEB costs consisted of the following:

	Pension Benefits			OPEB
	For the Years Ended December 31,
	2019	2018	2017	2019	2018	2017
	(in millions)
Service cost	$7	$8	$8	$—	$—	$1
Interest cost	175	168	195	2	2	2
Expected return on plan assets(1)	(182)	(214)	(222)	—	—	—
Amortization of actuarial (gains) losses(2)	1	1	2	(1)	—	—

Ongoing net periodic benefit cost (income)	1	(37)	(17)	1	2	3
One-time expense due to settlements(3)	18	2	34	—	—	(1)

Total net periodic benefit cost (income)	$19	$(35)	$17	$1	$2	$2

(1)	We have elected to use the actual fair value of plan assets as the market-related value in the determination of the expected return on plan assets.
(2)

Actuarial gains and losses are amortized using a corridor approach. The gain/loss corridor is equal to 10 percent of the greater of the benefit obligation and the market-related value of assets. Gains and losses in excess of the corridor are amortized over the estimated expected service period for active plans. For inactive plans, such as the RGPP, they are amortized over the estimated life expectancy of the plan participants. Expected amortization over the next fiscal year is less than $1 million.

(3)	One-time expense due to settlements primarily resulted from RGPP’s lump-sum buyouts of certain plan participants in 2019 and 2017.

Confidential Treatment Requested by Pactiv Evergreen Inc.

Pursuant to 17 C.F.R. Section 200.83

Reynolds Group Holdings Limited

Notes to the Consolidated Financial Statements

All of the amounts in the table above, other than service cost, were recorded in non-operating expense, net in our consolidated statements of income.

Net periodic defined benefit cost (income) for pension benefits and OPEB costs have been recognized in our consolidated statements of income as follows:

	Pension Benefits			OPEB
	For the Years Ended December 31,
	2019	2018	2017	2019	2018	2017
	(in millions)
Cost of sales	$4	$5	$5	$—	$—	$—
Selling, general and administrative expenses	3	3	3	—	—	1
Non-operating expense, net	12	(43)	9	1	2	1

Total net periodic benefit cost (income)	$19	$(35)	$17	$1	$2	$2

Amounts recognized in other comprehensive income in relation to our continuing operations were as follows:

	Pension Benefits			OPEB
	For the Years Ended December 31,
	2019	2018	2017	2019	2018	2017
	(in millions)
Net actuarial (gains) losses arising during the year(1)(2)	$(150)	$77	$(83)	$3	$(6)	$1
Recognized net actuarial gains (losses)(3)	(19)	(3)	(36)	1	—	1
Deferred income tax expense (benefit)(4)	84	(16)	42	(1)	2	—

Total recognized in other comprehensive income, net of tax	$(85)	$58	$(77)	$3	$(4)	$2

(1)	Net of AOCL reclassified upon sale of business. Refer to Note 15—Accumulated Other Comprehensive Loss for further details.
(2)

The net actuarial gains of $150 million on our pension plans during the year ended December 31, 2019 were primarily attributable to asset returns, partially offset by a decrease in the discount rate. The net actuarial losses of $77 million on our pension plans during the year ended December 31, 2018 were primarily attributable to lower asset returns, partially offset by an increase in the discount rate. The net actuarial gains of $83 million on our pension plans during the year ended December 31, 2017 were primarily attributable to asset returns, partially offset by a decrease in the discount rate.

(3)	Comprises amortization of actuarial gains (losses) and one-time expense due to settlements.
(4)	Includes the cumulative impact of adopting ASU 2018-02 on January 1, 2019.

We used the following weighted-average assumptions to determine our RGPP defined benefit pension and our OPEB obligations:

	RGPP Pension Benefits		OPEB
	As of December 31,
	2019	2018	2019	2018
Discount rate	3.17%	4.31%	3.22%	4.35%
Rate of compensation increase	3.00%	3.00%	N/A	N/A

Confidential Treatment Requested by Pactiv Evergreen Inc.

Pursuant to 17 C.F.R. Section 200.83

Reynolds Group Holdings Limited

Notes to the Consolidated Financial Statements

We used the following weighted-average assumptions to determine our RGPP net defined benefit pension and our OPEB costs:

	RGPP Pension Benefits			OPEB
	For the Years Ended December 31,
	2019	2018	2017	2019	2018	2017
Discount rate	4.31%	3.64%	4.12%	4.35%	3.66%	3.66%
Rate of compensation increase	3.00%	3.00%	3.00%	N/A	N/A	N/A
Expected long-term rate of return on plan assets	5.35%	5.62%	5.74%	N/A	N/A	N/A
Healthcare cost trend rate	N/A	N/A	N/A	7.20%	8.19%	7.19%

The discount rate used reflects the expected future cash flows based on plan provisions and participant data as of the beginning of the plan year. The expected future cash flows for our U.S. pension plan are discounted by the Aon Hewitt above median yield curve for the years ended December 31, 2019 and 2018. The yield curve is a hypothetical AA yield curve comprised of a series of annualized individual discount rates. The expected long-term return on our U.S. pension plan assets was developed as a weighted average rate based on the target asset allocation of the plan and the long-term capital market assumptions. The overall return for each asset class was developed by combining a long-term inflation component and the associated real rates. The development of the capital market assumptions utilized a variety of methodologies, including, but not limited to, historical analysis, expected economic growth outlook and market yield analysis.

Our estimated future benefit payments for our defined benefit pension and OPEB plans were as follows:

	As of December 31,
	Pension Benefits	OPEB
	(in millions)
2020	$316	$3
2021	315	3
2022	312	3
2023	308	3
2024	300	3
2025-2029	1,400	16

Plan assets

Our investment strategy for the plan assets is to manage the assets in relation to the liabilities in order to pay retirement benefits to plan participants over the life of the plan. This is accomplished by identifying and managing the exposure to various market risks, diversifying investments across various asset classes and earning an acceptable long-term rate of return consistent with an acceptable amount of risk while considering the liquidity needs of the plan.

Confidential Treatment Requested by Pactiv Evergreen Inc.

Pursuant to 17 C.F.R. Section 200.83

Reynolds Group Holdings Limited

Notes to the Consolidated Financial Statements

The target asset allocation for the RGPP is 60% equities, 30% fixed income and 10% alternative investments, which includes real estate. The following table presents summarized details of plan assets. Further details regarding the fair value hierarchy of these assets are presented below.

	As of December 31,
	2019	2018
	(in millions)
Equity securities	$2,422	$2,146
Corporate bonds	866	654
Property	439	429
Other	103	271

Total pension plan assets	$3,830	$3,500

The accounting guidance on fair value measurements specifies a fair value hierarchy based upon the observability of inputs used in valuation techniques. The following is a description of the valuation methods and assumptions we use to estimate the fair value of investments.

•

Common Stocks, and Exchange Traded and Mutual Funds—The fair values of common stocks and exchange traded and mutual funds are determined by obtaining quoted prices on nationally and internationally recognized securities exchanges (Level 1 inputs).

•

Fixed Income Securities—Corporate bonds are valued based on yields currently available on comparable securities of issuers with similar credit ratings (Level 2 inputs). When quoted prices are not available for identical or similar bonds, the bond is valued using matrix pricing, a mathematical technique widely used in the industry to value debt securities without relying exclusively on quoted prices for the specific securities but rather by relying on the securities’ relationship to other benchmark quoted securities (Level 2 inputs).

•

Collective Trusts and Pooled Separate Account—The fair value of participation units owned by the RGPP in collective trusts and pooled separate account are based on the net asset values per unit as reported by the fund managers as of the plan’s financial statement dates and recent transaction prices.

•

Limited Partnerships—The fair value is calculated based on the fair value of underlying securities, which include investments in equity of privately held companies as well as publicly traded companies. In general, fair values of publicly traded companies are based on the closing price quoted on a public exchange as of the last day of the reporting period. Fair values of privately held companies are based on reviewing the price of recent transactions or by calculating the fair value using a variety of industry-accepted techniques.

Confidential Treatment Requested by Pactiv Evergreen Inc.

Pursuant to 17 C.F.R. Section 200.83

Reynolds Group Holdings Limited

Notes to the Consolidated Financial Statements

We had the following allocation of defined benefit pension plan assets:

	Quoted Prices in Active Markets for Identical Assets		Significant Other Observable Inputs		Significant Unobservable Inputs		Measured at Net
	(Level 1)		(Level 2)		(Level 3)		Asset Value(1)		Total
	As of December 31,
	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018
RGPP	(in millions)
Common stocks	$1,079	$750	$—	$—	$—	$—	$—	$—	$1,079	$750
Corporate bonds	—	—	772	515	—	—	—	—	772	515
Collective trusts—equities	—	—	—	—	—	—	1,337	1,359	1,337	1,359
Collective trusts/pooled separate account—real estate	—	—	—	—	—	—	358	339	358	339
Collective trusts—money market	—	—	—	—	—	—	100	257	100	257
Other(2)	88	126	—	—	—	6	81	87	169	219

Total RGPP	1,167	876	772	515	—	6	1,876	2,042	3,815	3,439
Other plans	11	59	2	2	—	—	2	—	15	61

Total pension plan assets	$1,178	$935	$774	$517	$—	$6	$1,878	$2,042	$3,830	$3,500

(1)

Per ASU 2015-07, certain investments that are measured at fair value using the net asset value per share practical expedient have not been categorized in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the total value of the plan assets.

(2)	Consisted primarily of exchange traded and mutual funds and limited partnerships.

Defined Contribution Plans

We sponsor various defined contribution plans. Our expense relating to defined contribution plans was $47 million, $45 million and $46 million for the years ended December 31, 2019, 2018 and 2017, respectively.

Multi-employer plans—withdrawal liabilities

As of December 31, 2019 and 2018, we have recognized a liability of $49 million and $52 million, respectively, in respect of our future obligations arising from the withdrawal from multi-employer pension plans. We expect to make payments of approximately $4 million annually over the next 16 years in respect of these obligations.

Note 13—Other Expense, Net

Other expense, net consisted of the following:

	For the Years Ended December 31,
	2019	2018	2017
	(in millions)
Related party Management Fee(1)	$16	$16	$17
Loss on sale of businesses and noncurrent assets(2)	21	31	22
Other	(3)	(14)	(1)

Other expense, net	$34	$33	$38

Confidential Treatment Requested by Pactiv Evergreen Inc.

Pursuant to 17 C.F.R. Section 200.83

Reynolds Group Holdings Limited

Notes to the Consolidated Financial Statements

(1)	See Note 18—Related Party Transactions for additional information.
(2)

During the years ended December 31, 2019, 2018 and 2017, we have sold and closed various businesses that were primarily included in our Other segment and do not meet the criteria for discontinued operations. As part of these transactions we have reclassified amounts from accumulated other comprehensive loss and recognized these as part of the loss on sale. Refer to Note 15—Accumulated Other Comprehensive Loss for further details. These transactions included the sale during the year ended December 31, 2018 of certain closures operations combined with a Graham Packaging operation in the Asia Pacific region, for total consideration of $114 million. The carrying value of this disposal group was written down to its recoverable amount during the year ended December 31, 2017. Refer to Note 4—Impairment, Restructuring and Other Related Charges for further details.

Note 14—Commitments and Contingencies

Management fee

Our financing agreements permit the payment of a Management Fee to related parties for management, consulting, monitoring and advisory services of up to 1.5% of the Group’s Adjusted EBITDA (as defined in the financing agreements) for the previous year. The Credit Agreement permits us to pay an additional Management Fee of up to $22 million in respect of the 2009 and 2010 financial years. No amount has been accrued in respect of the remaining 2009 and 2010 permitted Management Fee of up to $22 million.

Other matters

We are from time to time party to litigation, legal proceedings and tax examinations arising from our operations. Most of these matters involve allegations of damages against us relating to employment matters, personal injury and commercial or contractual disputes. We record estimates for claims and proceedings that constitute a present obligation when it is probable that an outflow of resources will be required to settle the obligation and a reliable estimate of such obligation can be made. While it is not possible to predict the outcome of any of these matters, based on our assessment of the facts and circumstances, we do not believe any of these matters, individually or in the aggregate, will have a material adverse effect on our balance sheet, results of operations or cash flows. However, actual outcomes may differ from those expected and could have a material effect on our balance sheet, results of operations or cash flows in a future period. Except for amounts provided, there were no legal proceedings pending other than those for which we have determined that the possibility of a material outflow is remote.

As part of the agreements for the sale of various businesses, we have provided certain warranties and indemnities to the respective purchasers as set out in the respective sale agreements. These warranties and indemnities are subject to various terms and conditions affecting the duration and total amount of the indemnities. As of December 31, 2019, we are not aware of any material claims under these agreements that would give rise to an additional liability. However, if such claims arise in the future, they could have a material effect on our balance sheet, results of operations and cash flows.

Confidential Treatment Requested by Pactiv Evergreen Inc.

Pursuant to 17 C.F.R. Section 200.83

Reynolds Group Holdings Limited

Notes to the Consolidated Financial Statements

Note 15—Accumulated Other Comprehensive Loss

The following table summarizes the changes in our balances of each component of AOCL:

	For the Years Ended December 31,
	2019	2018	2017
	(in millions)
Currency translation adjustments:
Balance as of beginning of year	$(442)	$(402)	$(505)

Currency translation adjustments	14	(63)	78
Amounts reclassified from AOCL(1)	74	23	25

Other comprehensive income (loss)	88	(40)	103

Balance as of end of year	$(354)	$(442)	$(402)

Defined benefit plans:
Plans associated with continuing operations
Balance as of beginning of year	$(259)	$(205)	$(280)

Net actuarial gain (loss) arising during year	146	(83)	79
Deferred tax (expense) benefit on net actuarial gain (loss)	(34)	18	(29)
(Gains) and losses reclassified from AOCL:
Amortization of experience loss	—	1	2
Defined benefit plan settlement losses	18	2	33
Reclassification upon sale of business(2)	1	12	3
Deferred tax (expense) benefit on reclassifications(3)	(5)	(4)	(13)

Other comprehensive income (loss)	126	(54)	75
Cumulative impact of adopting ASU 2018-02	(44)	—	—

Balance as of end of year	$(177)	$(259)	$(205)

Plans held for sale or distribution
Balance as of beginning of year	$12	$10	$10

Net actuarial gain (loss) arising during year	(5)	5	1
Deferred tax (expense) benefit on net actuarial gain (loss)	1	(1)	—
(Gains) and losses reclassified from AOCL:
Amortization of actuarial gain(4)	(2)	(2)	(2)
Reclassification upon sale of business(4)	5	—	—
Deferred tax (expense) benefit on reclassifications(3)	(1)	—	1

Other comprehensive income (loss)	(2)	2	—
Cumulative impact of adopting ASU 2018-02	3	—	—

Balance as of end of year	$13	$12	$10

AOCL
Balance as of beginning of year	$(689)	$(597)	$(775)
Other comprehensive income (loss)	212	(92)	178
Cumulative impact of adopting ASU 2018-02	(41)	—	—

Balance as of end of year	$(518)	$(689)	$(597)

(1)	In the year ended December 31, 2019, $56 million of this amount relates to the release of currency translation adjustments upon the sale of our North American and Japanese closures businesses and is

Confidential Treatment Requested by Pactiv Evergreen Inc.

Pursuant to 17 C.F.R. Section 200.83

Reynolds Group Holdings Limited

Notes to the Consolidated Financial Statements

recorded in income from discontinued operations. The remaining amounts are recorded within other expense, net in our consolidated statements of income.
(2)	Reclassifications upon sale of businesses within continuing operations are recorded in other expense, net.
(3)	Taxes reclassified to income are recorded in income tax (expense) benefit.
(4)	Reclassifications associated with plans held for sale or distribution are recorded in income (loss) from discontinued operations.

Note 16—Income Taxes

The components of income (loss) from continuing operations before income tax were as follows:

	For the Years Ended December 31,
	2019	2018	2017
	(in millions)
(Loss) income from continuing operations before income taxes:
New Zealand	$12	$100	$(10)
United States	(87)	(155)	112
Other	(39)	8	19

Total (loss) income from continuing operations before income taxes	$(114)	$(47)	$121

Significant components of income tax (expense) benefit from continuing operations were as follows:

	For the Years Ended December 31,
	2019	2018	2017
	(in millions)
Current
New Zealand	$(8)	$(11)	$(4)
United States	63	18	(76)
Other	(21)	(21)	(30)

Total current income tax benefit (expense)	34	(14)	(110)

Deferred
New Zealand	(4)	1	24
United States	(91)	27	292
Other	7	2	12

Total deferred income tax (expense) benefit	(88)	30	328

Total income tax (expense) benefit	$(54)	$16	$218

Confidential Treatment Requested by Pactiv Evergreen Inc.

Pursuant to 17 C.F.R. Section 200.83

Reynolds Group Holdings Limited

Notes to the Consolidated Financial Statements

A reconciliation of income taxes computed at the New Zealand statutory income tax rate of 28% to our income tax (expense) benefit was as follows:

	For the Years Ended December 31,
	2019	2018	2017
	(in millions)
Income tax benefit (expense) using the New Zealand tax rate of 28%	$32	$13	$(34)
Effect of tax rates in foreign jurisdictions	(34)	(12)	(14)
Non-deductible expenses and permanent differences	(3)	(25)	(37)
Tax exempt income and income at a reduced tax rate	3	5	7
Goodwill impairment	(1)	(20)	—
Currency translation adjustment	(2)	(1)	25
Domestic manufacturing deduction	—	—	5
Withholding tax	(6)	(9)	(6)
Deemed mandatory repatriation	—	—	(5)
Tax rate modifications	(1)	46	356
Change in valuation allowance	(100)	(17)	(80)
Tax on unremitted earnings	1	(4)	6
Tax uncertainties	(2)	27	(4)
Over (under) provided in prior periods	(2)	16	(3)
Foreign tax credit	57	—	—
Other	4	(3)	2

Total income tax (expense) benefit	$(54)	$16	$218

During the year ended December 31, 2019, we amended prior years’ federal income tax returns to claim a foreign tax credit in lieu of a foreign tax deduction. A current tax benefit of $57 million has been recognized for the resulting refund claim. The related receivable has been recorded in other noncurrent assets.

In December 2017, the Tax Cuts and Jobs Act (the “Act”) went into effect. For the year ended December 31, 2017, we recorded the following adjustments on a provisional basis, reflecting the estimated impact of the Act.

The reduction in the U.S. federal tax rate from 35% to 21% resulted in a tax benefit of $356 million related to the remeasurement of net deferred tax liabilities that is recognized in the consolidated statements of income for the year ended December 31, 2017. In addition, we recognized tax expense of $5 million for the liability arising from the deemed mandatory repatriation of earnings associated with the introduction of a participation exemption tax system. During the year ended December 31, 2018, we finalized these provisionally determined amounts. There were no significant changes to any previously determined provisional amounts.

Our foreign earnings in the United States and certain other jurisdictions are considered permanently reinvested and therefore we do not accrue income taxes on these earnings. We have not provided income taxes on approximately $368 million of earnings that are considered permanently reinvested.

Confidential Treatment Requested by Pactiv Evergreen Inc.

Pursuant to 17 C.F.R. Section 200.83

Reynolds Group Holdings Limited

Notes to the Consolidated Financial Statements

Deferred Tax Assets and Liabilities

Deferred income taxes result from temporary differences between the amount of assets and liabilities recognized for financial reporting and tax purposes as well as tax attributes such as tax loss and tax credit carryforwards. The components of our net deferred income tax liability were as follows:

	As of December 31,
	2019	2018
	(in millions)
Deferred tax assets
Employee benefits	$183	$247
Operating lease liabilities	76	—
Inventory	16	14
Reserves	18	20
Tax losses	327	350
Tax credits	75	20
Interest	392	367
Other	12	8

Total deferred tax assets	1,099	1,026
Valuation allowance	(530)	(421)

Total deferred tax assets net of valuation allowance	569	605

Deferred tax liabilities
Intangible assets	(731)	(751)
Property, plant and equipment	(298)	(281)
Operating lease right-of-use assets	(72)	—
Other	—	(11)

Total deferred tax liabilities	(1,101)	(1,043)

Net deferred tax liabilities	$(532)	$(438)

Tax loss and tax credit carryforwards, presented on a gross basis, were as follows:

	As of December 31,
	2019	2018
	(in millions)
Tax loss carryforwards
Expires within 5 years	$291	$252
Expires after 5 years or indefinite expiration	1,557	1,696

Total tax loss carryforwards	$1,848	$1,948

Tax credit carryforwards
Expires within 5 years	$65	$10
Expires after 5 years or indefinite expiration	10	10

Total tax credit carryforwards	$75	$20

Deferred tax assets related to interest, tax loss carryovers, and tax credit carryovers are available to offset future taxable earnings. We have provided a valuation allowance to reduce the carrying value of certain of these deferred tax assets, as we have concluded that, based on the available evidence, it is more likely than not that the deferred tax assets will not be fully realized. Valuation allowances were $530 million and $421 million as of December 31, 2019 and 2018, respectively.

Confidential Treatment Requested by Pactiv Evergreen Inc.

Pursuant to 17 C.F.R. Section 200.83

Reynolds Group Holdings Limited

Notes to the Consolidated Financial Statements

The following table reflects changes in valuation allowance for the respective periods:

	For the Years Ended December 31,
	2019	2018	2017
	(in millions)
Balance at the beginning of the year	$421	$429	$528
Expense (benefit)	100	17	80
Expiration of tax losses	—	—	(191)
Transfers to held for sale or distribution	(49)	1	—
Foreign tax rate movements	55	—	—
Currency translation adjustments and other	3	(26)	12

Balance at end of the year	$530	$421	$429

The changes in our valuation allowance during the years ended December 31, 2019 and 2017 are primarily attributable to changes in our assessment of recoverability in relation to deferred interest deductions. The additional valuation allowance during the year ended December 31, 2017 arose from legislative changes restricting our ability to utilize the interest deductions. The additional valuation allowance during the year ended December 31, 2019 arose from changes in expected future taxable income as a result of the tax-free distribution of Reynolds Consumer Products on February 4, 2020. See Note 3—Discontinued Operations.

Uncertain Tax Positions

ASC 740 prescribes a recognition threshold of more-likely-than not to be sustained upon examination as it relates to the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements. Our policy is to include interest and penalties related to gross unrecognized tax benefits in income tax expense.

The following table summarizes the activity related to our gross unrecognized tax benefits:

	For the Years Ended December 31,
	2019	2018	2017
	(in millions)
Balance at beginning of the year	$18	$48	$34
Increase associated with tax positions taken during the current year	5	1	—
Increase (decrease) associated with positions taken during a prior year	(1)	(31)	16
Lapse of statute of limitations	(1)	—	(2)

Ending unrecognized tax benefits	$21	$18	$48

Accrued interest and penalties related to unrecognized tax benefits have been recorded in income tax expense. Interest expense accrued (reversed) for the years ended December 31, 2019, 2018 and 2017 was $1 million, ($2) million, and $2 million, respectively.

Each year we file income tax returns in the various national, state and local income taxing jurisdictions in which we operate. In each jurisdiction our income tax returns are subject to examination and possible challenge by the tax authorities. Although ultimate timing is uncertain, the net amount of tax liability for unrecognized tax benefits may change within the next twelve months due to changes in audit status, settlements of tax assessments and other events.

Confidential Treatment Requested by Pactiv Evergreen Inc.

Pursuant to 17 C.F.R. Section 200.83

Reynolds Group Holdings Limited

Notes to the Consolidated Financial Statements

Tax years 2015 and forward remain subject to audit by Inland Revenue in New Zealand, and tax years 2016 and forward remain subject to examination in the U.S. by the IRS. Currently, our 2016 and 2017 U.S. federal income tax returns are being audited by the IRS. In addition, we are currently subject to routine tax examinations in other jurisdictions.

Note 17—Segment Information

ASC 280 Segment Reporting establishes the standards for reporting information about segments in financial statements. In applying the criteria set forth in ASC 280 and in conjunction with the distribution of our former Reynolds Consumer Products segment, as of March 31, 2020, we have realigned our reportable segments. As a result of this, we have determined that we have four reportable segments: Foodservice, Food Merchandising, Beverage Merchandising and Graham Packaging. These reportable segments reflect the change in our operating structure and the manner in which our Chief Operating Decision Maker (“CODM”) assesses information for decision-making purposes.

The key factors used to identify these reportable segments are the organization and alignment of our internal operations and the nature of our products. This reflects how our CODM monitors performance, allocates capital and makes strategic and operational decisions. Our reportable segments are described as follows:

Foodservice

Foodservice manufactures a broad range of products that enable consumers to eat and drink where they want and when they want with convenience. Foodservice manufactures food containers, hot and cold cups and lids, tableware items and other products which make eating on-the-go more enjoyable and easy to do.

Food Merchandising

Food Merchandising manufactures products that protect and attractively display food while preserving freshness. Food Merchandising products include clear rigid-display containers, containers for prepared and ready-to-eat food, trays for meat and poultry and molded fiber cartons.

Beverage Merchandising

Beverage Merchandising manufactures cartons for fresh refrigerated beverage products, primarily serving dairy (including plant-based, organic and specialties), juice and other specialty beverage end-markets. Beverage Merchandising manufactures and supplies integrated fresh carton systems, which include printed cartons, spouts and filling machinery. It also produces fiber-based liquid packaging board for its internal requirements and to sell to other fresh beverage carton manufacturers, as well as a range of paper-based products which it sells to paper and packaging converters.

Graham Packaging

Graham Packaging is a designer and manufacturer of value-added, custom blow-molded plastic containers for consumer products.

Other

In addition to our reportable segments, we have other operating segments which do not meet the threshold for presentation as a reportable segment. These operating segments include the remaining components of our former closures business, which generate revenue from the sale of caps and closures, and are presented as Other in the reconciliation between total reportable segment amounts and the equivalent consolidated measure.

Confidential Treatment Requested by Pactiv Evergreen Inc.

Pursuant to 17 C.F.R. Section 200.83

Reynolds Group Holdings Limited

Notes to the Consolidated Financial Statements

Unallocated

Unallocated includes corporate costs, primarily relating to group wide functions such as finance, tax and legal and the effects of the RGPP.

Information by Segment

We present reportable segment adjusted EBITDA (“Adjusted EBITDA”) as this is the financial measure by which management and our CODM allocate resources and analyze the performance of our reportable segments.

Adjusted EBITDA represents each segment’s earnings before interest, tax, depreciation and amortization and is further adjusted to exclude certain items of a significant or unusual nature, including but not limited to, related party management fees, unrealized gains or losses on derivatives, gains or losses on the sale of businesses and noncurrent assets, impairment charges, restructuring, asset impairment and other related charges, operational process engineering-related consultancy costs, non-cash pension income or expense and strategic review and transaction-related costs.

Segment assets represent trade receivables, inventory and property, plant and equipment.

The accounting policies applied by each segment are the same as those described in Note 2—Summary of Significant Accounting Policies.

	Foodservice	Food Merchandising	Beverage Merchandising	Graham Packaging	Reportable segment total
	(in millions)
2019
Net revenues	$2,160	$1,388	$1,483	$1,924	$6,955
Intersegment revenues	—	—	123	—	123

Total reportable segment net revenues	2,160	1,388	1,606	1,924	7,078
Adjusted EBITDA	336	223	196	339	1,094
Depreciation and amortization	112	90	61	243	506
Capital expenditures	138	55	80	172	445
Total assets	1,090	727	972	1,133	3,922

	Foodservice	Food Merchandising	Beverage Merchandising	Graham Packaging	Reportable segment total
	(in millions)
2018
Net revenues	$2,137	$1,419	$1,504	$2,087	$7,147
Intersegment revenues	—	—	99	—	99

Total reportable segment net revenues	2,137	1,419	1,603	2,087	7,246
Adjusted EBITDA	318	231	231	350	1,130
Depreciation and amortization	109	88	62	252	511
Capital expenditures	157	75	73	135	440
Total assets	1,017	701	910	1,206	3,834

Confidential Treatment Requested by Pactiv Evergreen Inc.

Pursuant to 17 C.F.R. Section 200.83

Reynolds Group Holdings Limited

Notes to the Consolidated Financial Statements

	Foodservice	Food Merchandising	Beverage Merchandising	Graham Packaging	Reportable segment total
	(in millions)
2017
Net revenues	$2,056	$1,398	$1,448	$2,147	$7,049
Intersegment revenues	—	—	114	—	114

Total reportable segment net revenues	2,056	1,398	1,562	2,147	7,163
Adjusted EBITDA	377	280	259	397	1,313
Depreciation and amortization	105	92	57	257	511
Capital expenditures	50	55	67	140	312

The following table presents a reconciliation of reportable segment Adjusted EBITDA to consolidated U.S. GAAP income from continuing operations before income taxes:

	For the Years Ended December 31,
	2019	2018	2017
	(in millions)
Reportable segment Adjusted EBITDA	$1,094	$1,130	$1,313
Other	11	17	37
Unallocated	(67)	(56)	(56)

	1,038	1,091	1,294
Adjustments to reconcile to U.S. GAAP (loss) income from continuing operations before income taxes
Depreciation and amortization	(516)	(523)	(534)
Interest expense, net	(432)	(412)	(484)
Goodwill impairment charges	(16)	(138)	—
Restructuring, asset impairment and other related charges	(96)	(53)	(101)
Loss on sale of businesses and noncurrent assets	(21)	(31)	(22)
Non-cash pension (expense) income	(6)	51	(1)
Operational process engineering-related consultancy costs	(27)	(14)	(12)
Related party Management Fee	(16)	(16)	(17)
Strategic review and transaction-related costs	(7)	—	—
Unrealized gains (losses) on derivatives	4	(8)	(3)
Other	(19)	6	1

(Loss) income from continuing operations before tax	$(114)	$(47)	$121

The following table presents a reconciliation of reportable segment depreciation and amortization to consolidated depreciation and amortization from continuing operations:

	For the Years Ended December 31,
	2019	2018	2017
	(in millions)
Reportable segment depreciation and amortization	$506	$511	$511
Other	10	12	23

Depreciation and amortization from continuing operations	$516	$523	$534

Confidential Treatment Requested by Pactiv Evergreen Inc.

Pursuant to 17 C.F.R. Section 200.83

Reynolds Group Holdings Limited

Notes to the Consolidated Financial Statements

The following table presents a reconciliation of reportable segment capital expenditures to consolidated capital expenditures:

	For the Years Ended December 31,
	2019	2018	2017
	(in millions)
Reportable segment capital expenditures	$445	$440	$312
Other	6	6	10
Unallocated	6	8	3
Discontinued operations	172	138	88

Capital expenditures	$629	$592	$413

The following table presents a reconciliation of reportable segment assets to consolidated assets:

	As of December 31,
	2019	2018
	(in millions)
Reportable segment assets	$3,922	$3,834
Other	65	132
Unallocated(1)	12,188	12,203

Total assets	$16,175	$16,169

(1)

Unallocated includes unallocated assets, which are comprised of cash and cash equivalents, other current assets, assets held for sale or distribution, entity-wide property, plant and equipment, operating lease ROU assets, goodwill, intangible assets, deferred income taxes, related party receivables and other noncurrent assets.

Confidential Treatment Requested by Pactiv Evergreen Inc.

Pursuant to 17 C.F.R. Section 200.83

Reynolds Group Holdings Limited

Notes to the Consolidated Financial Statements

Information in Relation to Products

Net revenues by product line are as follows:

	For the Years Ended December 31,
	2019	2018	2017
	(in millions)
Foodservice
Cups and lids	$906	$844	$814
Containers	792	805	779
Dinnerware	207	209	198
Other	255	279	265
Food Merchandising
Meat trays	353	355	346
Bakery/snack/produce/fruit containers	311	308	309
Prepared food trays	174	168	160
Egg cartons	98	97	100
Dinnerware	307	339	326
Other	145	152	157
Beverage Merchandising
Cartons for fresh beverage products	812	799	774
Liquid packaging board	446	438	453
Paper products	348	366	335
Graham Packaging
Food and beverage plastic containers	1,356	1,443	1,487
All other plastic containers	568	644	660

Reportable segment net revenues	7,078	7,246	7,163
Other / Unallocated
Other	160	248	390
Inter-segment eliminations	(123)	(99)	(114)

Net revenues	$7,115	$7,395	$7,439

For all product lines, there is a relatively short time period between the receipt of the order and the transfer of control over the goods to the customer.

Geographic Data

Geographic data for net revenues (recognized based on location of our business operations) and long-lived assets (representing property, plant and equipment) are as follows:

	For the Years Ended December 31,
	2019	2018	2017
	(in millions)
Net revenues:
United States	$6,148	$6,291	$6,159
Rest of North America	478	493	495
Other	489	611	785

Net revenues	$7,115	$7,395	$7,439

Confidential Treatment Requested by Pactiv Evergreen Inc.

Pursuant to 17 C.F.R. Section 200.83

Reynolds Group Holdings Limited

Notes to the Consolidated Financial Statements

	As of December 31,
	2019	2018
	(in millions)
Long-lived assets
United States	$2,202	$2,111
Rest of North America	84	83
Other	189	228

Long-lived assets	$2,475	$2,422

Note 18—Related Party Transactions

Our parent is PFL, the ultimate parent is Packaging Holdings Limited and the ultimate shareholder is Mr. Graeme Hart.

The related party entities and types of transactions we entered into with them are detailed below. All related parties detailed below have a common ultimate shareholder, except for the joint ventures.

	Transaction value for the year ended December 31,			Balance outstanding as of December 31,
	2019	2018	2017	2019	2018
	(in millions)
Balances and transactions with joint ventures
Included in other current assets				$8	$12
Sale of goods and services(a)	$26	$28	$22
Balances and transactions with other entities controlled by Mr. Graeme Hart
Included in other current assets				—	1
Recharges	4	7	6
Included in related party receivables(b)				339	328
Interest income	15	17	17
Included in related party payables				(30)	(33)
Recharges(c)	(24)	(18)	(21)
Management Fee(d)	(29)	(28)	(31)
Tax loss transfer	(2)	(3)	(1)
Transactions with discontinued operations
Sale of goods(e)	280	316	302
Purchase of goods(e)	(149)	(161)	(148)

(a)

All transactions with joint ventures are settled in cash. Sales of goods and services are negotiated on a cost-plus basis allowing a margin ranging from 3% to 6%. All amounts are unsecured, non-interest bearing and repayable on demand.

(b)

This loan accrues interest, if we demand it, at a rate based on the average 90-day New Zealand bank bill rate, set quarterly, plus a margin of 3.25%. During the year ended December 31, 2019, interest was charged at 4.40% to 5.15% (2018: 5.16% to 5.26%; 2017: 5.16% to 5.25%). Interest is payable annually and is recognized in income as accrued. The loan is unsecured and repayable on demand. In 2017, $24 million of the related party loan receivable was settled, and by way of a payment direction, we repaid $23 million of outstanding related party trade payables and $1 million of outstanding related party borrowings.

Confidential Treatment Requested by Pactiv Evergreen Inc.

Pursuant to 17 C.F.R. Section 200.83

Reynolds Group Holdings Limited

Notes to the Consolidated Financial Statements

(c)

Represents certain costs paid on our behalf that were subsequently recharged to us. These charges are for various costs incurred including services provided, financing and other activities. All amounts are unsecured, non-interest bearing and settled on normal trade terms.

(d)

Our financing agreements permit the payment of a Management Fee to related parties for management, consulting, monitoring and advising services of up to 1.5% of our Adjusted EBITDA (as defined in the financing agreements) for the previous year. Of these amounts, $16 million, $16 million and $17 million in the years ended December 31, 2019, 2018 and 2017, respectively, has been recorded in other expense, net, and the remaining balance has been presented in discontinued operations.

(e)	Represents revenues and cost of sales recognized by our continuing operations in respect of sales to and purchases from Reynolds Consumer Products. Refer to Note 3—Discontinued Operations.

Note 19—Earnings per Share

A reconciliation of the number of shares used for our earnings (loss) per share calculation was as follows:

	For the Years Ended December 31,
	2019	2018	2017
	(in millions, except share and per share amounts)
Net income (loss) attributable to Reynolds Group Holdings Limited common stockholder
From continuing operations	$(167)	$(33)	$337
From discontinued operations	258	312	257
Total	91	279	594
Weighted average number of shares outstanding—basic and diluted(1)	35,708,019	35,708,019	35,708,019

Earnings (loss) per share attributable to Reynolds Group Holdings Limited common stockholder
From continuing operations—basic and diluted	$(4.68)	$(0.92)	$9.44
From discontinued operations—basic and diluted	7.23	8.74	7.20
Total—basic and diluted	2.55	7.82	16.64

(1)

The weighted average number of shares outstanding reflects 71,500,004 shares outstanding as of December 31, 2019, 2018 and 2017, adjusted for the buy back and cancellation of 35,791,985 shares, which occurred in conjunction with the distribution of RCPI on February 4, 2020 and has been retroactively reflected as a reverse stock split for all periods presented.

Note 20—Subsequent Events

Except as described below, there have been no events subsequent to December 31, 2019 which would require accrual or disclosure in these consolidated financial statements. Subsequent events have been evaluated through June 2, 2020, the date these consolidated financial statements were available to be issued.

COVID-19

On March 11, 2020, the COVID-19 outbreak was declared a pandemic by the World Health Organization, which recommended containment and mitigation measures worldwide.

The outbreak and the response of governmental and public health organizations in dealing with the pandemic is restricting general activity levels within the community, the economy and certain operations of our

Confidential Treatment Requested by Pactiv Evergreen Inc.

Pursuant to 17 C.F.R. Section 200.83

Reynolds Group Holdings Limited

Notes to the Consolidated Financial Statements

business. While we continue to operate, the scale and duration of these developments remain uncertain as of the date of this report. Our results of operations and financial condition are likely to be impacted through the duration of the pandemic. However, estimating the impact on our manufacturing facilities and employees, supply chain and customer demand is subject to significant uncertainty associated with both the duration and the spread of the pandemic. As such, there could be material impacts on our financial condition and results of operations in future periods.

The financial statements have been prepared based upon conditions existing at December 31, 2019 and considering those events occurring subsequent to that date that provide evidence of conditions that existed at the end of the reporting period. As the outbreak of COVID-19 occurred after December 31, 2019, its impact is considered an event that is indicative of conditions that arose after the reporting period and accordingly, no adjustments have been made to the financial statements as of December 31, 2019 for the impacts of COVID-19.

CARES Act

The Coronavirus Aid, Relief and Economic Security (“CARES”) Act was enacted in March 2020. Retroactive provisions of the CARES Act entitle us to utilize additional deferred interest deductions, which lower our taxable income for the year ended December 31, 2019. The CARES Act also increases the allowable interest deductions for the year ending December 31, 2020. As a result of the CARES Act, subsequent to December 31, 2019 we recognized a tax benefit in the quarter ended March 31, 2020 of $81 million in respect of adjusting our taxable income for the year ended December 31, 2019.

Confidential Treatment Requested by Pactiv Evergreen Inc.

Pursuant to 17 C.F.R. Section 200.83

Shares

Pactiv Evergreen Inc.

Common Stock

PRELIMINARY PROSPECTUS

                , 2020

Credit Suisse

Through and including                  , 2020 (the 25th day after the date of this prospectus), all dealers that buy, sell or trade our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Confidential Treatment Requested by Pactiv Evergreen Inc.

Pursuant to 17 C.F.R. Section 200.83

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

Estimated expenses, other than underwriting discounts and commissions, of the sale of our common stock, are as follows (in thousands):

Amount to Be Paid*
SEC registration fee	$
FINRA filing fee
Listing fee
Transfer agent’s fees
Printing and engraving expenses
Legal fees and expenses
Accounting fees and expenses
Miscellaneous

Total	$

*	To be completed by amendment.

Each of the amounts set forth above, other than the registration fee and the FINRA filing fee, is an estimate.

Item 14. Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending or completed actions, suits or proceedings in which such person is made a party by reason of such person being or having been a director, officer, employee or agent to the registrant. The Delaware General Corporation Law provides that Section 145 is not exclusive of other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise. The registrant’s bylaws provides for indemnification by the registrant of its directors, officers and employees to the fullest extent permitted by the Delaware General Corporation Law.

The registrant has entered into indemnification agreements with each of its current directors and executive officers to provide these directors and executive officers additional contractual assurances regarding the scope of the indemnification set forth in the registrant’s certificate of incorporation and bylaws and to provide additional procedural protections. There is no pending litigation or proceeding involving a director or executive officer of the registrant for which indemnification is sought. Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments of dividends or unlawful stock repurchases, redemptions or other distributions, or (iv) for any transaction from which the director derived an improper personal benefit. The registrant’s certificate of incorporation provides for such limitation of liability.

The registrant maintains standard policies of insurance under which coverage is provided (a) to its directors and officers against loss arising from claims made by reason of breach of duty or other wrongful act, and (b) to the registrant with respect to payments which may be made by the registrant to such officers and directors

Confidential Treatment Requested by Pactiv Evergreen Inc.

Pursuant to 17 C.F.R. Section 200.83

pursuant to the above indemnification provision or otherwise as a matter of law. The proposed form of underwriting agreement filed as Exhibit 1.1 to this registration statement provides for indemnification of directors and officers of the registrant by the underwriters against certain liabilities.

Item 15. Recent Sales of Unregistered Securities

None.

Item 16. Exhibits and Financial Statement Schedules

(a) The following exhibits are filed as part of this registration statement:

Exhibit Number		Description

1.1	*	Form of Underwriting Agreement

3.1	*	Amended and Restated Certificate of Incorporation

3.2	*	By-Laws

5.1	*	Opinion of Davis Polk & Wardwell LLP

10.1	†*	Form of Director and Officer Indemnification Agreement

10.2	***	Master Supply Agreement, dated November 1, 2019 between Reynolds Consumer Products LLC, as Seller, and Pactiv LLC, as Buyer

10.3	***	Master Supply Agreement, dated November 1, 2019 between Pactiv LLC, as Seller, and Reynolds Consumer Products LLC, as Buyer

10.4	***	Warehousing and Freight Services Agreement, dated November 1, 2019 between Pactiv LLC and Reynolds Consumer Products LLC

10.5	***	Transition Services Agreement, dated November 1, 2019 between Pactiv LLC and Reynolds Consumer Products LLC

10.6	*	Form of Transition Services Agreement between Rank Group Limited and Pactiv Evergreen Inc.

10.7	***	Amended and Restated Lease Agreement, dated January 1, 2020, between Pactiv LLC, as Landlord, and Reynolds Consumer Products LLC, as Tenant

10.8	**	Amended and Restated Employment Agreement of John McGrath, dated July 8, 2019

10.9	**	Retention Agreements of John McGrath, dated July 3, 2019

10.10	**	Transaction Success Bonus Letter for John McGrath, dated July 3, 2019, as amended on June 1, 2020

10.11	**	Modified Severance Agreement Memo for John McGrath, dated July 16, 2019

10.12	**	House Lease Memo for John McGrath, dated July 16, 2019

10.13	**	Employment Agreement of Michael Ragen, dated July 8, 2019

10.14	**	Retention Agreement of Michael Ragen, dated July 17, 2019

10.15	**	Transaction Success Bonus Letter for Michael Ragen, dated July 3, 2019, as amended on June 1, 2020

10.16	**	Restricted Stock Memo for Michael Ragen, dated July 8, 2019

10.17	**	Employment Agreement of John Rooney, dated February 20, 2017

10.18	**	Amendment to Employment Agreement of John Rooney, dated July 11, 2019

10.19	**	Retention Agreements of John Rooney, dated July 8, 2019

10.20	**	Transaction Success Bonus Letter for John Rooney, dated July 8, 2019, as amended on June 1, 2020

10.21	**	Restricted Stock Memo for John Rooney, dated July 8, 2019

10.22	**	Amended and Restated Employment Agreement of Lance Mitchell, dated July 8, 2019

10.23	**	Retention Agreement of Lance Mitchell, dated July 8, 2019

Confidential Treatment Requested by Pactiv Evergreen Inc.

Pursuant to 17 C.F.R. Section 200.83

Exhibit Number		Description

10.24	**	Transaction Success Bonus Letter for Lance Mitchell, dated July 8, 2019

10.25	**	Restricted Stock Memo for Lance Mitchell, dated July 8, 2019

21.1	*	List of subsidiaries

23.1	*	Consent of PricewaterhouseCoopers LLP

23.2	*	Consent of Davis Polk & Wardwell LLP (included in Exhibit 5)

24.1	*	Power of Attorney (included on signature page to the registration statement)

†	Consists of a management contract or compensatory plan or arrangement.
*	To be filed by amendment
**	Filed herewith
***	Previously filed

(b) Financial Statement Schedules

None.

Item 17. Undertakings

The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

The undersigned registrant hereby undertakes:

(a) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions referenced in Item 14 of this registration statement, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director officer or controlling person in connection with the securities being registered hereunder, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(b) The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Confidential Treatment Requested by Pactiv Evergreen Inc.

Pursuant to 17 C.F.R. Section 200.83

EXHIBIT INDEX

Exhibit Number		Description	Sequentially Numbered Page

1.1	*	Form of Underwriting Agreement

3.1	*	Amended and Restated Certificate of Incorporation

3.2	*	By-Laws

5.1	*	Opinion of Davis Polk & Wardwell LLP

10.1	†*	Form of Director and Officer Indemnification Agreement

10.2	***	Master Supply Agreement, dated November 1, 2019 between Reynolds Consumer Products LLC, as Seller, and Pactiv LLC, as Buyer

10.3	***	Master Supply Agreement, dated November 1, 2019 between Pactiv LLC, as Seller, and Reynolds Consumer Products LLC, as Buyer

10.4	***	Warehousing and Freight Services Agreement, dated November 1, 2019 between Pactiv LLC and Reynolds Consumer Products LLC

10.5	***	Transition Services Agreement, dated November 1, 2019 between Pactiv LLC and Reynolds Consumer Products LLC

10.6	*	Form of Transition Services Agreement between Rank Group Limited and Pactiv Evergreen Inc.

10.7	***	Amended and Restated Lease Agreement, dated January 1, 2020, between Pactiv LLC, as Landlord, and Reynolds Consumer Products LLC, as Tenant

10.8	**	Amended and Restated Employment Agreement of John McGrath, dated July 8, 2019

10.9	**	Retention Agreements of John McGrath, dated July 3, 2019

10.10	**	Transaction Success Bonus Letter for John McGrath, dated July 3, 2019, as amended on June 1, 2020

10.11	**	Modified Severance Agreement Memo for John McGrath, dated July 16, 2019

10.12	**	House Lease Memo for John McGrath, dated July 16, 2019

10.13	**	Employment Agreement of Michael Ragen, dated July 8, 2019

10.14	**	Retention Agreement of Michael Ragen, dated July 17, 2019

10.15	**	Transaction Success Bonus Letter for Michael Ragen, dated July 3, 2019, as amended on June 1, 2020

10.16	**	Restricted Stock Memo for Michael Ragen, dated July 8, 2019

10.17	**	Employment Agreement of John Rooney, dated February 20, 2017

10.18	**	Amendment to Employment Agreement of John Rooney, dated July 11, 2019

10.19	**	Retention Agreements of John Rooney, dated July 8, 2019

10.20	**	Transaction Success Bonus Letter for John Rooney, dated July 8, 2019, as amended on June 1, 2020

10.21	**	Restricted Stock Memo for John Rooney, dated July 8, 2019

10.22	**	Amended and Restated Employment Agreement of Lance Mitchell, dated July 8, 2019

10.23	**	Retention Agreement of Lance Mitchell, dated July 8, 2019

10.24	**	Transaction Success Bonus Letter for Lance Mitchell, dated July 8, 2019

10.25	**	Restricted Stock Memo for Lance Mitchell, dated July 8, 2019

21.1	*	List of subsidiaries

23.1	*	Consent of PricewaterhouseCoopers LLP

23.2	*	Consent of Davis Polk & Wardwell LLP (included in Exhibit 5)

24.1	*	Power of Attorney (included on signature page to the registration statement)

†	Consists of a management contract or compensatory plan or arrangement.
*	To be filed by amendment
**	Filed herewith
***	Previously filed

Confidential Treatment Requested by Pactiv Evergreen Inc.

Pursuant to 17 C.F.R. Section 200.83

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the State of Delaware, on the                  day of                 , 2020.

PACTIV EVERGREEN INC.

By:
	Name:	John McGrath
	Title:	Chief Executive Officer

Confidential Treatment Requested by Pactiv Evergreen Inc.

Pursuant to 17 C.F.R. Section 200.83

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints                 ,                  and                  , and each of them, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement and any and all additional registration statements pursuant to Rule 462(b) of the Securities Act of 1933, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto each said attorney-in-fact and agents full power and authority to do and perform each and every act in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or either of them or their or his or her substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

John McGrath	Chief Executive Officer and Director (principal executive officer)

Michael Ragen	Chief Financial Officer (principal financial officer and principal accounting officer)

Allen Hugli	Director

Andrew Liddell	Director